Form 20-F
period 2022-12-31
CBL International Ltd
filed 2023-04-26
CIK 1914805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from________to________

Commission file number 001-41657

CBL INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Teck Lim CHIA, Chief Executive Officer

Telephone: 60-3-2703-2966

Email: wchia@cbl-grp.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	BANL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g): None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

21,250,000 ordinary shares were outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Banle BVI” are to Banle International Group Limited, a company incorporated in the BVI with limited liability on July 2, 2020 and our direct wholly-owned subsidiary;

●	“Banle China” are to Banle International (China) Limited, a company incorporated in Hong Kong with limited liability on March 31, 2021 and our indirect wholly-owned subsidiary;

●	“Banle Energy HK” are to Banle Energy International Limited, a company incorporated in Hong Kong with limited liability on August 18, 2015 and our indirect wholly-owned subsidiary;

●	“Banle Malaysia” are to Banle International (Malaysia) Sdn Bhd, a private company limited by shares duly incorporated in Malaysia on July 16, 2020 and our indirect wholly-owned subsidiary;

●	“Banle Marketing” are to Banle International Marketing Limited, a Labuan company limited by shares incorporated in the Federal Territory of Labuan, Malaysia on August 18, 2020 and our indirect wholly-owned subsidiary;

●	“CAGR” are to compound annual growth rate;

●	“CBL International” are to CBL International Limited, an exempted company incorporated with limited liability in the Cayman Islands on February 8, 2022;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Companies Act” are to Companies Act, Cap.22 (Act 3 of 1961, as combined and revised) of the Cayman Islands;

●	“FY2020” are to the financial year ended December 31, 2020;

●	“FY2021” are to the financial year ended December 31, 2021;

●	“FY2022” are to the financial year ended December 31, 2022;

●	“HK$” are to Hong Kong Dollars, the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region;

●	“IPO” are to the Company’s initial public offering which was consummated on March 27, 2023;

●	“Majestic Energy” are to Majestic Energy (Shenzhen) Co. Limited, a company established in the PRC with limited liability on April 29, 2021 and our indirect wholly-owned subsidiary;

●	“Majestic Energy (Singapore)” are to Majestic Energy (Singapore) Pte Ltd, a company incorporated in Singapore with limited liability on January 11, 2022 and our indirect wholly-owned subsidiary;

●	“MOPS” are to Mean of Platts Singapore, the average set of Singapore-based oil product price assessments published by Platts and the benchmark price in Asia for most refined products;

●	“Operating Subsidiaries” are to Banle Marketing, Banle Energy HK, Majestic Energy (Singapore) and Banle Malaysia;

●	“ordinary shares” are to our ordinary shares, $0.0001 par value per share;

●	“Reliance HK” are to Reliance (China) Limited, a company incorporated in Hong Kong with limited liability on April 1, 2012 and our indirect wholly-owned subsidiary;

●	“RM” are to Malaysian ringgit, the legal currency of Malaysia;

●	“$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” “our Group” and “our” are to, prior to the Reorganization, Banle BVI and, after the Reorganization, CBL International, in each case together with its consolidated subsidiaries as a consolidated entity, as the context requires.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering market in the Asia Pacific;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	our expectation regarding the use of proceeds from our IPO;

●	laws, regulations, and policies relating to the bunkering industry in the Asia Pacific; and

●	general economic and business conditions.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2022 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Relating to Our Business and Industry

We are a marine fuel logistics company and rely on the permits and licenses of our suppliers for the actual delivery of marine fuel to our customers. Under our business model, we are not involved in the handling of marine fuel or other chemicals. Therefore, we do not consider ourselves directly subject to risks relating to environmental protection and hazard control.

Our business scale largely depends on the trade credit provided by our suppliers. Any reduction or termination of trade credit from our suppliers would adversely affect our business.

As an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry in the Asia Pacific, we are generally required by our suppliers to settle the full payment of our orders with payment terms up to 30 days.

We constantly receive inquiries from customers for quotations and orders. However, due to limited trade credit offered by suppliers and our financial resources, we can only accept orders which are commercially viable to us. In order to maximize our capability for accepting orders, we may (i) obtain trade credit from new suppliers; (ii) increase the trade credit from existing suppliers; and/or (iii) increase financial resources available to us. Generally, our suppliers will impose stringent internal control policies to select approved customers, including assessing background information, financial information, quantity of marine fuel to be purchased and obtaining credit report. Therefore, we have to apply to suppliers to be their approved customers prior to the commencement of any business relationships. There is no assurance that our applications will be approved.

In general, the trade credit would be reviewed and assessed by suppliers from time to time. There is no assurance that our suppliers will maintain the trade credit and/or credit terms offered to us. In the event that our suppliers decide to reduce or terminate the trade credit and/or credit terms offered to us, our working capital would be insufficient thus our day-to-day operations would be adversely affected .

We are dependent on the orders from our top five customers during FY2021 and FY2022 and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2021 and FY2022, the revenue from our five largest customers accounted for approximately 83.6% and 73.6%, respectively, of our total revenue. Accordingly, we are heavily dependent on the relationships with our top five customers.

There is no assurance that our top five customers will continue to use our services or that the Group can successfully maintain the relationships with them in the future. In the event that the Group is unable to retain these customers or to successfully seek replacement or the major customer substantially reduces its demand of our services, our business, results of operations and profitability would be adversely affected.

We are susceptible to fluctuations in marine fuel price. Any significant increase in marine fuel price may adversely affect our working capital requirements and financial condition.

Marine fuel prices may fluctuate out of our control due to, global economic conditions, changes in global crude oil prices, expected and actual supply of and demand for marine fuel, political conditions, changes in laws and regulations related to environmental matters, changes in pricing or production controls by the Organization of the Petroleum Exporting Countries (OPEC), technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative fuels, and weather.

The fluctuations in marine fuel price, may affect our working capital requirements. Since our operation scale is limited by our working capital, for a given period of time, if the marine fuel prices increase, we could purchase less marine fuel from suppliers with the same level of financial resources available to us. We are therefore vulnerable to such changes. In the event that there is a significant increase in the price of marine fuel, we might require additional working capital in order to fulfil same level of customers’ need and our profitability may be adversely affected.

We are exposed to the risk that our competitors may undercut marine fuel prices, which would adversely affect our Group’s business and financial results.

If our competitors undercut marine fuel prices to increase their market share and we fail to effectively compete with them, customers may choose to procure vessel refueling services from such competitors, causing a shortfall in our revenue that would adversely affect our business and financial results due to such intensified competitive environment.

The Group does not enter into long-term agreements with our customers and, we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers.

The Group does not normally enter into agreements with customers under a term over six months. They are not obliged to continue to use our services at a level similar to that in the past or at all. The volume of their orders might vary significantly, and it is difficult for us to forecast future orders accurately. Our customers’ level of demand may fluctuate due to factors out of our control, such as changes in their business strategies, purchasing preferences and product trends. If any of our major customers terminates its business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, our business operations, financial performance and profitability would be adversely affected.

We are dependent on our top five suppliers for the supply of marine fuel during FY2021 and FY2022 and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2021 and FY2022, the amount of purchases from our five largest suppliers accounted for approximately 84.7% and 68.92%, respectively, of our total cost of revenue; and the purchases from our largest supplier accounted for approximately 34.0% and 30.7% of total cost of revenue, respectively. Accordingly, we are heavily dependent on the relationships with our five largest suppliers.

There is no assurance that there will be no deterioration in our relationships with our five largest suppliers, which would have an impact on our ability to secure future purchases of marine fuel. Any shortage of or delay in the supply of marine fuel by our five largest suppliers would affect our ability to fulfil our customers’ demands. As such, our customers may choose to procure vessel refueling services from alternative service providers, causing a shortfall in our revenue that would adversely affect our business and financial results.

We may be exposed to the credit risks of our customers while we remain subject to satisfying payment obligations to our suppliers, which would adversely affect our financial condition.

Our financial position and profitability are dependent to a large extent on the creditworthiness of our customers and their ability to settle the outstanding amount owed to our Group in accordance with the credit periods we have granted to them. During FY2021 and FY2022 , the payment terms of our customers who are international container liner operators range from nil to 45 days. Meanwhile, the payment terms to our suppliers range from nil to 30 days.

Should we experience any delays or difficulties in collecting payments from our customers, while remaining obligated to satisfy our ongoing payment obligations to our suppliers, we may be required to consider alternative sources of financing and/or defer on our own payment obligations. This may have a negative impact on the Group’s cash flow and we may have insufficient working capital to run our day-to-day operations.

The failure of delivery of marine fuel timely to our customers, which would adversely affect our Group’s reputation, business, financial condition, and results of operations.

We arrange third parties to handle the physical distribution of marine fuel to vessels. The failure of third parties to physically deliver the marine fuel in accordance with the contractual terms would arise from various causes, including but not limited to, interruption of their business, such as, bunker barge engine failure with no alternative bunker barges available. We might need to arrange another supplier to handle the physical delivery of marine fuel, which may cause a delay in meeting our customer’s requirements. In the event that no other supplier is available to handle the physical delivery, our relationship with our customers may be adversely affected and we may be subject to claims and other liabilities, which, in turn, would have an adverse effect on our business, financial condition and results of operations.

We believe that the reputation we have built over the years serves a significant role in attracting customers and securing our customers’ orders. Whether or not we can maintain or promote our reputation depends largely on our ability to provide vessel refueling services to our customers in a timely manner. If we fail to meet their needs or are unable to deliver marine fuel requested by them at the designated port in a timely manner, our customers may no longer perceive our services to be of a high quality and our reputation would be adversely affected. This will, in turn, adversely affect our business, financial condition and results of operations.

A significant change in container liner schedules would have an adverse effect on our business.

As 13 out of the top 20 container ports by throughput volume in the world are located in the Asia Pacific, this region is one of the key regions of marine fuel consumption with a market share of approximately 46.8% of global marine fuel consumption volume in 2021 driven by its significant share in the global trade and frequent business activities.

Most of our revenue is from international container liner operators whose vessels sail on regular routes and schedules. In the event that the regular routes, such as the Intra-Asia route, Euro-Asia route and Trans-Pacific route are shortened or suspended permanently or temporarily or liner service schedules are less frequent which are beyond our control, the demand for marine fuel may significantly decrease and our business may be adversely affected. In the event that the regular routes are replaced by other ports which fall outside our supply network of 36 ports in the Asia Pacific, including three ports in South Korea, 20 ports in the PRC, one port in Taiwan, one port in Hong Kong, five ports in Malaysia, one port in Singapore, three ports in the Philippines, and two ports in Thailand, the demand for marine fuel for refueling may significantly decrease and our business would be adversely affected.

Any failure to maintain the license to carry on our international commodity trading business in the Federal Territory of Labuan, Malaysia may adversely affect our business, operations and profitability.

As of May 10, 2022, we held one license issued by Labuan Financial Services Authority to carry on our international commodity trading business under the Global Incentives for Trading Program for the supply of marine fuel. If we fail to comply with the requirements or meet certain criteria as stated in the conditional approval letter, Labuan Financial Services and Securities Act 2010, Labuan Business Activity Tax Act 1990 and any of the relevant rules and regulations, where applicable, such license may be suspended or revoked. In such cases, our Malaysian subsidiary, Banle Marketing, may not be entitled to have tax incentives to lower its operational costs, and our business, operations and profitability may be adversely affected.

We may not be able to implement our business development strategies or expansion plans successfully.

The successful implementation of our Group’s business strategies is subject to various uncertainties and contingencies, such as the growth of the market, availability of funds, competition and government policies. Factors such as the relationships with our customers and suppliers, the global economic conditions, the availability of sufficient working capital and cash flows, the threat of competitors and substitutes, new market entrants, an economic downturn or changes in market conditions or performance, may delay or impede the implementation of our Group’s business strategies. Any delay or failure to successfully implement our Group’s business strategies may result in the loss in sales and failure to meet profit projections, any of which may adversely affect our Group’s business, operating results and financial condition.

We may be involved in disputes and/or legal proceedings arising from our operations from time to time and may face significant legal liabilities as a result.

We may be involved in disputes with and subject to claims from, among others, our employees, customers, suppliers and other parties from time to time in respect of various matters, including delay in delivery, complaints about the quality of marine fuel and personal injury which may lead to claims for damages against us.

There is no assurance that we may be able to resolve every instance of a dispute by way of negotiation and/or mediation with the relevant parties. If we fail to do so, it may lead to legal and other proceedings against us, and consequently we may have to incur significant expenses to defend ourselves or initiate proceedings against other parties to protect our interest. Furthermore, if we fail to obtain favorable outcomes in such proceedings, we may be liable to pay significant amounts of damages which may adversely affect our operations and financial results.

Failure to adapt to market trends in the bunkering industry would adversely affect our business.

Alternative fuels, such as liquefied natural gas (the “LNG”), are sulfur free and can be used alone or either in combination with conventional fuel oil to achieve decarbonization of shipping transportation and the enhancement of environmental protection.

In addition, governments could enact legislation or regulations that attempt to control or limit greenhouse gas emissions such as carbon dioxide. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also provide a cost advantage to alternative fuels, impose costs or restrictions on end users of marine fuel, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates. The options to comply with tightened environmental protection laws may include switching to alternative fuels. If alternative fuels become the major marine fuel in the future, there is no assurance that we would be able to adapt to such trend and our business and financial results would be adversely affected.

Change in regulation resulting our suppliers and customers being required to obtain various permits and/or licenses would adversely affect our business.

We provide marine fuel logistic services through various ports in the Asia Pacific, and we would be adversely affected by changes in regulations in the countries and regions where our suppliers and customers are registered. If the relevant governmental departments or organizations release new laws and regulations for the industries in their countries or regions where our suppliers and customers operate, various permits and/or licenses need to be granted and maintained upon their compliance with, amongst others, the applicable criteria set by the relevant governmental departments or organizations. Such criteria may include continued compliance with certain financial, technical and management requirements and the standards of compliance required thereto may change from time to time and we may be required to suspend our operations and may not be able to deliver vessel refueling services due to the inability of our suppliers and customers to obtain and maintain the relevant permits and/or licenses. There are circumstances which are out of our control and may affect our suppliers and customers’ ability to obtain and/or maintain such permits and/or licenses or lead to a suspension or demotion of such permits, licenses and/or qualifications.

Furthermore, the validity of these permits and/or licenses may last for a limited period of time and may be subject to periodic reviews and renewal by the relevant governmental departments or organizations. The failure for our suppliers and customers to obtain and maintain the relevant permits and/or licenses will, in turn, indirectly adversely affect our business.

Information technology failures and data security breaches would have an adverse effect on our business, financial condition, and results of operations.

We rely upon our information technology and communications systems to support key business functions and the efficient operation of these systems is critical to our business. Our information technology systems, including our back-up systems and external cloud services, could be damaged or interrupted by power outages, computer or telecommunications failures, viruses, security breaches, natural disasters, and/or errors by our employees, service providers or vendors.

A significant disruption in the functioning of these systems could damage our reputation, impair our ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers, subject us to litigation and/or require us to incur significant expense to address and remediate or otherwise resolve these issues, which would have an adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry, and failure to compete efficiently would adversely affect our operations and financial results.

The bunkering industry in the Asia Pacific is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services across the Asia Pacific. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators.

In addition, the recent economic downturn has affected the profit of traders and therefore expedite the consolidation amongst bunker suppliers by way of mergers and acquisitions, especially when the downstream shipping industry is undergoing the consolidation. However, competition within the bunkering industry remain intensive. This, in turn, would result in a loss of market share which would have an adverse effect on our business, financial condition and results of operations.

Global economic development and the level of international trade are critical factors affecting the demand for marine fuel, and a decline in international trade would adversely affect our business, financial condition, and results of operations.

Global demand for marine fuel is primarily driven by the level of activity in the marine transportation industry, in particular the number of vessels active at sea and the size of order books for new vessels. Economic downturns in one or more countries or regions, particularly in Asia, the European Union, the United States and other countries and regions with consumer-oriented economies, have in the past, and could in the future, reduce international trade volumes, which directly affects the demand for shipping services, and, in turn, the demand for marine fuel. Any reduction in demand for marine fuel would adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in the Jurisdictions We Operate

Economic, political, and other risks associated with operations in the countries in which we operate may adversely affect our business, financial condition and operations.

Since we provide a one-stop solution for vessel refueling in the Asia Pacific, our business is subject to risks associated with conducting business in the countries in which we operate. Our business, financial condition and results of operations would be adversely affected by a variety of factors, including:

●	trade protection measures which would increase our costs or prevent us from continuing certain of our operations;
●	the costs of hiring and retaining management for our operations;
●	difficulty in managing widespread operations, which would affect our operations;
●	unexpected changes in regulatory requirements, which would be costly and require significant time to implement;
●	laws restricting us from repatriating profits earned from our activities within foreign countries, including the payment of distributions;
●	governmental actions that may result in the deprivation of our contractual rights or the inability to obtain or retain authorizations required to conduct our business;
●	political risks specific to foreign jurisdictions; and
●	terrorism, war, civil unrest and natural disasters.

Changes in the economic and political policies of the PRC government might adversely affect our business.

During FY2021 and FY2022, part of our revenue was generated from arranging the delivery of marine fuel in ports located in the PRC. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal conditions in the PRC. The economy of the PRC is affected by, among others, government regulation, the level of development, growth rate and the allocation of resources. Any changes in the political, economic and social conditions of the PRC may affect our business.

Introduction of new laws or changes to existing laws by the PRC government in relation to our customers and suppliers may affect our business in the PRC. There is no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules requiring our suppliers to obtain further approvals to carry out physical delivery of marine fuel in the PRC or requiring our customers to obtain approvals to purchase marine fuel in the PRC. Such changes in laws or policies in the PRC may adversely affect the business of our customers and suppliers and, in turn, adversely affect our business, financial condition and results of operations.

Our Group may be subject to tax audit and investigation in Malaysia.

The Malaysia tax regime utilizes a self-assessment system. Companies in Malaysia have legal obligations to make self-assessment on the tax payable and file necessary tax returns annually with their remittance of tax. The Malaysian Inland Revenue Board is empowered by the Malaysian Income Tax Act 1967 to carry out audit and investigation on persons chargeable to determine, inter alia, whether their tax returns are accurate and complete. The Malaysian Income Tax Act 1967 also empowers the Malaysian Inland Revenue Board to impose additional tax and/or penalties on persons chargeable if the Malaysian Inland Revenue Board determines that the persons chargeable are in fact subject to more tax payables than are reported in the self-assessed tax returns.

Our Group calculates the amount of taxes and makes payment thereof in accordance with the applicable tax laws. Our Group may be subject to additional taxes or penalties if the Malaysian Inland Revenue Board has a different view from us with respect to our self-assessed tax in our filed tax returns. In the event that the Malaysian Inland Revenue Board imposes additional tax or penalties on our Group, our profit may decrease and consequently our financial results may be adversely affected.

Risks Relating to Doing Business in China

Our operations are based in Malaysia, Hong Kong and Singapore. Part of our operations are conducted by our Hong Kong operating subsidiary, namely Banle Energy HK. We do not conclude and book any transactions in China. All of our transactions for vessel refueling services were concluded in Hong Kong, Malaysia and Singapore and our revenue were booked under our subsidiaries established in Hong Kong, Malaysia or Singapore. Although we deliver our services through our suppliers mainly in China and Hong Kong, nearly all our customers are international container liner operators from outside of China and Hong Kong. Of our five largest customers from whom we generated 83.6% and 73.6% respectively of our total revenue for FY2021 and FY2022. We also have a subsidiary that is established in China, namely Majestic Energy, which is currently dormant and does not have operations, and we do not intend to conduct any operation through Majestic Energy in the future. Although we have equity ownership of Banle Energy HK and Majestic Energy (which is dormant) and currently do not have or intend to have any operating subsidiary that is established in China, or any contractual arrangement to establish a variable interest entity structure with any entity in China, we may still be subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong in relation to business operations in China or Hong Kong, or regulatory oversight of overseas listing of companies with operations in China or Hong Kong.

We do not maintain any office in mainland China and none of our directors and officers are based in mainland China. However, a major part of our operations is based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, it is also uncertain in the future whether our operations in Hong Kong will be subject to the oversight of the Chinese authorities.

We may be subject to the following risks that are specific to doing business in China.

Depending on the needs of our target customers whose sailing routes cover different ports worldwide, we need to provide marine fuel logistic services through ports in the PRC. Therefore, our business may be subject to complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Depending on the needs of our target customers whose sailing routes cover different ports worldwide, we need to provide marine fuel logistic services through ports in the PRC. Therefore, we may be subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,
●	Result in negative publicity or increase our operating costs,
●	Require significant management time and attention, and
●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

Depending on the needs of our target customers whose sailing routes cover different ports worldwide, we may need to provide marine fuel logistic services through ports in the PRC. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject to economic, political and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

In the event that we rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements we may have, any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Our PRC subsidiary, Majestic Energy, is dormant and does not have operations or assets. Since it has no earnings and profits, it has not distributed and will not distribute any dividends. In general, our PRC subsidiary’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary, as a Foreign Invested Enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

The Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

As of the date of this report, there were no cash flows between CBL International or Banle BVI and our subsidiaries. However, we may in the future depend on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries or depend on our assets located in China or Hong Kong for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in the PRC or Hong Kong or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC (“SAFE”) for cross-border transactions. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the IPO to make loans or additional capital contributions to our PRC or Hong Kong subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, Majestic Energy, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiary is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiary is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC subsidiary must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. Since Majestic Energy is currently dormant, we have no intention to transfer any funds to, or use the proceeds of the IPO to fund, Majestic Energy, but in the unlikely event that we decide otherwise in the future and if we fail to complete such registrations, our ability to capitalize our operations through Majestic Energy may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Currently our Hong Kong subsidiaries do not need to obtain approval from or register with governmental authorities in China or in Hong Kong in order to raise capital, but it is unclear if the PRC or Hong Kong authorities will in the future interpret the abovementioned regulations in a way that will subject Hong Kong companies to the same restrictions as a PRC company. If the abovementioned regulations is applied by the authorities to our Hong Kong subsidiaries, our ability to capitalize our operations through our Hong Kong subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these Circulars could result in severe monetary or other penalties, which may adversely affect our business, financial condition and results of operations. If Safe Circulars 16 and 19 are interpreted to apply to the Hong Kong Dollar, our ability to use Hong Kong Dollars converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in Hong Kong, to invest in or acquire any other Hong Kong or PRC companies may be limited, which may adversely affect our business, financial condition and results of operations.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the United States. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business in the PRC.

Recently introduced economic substance legislation of the Cayman Islands may impact on us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

Risks Relating to Our Securities

An active trading market for the ordinary shares on Nasdaq might not develop or be sustained, their trading prices might fluctuate significantly and the liquidity of our ordinary shares would be materially affected.

We cannot assure you that an active trading market for the ordinary shares on Nasdaq will develop or be sustained. If an active trading market of our ordinary shares on Nasdaq does not develop or is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.

Our existing shareholders will continue to have substantial control over us, which could severely limit the ability of our other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

CBL (Asia) Limited, a company controlled by Teck Lim Chia, our Chairman and Chief Executive Officer, and Straits Energy Resources Berhad, the two largest shareholders of our company, beneficially own approximately 52.7% and 32.3%, respectively, of our outstanding ordinary shares. In particular, we expect that CBL (Asia)’s significant ownership interest will allow it to continue to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the appointment of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our equity shares to decline or prevent such price from increasing or prevent our shareholders from realizing a premium over the market price for their equity shares. Moreover, although each of CBL (Asia) and Straits Energy Resources Berhad entered into a lock-up agreement for a period of 180 days from the closing of the IPO, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares, after such lock-up period, neither of them is prohibited from selling interest in us to a third party and may do so without your approval. Accordingly, the equity shares held by you may be worth less than they would be if CBL (Asia) and/or Straits Energy Resources Berhad did not maintain voting control over us.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. For instance, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ordinary shares. In addition, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other service providers in the bunkering industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the bunkering industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	release or expiry of lock-up or other transfer restrictions on our issued shares; and

●	sales or perceived potential sales of additional ordinary shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

Our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, the U.S. stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Although the specific cause of such volatility may be unclear, our anticipated public float may amplify the impact of the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material if such investors purchase our ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Our management has significant discretion over use of proceeds of the IPO.

While we have identified the priorities to which we expect to put the proceeds of the IPO, our management will have considerable discretion in the application of the net proceeds received by us. We have reserved the right to re-allocate funds to our general working capital. If that were to happen, then our management would have significant discretion over even more of the net proceeds received by us in the IPO. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the IPO. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from the IPO may be placed in investments that do not produce profit or increase value.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

We report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We incurred increased costs as a result of being a public company, and will continue to incur increased costs particularly after we cease to qualify as an “emerging growth company.”

We become a public company in March 2023 and incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a Company with less than $1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of the IPO;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of the IPO. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. We have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia and Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States: a majority of our directors and officers (including our Chairman and Chief Executive Officer Mr. Teck Lim Chia, our directors Mr. Ramasamy Logeswaran and Dato’ Sri Kam Choy Ho, and three of our independent directors Ms. Karen Yee Lynn Cheah, Mr. Koon Liang Ong and Mr. Khai Fei Wong) are permanent residents of Malaysia; Mr. Ulf Lothar Naujeck, our independent director, is a permanent resident of Germany; and Mr. Sing Chung Raymond Chiu, our Chief Financial Officer, is a permanent resident of Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Malaysia or Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated on February 8, 2022 in the Cayman Islands under Cayman Islands law under the name “CBL International Limited”. Pursuant to a reorganization of our corporate structure in August 2022 (the “Reorganization”), CBL International Limited became the holding company of Banle BVI and its subsidiaries.

The history of our Group can be traced back to 2015 when Banle Energy HK was incorporated in Hong Kong. Mr. Teck Lim Chia, our founder, has over 15 years of experience in the oil and gas related industries and business management. Before founding our Group in 2015, he was employed by a company based in Shenzhen, PRC which was principally engaged in fuel oil business from 2006 to 2008, with his last position as the general director. He was an executive director of a company which was then listed on The Stock Exchange of Hong Kong Limited that was principally engaged in international supply of fuel oil and bunkering business from 2008 to 2011. Mr. Chia has significant experience in overall operations, management and strategic planning in relation to the provision of vessel refueling services.

With the insight of our founder and the joint efforts of our management team, despite our relatively short history, our Group managed to expand our vessel refueling services in the Asia Pacific rapidly and we currently provide services in 36 ports in the Asia Pacific, including three ports in South Korea, 20 ports in the PRC, one port in Taiwan, one port in Hong Kong, five ports in Malaysia, one port in Singapore, three ports in the Philippines, and two ports in Thailand.

Upon completion of the Reorganization, our Group comprises our Company, Banle BVI, Banle Energy HK, Reliance HK, Banle Marketing, Banle Malaysia, Banle China, Majestic Energy and Majestic Energy (Singapore).

4.B. Business Overview

Overview

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry in the Asia Pacific. We facilitate vessel refueling between ship operators and local physical distributors/traders. We purchase marine fuel from our suppliers and arrange our suppliers to deliver marine fuel to our customers. Since the establishment of the Group in 2015, container liner operators have been identified as our target customers. Container liner operators provide liner services which operate on a schedule with a fixed port rotation and fixed frequency, which is similar to bus operation under which buses go on fixed routes and calling at fixed stops for passengers to board and alight. Knowing the nature of business of our target customers, we persistently strengthen ourselves by (a) expanding our servicing network to cover more ports; and (b) providing more value-added services to cater our customers’ demands with respect to vessel refueling.

Our services performed for the two financial years ended December 31, 2022 mainly involved (i) making vessel refueling options available to our customers at various ports along their voyages in the Asia Pacific; (ii) arranging vessel refueling activities at competitive prices ; (iii) coordinating vessel refueling to meet customers’ schedule during their various port visits; (iv) providing trade credit to our customers; (v) arranging local physical delivery of marine fuel; (vi) handling unforeseeable circumstances and providing contingency solutions in a timely manner; (vii) fulfilling special requests from customers in relation to vessel refueling; and (viii) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Our supply network, which focuses on expanding our localities of services, is currently covering 36 ports in the Asia Pacific, including but not limited to, three ports in South Korea, 20 ports in the PRC, one port in Taiwan, one port in Hong Kong, five ports in Malaysia, one port in Singapore, three ports in the Philippines, and two ports in Thailand. Among our extensive network of 36 ports, 13 are within the top 20 container ports in 2020 in terms of throughput volume globally and Asia Pacific accounted for approximately 46.8% of global marine fuel consumption volume in 2021. Through our extensive network in the Asia Pacific, we can provide vessel refueling services through our suppliers at different ports.

Our consolidated revenue increased by approximately $136,365,000 or 41.8% from approximately $326,541,000 for the year ended December 31, 2021, to approximately $462,906,000 for the year ended December 31, 2022.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the years ended December 31,
	2022	2021	2020
China	$253,195,264	$165,187,146	$120,843,691
Hong Kong	171,143,686	147,960,792	87,265,360
Malaysia	26,490,822	4,989,527	15,630,810
Singapore	4,865,956	4,490,682	9,532,234
South Korea	3,788,750	-	-
Other	3,421,779	3,912,565	985,573
Total:	$462,906,257	$326,540,712	$234,257,668

Other includes primarily Taiwan, Vietnam, and Thailand.

Net income increased by approximately $116,000 or 3.3% from approximately $3,569,000 for the year ended December 31, 2021, to approximately $3,685,000 for the year ended December 31, 2022.

Recently, a series of conflicts have escalated between Russia and Ukraine since February 2022 which had led to sanctions from a number of countries towards Russia targeting businesses, monetary exchanges, bank transfers, and imports and exports. Russia has been the second largest exporter of the crude oil for number of years and account for more than 20% of the high sulphur fuel oil, very low sulphur fuel oil and marine gasoil supplies globally. The crisis between Russia and Ukraine has led to a surge in worldwide crude oil price as significant numbers of traders refused to purchase crude oil originated from Russia, with approximately 70% of Russian crude oil exports have failed to reach a matched buyer, where sellers were struggling to trade Russian oil because of the supply chain difficulties in shipping and payments amid the crisis. Concurrently, the price of bunkering surges globally, which is associated with the risk premium and the on-going flourishing demand around the globe. Our Group serves primarily in a niche position to facilitate the ship operators to get their vessels duly refueled in appropriate ports, in a timely manner and at competitive market price without the need of establishing a procurement network by themselves. During the process, our Group obtains quotation of marine fuel price from respective suppliers and subsequently assess and add a premium in addition to the bunkering price. As the demand for crude oil in terms of volume is expected to be rising steadily owing to stable downstream demand and considering that our Group operates with a pricing mechanism on a cost-plus fixed fee basis, it is expected that there would be immaterial impact of the Ukraine-Russia crisis on our Group’s operation. However, any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements or financial conditions.

To ensure a positive gross profit for each transaction, we price our services on a “cost plus fixed fee” basis, i.e., we are able to obtain a premium, being the difference between the selling price per metric ton of marine fuel sold to our customers and the purchase cost from our suppliers. Therefore, generally speaking, the more quantity of marine fuel we procure for our customers, the more profit we generate. However, our operation is limited by the working capital available to us for a given period of time. If the marine fuel prices increase substantially, we could purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. It is noted that our consolidated gross profit for the year ended December 31, 2022, was approximately $9,125,000, an increase of $1,534,000, or 20.2%, compared to the year ended December 31, 2021, driven by increased gross profit per ton of marine fuel sold with an effect of $1,832,000, partially offset by a decrease of volume in the amount of $298,000. It was mainly because of the significant increase in the average market price per ton of marine fuel during FY2022, which also resulted in a significant increase in our revenue. Since revenue is the denominator in calculating the gross profit margin, when marine fuel price increases, our gross profit margin inherently decreases notwithstanding our “cost plus fixed fee” pricing policy which only ensures a fixed monetary amount (i.e., the premium) per ton sold. Given the nature of our business, our gross profit margin will be inevitably affected by the fluctuation of marine fuel price, and hence gross profit margin is generally not a key indicator for evaluation of our profitability.

Marine fuel price is highly associated with the crude oil price movement. In 2022, brent crude oil price fluctuated vigorously as a result of the Russian and Ukraine conflicts that began in February 2022. It went up sharply from the level of approximately US$70 per barrel at the beginning of 2022 up to the level of approximately US$110 per barrel in June 2022, then continuously declined to approximately US$80 per barrel at the end of 2022. According to the statistics released by the U.S. Energy Information Administration, the average brent crude oil price in 2022 stood at US$100.94 per barrel, a surge of 42.4% as compared with US$70.89 per barrel in 2021. The average is expected to stay at approximately US$85.01 and US$81.21 per barrel in 2023 and 2024, respectively. Accordingly, assuming there are no other externalities such as financial and political crisis or natural disaster to affect demand and supply of marine fuel globally during 2023, the marine fuel price is expected to remain at a level similar to that as at the end of 2022 (i.e. US$570 – US$580 per metric ton) with a fluctuation range of approximately 10% to 15%. At this anticipated price level, we trust that our working capital, particularly after raising the funds from the IPO in March 2023, is sufficient to facilitate our business expansion. No material impact to our future results of operations is anticipated in light of the current expected oil price trend.

Competition in the bunkering industry

The marine fuel supply and bunkering industry in the Asia Pacific is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services to vessels across the Asia Pacific. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators. If our competitors, for the purpose of increasing their market share, may undercut marine fuel prices, customers may choose to procure vessel refueling services with them in this regard. The followings are the key factors relevant to the competition in the bunkering industry:

● established relationships with stakeholders: in light of the voyage characteristics of vessels traveling across multiple ports, bunkering facilitators are required to establish their regional presence by engaging actively with multiple suppliers to cater to the dynamic ordering requirements from vessels;

● professionalism and technical know-how: bunkering facilitators with capability to offer value-added solutions in relation to vessel refueling in a timely manner and in compliance to international and local standards are highly preferred by customers; and

● capital requirement: substantial working capital is often required for bunkering facilitators to source marine fuel from suppliers.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Flexible and integrated services through our supply network

We are able to provide tailor made integrated solutions for (i) structuring fixed term contracts in a reliable manner for our customers over a fixed period for the ease of convenience of container liners operating under regular schedule; (ii) fulfilling detailed requirements of marine fuel with quality assurance pursuant to the technical requirement of the requested vessels; (iii) providing customers with trade credit in relation to vessel refueling; and (iv) handling the emergencies and contingencies.

We provide our services, including the arrangement with our suppliers to perform actual delivery of marine fuel through extensive supply network in the Asia Pacific, which have been the top 20 container ports over the years in terms of throughput volume globally. Since international container liner operators whose vessels are sailing on regular routes and schedules, we can better serve them by arranging different ports for refueling along their voyages. That means our customers have the options to optimize their refueling costs by arranging different ports for refueling without altering their schedules and routes. We are playing a role of bridging marine fuel buyers with suppliers by coordinating and consolidating bunkering services at designated ports and formulating cost-effective packages for our customers. We have been able to provide timely bunkering delivery arrangements to our customers and meet compliance with relevant international standards, such as ISO 8217. We intend to continue to capture additional business opportunities by expanding and strengthening our supply network.

Economies of scale

We take the role as a demand aggregator of our customers’ requirements. This enables us to obtain favorable terms to purchase marine fuel under a bulk purchase arrangement with suppliers at favorable terms instead of our customers transacting with a large number of suppliers on an individual transaction basis.

Strong presence in major ports in the Asia Pacific

We have established a stable supply network in order to capture potential business opportunities in the Asia Pacific. Over the years, our Group has established close relationships with suppliers in 34 major ports in Asia Pacific, 13 of which are within the top 20 container ports in 2020 in terms of throughput volume globally. Although the bunkering industry is fragmented, our Group is considered one of the few leading bunkering facilitators in some of the Asia Pacific regions, such as the Hong Kong and the PRC. Our Group also has a comparable scale of operations in the Asia Pacific as compared to key bunkering facilitators who have a strong presence globally.

Effective treasury management system

An effective treasury management system is important to us for planning, organizing and controlling our working capital in order to optimize our use of funds as well as maintaining our liquidity. We have implemented an effective treasury management system to monitor our cash position on a continuous basis with an aim to allocate our resources efficiently in order to maximize our profitability. Our treasury management system is designed to ensure that our cash balance is maintained at the appropriate levels such that we are in the position to capture potential business opportunities while ensuring the efficient operation of our business.

Sustainable growth with minimal fixed asset investment

We focus on investing in the expansion of our supply network instead of in fixed assets, such as bunker barges in each of the ports we provide vessel refueling services. According to relevant government policies and regulations, most of our suppliers can only provide vessel refueling at their respective ports. We operate using a model which enables us to react swiftly to changing demand patterns among the ports in the Asia Pacific. If the demand for vessel refueling at any particular port changes, we can quickly adjust our services by providing our services at ports nearby within our supply network. Our business model minimizes our need to invest in fixed assets as we rely upon our extensive industry knowledge and established third-party relationships to arrange for the physical delivery of marine fuel to our customers.

Furthermore, port disturbances, which includes, among other things, adverse weather condition, port congestion, change in government regulations and temporary closures due to unforeseeable event (such as COVID-19 outbreak), do not have material adverse impact on our Group’s business given our ability to re-arrange refueling of the vessel to the next feasible port under our Group’s extensive supply network. Our established supply network allows us to grow our business without substantial capital investments, which, in turn, reduces our overall operating risk, provides more flexibilities, enhances our profitability and has a shorter investment return period when developing new locations.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Malaysia, Hong Kong and the PRC.

THE LAWS AND REGULATIONS OF MALAYSIA

The following section summarizes the principal laws and regulations of Malaysia which are relevant to our business. As this is a summary, it does not purport to be an exhaustive description of all relevant laws and regulations of which our business is subject to and are only intended to provide general information as to relevant laws and regulations which our business may be subjected to.

Employment, Labor, Health And Safety

As we have employees who are based in Malaysia, we are subject to Malaysian laws and regulations on employment, labor, health and safety. As at the date of this report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Occupational Safety and Health Act 1994

The Occupational Safety and Health Act 1994 (“OSHA 1994”) is the governing law regulating the standards for safety, health and welfare of persons at work. The OSHA 1994 is enforced by the Department of Occupational Safety and Health, Malaysia (“DOSH”), which is under the purview of the Ministry of Human Resources, Malaysia and applies only to those industries listed in the First Schedule of the OSHA 1994 which includes the industries of transport, storage and communication.

Section 15 of the OSHA 1994 states that it shall be the duty of every employer and every self-employed person to ensure, so far as is practicable, the safety, health and welfare for work of all his employees, in particular:

(a) the provision and maintenance of plant and systems of work that are, so far as is practicable, safe and without risks to health;

(b) the making of arrangements for ensuring, so far as is practicable, safety and absence of risks to health in connection with the use or operation, handling, storage and transport of plant and substances;

(c) the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is practicable, the safety and health at work of his employees;

(d) so far as is practicable, as regards any place of work under the control of the employer or self-employed person, the maintenance of it in a condition that is safe and without risks to health and the provision and maintenance of the means of access to and egress from it that are safe and without such risks;

(e) the provision and maintenance of a working environment for his employees that is, so far as is practicable, safe, without risks to health, and adequate as regards facilities for their welfare at work.

For the purposes of the above, “plant” includes any machinery, equipment, appliance, implement or tool, any component thereof and anything fitted, connected or appurtenant thereto. Non-compliance of section 15 of the OSHA 1994 will result in an offence and on conviction, the employer or the self-employed person is liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding two years or to both pursuant to section 19 of the OSHA 1994. An improvement notice for any non-compliance of the OSHA 1994 or a prohibition notice to an employer (if in general an activity is undertaken at the workplace that may create an immediate danger to life or property) may be issued by DOSH. Non-compliance with such notice without reasonable excuse will result in an offence and on conviction, the employer is liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding five years or to both, and to a further fine of RM500 for each day during which the offence continues.

Where a body corporate contravenes any provisions of the OSHA 1994 or any regulations made thereunder, every person, who at the time of the commission of the offence is a director, manager, secretary or other like officer of the body corporate shall be deemed to have contravened the provision and may be charged jointly in the same proceedings with the body corporate or severally, and every such director, manager, secretary or other like officer of the body corporate shall be deemed to be guilty of the offence, as set out in section 52 of the OSHA 1994.

Industrial Relations Act 1967

Section 20 of the Industrial Relations Act 1967 (“IRA 1967”) provides that an employee who considers that he has been dismissed without just cause or excuse by his employer may lodge a representation to the Director General for Industrial Relations within 60 days of his dismissal. The IRA 1967 provides an avenue to seek redress via the Malaysian Industrial Court, which specializes in handling industrial relation matters only.

Employment Act 1955

The Employment Act 1955 (“EA 1955”) is the principal legislation that governs the employment practice and employer-employee relationship in Malaysia. EA 1955 regulates all labor relations including contracts of service, payment of wages, employment of women, maternity protection, rest days, hours of work, holidays, termination, lay-off and retirement benefits, employment of foreign employees and keeping of registers of employees.

Employees in Malaysia are generally divided into two categories, those who fall within the ambit of the EA 1955 i.e. EA Employees and those who fall outside the EA 1955 i.e. Non-EA Employees. EA Employee means any person who has entered into or works under a contract of service with an employer and whose wages do not exceed RM4,000 a month irrespective of occupation, or those engaged in specified work such as manual labor, supervising manual labor or operating a motor vehicle, regardless of the wage amount.

There are some minimum benefits set out in the EA 1955 for EA Employees. All terms and conditions of the contract of service or of an agreement which is less favorable to an employee than the terms prescribed in EA 1955 shall be void and of no effect where the more favorable terms under the EA 1955 or any other relevant regulations shall be substituted therefor.

Any employer who commits any offence under, or contravenes any provision of EA 1955, or any regulations, order or other subsidiary legislation whatsoever made thereunder, in respect of which no penalty is provided, shall be liable, on conviction, to a fine not exceeding RM50,000.

Employment (Restriction) Act 1968

The Employment (Restriction) Act 1968 (“ERA 1968”) provides that no person shall employ in Malaysia any non-citizen unless there has been a valid employment permit issued. Failure to comply will result the employer being liable to pay a fine not exceeding RM5,000 or to imprisonment for a term not exceeding one year or to both wherein the word of employer is defined under the ERA 1968 as any person who has entered into a contract of service to employ any other person as an employee which includes the agent, manager or factor of such first mentioned person.

Employees Provident Fund Act 1991

The Employees Provident Fund (“EPF”) is a social security institution formed in accordance to the Employees Provident Fund Act 1991 (“EPFA 1991”) providing for the retirement benefits for employees through management of their savings in an efficient and reliable manner.

Pursuant to section 43(1) of the EPFA 1991, both the employer and employee are required to make monthly contributions into the employee’s individual account in the EPF. The monthly contributions amount is calculated based on the monthly wages of the employee at the prescribed rate set out in the EPFA 1991.

If the employer fails to make the required contribution to the EPF within the prescribed period, the company and the directors will be jointly and severally liable to pay in respect of or on behalf of any employee, the said contributions which is inclusive of any dividend and interest due on any contribution and shall, on conviction, be liable to imprisonment for a term not exceeding three years or to a fine not exceeding RM10,000 or to both.

Employees’ Social Security Act 1969

The Social Security Organization (“SOCSO”) administers and enforces the Employees’ Social Security Act 1969 (“ESSA 1969”) and Employees’ Social Security (General) Regulations 1971 (“ESSGR 1971”). Through the ESSA 1969 and ESSGR 1971, SOCSO is able to provide free medical treatment, temporary disablement benefit, permanent disablement benefit, facility for physical or vocational rehabilitation and dependents’ benefit if an employee dies as a result of an employment injury.

The contribution to employee under ESSA 1969 shall comprise the contribution by the employer and employee respectively. If the employer fails to pay contribution under ESSA 1969, the employer shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000 or with both. The Court may also order the employer to pay to the SOCSO the amount of any contributions, together with any interest credited on it, due and payable to SOCSO.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (“EISA 2017”) is an employment insurance system administered by SOCSO which aims to provide certain benefit and re-employment placement program for insured persons in the event of loss of employment which will promote active labor market policies, and for matter connected therewith.

With effect from 1 January 2018, an employer that has registered his industry with SOCSO in accordance to the ESSA 1969 shall be deemed to have registered his industry under the EISA 2017 and shall make contribution at the rate as specified in the Second Schedule of the EISA 2017 based on the amount of the monthly wages of the employees insured under the EISA 2017. Such contribution shall cease when the employee attains the minimum retirement age.

Any employer who fails to register his industry shall on conviction, be liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding two years or to both. Any question, dispute, claim, or appeal by an insured person, employer, training provider or any person in relation to any matter under EISA 2017 shall be filed to the Social Security Appellate Board instituted under section 83 of the ESSA 1969 for decisions.

Minimum Wages Order 2022

Effective 1 May 2022, the Minimum Wages Order 2022 (“MWO 2022”) revised the minimum wages rates payable to an employee who works in a place of employment in any city council or municipal council of, amongst others, Kuala Lumpur, Petaling Jaya and Labuan to RM1,500 per month or RM7.21 per hour.

Under the National Wages Consultative Council Act 2011, any employer who fails to pay his employees the basic wages as specified in the MWO 2022 commits an offence and shall, on convicted, be fined up to RM10,000 for each employee.

Taxation

As we maintain offices in Malaysia and have employees who are based in Malaysia, we are subject to Malaysian laws and regulations on taxation. As at the date of this report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Income Tax Act 1967

Pursuant to the Income Tax Act 1967 (“ITA 1967”), income tax shall be charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 7 of ITA 1967 defines tax resident as an individual who has been residing in Malaysia for 182 days or more of the tax year.

A company will be a tax resident in Malaysia if its management and control of business are exercised in Malaysia.

Resident companies with a paid-up capital of RM2,500,000 or more or revenue exceeding RM 50 million and non-resident companies are subject to a tax rate of 24% with effect from the year of assessment 2020. In cases of resident companies with a paid-up capital of less than RM2,500,000 or revenue less than RM 50 million, they are taxed at the rate of 17% for the first RM600,000 and 24% for any sum in excess of RM600,000.

Labuan Business Activity Tax Act 1990

Pursuant to the Labuan Business Activity Tax Act 1990 (“LBATA 1990”), a Labuan entity carrying on a Labuan business activity shall be charged tax at the rate of 3% for a year of assessment upon the chargeable profits in respect of that Labuan business activity which is a Labuan trading activity for the basis period for that year of assessment.

A Labuan entity carrying on a Labuan business activity which fails to comply with regulations made under the LBATA 1990 for a basis period for a year of assessment shall be charged to tax at the rate of 24% upon its chargeable profits for that year of assessment.

THE LAWS AND REGULATIONS OF HONG KONG

The following section summarizes the principal laws and regulations of Hong Kong which may be relevant to our business. As this is a summary, it does not contain detailed analysis of the Hong Kong laws which are relevant to our business.

Employment, Labor, Health And Safety

As we have employees who are based in Hong Kong, we are subject to Hong Kong laws and regulations on employment, labor, health and safety. As at the date of this report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The mandatory provident fund scheme (“MPF Scheme”) is defined contribution retirement scheme managed by authorised independent trustees. The MPFSO provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO provides for, amongst other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the EO, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as it is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the EO commits an offence and is liable to a maximum fine of HK$350,000 and to imprisonment for a maximum of three years. Further, under section 25A of the EO, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a maximum fine of HK$10,000.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate at HK$37.5 per hour for every employee employed under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the safety and health of persons when they are at work, to provide for related matters. Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

(a) providing and maintaining plant and work systems that are safe and without risks to health;

(b) making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c) providing all necessary information, instruction, training, and supervision for ensuring safety and health;

(d) providing and maintaining safe access to and egress from the workplaces; and

(e) providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labour may also issue improvement notices against noncompliance of the OSHO or the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or suspension notices against activity of workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to one year.

THE LAWS AND REGULATIONS OF THE PRC

The following section summarizes the principal laws and regulations of the PRC which may be relevant to our business. As this is a summary, it does not contain detailed analysis of the PRC laws which are relevant to our business.

Foreign Investment

On 27 December 2020, the NDRC and the MOFCOM jointly promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on 27 January 2021, and replaced previous encouraging catalog. On 23 June 2020, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version) (the “Negative List”), which became effective on 23 July 2020, replacing previous negative list. Foreign investors shall not invest in the fields for which foreign investment is prohibited in the Negative List. Investment in restricted fields of investment in the Negative List shall obtain foreign investment access permit and, in some cases, be limited to equity or contractual joint ventures to which PRC parties are required to hold the majority or certain percentage of interests in such joint ventures. Unless otherwise prescribed by the PRC laws and regulations, any industries not falling into any of the encouraged, restricted or prohibited industries set out in the Encouraged Catalog and the Negative List are generally deemed to be permitted and open to foreign investment. The Negative List also sets out a transitional period for the removal or relaxation of access restrictions in certain fields, after which their access restrictions will be removed or relaxed in a timely manner. The provision of bunkering facilitation services is not a field for which foreign investment is prohibited in the Negative List. Hence, our Company’s bunkering facilitator business is not subject to any foreign ownership restrictions in the PRC.

On 15 March 2019, the NPC promulgated the Foreign Investment Law of the PRC (the “Foreign Investment Law”), and on 26 December 2019, the State Council promulgated the Implementation Regulations of the Foreign Investment Law, which both became effective on 1 January 2020. Foreign Investment Law and its implementation regulations, upon taking effect, replaced three existing laws regulating foreign investment in PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Wholly Foreign-Invested Enterprise Law of the PRC, and the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC together with their corresponding implementation regulations. Pursuant to the Foreign Investment Law, foreign investment means the investment activities within the PRC directly or indirectly conducted by foreign natural persons, enterprises, and other organizations, including the following circumstances: (1) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in PRC domestic enterprises; (3) investing in new projects in mainland China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions. For any field restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list. Fields not included in the negative list shall be managed in accordance with the principle of consistency between domestic and foreign investment.

On 30 December 2019, the MOFCOM and The State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on 1 January 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling. Foreign investors or foreign-funded enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System. Market regulation departments shall forward the aforesaid investment information to commerce departments in a timely manner.

Our dormant PRC subsidiary, Majestic Energy, is a wholly foreign-owned enterprise and is required to comply with the Foreign Investment Law and is in full compliance. Moreover, since our current and planned business is not on the Negative List, to the best of our knowledge, it will not create any material adverse effect to our business.

Foreign Exchange Controls

The principal regulations governing foreign currency exchanges in the PRC are the Foreign Exchange Administration Regulations of the PRC which was promulgated by the State Council on 29 January 1996, and which became effective on 1 April 1996 and was subsequently amended on 14 January 1997 and 5 August 2008, and the Regulation on the Administration of Foreign Exchange Settlement, Sale and Payment which was promulgated on 20 June 1996 and became effective on 1 July 1996. Under these existing PRC foreign exchange control regulations, all international payments and transfers are classified into current account items and capital account items. Foreign currency payments under current account items by domestic institutions, including payments for imports and exports of goods and services and payments of income and current transfers into and outside the PRC must be either paid with their own foreign currency with valid documentation or with the foreign currency purchased from financial institutions. Foreign currency income under current account items may be retained or sold to financial institutions. Foreign currency payments under capital account items include cross-border transfers of capital, direct investments, securities investments, derivative products and loans, and must be made out of a domestic institution’s own foreign currency with valid documentation or be made with foreign currency purchased from any financial institution. The payments of current account items can be made in foreign currencies without the prior approval from the SAFE, by complying with certain procedural requirements. However, payments under the capital account items are subject to significant foreign exchange controls and require the prior approval from the SAFE or the registration with the SAFE or its designated banks.

On February 13, 2015, SAFE promulgated the Notice of the SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular No. 13”) effective from 1 June 2015, providing that, the foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment are directly reviewed and handled by banks in accordance with the SAFE Circular No.13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. On 23 October 2019, SAFE promulgated the Notice of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment (the “SAFE Circular No. 28”), which came into force on the same day. SAFE Circular No.28 cancels the restriction on domestic equity investment made with capital funds by non-investment foreign-invested enterprises, expands the pilot program for facilitation of domestic payment under capital account, and relaxes the restriction on settlement and use of foreign exchange funds under capital account, etc. On 10 April 2020, SAFE promulgated the Notice of the SAFE on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business. Pursuant to which, eligible enterprises are allowed to make domestic payments by using their registered capitals, foreign debts and financings from overseas listing, with no need to provide authenticity certification materials of each of such funds for banks in advance, provided that their funds usage shall be authentic and in line with the currently effective administrative regulations on the use of funds under capital accounts. The relevant banks may conduct random inspection in accordance with the relevant requirements, in which case the certain authenticity certification of such funds may be required to be provided.

Taxation

Enterprise Income Tax

Pursuant to the Enterprise Income Tax Law of the PRC, promulgated by the NPC on 16 March 2007, amended by the SCNPC respectively on 24 February 2017 and 29 December 2018 and which came into effect on 29 December 2018, and its Implementation Regulations promulgated by the State Council on 6 December 2007, amended on 23 April 2019 and which became effective on the same date (collectively, the “EIT Law”), enterprises are classified into resident enterprises and non-resident enterprises. Enterprises, which are incorporated in the PRC or which are incorporated pursuant to the foreign laws with their “de facto management bodies” located in the PRC, are deemed “resident enterprise” and subject to an enterprise income tax rate of 25% on their global income. Non-resident enterprises are subject to (i) an enterprise income tax rate of 25% on their income generated by their establishments or places of business in the PRC and its income derived outside the PRC which are effectively connected with their establishments or places of business in the PRC; (ii) an enterprise income tax rate of 10% on their income derived from the PRC but not connected with its establishments or places of business located in the PRC; and (iii) non-resident enterprises without an establishment or place of business in the PRC are subject to an enterprise income tax of 10% on their income derived from the PRC.

On 18 January 2019, SAT promulgated the Announcement of the SAT on Issues Concerning the Implementation of the Inclusive Income Tax Deduction and Exemption Policies for Small Low-Profit Enterprises. Pursuant to which, the annual taxable income that is more than RMB1 million but less than RMB3 million shall be included in its taxable income at the reduced rate of 50%, with the applicable enterprise income tax rate of 20%, where this preferential policy is valid from 1 January 2019 to 31 December 2021. On 4 July 2021, SAT promulgated the Announcement of the SAT on Matters Concerning the Implementation of Preferential Income Tax Policies Supporting the Development of Small Low-Profit Enterprises and Individual Industrial and Commercial Households. Pursuant to which, the annual taxable income of a small low-profit enterprise that is not more than RMB1 million shall be included in its taxable income at the reduced rate of 12.5%, with the applicable enterprise income tax rate of 20%, where this preferential policy is valid from 1 January 2021 to 31 December 2022.

Value-added Tax

Pursuant to the Interim Regulations of the PRC on Value Added Tax (the “VAT Regulations”) which was newly amended on 19 November 2017 and its implementation regulations, all entities or individuals in the PRC engaged in the sale of goods, the supply of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax (“VAT”). VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT is 17% or in certain limited circumstances, 11%, 6% or nil, depending on the product and service type and unless otherwise provided by the State Council, the VAT charge rate for small-scale taxpayer is 3%. Pursuant to the Notice of the MOF and the SAT on Adjusting Value-added Tax Rates, which was jointly issued by the MOF and SAT on 4 April 2018 and became effective from 1 May 2018, VAT taxpayer who engages in taxable sales or import of goods and originally applies the tax rate of 17% and 11%, is subject to a VAT tax rate of 16% and 10% respectively. According to the Notice of the MOF, the SAT and the General Administration of Customs on Deepening the Policies Related to Value-Added Tax Reform issued on 20 March 2019 and implemented on 1 April 2019, for general taxpayers of value-added tax who occur value-added taxable sales, the tax rate shall be adjusted to 13% if the original 16% tax rate is applied and the tax rate shall be adjusted to 9% if the original 10% tax rate is applied.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as at April 26, 2023.

(1)	CBL (Asia) Limited is a limited liability company incorporated in Hong Kong which is owned as to 51% by Mr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Ms. Xiaoling Lu and 5% by Mr. Yuan He.

(2)	Straits Energy Resources Berhad, or Straits, is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080). As at 13 April 2022, Dato’ Sri Kam Choy Ho and Sturgeon Asia Ltd are the shareholders holding not less than 5% of the issued shares of Straits, which own approximately 7.78% and 6.51% of the issued shares of Straits respectively.

4.D. Property, plants and equipment

We do not own any property and we rent the following leased properties from independent third parties for our operations:

Property Address	Use of the property	Term
Rm 3602-03A, 36/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong	Office	7 October 2022 to 6 October 2025
Suite 19-9-6, Level 9, UOA Centre, No. 19 Jalan Pinang, 50450 Kuala Lumpur, Malaysia	Office	1 October 2022 to 30 September 2023
Room No. 7, No. 1–23A, First Floor, Paragon, Jalan Mustapha, 87000, Labuan, Malaysia	Office	1 October 2020 to 31 December 2020 with automatic renewal until we give notice to end the lease term

Unit #17-102, Level 17, Frasers Tower, 182 Cecil Street, 069547, Singapore	Office	1 March 2023 to 28 February 2024

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts of this annual report.

5.A. Operating Results

Business Overview

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry in the Asia Pacific. We facilitate vessel refueling between ship operators and local physical distributors/traders. We purchase marine fuel from our suppliers and arrange for our suppliers to actually deliver marine fuel to our customers. Since the establishment of our Group in 2015, container liner operators have been identified as our target customers. Container liner operators provide liner services which operate on a schedule with a fixed port rotation and fixed frequency, which is similar to bus operation under which buses go on fixed routes and calling at fixed stops for passengers to board and alight. Knowing the nature of business of our target customers, we persistently strengthen ourselves by (a) expanding our servicing network to cover more ports; and (b) providing more value-added services to tailor for our customers’ growing demands with respect to vessel refueling.

Our services mainly involve (i) making vessel refueling options available to our customers at various ports along their voyages in the Asia Pacific; (ii) arranging vessel refueling activities at competitive pricing to customers; (iii) coordinating vessel refueling to meet customers’ schedule during their various port visits in the Asia Pacific; (iv) providing trade credit to customers in relation to vessel refueling; (v) arranging local physical delivery of marine fuel to meet customers’ schedule; (vi) handling unforeseeable circumstances faced by customers and providing contingency solutions to them in a timely manner; (vii) fulfilling special requests from customers in relation to vessel refueling; and (viii) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Our supply network, which focuses on expanding our localities of services, is currently covering 36 ports in the Asia Pacific, including three ports in South Korea, 20 ports in the PRC, one port in Taiwan, one port in Hong Kong, five ports in Malaysia, one port in Singapore, three ports in the Philippines, and two ports in Thailand. Among our extensive network of 36 ports, 13 are within the top 20 container ports in 2020 in terms of throughput volume globally. Also, as the Asia Pacific accounted for approximately 46.8% of global marine fuel consumption volume in 2021, through our extensive network in the Asia Pacific, we can provide vessel refueling services through our suppliers at different ports.

Macroeconomic Environment

Coronavirus (COVID-19) Update

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has created significant volatility, uncertainty and disruption in the global economy. Nonetheless, notwithstanding the decline of trading and slowdown of economic growth during the first half of 2020 as a result of COVID-19 outbreak, major international container liner operators have achieved great improvement in their business and financial performance and their profitability has seen a significant growth since the third quarter of 2020 amid COVID-19 outbreak. The bunkering industry, particularly distributions in certain ports, indeed were also adversely affected. Nonetheless, given the nature of our business of providing refueling services through our supply network, our flexibility to respond to emergencies occurred in individual ports prevents us from being severely affected by COVID-19 in the fulfilment of our contractual obligations. In case our customers experience port disturbance, we can rearrange refueling of the vessel to the next feasible port under our extensive supply network currently covering 36 ports in the Asia Pacific.

In the second half of 2022, COVID-19 has subsided, and China including Hong Kong, the largest country in the Asia Pacific Region also lifted entirely its epidemic prevention measures in the first quarter of 2023. Now, this far-reaching epidemic can be regarded as over.

Russia-Ukraine Conflict

With a series of conflicts escalated between Russia and Ukraine since February 2022, sanctions have been raised by a number of countries towards Russia targeting businesses, monetary exchanges, bank transfers, and imports and exports. Russia has been the second largest exporter of the crude oil for number of years and account for more than 20% of the high sulfur fuel oil, very low sulfur fuel oil and marine gasoil supplies globally. The crisis between Russia and Ukraine has led to a surge in worldwide crude oil price as significant numbers of traders refused to purchase crude oil originated from Russia, with approximately 70% of Russian crude oil exports have failed to reach a matched buyer, where sellers were struggling to trade Russian oil because of the supply chain difficulties in shipping and payments amid the crisis. Concurrently, the price of bunkering surges globally, which is associated with the risk premium and the on-going flourishing demand around the globe. Our Group serves primarily in a niche position to facilitate the ship operators to get their vessels duly refueled in appropriate ports, in a timely manner and at competitive market price without the need of establishing a procurement network by themselves. During the process, our Group obtains quotation of marine fuel price from respective suppliers and subsequently assess and add a premium in addition to the bunkering price. As the demand for crude oil in terms of volume is expected to be rising steadily owing to stable downstream demand and considering that our Group operates with a pricing mechanism on a cost plus fixed fee basis, it is expected that there would be immaterial impact of the Ukraine-Russia crisis on our Group’s operation. However, any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements or financial conditions.

To ensure a positive gross profit for each transaction, we price our services on a “cost plus fixed fee” basis, i.e. we are able to obtain a premium, being the difference between the selling price per metric ton of marine fuel sold to our customers and the purchase cost from our suppliers. Therefore, generally speaking, the more quantity of marine fuel we procure for our customers, the more profit we generate. However, our operation is limited by the working capital available to us for a given period of time. If the marine fuel prices increase substantially, we could purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. Accordingly, assuming there are no other externalities such as financial and political crisis or natural disaster to affect the demand and supply of crude oil or marine fuel globally during 2023, the crude oil price is expected to remain at a similar level as in the second half of 2022 with a fluctuation range of approximately 10% to 15%. To mitigate the effects of working capital limitation and future unexpected increase in marine fuel price, it is our strategy to strengthen the financial resources available to us by utilizing bank facilities and to obtain better trade credit from our suppliers, and we do not anticipate any material impact to our future results of operations in light of the current expected oil price trend.

Results of Operations

The following provides a summary of our consolidated results of operations for the years:

	For the Year Ended December 31,
	2022	2021
Revenue	$462,906,257	$326,540,712
Cost of revenue	453,781,238	318,950,082
Gross profit	9,125,019	7,590,630
Operating expenses:
Selling and distribution	1,212,108	967,354
General and administrative	3,152,568	2,392,279
Total operating costs and expenses	4,364,676	3,359,633
Income from operations	4,760,343	4,230,997
Other expense :
Interest expense and other financing costs, net	259,993	3,359
Other expense, net	882	2,349
Total expense	260,875	5,708
Income before provision for income taxes	4,499,468	4,225,289
Provision for income taxes	814,468	656,321
Net income	3,685,000	3,568,968

Basic and diluted earnings per ordinary share*	$0.17	$0.17

* Gives retroactive effect to reflect the reorganization in August 2022.

Revenue. Our consolidated revenue increased by approximately $136,365,000 or 41.8% from approximately $326,541,000 for the year ended December 31, 2021, to approximately $462,906,000 for the year ended December 31, 2022. Such an increase was mainly attributable to the increase in the marine fuel price but partially offset by the slight decrease in our sales volume of marine fuel sold.

The decrease in our sales volume was mainly driven by the increases in the average marine fuel prices from approximately US$572.2 per metric ton for the year ended December 31, 2021 to approximately US$778.8 per metric ton for the year ended December 31, 2022, representing an increase of approximately 36.1%, and partially offset by the increase in our financial resources available to purchase additional marine fuel (in dollar amount) mainly as a result of cash flow generated from our operations in FY2021.

Gross profit. Our consolidated gross profit for the year ended December 31, 2022, was approximately $9,125,000, an increase of $1,534,000, or 20.2%, compared to the year ended December 31, 2021, driven by increased gross profit per ton of marine fuel sold with an effect of $1,832,000, partially offset by a decrease of volume in the amount of $298,000.

Operating Expenses. Consolidated total operating costs and expenses for the year ended December 31, 2022, were approximately $3,153,000 an increase of $761,000, or 31.8%, compared to the year ended December 31, 2021. The increase in operating expenses was mainly attributable to higher selling and distribution costs and, general and administrative costs as new offices were opened in Singapore and Seoul during the year.

Other expenses. For the year ended December 31, 2022, we had other expenses of approximately $261,000, compared to that of approximately $6,000 for the year ended December 31, 2021. The increase of $255,000 was mainly attributable to an increase in interest expense, due to the finance charges incurred relating to the non-recourse receivable financing facilities obtained during the year.

Income Taxes. For the year ended December 31, 2022, our income tax provision was approximately $814,000 and our effective income tax rate was 18.1%, as compared to an income tax provision of approximately $656,000 for the year ended December 31,2021. The increase of approximately $158,000 was primarily attributable to an increase in income before taxes.

Net income. Net income increased by approximately $116,000 or 3.3% from approximately $3,569,000 for the year ended December 31, 2021, to approximately $3,685,000 for the year ended December 31, 2022.

Future Uses of Liquidity

Cash is primarily used to fund working capital to support our operations.

As of December 31, 2022, our contractual obligations were as follows:

	Current	Long-Term	Total
Operating lease obligations	$124,095	$229,076	$353,171
Derivatives obligations	109,346	-	109,346
Total	$233,441	$229,076	$462,517

Debt and interest obligations include principal and interest payments on fixed-rate and variable-rate, fixed-term debt based on their maturity dates. See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

We enter into lease arrangements for the use of offices for our operations. See Note 12. Leases for additional information.

As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices. As of December 31, 2022, we did not enter into such purchase agreements with any supplier. See Note 8. Commitments and Contingencies for additional information.

Cash Flows

The following table reflects the major categories of cash flows. For additional details, please see the Consolidated Statements of Cash Flows.

	For the Years Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$3,499,000	$(2,507,000)
Net cash provided by (used in) investing activities	(373,000)	(19,000)
Net cash provided by (used in) financing activities	(1,128,000)	-

Operating Activities. Net cash provided by operating activities of $3,499,000 for the year ended December 31, 2022 , compared to used in operating activities of $2,507,000 for the year ended December 31, 2021. The increase in net cash generated from operating activities was primarily due to the following:

a)	Change in accounts receivable was approximately $403,000 net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts receivable was approximately $1,334,000 net cash outflow, resulting in a decrease in net cash used in operating activities in the amount of to approximately $931,000. Because of the increase in the average MOPS from approximately US$572.2 per metric ton for FY2021 to approximately US$778.8 per metric ton for FY2022, representing an increase of approximately 36.1%, our accounts receivable recorded a net outflow even though our actual metric ton for accounts receivable has decreased by approximately 33.1%.
b)	Change in prepayments and other current assets was approximately $3,581,000 net cash inflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in prepayments and other current assets was approximately $3,765,000 net cash outflow, resulting in an increase in net cash used in operating activities in the amount of approximately $7,346,000. Prepayment as of December 31, 2021, principally represents advance payments made to a supplier for $3,676,000 for the purchase of marine fuel which was fully utilized during the year ended December 31, 2022.
c)	Change in accounts payable was approximately $5,645,000 net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts payable was approximately $229,000 net cash inflow, resulting in an increase in net cash used by operating activities in the amount of approximately $5,874,000. It was mainly attributable to the significant increase in the average marine fuel prices which resulted in more payment in advance required given that the fixed credit limits granted by our suppliers were utilized to a large extent.

Investing Activities. Net cash used in investing activities of $373,000 for the year ended December 31, 2022, consisted of office equipment and renovation for the new office leased during the year. Net cash used in investing activities was $19,000 for the year ended December 31, 2021. It consisted mainly of the purchase of property, plant and equipment.

Financing Activities. For both years ended December 31, 2022, and December 31, 2021, net cash used in financing activities was $1,128,000 mainly attributable to the deferred offering costs incurred for the listing of the Company’s shares in Nasdaq.

5.B. Liquidity and Capital Resources

Liquidity to fund working capital is a significant priority for the Group’s bunker business. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly.

Sources of Liquidity and Factors Impacting Our Liquidity

Our liquidity, consisting principally of cash and availability under our credit facility (i.e.  our  account receivable factoring facilities provided by a commercial bank), fluctuates based on a number of factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

We rely on facilities provided by banks and trade credit from suppliers as an important source of liquidity for working capital requirements for our operations. Future market volatility, generally, and any persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at reasonable interest rates or on other advantageous terms. In addition, since our business is impacted by the availability of trade credit to fund fuel purchases, an actual or perceived decline in our liquidity or business generally could cause our suppliers to reduce our credit lines, which in turns may otherwise materially modify our payment terms.

During times of high fuel prices, our customers may not be able to purchase as much fuel from us because of their credit limits with us and the resulting adverse impact on their business could cause them to be unable to make payments owed to us for fuel purchased on credit. Furthermore, when fuel prices increase our working capital requirements increase and our own credit limits could prevent us from purchasing enough fuel from our suppliers to meet our customers’ demands, or we could be required to prepay for fuel purchases, any of which would adversely impact our liquidity.

However, extended periods of low fuel prices, particularly when coupled with low price volatility, can have a favorable effect on our results of operations and overall profitability. This can occur due to lower working capital requirements for the same trade volume. In other words, under low fuel price environments, the same amount of capital enables us to conduct more business as a result of lower working capital requirements.

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the balance between debt and equity.

The company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

Subsequent to the year ended December 31, 2022, the shares of the Company were successfully listed in Nasdaq and net proceeds of $13.6 million were raised with new shares issued. This provides us with a new source of capital to fund our business and expansion.

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2022 and available funds from our credit facility, as described below, together with cash flows generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

Receivables Purchase Agreements. We also have non-recourse accounts receivable purchase programs with a bank that allow us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee. The accounts receivable purchase program provides the constituent bank with the ability to accept customers from this program with the level of risk exposure the bank is willing to accept with respect to any particular customer. The fees the banks charge us to purchase the receivables from these customers can also be impacted for these reasons.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Teck Lim Chia	55	Chairman and Chief Executive Officer
Mr. Ramasamy Logeswaran	50	Director
Dato’ Sri Kam Choy Ho	59	Director
Mr. Ulf Lothar Naujeck	61	Independent Director
Ms. Karen Yee Lynn Cheah	54	Independent Director
Mr. Koon Liang Ong	44	Independent Director
Mr. Khai Fei Wong	41	Independent Director
Mr. Sing Chung Raymond Chiu	64	Chief Financial Officer

Mr. Teck Lim Chia, aged 55, is the chairman of our board of directors and chief executive officer since inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 15 years of experience in the oil and gas related industries and business management. Before founding our Group, Mr. Chia was employed by a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of a company which was then listed on The Hong Kong Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and principally engaged in the international supply of fuel oil and bunkering business. From October 2011 to January 2017, Mr. Chia served as a director of an oil trading company. Mr. Chia received a bachelor’s degree in business administration management from the Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012.

We believe that Mr. Chia qualifies as a director because he is the founder of our Group and has extensive experience in the industry.

Mr. Ramasamy Logeswaran, aged 50, has been appointed as our director on March 22, 2023, and is primarily responsible for the overall operations and management of Banle Marketing, and market development in the South East Asia region. Mr. Logeswaran joined our Group in October 2020. Mr. Logeswaran graduated from the Northern University of Malaysia (University Utara Malaysia) with a bachelor’s degree in business administration in July 1997. From September 1997 to March 1998, he worked as a management trainee of Aurora Tankers Sdn. Bhd. From April 1998 to April 2002, he served at KL Maritime (M) Sdn. Bhd., with his last position held as head of shipbroking operation. From March 2003 to May 2004, he was a shipbroker at EverGreen Milestone Sdn. Bhd. From June 2004 to February 2006, he was a shipbroker at Nautica Chartering Sdn. Bhd. From March 2006 to March 2015, he was the chief operating officer at KIC Oil & Gas Sdn. Bhd. Since June 2015, he served as a director of KL Bunkering (M) Sdn. Bhd.

We believe that Mr. Logeswaran qualifies as a director because of his extensive experience in the industry.

Dato’ Sri Kam Choy Ho, aged 59, has been appointed as our director on March 22, 2023, and is primarily responsible for advising on strategy, policy, performance and other general matters of our Group. He has over 25 years of experience in the commercial management of vessels in the shipping industry. Apart from our Group, he has been a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) since August 1997, a company that primarily engages in shipping and transportation of bulk/bagged cargo, and he is responsible for supervising the business operation and general management. He joined Straits Energy Resources Berhad (previously known as Straits Inter Logistics Berhad), shares of which are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director, and is responsible for the overall business management and strategic development.

We believe that Dato’ Sri Kam Choy Ho qualifies as a director because of his extensive experience in the industry.

Mr. Ulf Lothar Naujeck, aged 61, has been appointed as our independent director and the chairman of compensation committee and a member of the nominating and corporate governance committee on March 22, 2023. Mr. Naujeck has over 25 years of experience in procurement and management. From July 1994 to July 2019, he was employed by Hapag-Lloyd AG, an international container liner operator, with his last position as a senior director of purchasing and supply. Mr. Naujeck graduated from the University of Hagen (FernUniversität in Hagen) with a diploma in business in September 2001.

We believe that Mr. Naujeck qualifies as a director because of his extensive experience in the industry.

Ms. Karen Yee Lynn Cheah, aged 54, has been appointed as our independent director and the chairlady of the nominating and corporate governance committee, and a member of the audit committee and compensation committee on March 22, 2023. Ms. Cheah is a solicitor in Malaysia and has over 20 years of practice experience in the legal field. She was admitted to the Malaysian Bar in 1995 and commenced full practice since then. Ms. Cheah’s current primary focus is in information technology and data privacy, mergers & acquisition, regulatory compliance, foreign direct investments, corporate and commercial contracts, real estate transactions, banking and finance, private wealth management, as well as non-contentious tax areas. Ms. Cheah was the Honorary Secretary and Treasurer of the Malayisan Bar from 2015 to 2017. Ms. Cheah is currently the president of the Malaysian Bar and the chairman of the Malaysian Bar Council. Ms. Cheah obtained a bachelor’s degree in laws from the University of London in 1993 and the Malaysian Certificate in Legal Practice in 1994.

We believe that Ms. Cheah qualifies as a director because of her extensive experience in regulatory compliance.

Mr. Koon Liang Ong, aged 44, has been appointed as our independent director and the chairman of the audit committee and a member of the compensation committee on March 22, 2023. Mr. Ong has over 21 years of experience in providing auditing, taxation, liquidation and other assurance services to companies in Malaysia. He joined Ong & Wong Chartered Accountants in September 2000 as a junior associate and is currently an audit partner of the firm. Mr. Ong has served as a director of O & W Tax Consultants Sdn. Bhd. since April 2013 up to the present. Mr. Ong has been a member of the Association of Chartered Certified Accountant in Malaysia since July 2004, a member of the Malaysian Institute of Accountants since August 2005, an approved auditor of the Ministry of Finance Malaysia since February 2013 and a member of the Chartered Tax Institute of Malaysia since March 2014. Mr. Ong graduated from the University of Manchester in June 2000 with a bachelor of arts in economic and social studies (major in accounting).

We believe that Mr. Ong qualifies as a director because of his extensive experience in financial compliance.

Mr. Khai Fei Wong, aged 41, has been appointed as our independent director, and a member of the audit committee and nominating and corporate governance committee on March 22, 2023. Mr. Wong has over 14 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally engages in provision of corporate secretarial, dissolution and tax advisory services. Mr. Wong has served a manager of OKL Taxation Services Sdn Bhd since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

We believe that Mr. Wong qualifies as a director because of his extensive experience in financial compliance.

Mr. Sing Chung Raymond Chiu, aged 64, is the chief financial officer of our Group, and is primarily responsible for formulating corporate strategies, overall management of financial, mergers and acquisitions and capital market affairs of our Group. Mr. Chiu has over 17 years of experience in oil and gas related industries and business management. Prior to joining our Group, he was an executive director of NewOcean Energy Holdings Limited from August 2003 to June 2019, a company listed on the Hong Kong Stock Exchange (stock code 0342). Mr. Chiu graduated from the Hong Kong Polytechnics (currently known as The Hong Kong Polytechnic University) with the Higher Certificate in Business Studies (Banking) in November 1983.

Family Relationships

There are no family relationships among any of our directors or executive officers.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2022, for each of our executive officers and directors:

Name	2022 Compensation
Mr. Teck Lim Chia	$815,226
Mr. Ramasamy Logeswaran	$49,307
Dato’ Sri Kam Choy Ho	$-
Mr. Ulf Lothar Naujeck	$-
Ms. Karen Yee Lynn Cheah	$-
Mr. Koon Liang Ong	$-
Mr. Khai Fei Wong	$-
Mr. Sing Chung Raymond Chiu	$199,097

6.C. Board Practices

Term of Office

Our directors are appointed for a term expiring at the next-following annual general meeting of our shareholders or until they are removed from the office in accordance with our articles of association.

Employment Agreement with our Chief Executive Officer and Chief Financial Officer

Each of our Chief Executive Officer and Chief Financial Officer currently serves under an employment agreement, each dated March 22, 2023 (the “Employment Agreements”). Under the Employment Agreements, each of our Chief Executive Officer and Chief Financial Officer receives a monthly base salary of $1,500. The Employment Agreements may be terminated in accordance with our articles of association. None of the Employment Agreements provides for benefits upon termination of employment of our executive officers.

Directors Service Contracts

On March 22, 2023, we entered into Director Agreements (the “Director Agreements”) with each of our directors. The term of each such appointment shall commence on March 22, 2023 and shall continue until the director’s successor is duly elected or appointed and qualified or until the director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current Memorandum and Articles of Association, as may be amended from time to time, or any applicable laws, rules, or regulations. Each of our directors will receive a monthly remuneration of $2,500 during their terms of service. None of the Director Agreements provides for benefits upon termination of appointment of our directors.

Committees of the Board

We have established and will maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted the charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Ong, Ms. Cheah and Mr. Wong and is chaired by Mr. Ong. We have determined that each of these 3 directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Naujeck, Mr. Ong Ms. Cheah and is chaired by Mr. Naujeck. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser of the Compensation Committee only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Cheah, Mr. Naujeck and Mr. Wong and is chaired by Ms. Cheah. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Non-compliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2022, we had no outstanding equity awards.

6.D. Employees

As of December 31, 2022, we maintained 32 employees in Hong Kong, Malaysia and Singapore as follows:

	Hong Kong	Malaysia	Singapore	Korea	China
Management	4	1	-	-	-
Finance	5	1	-	-	-
Sales	4	2	2	1	1
Supplies and operations	2	2	-	-	-
Corporate function	2	-	-	-	-
Administration	5	-	-	-	-
Total	22	6	2	1	1

6.E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 25,000,000 ordinary shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percentage Owned
Directors and Executive Officers
Teck Lim Chia (1)	13,175,000	52.7%
Dato’ Sri Kam Choy Ho	8,075,000	32.3%
Logeswaran Ramasamy	-	-
Ulf Lothar Naujeck	-	-
Karen Yee Lynn Cheah	-	-
Koon Liang Ong	-	-
Khai Fei Wong	-	-
Sing Chung Raymond Chiu	-	-
All directors and executive officers as a group	21,250,000	85.0%

5% and Greater Principal Shareholders:
CBL (Asia) Limited(1)	13,175,000	52.7%
Straits Energy Resources Berhad(2)	8,075,000	32.3%
Xiaoling Lu(1)	13,175,000	52.7%

Note:

(1)	CBL (Asia) Limited, or CBL (Asia), a limited liability company incorporated in Hong Kong, is the record holder of the shares reported herein. CBL (Asia) is owned as to 51% by Mr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Ms. Xiaoling Lu and 4% by Mr. Yuan He. By virtue of Mr. Chia and Ms. Lu’s control over CBL (Asia), each of them may be deemed to beneficially own shares held by CBL (Asia). The registered office of CBL (Asia) is located at Room 1213, 12/F., Tower A, Hunghom Commercial Centre, 39 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

(2)	Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at No. 149A, 149B, 151B, Persiaran Raja Muda Musa, 42000 Port Klang, Selangor Darul Ehsan. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Straits’ board of directors currently consists of eight directors, namely, Hun Ming Ho, Tan Sri Mohd Bakri Bin Mohd Zinin, Harison Binti Yusoff, Fook Heng Leong, Dato’ Sri Kam Choy Ho, Yam Dato’ Seri Tengku Baharuddin, Tony Tan Han (Chen Han) and Dato’ Leong Yan Yoong.

CBL (Asia) controls a significant ownership interest of the Company and will be able to exercise approximately 52.7% of the total voting power of the Company’s issued and outstanding share capital. The Company is not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report    , there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

We purchased marine fuel from Tumpuan Megah Development Sdn Bhd (“Tumpuan”), an entity controlled by Straits Energy Resoures Berhad, one of our shareholders. For the three years ended December 31, 2021, the purchase amounted approximately $1.6 million, $1.4 million and $1.3 million, respectively.

During FY2020, we disposed of the 26% equity interest in our associate, Straits Marine Fuels & Energy Sdn Bhd, a company incorporated in Malaysia with limited liability, to a related company, Tumpuan, at a cash consideration of $603,881.

As of December 31, 2021, and 2022, we had the following amounts due from / to related parties which are non-trade related, unsecured and repayable on demand:

Name of related parties	December 31, 2022	December 31, 2021	December 31, 2020
Mr. Teck Lim Chia	$-	$-	$513,055
CBL (Asia) Limited	-	-	63,236
Banle International Holding Limited	-	1,509,988	-
Tumpuan Megah Development Sdn. Bhd.	-	-	210,000
Total	$-	$1,509,988	$786,291

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BANL,” and began trading on March 23, 2023.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See our disclosures above under “9.A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

As of the date of this annual report, our company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares with a par value of $0.0001 each. As of the date of this report, 25,000,000 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

Information on our Memorandum and Articles of Association is incorporated herein by reference to the section headed “Description Of Share Capital” of the Company’s Registration Statement on Form F-1 in connection with the IPO filed on December 19, 2022 (Registration No. 333-267077).

10.C. Material Contracts

For the two years immediately preceding the date of this report, we have not entered into any material contracts other than in the ordinary course of business and other than those described below and   in Item 6 “Directors, Senior Management and Employees,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

In connection with the IPO, the Company entered into an underwriting agreement with Pacific Century Securities, LLC (as representatives of the underwriters named therein), dated March 22, 2023, attached as Exhibit 1.1 to the Company’s Current Report on Form 6-K filed on March 28, 2023 and incorporated herein by reference.

10.D. Exchange Controls

Cayman Islands Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no material Cayman Islands laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our common stock.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within Cayman Islands. The Cayman Islands is not party to any double-tax treaties that are applicable to any payments made to or by the Company save and except that the Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Malaysia Taxation

Income Tax Act 1967

Pursuant to the Income Tax Act 1967 (“ITA 1967”), income tax shall be charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 7 of ITA 1967 defines tax resident as an individual who has been residing in Malaysia for 182 days or more of the tax year.

A company will be a tax resident in Malaysia if its management and control of business are exercised in Malaysia.

Resident companies with a paid-up capital of RM2,500,000 or more or revenue exceeding RM 50 million and non-resident companies are subject to a tax rate of 24% with effect from the year of assessment 2020. In cases of resident companies with a paid-up capital of less than RM2,500,000 or revenue less than RM 50 million, they are taxed at the rate of 17% for the first RM600,000 and 24% for any sum in excess of RM600,000.

Withholding Tax

Malaysia imposes a withholding tax on certain payments to non-residents, including, without limitation, royalties, technical fees, installation fees and rental of movable property. The rate of withholding tax is generally between 10% and 15% unless there is a double-taxation agreement between Malaysia and the country of the non-resident, in which case, the withholding tax rate may be reduced.

Taxes on Dividends

There is no further income tax on dividends received from a Malaysian company. Tax imposed on the company’s profits will be the final tax and dividends distributed to the Shareholders will not be subject to further tax.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

1.	an individual citizen or resident of the U.S.;

2.	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the U.S., any state thereof or the District of Columbia;

3.	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

4.	a trust if:

a)	a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

b)	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or different interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular Holder of our shares based on such Holder’s individual circumstances. In particular, this discussion considers only Holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to Holders that are subject to special rules, including:

1.	financial institutions or financial services entities;

2.	broker-dealers;

3.	taxpayers who have elected mark-to-market accounting;

4.	tax-exempt entities;

5.	governments or agencies or instrumentalities thereof;

6.	insurance companies;

7.	regulated investment companies;

8.	real estate investment trusts;

9.	certain expatriates or former long-term residents of the U.S.;

10.	persons that actually or constructively own 5% or more of our voting shares;

11.	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

12.	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

13.	persons whose functional currency is not the U.S. Dollars.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) regarding our shares and any consideration received (or deemed received) by a Holder connected with selling or other disposition of such shares will be in U.S. Dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO THE COMPANY OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations regarding dividends received from other domestic corporations. Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

Regarding non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that:

1.	our ordinary shares are readily tradable on an established securities market in the U.S. or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion regarding Taxes on Income, or the “U.S.-PRC Tax Treaty;”

2.	we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year; and

3.	certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the U.S. only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market but do not include the OTC Bulletin Board.

If we are not able to maintain listing on Nasdaq, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board. In that case, any dividends paid on our ordinary shares would not qualify for the lower rate unless we are deemed to be a Chinese “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty.

Unless the special provisions described above, dealing with the taxation of qualified dividend income at the lower long-term capital gains rate, are extended, this favorable treatment will not apply to dividends in taxable years beginning on or after January 1, 2013. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid regarding our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such Holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes would otherwise apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder regarding such gain may be treated as foreign taxes eligible for credit against such Holder’s U.S. federal income tax liability (subject to certain limitations which could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such Holder generally will be subject to special rules regarding:

1.	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

2.	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder regarding the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

1.	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

2.	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

3.	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

4.	the interest charge generally applicable to underpayments of tax will be imposed regarding the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates.

Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election regarding our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

A determination as to our PFIC status will be made annually. But, an initial determination that our Company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime regarding such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. But, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the Holder makes a purging election, and pays the tax and interest charge regarding the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election regarding such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such Holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss regarding the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to establish that the market price represents a legitimate and sound fair market value. We became listed on the NASDAQ Stock Market in March 2023, but if we are not able to maintain such a listing, our ordinary shares may be quoted and traded only on the OTC Bulletin Board. If our ordinary shares were to be quoted and traded only on the OTC Bulletin Board, such shares may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election regarding the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively in connection with the non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Holder maintains in the U.S.).

In addition, a non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares, unless such gain is effectively in connection with its conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Holder maintains in the U.S.) or the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively in connection with the non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the U.S.) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who:

1.	fails to provide an accurate taxpayer identification number;
2.	is notified by the IRS that backup withholding is required; or
3.	in certain circumstances, fails to comply with applicable certification requirements.

Unless current individual income tax rates are extended, the backup withholding rate will increase to 31% for payments made on or after January 1, 2013. A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a non-U.S. Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

For taxable years beginning after March 18, 2010, individual U.S. Holders may be required to report ownership of our ordinary shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if: (1) the ordinary shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution”; or (2) the ordinary shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds $50,000 during a taxable year.

For clarification, this reporting requirement should not apply to ordinary shares held in an account with a U.S. brokerage firm. Not complying with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply. U.S. Holders of our ordinary shares are advised to consult with their own tax advisors concerning all such reporting requirements.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at https://www.banle-intl.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.A “Information on the Company – History and Development of the Company” above.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is the U.S. dollars, and our financial statements are also presented in U.S. dollars. Our Group’s business activities and our assets and liabilities were denominated in our functional currency. We consider our Group is not exposed to significant foreign currency risk as majority of our operations and transactions are denominated in our functional currency. We currently do not have a foreign currency hedging policy. However, we monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.E. Use of Proceeds

On March 22, 2023, the registration statement (File No. 333-267077) (the “Registration Statement”) relating to the Company’s IPO was declared effective by the Securities and Exchange Commission. In connection therewith, the Company entered into an underwriting agreement with Pacific Century Securities, LLC (as representatives of the underwriters named therein), dated March 22, 2023. On March 27, 2023, the Company consummated the IPO of 3,325,000 ordinary shares, par value $0.0001 per share at a price of $4.00 per share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 498,750 Ordinary Shares to cover over-allotments, if any. The underwriters exercised their over-allotment option in part and, on March 23, 2023, the underwriters purchased an additional 425,000 Ordinary Shares at the Offering Price.

The IPO (including the sale of the Ordinary Shares to cover over-allotment) generated gross proceeds to the Company of $15,000,000. We estimated that the net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $12,048,000.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

(b) Management’s annual report on internal control over financial reporting

The management of the Company is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2022, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has not identified any material weakness in our internal control over financial reporting as of December 31, 2022. We concluded that our internal control over financial reporting was effective as of December 31, 2022.

Management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer have certified that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report. In addition, we are determining a remediation plan for the material weaknesses, which plan is described below.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from Section 404(b) of the Sarbanes-Oxley Act.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Koon Liang Ong, an independent director (under the standards set forth in set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The most recent version is available on the Investor Relations section of our website at https://www.banle-intl.com. The information contained on our website is not incorporated by reference into this annual report. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co, LLP (“WW”) and for the periods indicated. We did not pay any other fees to WW during the periods indicated below.

	Year Ended December 31,
	2022	2021
Audit Fees	$410,000	$-
Audit-Related Fees	38,459	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$448,459	$-

“Audit Fees” consisted of the aggregate fees billed for professional services paid for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q as previously filed and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements, which were incremental costs directly associated with our IPO and capitalized as deferred offering costs.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees, which were incremental costs directly associated with our IPO and capitalized as deferred offering costs.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq Stock Market corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
2.2*	Description of Securities
4.1	Underwriting Agreement dated March 22, 2023 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
4.2	Form of Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
4.4	Form of Agreement with the Registrant’s independent directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).

Exhibit No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CBL International Limited

By:	/s/ Teck Lim CHIA
Name:	Teck Lim CHIA
Title:	Chief Executive Officer

Date: April 26, 2023

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CBL International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CBL International Limited and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

April 26, 2023

We have served as the Company’s auditor since 2022.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	December 31,	December 31,
	2022	2021
Assets:
Current Assets
Cash	$5,032,890	$3,035,321
Accounts receivable	18,446,176	18,043,235
Derivative assets	-	291,860
Prepayments and other current assets	253,779	3,834,585
Due from related parties	-	1,509,988
Total current assets	23,732,845	26,714,989

Property, plant and equipment, net	394,090	122,326
Right-of-use lease assets, net	341,625	155,323
Deferred offering costs	1,128,453	-

Total assets	$25,597,013	$26,992,638

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$12,652,514	$18,297,191
Taxes payable	244,096	98,417
Accrued expenses and other current liabilities	125,701	47,459
Derivative liabilities	109,346	-
Short-term lease liabilities	124,095	72,730
Total current liabilities	13,255,752	18,515,797

Long-term lease liabilities	229,076	49,656
Total liabilities	13,484,828	18,565,453

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 per value, 500,000,000 shares authorized, 21,250,000 shares issued and outstanding as of December 31, 2022 and 2021*	2,125	2,125
Additional paid-in capital	488,198	488,198
Retained earnings	11,621,862	7,936,862
Total shareholders’ equity	12,112,185	8,427,185

Total liabilities and shareholders’ equity	$25,597,013	$26,992,638

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2022	2021

Revenue	$462,906,257	$326,540,712
Cost of revenue	453,781,238	318,950,082

Gross profit	9,125,019	7,590,630

Operating expenses:
Selling and distribution	1,212,108	967,354
General and administrative	3,152,568	2,392,279
Total operating costs and expenses	4,364,676	3,359,633

Income from operations	4,760,343	4,230,997

Other (income) expense:
Interest expense, net	259,993	3,359
Currency exchange (gain) loss	(45,767)	2,349
Write off of property, plant and equipment	48,399	-
Others	(1,750)	-

Total other expenses	260,875	5,708

Income before provision for income taxes	4,499,468	4,225,289
Provision for income taxes	814,468	656,321
Net income	$3,685,000	$3,568,968

Comprehensive income	$3,685,000	$3,568,968

Basic and diluted earnings per ordinary share*	$0.17	$0.17

Weighted average number of ordinary shares outstanding - basic and diluted*	21,250,000	21,250,000

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares*	Ordinary shares amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2020	21,250,000	$2,125	$488,198	$4,367,894	$4,858,217

Net income	-	-	-	3,568,968	3,568,968

Balance as of December 31, 2021	21,250,000	2,125	488,198	7,936,862	8,427,185

Net income	-	-	-	3,685,000	3,685,000

Balance as of December 31, 2022	21,250,000	$2,125	$488,198	$11,621,862	$12,112,185

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2022	2021

Cash Flows from operating activities:
Net income	$3,685,000	$3,568,968
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	88,175	59,461
Depreciation of right-of-use assets	94,865	122,753
Write off of property, plant and equipment	48,399	-
Early termination of lease	(1,750)
Change in fair value of derivative	109,346	(291,860)
Changes in operating assets and liabilities
Accounts receivable	(402,941)	(1,334,210)
Prepayments and other current assets	3,580,806	(3,765,499)
Due from related parties	1,509,988	(723,697)
Accounts payable	(5,644,677)	228,653
Accrued expenses and other liabilities	78,242	30,878
Derivatives	291,860	(262,310)
Lease liabilities	(83,859)	(112,685)
Taxes payable	145,679	(27,029)
Net cash provided by (used in) operating activities	3,499,133	(2,506,577)

Cash flows from investing activities:
Purchase of property, plant and equipment	(373,111)	(19,153)
Net cash (used in) provided by investing activities	(373,111)	(19,153)

Cash flows from financing activities:
Deferred offering costs	(1,128,453)	-
Net cash used in financing activities	(1,128,453)	-
Net increase (decrease) in cash	1,997,569	(2,525,730)
Cash at the beginning of the year	3,035,321	5,561,051
Cash at the end of the year	$5,032,890	$3,035,321

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$261,703	$7,987
Income taxes	$668,790	$683,350

NON-CASH TRANSACTION OF INVESTING AND FINANCING ACTIVITIES
Assignment of an amount due from a director, Mr. Teck Lim Chia (“Mr. Chia”), to a related party, controlled by Mr. Chia	$-	$513,055
Operating lease right-of-use asset and lease liability	$370,439	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International Limited (“CBL International”) was incorporated on February 8, 2022 in the Cayman Islands. CBL International is a holding company without any operations and it wholly owns Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing one-stop solution for vessel refueling in the Asia Pacific region. As a bunkering facilitator, the Company expedites vessel refueling between ship operators and local physical distributors/traders of marine fuel. The Company purchases marine fuel from its suppliers and arranges its suppliers to deliver marine fuel to its customers, namely the container liner operators.

Business Reorganization

A reorganization of the Company’s legal entity structure was completed in August 2022. The reorganization involved the incorporation of CBL International in February 2022, and the acquisition of Banle BVI by CBL International in August 2022. This transaction was treated as a recapitalization of the Company under common control and the financial statements give retroactive effect to this transaction.

Banle BVI was set up in July 2020 with 50,000 shares at $1.00 per share issued to Mr. Chia. In February 2021, Banle BVI issued 490,323 shares in total, of which 304,000 shares to CBL (Asia) Limited (“CBL (Asia)”) and 186,323 shares to Straits Energy Resources Berhad (“Straits”). The 50,000 shares originally issued to Mr. Chia were surrendered and cancelled at the same time.

CBL International was set up in February 2022, issuing 50,000 shares at par value of $0.01 per share to Mr. Chia. In March 2022, each issued and unissued share was subdivided into 100 shares. Each share par value was reduced to $0.0001 and the authorized share capital was amended to 500,000,000 shares with $0.0001 par value per share. The number of shares held by Mr. Chia increased from 50,000 to 5,000,000 with par value of $0.0001 each.

In August 2022, CBL (Asia) and Straits, as vendors, and CBL International, as purchaser, entered into a sale and purchase agreement, pursuant to which CBL International acquired the entire issued share capital of Banle BVI from its existing shareholders, CBL (Asia) and Straits, in consideration of which CBL International issued and allotted 13,175,000 shares and 8,075,000 shares, credited as fully paid, to CBL (Asia) and Straits, respectively. Upon completion of issuance of the shares to CBL (Asia) and Straits, the 5,000,000 shares of CBL International issued to Mr. Chia was surrendered and cancelled; and CBL International became the 100% shareholder of Banle BVI and itself being owned 62% by CBL (Asia) and 38% by Straits.

CBL International

CBL International was incorporated in the Cayman Islands with limited liability in February 2022, with 50,000 shares of par value $0.01 each issued and allotted to Mr. Chia.

In March 2022, CBL International undertook a share subdivision with each of the issued and unissued shares of CBL International to be subdivided into 100 shares and increased its authorized share capital for $500 divided into 50,000 shares of par value $0.01 each to $50,000 divided into 500,000,000 shares of par value $0.0001 each. As a result, Mr.Chia’s shareholding of 50,000 shares of par value $0.01 turned into 5,000,000 shares of par value $0.0001.

In August 2022, during the reorganization, CBL International issued 13,175,000 shares to CBL (Asia) and 8,075,000 shares to Straits. Upon completion of the above share issuance, the 5,000,000 shares held by Mr. Chia were surrendered and cancelled; and CBL International became the 100% shareholder of Banle BVI and itself being owned 62% by CBL (Asia) and 38% by Straits.

Banle BVI

Banle BVI was incorporated in the British Virgin Islands with 50,000 shares at $1.00 per share issued to Mr. Chia in July 2020. In February 2021, Banle BVI issued 490,323 shares in total, of which 304,000 shares to CBL (Asia) and 186,323 shares to Straits. The 50,000 shares originally issued to Mr. Chia were surrendered and cancelled at the same time. During the period from February 2021 to the completion of the reorganization in August 2022, Banle BVI had issued in total 490,323 shares, out of which CBL (Asia) owned 304,000 shares and Straits owned 186,323. Banle BVI was therefore owned 62% by CBL (Asia) and 38% by Straits.

Banle Energy HK

Banle Energy HK was incorporated on August 15, 2015 focusing on sale and distribution of marine fuel. On March 26, 2019, CBL (Asia) which was at that time holding 3,800,000 shares representing 100% of the shares of Banle Energy HK, and transferred 1,444,000 ordinary shares in Banle Energy HK to Straits Energy Resources Berhad (“Straits”) for consideration of Malaysian Ringgit 14,997,840 (approximately US$3,689,000). Upon completion of the transfer, Banle Energy HK was owned 62% by CBL (Asia) and 38% by Straits, respectively.

In February 2021, the Banle BVI acquired the 100% shareholding of Banle Energy HK by way of issuing 62% of shares to CBL (Asia) and 38% shares to Straits. Since completion of the share transfer, Banle Energy HK has become a wholly-owned subsidiary of the Banle BVI.

Reliance HK

Reliance HK is a limited liability company incorporated in Hong Kong on April 1, 2012. At the time of its incorporation, one share was issued to the initial subscriber, an independent third party. On March 21, 2016, CBL (Asia) acquired the one share in Reliance HK from the independent third party at nominal value. On September 29, 2017, CBL (Asia) transferred one share in Reliance HK to Banle Energy HK for HK$1,862,000 (approximately US$240,300), which was determined after arm’s length negotiations. Upon completion of the purchase, Reliance HK became a wholly-owned subsidiary of Banle Energy HK.

Banle Marketing

Banle Marketing was incorporated as a wholly-owned subsidiary of Banle BVI in the Federal Territory of Labuan, Malaysia on August 18, 2020. Banle marketing focuses on sales and distribution of marine fuel.

Banle Malaysia

Banle Malaysia was incorporated in Malaysia on July 16, 2020 as a wholly owned subsidiary of Banle BVI. Banle Malaysia focuses on sales and distribution of marine fuel.

Banle China

Banle China was incorporated in Hong Kong on March 31, 2021 as a wholly owned subsidiary of Banle BVI. It holds 100% of Majestic Energy Shenzhen and it has no operations since its incorporation.

Majestic Energy Shenzhen

Majestic Energy Shenzhen was incorporated in China on April 29, 2021 as a limited liability company and it has no operations since its incorporation.

Majestic Energy Singapore

Majestic Energy Singapore was incorporated in Singapore on January 11, 2022 as a limited liability company and focuses on sales and distribution of marine fuel.

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
CBL International Limited (“CBL International”)	Cayman Island	Parent	February 8, 2022	Ultimate holding Company
Banle International Group Limited (“Banle BVI”)	British Virgin Islands	100% by CBL International	July 2, 2020	Investment holding
Banle International Marketing Limited (“Banle Marketing”)	Labuan, Malaysia	100% by Banle BVI	August 18, 2020	Marketing service
Banle International (Malaysia) Sdn. Bhd. (“Banle Malaysia”)	Kuala Lumpur, Malaysia	100% by Banle BVI	July 16, 2020	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle Energy HK”)	Hong Kong	100% by Banle BVI	August 18, 2015	Sales and distribution of marine fuel
Reliance (China) Limited (“Reliance HK”)	Hong Kong	100% by Banle Energy HK	April 1, 2012	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	March 31, 2021	Investment holding
Majestic Energy (Shenzhen) Co. Limited (“Majestic Energy Shenzhen”)	PRC	100% by Banle China	April 29, 2021	Investment holding (Dormant)
Majestic Energy (Singapore) Pte Limited (“Majestic Energy Singapore”)	Singapore	100% by Banle BVI	January 11, 2022	Sales and distribution of marine fuel

2. Summary of Significant Accounting Policies

A. Basis of Presentation and Consolidation

The consolidated financial statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated in consolidation.

B. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. The most significant estimates and judgments include the allowance for doubtful accounts, useful life of property, plant and equipment, income taxes and uncertain tax positions. Actual amounts could differ from those estimates.

C. Functional Currency and Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the U.S. dollar (“US$”). Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying consolidated statements of income and comprehensive income in the period incurred.

D. Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2022, the Company’s cash was below RMB 500,000 and so it that fully insured. The Hong Kong Deposit Protection Board insures up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, approximately $4,709,000 was not insured by the Hong Kong Deposit Protection Board. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Major Customers and Suppliers

During the years ended December 31, 2022 and 2021, three of the Company’s customers accounted for more than 10% of revenue:

	2022	2021
Revenue:
Customer A	39.7%	42.3%
Customer B	11.3%	12.5%
Customer C	-	11.3%

As at December 31, 2022 and 2021, the following customers accounted for more than 10% of the Company’s accounts receivable:

	2022	2021
Accounts receivable:
Customer A	22.4%	37.1%
Customer H	13.4%	-
Customer E	-	28.3%

The top three suppliers that individually represented greater than 10% of total cost of revenue of the Company for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Cost of revenue:
Supplier A	30.7%	34.0%
Supplier B	10.4%	22.0%
Supplier C	17.4%	15.8%

As at December 31, 2022 and 2021, the following suppliers accounted for more than 10% of the Company’s accounts payable:

	2022	2021
Accounts payable:
Supplier B	13.1%	33.2%
Supplier C	26.3%	42.1%
Supplier I	21.5%	-
Supplier J	12.0%	-

E. Cash

Cash consists of petty cash on hand, and cash held in banks which are highly liquid and are unrestricted as to withdrawal or use.

F. Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents trade receivables from customers. The health of our accounts receivable is continuously monitored using a risk-based model, taking into consideration both the timeliness and predictability of collections from our customers. We maintain a provision for estimated credit losses based upon our historical experience with our customers, along with any specific customer collection issues that we have identified from current financial information and business prospects, as well as any political or economic conditions or other market factors, including certain assumptions based on reasonable forward-looking information from market sources. Principally based on these credit risk factors.

Individual receivables written off when there is information indicating that the counterparty is in severe financial difficulty and the amounts are deemed uncollectible. An accounts receivable written off may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries made are recognized as income in the Consolidated Statements of Income and Comprehensive Income.

G. Fair value measurements

Fair value is the price to sell an asset or transfer a liability and therefore represents an exit price in the principal market (or in the absence of a principal market, the most advantageous market). It represents a market-based measurement that contemplates a hypothetical transaction between market participants at the measurement date.

Depending on the type of assets, the Company calculates the fair value using the income approach (e.g., based on the present value of estimated future cash flows), the market approach or a combination of both. The unique characteristics of an asset or liability and the availability of observable prices affect the number of valuation approaches and/or techniques used in a fair value analysis. The Company measures fair value using observable and unobservable inputs. The Company gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

The Company applies the following fair value hierarchy:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2 -	Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices; and inputs that are not directly observable but are corroborated by observable market data.
Level 3 -	Inputs that are unobservable.

The Company’s financial instruments include cash, accounts receivable, derivative assets/liabilities, prepayments and other current assets, due from related parties, accounts payable, taxes payable and accrued expenses and other current liabilities. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2022 and 2021.

The Company had no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2022 and 2021.

H. Derivatives

The Company uses derivative financial instruments to manage its exposure to market price fluctuations in future contracts which are classified as non-designated derivatives. The Company has not applied hedge accounting to these instruments as the hedging relationship is not highly effective and the change in fair value of these derivatives is recorded within cost of revenue. The Company presents its derivative assets and derivative liabilities as a separate item on the consolidated balance sheets. The Company does not enter into derivative contracts for speculative or trading purposes.

I. Property, Plant and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated by using the straight-line method over the estimated useful lives of the assets. Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged on the income statement. Long-lived assets held and used by us (including property and equipment) are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Fixed Asset Category	Useful lives
Computer Software	3 years
Furniture, Fixtures and Equipment	5 years
Leasehold Improvements	Lesser of lease term or life of assets
Motor Vehicles	5 years

J. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. Examples of such triggering events include a significant disposal of a portion of such assets and adverse changes in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2022 and 2021.

Deferred Offering Costs

Deferred offering costs consists of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related the proposed Public Offering, and will be charged against the proceeds received upon completion of the offering, should the offering be unsuccessful, these deferred costs will charged to operations.

K. Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

L. Revenue and Cost of Revenue

The Company recognizes revenue in accordance with FASB ASC Topic 606. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company is primarily engaged in sales and distribution of marine fuel. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer
2)	Identify the performance obligations in the contract
3)	Determine the transaction price
4)	Allocate the transaction price to each performance obligation
5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company generally recognizes sales and distribution of marine fuel revenue on a gross basis as the Company has control of the products or services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considered various factors, including inventory risk management, latitude in establishing the sales price, discretion in the supplier selection and that the Company is normally the primary obligor in the Company’s sales arrangements.

Revenue from the sales and distribution of marine fuel is recognized at a point in time when the Company’s customers obtain control of the marine fuel, which is typically upon delivery of each promised gallon or barrel to an agreed-upon delivery point. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally and have not been significant. Payment terms are generally set at 30 to 90 days after the delivery of the fuel.

See Note 10 for disaggregation of revenue.

Cost of revenue consists primarily of cost of marine fuel and delivery services necessary in the course of sales and distribution of marine fuel. The change in fair value of the derivative instruments not designated as hedging instruments is also recorded in cost of revenue.

M. Earnings per Ordinary Share

Earnings per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares plus dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive. The Company has no dilutive ordinary share equivalents.

N. Income Taxes

Income taxes are accounted for in accordance with FASB ASC Topic 740 which utilizes the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recorded as a component of the provision for income taxes in the period that includes the enactment date.

Regular assessments are made on the likelihood that the Company’s deferred tax assets will be recovered from the Company’s future taxable income. The Company’s evaluation is based on estimates, assumptions, and includes an analysis of available positive and negative evidence. Sources of positive evidence include estimates of future taxable income, future reversal of existing taxable temporary differences, taxable income in carryback years, and available tax planning strategies. Sources of negative evidence include current and cumulative losses in recent years, losses expected in early future years, any history of operating losses or tax credit carryforwards expiring unused, and unsettled circumstances that, if unfavorably resolved, would adversely affect future profit levels.

The remaining carrying value of the Company’s net deferred tax asset, after recording the valuation allowance is based on the Company’s present belief that it is more likely than not that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to utilize such net deferred tax asset. The amount of the remaining net deferred tax asset considered recoverable could be adjusted if the Company’s estimates of future taxable income during the carryforward period change favorably or unfavorably. To the extent the Company believes that it is more likely than not that some or all of the remaining net deferred tax asset will not be realized, the Company must establish a valuation allowance against the net deferred tax asset, resulting in additional income tax expense in the period such determination is made. To the extent a valuation allowance currently exists, the Company will continue to monitor all positive and negative evidence until the Company believes it is more likely than not that it is no longer necessary, resulting in an income tax benefit in the period such determination is made.

Significant judgment is required in evaluating the Company’s tax positions, and in determining the Company’s provision for income taxes, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against the Company’s net deferred tax asset.

O. Segment Reporting

Management, including the chief operating decision makers, review the Company’s internal reporting in order to assess performance and allocate resources. The Company is principally engaged in sales and distribution of marine fuel. Information reported to the chief operating decision maker, for purposes of resources allocation and performance assessment, focuses on the operating results of the Company as a whole, and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment

P. The COVID-19 Pandemic

Despite the decline of trading and slowdown of economic growth during the years ended December 31, 2022 and 2021, the bunkering industry, particularly distributions in certain ports, were also adversely affected. Nonetheless, given the nature of the Company’s business of providing refueling services through the Company’s supply network and its flexibility to respond to emergencies occurring in individual ports kept the Company from being severely affected by COVID-19 in the fulfilment of the Company’s contractual obligations.

As the Company’s major business operations are managed in Malaysia and Hong Kong, and all the Company’s employees in Malaysia and Hong Kong are able to continue the communication and cooperation with its customers and suppliers through electronic media, telephone and remote access to the Company’s information technology system, there has been no material interruption to the Company’s business, daily operations, employees and payment settlement from customers or with the Company’s suppliers. In case the Company’s customers experience port disturbance, the Company can re-arrange refueling of the vessel in the next feasible port under the Company’s extensive supply network currently covering 34 ports in the Asia Pacific.

The Company makes estimates and assumptions that affect the reported amounts within the Company’s consolidated financial statements and accompanying notes. Management of the Company assessed accounting estimates that require consideration of forecasted financial information, including, but not limited to, the Company’s allowance for credit losses, the recoverability of the carrying value of the Company’s long-lived assets. These assessments were conducted in the context of information reasonably available to the Company, as well as the Company’s consideration of the future potential impacts of COVID-19 on the Company’s business as of December 31, 2022. As of the date of this report, the COVID-19 pandemic has not created any imminent or adverse impact on the Company’s business, as well as the Company’s financial position and future prospects.

Q. Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgment regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts leases in accordance with FASB ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable the Company will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

The Company tests right-of-use assets in an operating or finance lease at the asset group level (because these assets are long-lived nonfinancial assets and should be accounted for the same way as other long-lived nonfinancial assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

S. Recently adopted Accounting Standards

During the year ended December 31, 2022, there have been no accounting standards that, upon adoption, had a material impact on the Company’s consolidated financial statements.

T. Recently Issued Accounting Standards

Disclosure of Supplier Finance Program Obligations. In September 2022, Accounting Standard Update (“ASU”) 2022-04   was issued to require the buyer in a supplier finance program to disclose the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments do not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied retrospectively to each period in which a balance sheet is presented, except for the roll forward, which should be applied prospectively. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements. There are no other recently issued accounting standards not yet adopted by the Company that, upon adoption, are expected to have a material impact on the Company’s consolidated financial statements.

3. Accounts Receivable

The Company extends credit on an unsecured basis to most of its customers. The Company’s exposure to expected credit losses depends on the financial condition of its customers and other macroeconomic factors beyond the Company’s control, such as deteriorating conditions in the world economy or in the industries the Company serves, changes in oil prices and political instability. While the Company actively manages its credit exposure and works to respond to both changes in the customers’ financial conditions or macroeconomic events, there can be no guarantee the Company will be able to mitigate all of these risks successfully.

The Company performs ongoing credit evaluations of its customers and adjust credit limits based upon payment history and the customer’s current creditworthiness based on expected exposure. The payment terms with customers are based on each customers’ creditworthiness and are generally 30 to 90 days, although certain markets and other customer-specific factors may warrant longer payment terms. Accounts receivable balances that are not paid within the terms of the sales agreement may be subject to finance fees based on the outstanding balance. Although the Company analyzes customers’ payment history and expected creditworthiness, since the Company extends credit on an unsecured basis to most of its customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

The Company had accounts receivable of $18,446,176 and $18,043,235 as of December 31, 2022 and 2021, respectively, of which accounts receivable from the top five customers accounted for $9,253,060 and $13,672,641 as at December 31, 2022 and 2021 accounted for approximately 50.2% (the largest of which accounted for 22.4%) and 75.8% (the largest of which accounted for 37.1%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of December 31, 2022 and 2021 and no bad debt expense for the years then ended.

Subsequent to December 31, 2022, all accounts receivable has been collected.

As of December 31, 2022, the Company sold accounts receivable of $4,134,637 ($1,356,547 as of December 31, 2021) to a bank under a non-recourse factoring arrangement (see Note 7).

4. Derivative Instruments

The Company values its derivative instruments using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2.

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of December 31, 2022
Derivative liabilities	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$109,346	$-	$109,346

	As of December 31, 2021
Derivative assets	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$291,860	$-	$291,860

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of December 31, 2022 and 2021:

	December 31,		December 31,
Derivative Instruments	Units	2022	Units	2021
Commodity contracts
Long	Metric ton	3,600	Barrel	49
Short	Metric ton	500	Barrel	-

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gain during the years ended December 31 2022 and 2021:

	Location	2022	2021

Gain from commodity contracts	Cost of revenue	$766,769	$290,565

5. Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2022	2021
Prepayments	$167,677	$3,796,033
Deposit	86,102	38,552
Total	$253,779	$3,834,585

Prepayments as of December 31, 2021 principally represent advance payments made to a supplier for $3,676,000 for the purchase of marine fuel.

6. Property, Plant and Equipment

The amount of property and equipment are as follows:

	As of December 31,
	2022	2021
Office equipment, furniture and fixtures	$363,167	$169,570
Less: accumulated depreciation and amortization	22,284	60,428
Office equipment, furniture and fixtures, net	$340,883	$109,142

During the years ended December 31, 2022 and 2021, the Company recorded depreciation expense of approximately $55,000 and $43,000, respectively.

The amount of motor vehicle are as follows:

	As of December 31,
	2022	2021
Motor vehicle	$98,632	$-
Less: accumulated depreciation	84,542	-
Motor vehicle, net	$14,090	$-

During the year ended December 31, 2022 and 2021, the Company recorded depreciation expense of approximately $21,000 and nil respectively.

The amount of computer software costs are as follows:

	As of December 31,
	2022	2021
Computer software	$80,155	$41,707
Less: accumulated amortization	41,038	28,523
Computer software costs, net	$39,117	$13,184

During the years ended December 31, 2022 and 2021, the Company recorded amortization expense related to computer software of approximately $13,000, and $13,000, respectively.

7. Interest Income and Interest Expense

In 2021, the Company entered into a factoring agreement for $4.8 million with a commercial bank to purchase certain accounts receivable on non-recourse basis. As at December 31, 2022, the factoring facility was increased to $13.6 million. As invoices were factored with the bank, they were not recorded as accounts receivable in the Company’s consolidated financial statements. As of December 31, 2022, accounts receivable factored was approximately $4.1 million ($1.4 million as of December 31, 2021).

As of December 31, 2022, the unused portion of the financing facilities was approximately $9.5 million ($3.4 million as of December 31, 2021).

The interest rates under the factoring agreement range from 1.2% to 1.25% (2021: 1.1% to 1.25%) per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net:

	For the year ended December 31.
	2022	2021
Interest income	$1,710	$70
Interest expense on lease liabilities	(4,958)	(148)
Interest expense on factoring arrangement	(256,745)	(3,281)
Total:	$(259,993)	$(3,359)

8. Commitments and Contingencies

Sales and Purchase Commitments

As of December 31, 2022, the Company has committed to sell to certain customers a minimum of 80,100 MT to a maximum of 127,200 MT bunkers with delivery to be made in 2023. The Company did not have any purchase contracts, under which it was agreed to purchase any bunkers in the same period.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of December 31, 2022 and 2021, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the years ended December 31, 2022 and 2021, the Company had $4,709,683 and $3,960,596, respectively, of income subject to the Hong Kong Profits Tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the years ended December 31, 2022 and 2021, the Company had $17,633 and $17,300, respectively, of income subject to the Malaysia Income Tax.

The income tax provision consists of the following:

	2022	2021
Current:
Hong Kong	$810,236	$646,845
Malaysia	4,232	9,476
	$814,468	$656,321

Deferred	-	-
	$814,468	$656,321

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2022 and 2021, respectively.

	2022	2021
Income before provision for income taxes	$4,499,468	$4,225,289
Tax at the domestic income tax rate of 16.5%	742,412	697,173
Tax effect of Hong Kong graduated rates	(21,290)	(21,290)
Foreign tax rate differentials	1,322	1,297
Non-deductible expenses for tax purpose	37,595	7,333
Non-taxable income	-	(48,157)
Prior year accrual	54,429	19,965
Income tax expense	$814,468	$656,321

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the year ended December 31,
	2022	2021
China	$253,195,264	$165,187,146
Hong Kong	171,143,686	147,960,792
Malaysia	26,490,822	4,989,527
Singapore	4,865,956	4,490,682
South Korea	3,788,750	-
Other	3,421,779	3,912,565
Total:	$462,906,257	$326,540,712

Other includes primarily Vietnam, Taiwan, and Thailand.

11. Related Party Transactions and Balances

Related parties:

Name of related parties	Relationship with the Company
Mr. Chia	The Chief Executive Officer, shareholder and director of the Company
Banle International Holdings Limited	An entity controlled by Mr. Chia (Note 1)
CBL (Asia) Limited	An entity controlled by Mr. Chia (Note 1)
Tumpuan Megah Development Sdn. Bhd.	An entity controlled by Straits Energy Resources Berhad (Note 2)

Note 1:	Mr. Chia is the director and controlling shareholder of CBL (Asia) Limited, which is a 62% shareholder of the Company.

Note 2:	Straits Energy Resources Berhad is a company incorporated and listed in Malaysia, which is a 38% shareholder of the Company.

The Company purchased marine fuel from the following during the year ended December 31, 2022 and 2021, which were fully paid during the years:

	For the year ended December 31,
Name of related party	2022	2021
Tumpuan Megah Development Sdn. Bhd.	$-	$1,320,191

Due from Related Parties

As of December 31, 2022 and 2021, due from related parties consists of the following:

Name of related parties	As of December 31,
	2022	2021
Banle International Holdings Limited	$-	$1,509,988

The amount due from Banle International Holdings Limited was non-interest bearing and it was repaid in full in September, 2022.

12. Finance and Operating Leases

The Company leases offices and motor vehicles. The leases are for periods of two to five years.

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	2022	2021
Finance lease and operating lease costs	99,823	127,459
Expenses relating to short-term leases	19,892	13,698
Total lease cost	$119,715	$141,157

During the year ended December 31, 2022, the Company entered into (i) a lease for the rental of property and recognized right-of-use assets and lease liabilities of approximately $55,000 which was terminated during the year ended December 31, 2022, and (ii) a lease for the rental of property and recognized right-of-use assets and lease liabilities of approximately $370,000.

As of December 31, 2022, the Company’s remaining lease payments are as follows:

Leases
2023	$133,161
2024	133,161
2025	102,090
Total remaining lease payments (undiscounted)	368,412
Less: imputed interest	15,241
Present value of lease liabilities	$353,171

Supplemental balance sheet information related to leases:

		As of December 31,
	Classification	2022	2021
Assets:
Operating lease assets	Right-of-use lease assets	$341,625	$155,323
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$124,095	$72,730
Lease liability – non-current	Non-current liabilities – lease liabilities	$229,076	$49,656

Other information related to leases for the years ended December 31, 2022 and 2021:

	2022	2021
Weighted-average remaining lease term (years) - operating leases	2.8	1.7
Weighted-average discount rate - operating leases	3.2%	2.9%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$11,551
Operating cash flows from operating leases	$83,859	$101,134

13. Subsequent events

On March 27, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value $0.0001 per share at a price of $4.00 per share (the “Offering”), The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares on March 23, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, was $15 million, before deducting underwriting discounts and other related expenses. The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL.”

The following table sets forth the pro forma condensed balance sheet as of December 31, 2022 on an actual basis; and on a pro forma as adjusted basis to reflect the issuance and sale of 3,750,000 ordinary shares at a price of US$4.00 per ordinary share, after deducting the underwriting discounts, and the estimated offering expenses payable.

	December 31, 2022
	Actual	Pro Forma As Adjusted
		(Unaudited)

Assets:
Current Assets
Cash (1)	$5,032,890	$20,032,890
Accounts receivable	18,446,176	18,446,176
Prepayments and other current assets	253,779	253,779
Total current assets	23,732,845	38,732,845

Property, plant and equipment, net	394,090	394,090
Right-of-use lease assets, net	341,625	341,625
Deferred offering costs (2)	1,128,453	-
Total assets	$25,597,013	$39,468,560

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$12,652,514	$12,652,514
Taxes payable	244,096	244,096
Accrued expenses and other current liabilities (3)	125,701	1,948,948
Derivative liabilities	109,346	109,346
Short-term lease liabilities	124,095	124,095
Total current liabilities	13,255,752	15,078,999

Long-term lease liabilities	229,076	229,076
Total liabilities	13,484,828	15,308,075

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 21,250,000 shares issued and outstanding as on an actual basis, 25,000,000 issued and outstanding on a pro forma as adjusted basis	2,125	2,500
Additional paid-in capital (4)	488,198	12,536,123
Retained earnings	11,621,862	11,621,862
Total shareholders’ equity	12,112,185	24,160,485

Total liabilities and shareholders’ equity	$25,597,013	$39,468,560

(1)	Pro forma cash reflects $15,000,000 offering proceeds.

(2)	Pro forma deferred offering costs reflect charged against the gross proceeds of the offering.

(3)	Pro forma accrued expenses and other current liabilities reflect $1,200,000 of underwriting discount and additional offering expenses of $623,247.

(4)	Pro forma additional paid in capital reflect the net proceeds the Company expects to receive, after deducting underwriting fee, underwriters’ expense allowance and other expenses. The Company expects to receive net proceeds of $12,048,300 ($15,000,000 offering gross proceeds, less underwriting discounts of $1,200,000, and estimated offering expenses of $1,751,700).

14. Condensed Financial Information of the Parent Company (Unaudited)

The Company performed a test of its restricted net assets of the consolidated subsidiaries in accordance with the Securities and Exchange Commission’s Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information of the parent company.

The subsidiaries did not pay any dividends to the parent Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income of the subsidiaries is presented as “share of income of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP are not required.

CBL International Limited became the parent company of the Company as a result of the execution of the Sale and Purchase Agreement on August 18, 2022. CBL International Limited is a holding company with no operations, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2022. CBL International Limited did not have any business activities during the year ended December 31, 2022.

The following is the unaudited parent company’s balance sheets:

	As of December 31,
	2022	2021
ASSETS
Current Assets
Cash	$64,143	$-
Total current assets	64,143	-

Investment in subsidiaries	12,129,653	8,427,185
Deferred offering costs	1,128,453	-
TOTAL ASSETS	$13,322,249	$8,427,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities
Other payable	10,064	-
Due to related party	$1,200,000	$-
LIABILITIES	1,210,064	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 21,250,000 shares issued and outstanding as at December 31, 2022 and 2021	2,125	2,125
Additional paid-up capital	488,198	488,198
Retained earnings	11,621,862	7,936,862
TOTAL SHAREHOLDERS’ EQUITY	12,112,185	8,427,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,322,249	$8,427,185

The following is the unaudited condensed parent company’s statements of income and comprehensive income:

	2022	2021
EQUITY INCOME OF SUBSIDIARIES	$3,702,468	$3,568,968

GENERAL AND ADMINISTRATION EXPENSE	(17,468)	-

NET INCOME	$3,685,000	$3,568,968

TOTAL COMPREHENSIVE INCOME	$3,685,000	$3,568,968

The following is the unaudited condensed parent company’s statements of cash flows:

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,685,000	$3,568,968
Adjustments to reconcile net income to cash provided by operating activities:
Equity income of subsidiaries	(3,702,468)	(3,568,968)
Changes in operating assets and liabilities:

Other payable	10,064	-
Repayment to related parties	1,200,000	-
Net cash provided by operating activities	1,192,596	-
CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(1,128,453)	-
Net cash used in financing activities	(1,128,453)	-

Increase in CASH	64,143	-

CASH at the beginning of the year	-	-

CASH at the end of the year	$64,143	$-

