Form 20-F
period 2023-12-31
CBL International Ltd
filed 2024-04-18
CIK 1914805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________to _________

Commission file number 001-41657

CBL INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Level 23-2 Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Teck Lim CHIA, Chief Executive Officer

Telephone: +60 3 2706 8280

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

25,000,000 ordinary shares were outstanding as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Banle BVI” are to Banle International Group Limited, a company incorporated in the BVI with limited liability on July 2, 2020, and our direct wholly-owned subsidiary;

●	“Banle China” are to Banle International (China) Limited, a company incorporated in Hong Kong with limited liability on March 31, 2021, and our indirect wholly-owned subsidiary;

●	“Banle Energy HK” are to Banle Energy International Limited, a company incorporated in Hong Kong with limited liability on August 18, 2015, and our indirect wholly-owned subsidiary;

●	“Banle Europe” are to Banle International (Europe) Limited, a company incorporated in Dublin of Ireland with limited liability on September 13, 2023, and our indirect wholly-owned subsidiary;

●	“Banle Ireland” are to Banle International (Ireland) Limited, a company incorporated in Dublin of Ireland with limited liability on October 27, 2023, and our subsidiary being 55% held by us indirectly;

●	“Banle Malaysia” are to Banle International (Malaysia) Sdn Bhd, a private company limited by shares duly incorporated in Malaysia on July 16, 2020, and our indirect wholly-owned subsidiary;

●	“Banle Marketing” are to Banle International Marketing Limited, a Labuan company limited by shares incorporated in the Federal Territory of Labuan, Malaysia on August 18, 2020, and our indirect wholly-owned subsidiary;

●	“CAGR” are to compound annual growth rate;

●	“CBL International” are to CBL International Limited, an exempted company incorporated with limited liability in the Cayman Islands on February 8, 2022;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Companies Act” are to Companies Act, Cap.22 (Act 3 of 1961, as combined and revised) of the Cayman Islands;

●	“FY2021” are to the financial year ended December 31, 2021;

●	“FY2022” are to the financial year ended December 31, 2022;

●	“FY2023” are to the financial year ended December 31, 2023

●	“HK$” are to Hong Kong Dollars, the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region;

●	“IPO” are to the Company’s initial public offering which was consummated on March 27, 2023;

●	“Majestic Energy” are to Majestic Energy (Shenzhen) Co. Limited, a company established in the PRC with limited liability on April 29, 2021, and our indirect wholly-owned subsidiary;

●	“Majestic Energy (Singapore)” are to Majestic Energy (Singapore) Pte Ltd, a company incorporated in Singapore with limited liability on January 11, 2022, and our indirect wholly-owned subsidiary;

●	“MOPS” are to Mean of Platts Singapore, the average set of Singapore-based oil product price assessments published by Platts and the benchmark price in Asia for most refined products;

●	“Operating Subsidiaries” are to Banle Marketing, Banle Energy HK, Majestic Energy (Singapore) and Banle Malaysia;

●	“Ordinary shares” are to our ordinary shares, $0.0001 par value per share;

●	“Reliance HK” are to Reliance (China) Limited, a company incorporated in Hong Kong with limited liability on April 1, 2012, and our indirect wholly-owned subsidiary;

●	“RM” is to Malaysian ringgit, the legal currency of Malaysia;

●	“$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” “our Group” and “our” are to, prior to the reorganization, Banle BVI and, after the reorganization, CBL International, in each case together with its consolidated subsidiaries as a consolidated entity, as the context requires.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering market in the Asia Pacific and Europe;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	laws, regulations, and policies relating to the bunkering industry in the Asia Pacific and Europe; and

●	general economic and business conditions.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2023 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

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

As an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry, we are generally required by our suppliers to settle the full payment of our orders with payment terms up to 30 days.

We constantly receive inquiries from customers for quotations and orders. However, due to our limited financial resources including but not limited to trade credit offered by suppliers, we can only accept orders which are commercially viable to us. In seeking trade credit from new suppliers or existing suppliers to maximize our capability for accepting orders, our suppliers will generally impose stringent internal control policies to select approved customers, including assessing background information, financial information, quantity of marine fuel to be purchased and taking references from credit reports. Therefore, we have to apply to suppliers to be their approved customers prior to the commencement of any business relationships. There is no assurance that our applications will be approved.

In general, the trade credit would be reviewed and assessed by suppliers from time to time. There is no assurance that our suppliers will maintain the trade credit and/or credit terms offered to us. In the event that our suppliers decide to reduce or terminate the trade credit and/or credit terms offered to us, our working capital would be insufficient thus our day-to-day operations would be adversely affected.

We are dependent on the orders from our top five customers during FY2022 and FY2023 and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2022 and FY2023, the revenue from our five largest customers accounted for approximately 73.6% and 70.0%, respectively, of our total revenue. Accordingly, we are heavily dependent on the relationships with our top five customers.

There is no assurance that our top five customers will continue to use our services or that the Group can successfully maintain the relationship with them in the future. In the event that the Group is unable to retain these customers or to successfully seek a replacement or the major customer substantially reduces its demand for our services, our business, results of operations and profitability would be adversely affected.

We are susceptible to fluctuations in marine fuel prices. Any significant increase in marine fuel price may adversely affect our working capital requirements and financial condition.

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

The fluctuations in marine fuel prices may affect our working capital requirements. Since our operation scale is limited by our working capital, for a given period of time, if the marine fuel prices increase, we could purchase less marine fuel from suppliers with the same level of financial resources available to us. We are therefore vulnerable to such changes. In the event that there is a significant increase in the price of marine fuel, we might require additional working capital in order to fulfil the same level of customers’ needs and our profitability may be adversely affected.

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

The Group does not enter into long-term agreements with our customers and we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers.

The Group does not normally enter into agreements with customers under a term of over six months. They are not obliged to continue to use our services at a level similar to that in the past or at all. The volume of their orders might vary significantly, and it is difficult for us to forecast future orders accurately. Our customers’ level of demand may fluctuate due to factors out of our control, such as changes in their business strategies, purchasing preferences and product trends. If any of our major customers terminates its business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, our business operations, financial performance and profitability would be adversely affected.

We are dependent on our top five suppliers for the supply of marine fuel during FY2022 and FY2023 and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2022 and FY2023, the amount of purchases from our five largest suppliers accounted for approximately 68.9% and 52.8%, respectively, of our total cost of revenue; and the purchases from our largest supplier accounted for approximately 30.7% and 15.7% of total cost of revenue, respectively. Accordingly, we are heavily dependent on the relationships with our five largest suppliers.

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

Our financial position and profitability are dependent to a large extent on the creditworthiness of our customers and their ability to settle the outstanding amount owed to our Group in accordance with the credit periods we have granted to them. During FY2022 and FY2023, the payment terms of our customers who are mainly international container liner operators, range from nil to 45 days. Meanwhile, the payment terms to our suppliers range from nil to 30 days.

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

Asia Pacific and Europe are both the key regions of marine fuel consumptions with respectively, a market share of approximately 39.4% and 21.0% of global marine fuel consumption volume in 2023 driven by their significant share in the global trade and frequent business activities.

Most of our revenue is from international container liner operators whose vessels sail on regular routes and schedules. In the event that the regular routes, such as the Intra-Asia route, Euro-Asia route and Trans-Pacific route are shortened or suspended permanently or temporarily or liner service schedules are less frequent which are beyond our control, the demand for marine fuel may significantly decrease and our business may be adversely affected. In the event that the regular routes are replaced by other ports which fall outside our supply network of 55+ ports in the Asia Pacific and Europe, that cover South Korea, China, Japan, Taiwan, Hong Kong, Philippines, Vietnam, Singapore, Malaysia, Thailand, Turkey and Belgium, the demand for marine fuel for refueling may significantly decrease and our business would be adversely affected.

Any failure to maintain the license to carry on our international commodity trading business in the Federal Territory of Labuan, Malaysia may adversely affect our business, operations and profitability.

Since December 28, 2020, we have been holding a license issued by Labuan Financial Services Authority to carry on our international commodity trading business under the Global Incentives for Trading Program for the supply of marine fuel. The license does not have an expiry date. It is automatically renewed once we pay the license fees to the authority. However, if we fail to comply with the requirements or meet certain criteria as stated in the conditional approval letter, Labuan Financial Services and Securities Act 2010, Labuan Business Activity Tax Act 1990 and any of the relevant rules and regulations, where applicable, such license may be suspended or revoked or not be automatically renewed. In such cases, our Malaysian subsidiary, Banle Marketing, may not be entitled to have tax incentives to lower its operational costs, and our business, operations and profitability may be adversely affected.

We may not be able to implement our business development strategies or expansion plans successfully.

The successful implementation of our Group’s business strategies including but not limited to the expansion into the bunkering market in Europe is subject to various uncertainties and contingencies, such as the growth of the market, availability of funds, competition and government policies. Factors such as the relationships with our customers and suppliers, the global economic conditions, the availability of sufficient working capital and cash flows, the threat of competitors and substitutes, new market entrants, an economic downturn or changes in market conditions or performance, may delay or impede the implementation of our Group’s business strategies. Any delay or failure to successfully implement our Group’s business strategies may result in the loss in sales and failure to meet profit projections, any of which may adversely affect our Group’s business, operating results and financial condition.

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

Alternative fuels, such as biofuel, liquefied natural gas (the “LNG”), liquefied petroleum gas (the “LPG”), methanol, ammonia, and hydrogen, are becoming more common in the shipping industry.

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

We provide marine fuel logistic services through various ports in the Asia Pacific and Europe, and we would be adversely affected by changes in regulations in the countries and regions where our suppliers and customers are registered. If the relevant governmental departments or organizations release new laws and regulations for the industries in their countries or regions where our suppliers and customers operate, various permits and/or licenses need to be granted and maintained upon their compliance with, amongst others, the applicable criteria set by the relevant governmental departments or organizations. Such criteria may include continued compliance with certain financial, technical and management requirements and the standards of compliance required thereto may change from time to time and we may be required to suspend our operations and may not be able to deliver vessel refueling services due to the inability of our suppliers and customers to obtain and maintain the relevant permits and/or licenses. There are circumstances which are out of our control and may affect our suppliers and customers’ ability to obtain and/or maintain such permits and/or licenses or lead to a suspension or demotion of such permits, licenses and/or qualifications.

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

The bunkering industry in the Asia Pacific and Europe is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services across the Asia Pacific and Europe. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators. The keen competition might result in a loss of market share which would have an adverse effect on our business, financial condition and results of operations.

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

Our networks and those of our third-party service providers may be vulnerable to cybersecurity risks.

Our network and those of our third-party service providers and our customers may be vulnerable to unauthorized access, computer attacks, viruses and other security problems. Persons who circumvent security measures could wrongfully access and obtain or use information on our network or cause service interruptions, delays or malfunctions in our devices, services or operations, any of which could harm our reputation, cause demand for our products and services to fall, and compromise our ability to pursue our business plans. Recently, there have been reported several significant, widespread security attacks and breaches that have compromised network integrity for many companies and governmental agencies, in some cases reportedly originating from outside the United States. In addition, there are reportedly private products available on the market today that may attempt to unlawfully intercept communications made using our network. We may be required to expend significant resources to respond to, contain, remediate, and protect against these attacks and threats, including compliance with applicable data breach and security laws and regulations, and to alleviate problems, including reputational harm and litigation, caused by these security incidents. Although we have implemented and intend to continue to implement security measures, these measures may prove to be inadequate. These security incidents could have a significant effect on our systems, devices and services, including system failures and delays that could limit network availability, which could harm our business and our reputation and result in substantial liability.

Risks Relating to Doing Business in the Jurisdictions We Operate

Economic, political, and other risks associated with operations in the countries in which we operate may adversely affect our business, financial condition and operations.

Since we provide a one-stop solution for vessel refueling in the Asia Pacific and Europe, our business is subject to risks associated with conducting business in the countries in which we operate. Our business, financial condition and results of operations would be adversely affected by a variety of factors, including:

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

During FY2022 and FY2023, part of our revenue was generated from arranging the delivery of marine fuel in ports located in the PRC. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal conditions in the PRC. The economy of the PRC is affected by, among others, government regulation, the level of development, growth rate and the allocation of resources. Any changes in the political, economic and social conditions of the PRC may affect our business.

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

Risks Relating to Doing Business in China

Our operations are based in Malaysia, Hong Kong and Singapore. Part of our operations are conducted by our Hong Kong operating subsidiary, namely Banle Energy HK. We do not conclude and book any transactions in China. All of our transactions for vessel refueling services were concluded in Hong Kong, Malaysia and Singapore and our revenue were booked under our subsidiaries established in Hong Kong, Malaysia or Singapore. Although we deliver our services through our suppliers mainly in China and Hong Kong, nearly all our customers are international container liner operators from outside of China and Hong Kong. We have a subsidiary that is established in China, namely Majestic Energy, which is currently dormant and does not have operations, and we do not intend to conduct any operation through Majestic Energy in the future. Although we have equity ownership of Banle Energy HK and Majestic Energy (which is dormant) and currently do not have or intend to have any operating subsidiary that is established in China, or any contractual arrangement to establish a variable interest entity structure with any entity in China, we may still be subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong in relation to business operations in China or Hong Kong, or regulatory oversight of overseas listing of companies with operations in China or Hong Kong.

We do not maintain any office in China and none of our directors and officers are based in China. However, a major part of our operations is based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, it is also uncertain in the future whether our operations in Hong Kong will be subject to the oversight of the Chinese authorities.

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

CBL (Asia) Limited, a company controlled by Teck Lim Chia, our director and Chief Executive Officer, and Straits Energy Resources Berhad, the two largest shareholders of our company, beneficially own approximately 52.7% and 32.3%, respectively, of our outstanding ordinary shares. In particular, we expect that CBL (Asia)’s significant ownership interest will allow it to continue to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the appointment of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our equity shares to decline or prevent such price from increasing or prevent our shareholders from realizing a premium over the market price for their equity shares. Moreover, in respect of the lock-up agreement for a period of 180 days from the closing of the IPO as entered into by CBL (Asia) and Straits Energy Resources Berhad in relation to their shareholding on us, the lock-up period has already ended on September 23, 2023. Our issued shares held by CBL (Asia) and Straits Energy Resources Berhad are classified as restricted shares according to SEC regulations. Accordingly, the equity shares held by you may be worth less than they would be if CBL (Asia) and/or Straits Energy Resources Berhad did not maintain voting control over us.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. For instance, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ordinary shares. In addition, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other service providers in the bunkering industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the bunkering industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	the expiration of the lock-up period on September 23, 2023 (Our issued shares held by CBL (Asia) and Straits Energy Resources Berhad are classified as restricted shares according to SEC regulations); and

●	sales or perceived potential sales of additional ordinary shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

Our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. The U.S. stock market has witnessed occasional instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with initial public offerings, especially among those with relatively smaller public floats, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Although the specific cause of such volatility may be unclear, our anticipated public float may amplify the impact of the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material if such investors purchase our ordinary shares prior to any price decline.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may provide from time-to-time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of our ordinary shares could decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our ordinary shares to decline.

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

The Cayman Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia and Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States: a majority of our directors and officers (including our Chairman and Chief Executive Officer, Mr. Teck Lim Chia, our directors Mr. Logeswaran Ramasamy and Dato’ Sri Kam Choy Ho, and three of our independent directors Ms. Karen Yee Lynn Cheah, Mr. Koon Liang Ong and Mr. Khai Fei Wong) are permanent residents of Malaysia; Mr. Ulf Lothar Naujeck, our independent director, is a permanent resident of Germany; and Mr. Raymond Sing Chung Chiu, our Chief Financial Officer, is a permanent resident of Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Malaysia or Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated on February 8, 2022 in the Cayman Islands under Cayman Islands law under the name “CBL International Limited”. Pursuant to a reorganization of our corporate structure in August 2022, CBL International Limited became the holding company of Banle BVI and its subsidiaries.

The history of our Group can be traced back to 2015 when Banle Energy HK was incorporated in Hong Kong. Mr. Teck Lim Chia, our founder, has over 16 years of experience in the oil and gas related industries and business management. Before founding our Group in 2015, he was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in fuel oil business from April 2006 to June 2008, with his last position as the general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and undertook the role of developing the company’s international business and network. From October 2011 to January 2017, Mr. Chia served as a director of an oil trading company. Mr. Chia has significant experience in overall operations, management and strategic planning in relation to the provision of vessel refueling services.

With the insight of our founder and the joint efforts of our management team, despite our relatively short history, our Group managed to expand our vessel refueling services in a rapid manner. Prior to the Group’s listing on Nasdaq on March 23, 2023, geographically, we focused mainly on the Asia Pacific where we were able to provide vessel refueling services in approximately 36+ ports in the region. Subsequent to the listing on Nasdaq, because of the availability of additional financial resources, the Group continued to obtain more new customers in the Asia Pacific and at the same time, proceeded on the expansion of our services to Europe by taking pro-active measures including, amongst the others, the establishment of two companies in Dublin of Ireland. By the end of FY2023, our supply network had been expanded to include approximately 55+ ports in the Asia Pacific and Europe covering South Korea, China, Japan, Taiwan, Hong Kong, Philippines, Vietnam, Singapore, Malaysia, Thailand, Turkey and Belgium.

As at the end of FY2023, our Group comprises our Company, Banle BVI, Banle China, Banle Energy HK, Banle Europe, Banle Ireland, Banle Malaysia, Banle Marketing, Majestic Energy, Majestic Energy (Singapore) and Reliance HK.

4.B. Business Overview

Brief introduction

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel, including both fossil fuel and alternative fuel, from our suppliers and arranging for the marine fuel to be delivered by the suppliers to our customers.

Customer Focus

All along, world renowned container liner operators have been identified as our major customers. Container liner operators have a property of providing liner services on a schedule with fixed port rotation and fixed frequency, which, like bus operation, goes on fixed routes and calls at fixed stops. So long as we can provide vessel refueling services in as many ports as possible, we are able to provide more and more options to the liner operators to fulfill their day-to-day vessel refueling needs. Based on this belief, the continual expansion of our supply network naturally becomes our business development strategy. In recent years, other than the container liner operators, we have started to expand our customer base by exploring more opportunities with the bulk carriers and oil/gas tankers, which, unlike container liners, usually run on port-to-port basis. Depending on market demand, bulk carriers and oil/gas tankers are contracted to sail from any one port to another. In this regard, their operation is similar to that of chartered vehicles, in which their routes and schedules vary according to customers’ orders. We strongly trust that our expanded service network that covers 55+ ports in the Asia Pacific and Europe would play a pro-active role in promoting our vessel refueling services to both the liner operators and the bulk carriers and oil/gas tankers operators notwithstanding the differences between their nature of business. We shall continue to strengthen ourselves persistently by expanding our service network to cover more ports and providing more value-added services to cater for our customers’ vessel refueling demands.

Since our commencement of business in 2015, the services that we provide to customers involve (i) making vessel refueling options available at ports designated by our customers; (ii) arranging vessel refueling activities at competitive prices ; (iii) coordinating vessel refueling to meet customers’ schedule; (iv) providing trade credit to our customers; (v) arranging local physical delivery of marine fuel; (vi) handling unforeseeable circumstances and providing contingency solutions in a timely manner; (vii) fulfilling special requests from customers in relation to vessel refueling; and (viii) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Market Focus

In respect of market focus, we have been concentrating on the Asia Pacific region for years. But soon after our listing of the group on Nasdaq in March 2023, we started to go for expansion of our supply network to cover also major ports in Europe. Our existing customers who are mainly running on Euro-Asia route and Intra-Asia route would definitely need vessel refueling in the major ports in the Asia Pacific region that they call at for loading and unloading of containers/cargoes. For the same reason, when our supply network is expanded to cover European ports, our existing customers’ needs of vessel refueling can also be fulfilled when they arrive at Europe and get ready to return to Asia. As a matter of fact, among our extensive supply network of 55+ ports, 9 are within the top 10 container ports in 2023 in terms of throughput volume globally. We strongly believe that such an extensive network would not only help to expand our services to existing customers, but also promote our services to new customers who may have the need of vessel refueling in the Asia Pacific and Europe. Given the fact that Asia Pacific and Europe, respectively, accounted for approximately 39.4% and 21.0% of global marine fuel consumption volume in 2023, our continuously expanding network will enable us to capture ample business opportunities in these regions.

Product Focus

Marine fuel has all along been the product we sell to our customers while handling vessel refueling. Marine fuel’s specifications would be required to change from time to time in accordance with the stipulation of certain authorities/organizations mainly in response to environmental protection needs.

Citing an example, regarding the 2020 Global Sulphur Limit issue, different from many other players in the market, we strongly believed International Maritime Organization (IMO) would implement the regulation on schedule. We changed our trading products at the end of 2018, focused on handling the new product, Very Low Sulphur Fuel Oil (“VLSFO”) throughout 2019, and finally, at the beginning of 2020, smoothly integrated with the newly regulated market.

For the purpose of reducing GHG emissions from ships, IMO adopted an initial strategy in 2018, which was then revised in 2023 with strengthened ambitions. As such, while fuel oil remained our primary product in 2023, we put a lot of effort in the exploration of alternative fuels such as liquefied natural gas, biofuel, methanol, hydrogen and ammonia which can be used alone or either in combination with conventional fuel oil to achieve decarbonization of shipping transportation and the enhancement of environmental protection. We have to pay special attention to any prospective change in our product’s quality in order to maintain our competitiveness in the market.

Price Fixing Criteria

Endeavoring to ensure a positive gross profit, we basically price our services on a “cost plus” basis, i.e., we are able to obtain a premium, being the difference between the selling price per metric ton of marine fuel sold to our customers and the purchase cost from our suppliers. Therefore, a profit margin would be ensured, and our management focus should then be put mainly on the increase of sales volume. However, our operation is limited by the working capital available to us for a given period of time. If the marine fuel prices increase substantially, we could purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. Since revenue is the denominator in calculating the gross profit margin, when marine fuel price increases, our gross profit margin inherently decreases notwithstanding our “cost plus” pricing policy which only ensures a monetary amount (i.e., the premium). Given the nature of our business, our gross profit margin will be inevitably affected by the fluctuation of marine fuel price, and hence gross profit margin is generally not a key indicator for evaluation of our profitability.

Market interruption

In year 2022 and 2023, while the global economy continued to gradually recover from the pandemic of COVID-19, the most significant incidents that affected global economy, the shipping industry, oil price movement and the bunkering industry were the War on Gaza and the Russia Ukraine Crisis. For more information about the impact of these two incidents, please refer to 5.A – Operating Results – Macroeconomic Environment. As a matter of fact, these two incidents have not brought any material impact to our business activities.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the years ended December 31,
	2023	2022	2021
China	$242,702,178	$252,628,159	$165,187,146
Hong Kong	137,206,005	171,143,686	147,960,792
Malaysia	46,725,038	26,490,822	4,989,527
Singapore	7,238,512	4,865,956	4,490,682
South Korea	1,373,340	4,355,855	-
Others	652,647	3,421,779	3,912,565
Total:	$435,897,720	$462,906,257	$326,540,712

For the year ended December 31, 2023, Others includes Europe, Japan, Vietnam and Thailand.

Competition in the bunkering industry

The marine fuel supply and bunkering industry is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators. If our competitors, for the purpose of increasing their market share, undercut marine fuel prices, customers may choose to procure vessel refueling services with them in this regard. The followings are the key factors relevant to the competition in the bunkering industry:

●	established relationships with stakeholders: in light of the voyage characteristics of vessels traveling across multiple ports, bunkering facilitators are required to establish their regional presence by engaging actively with multiple suppliers to cater to the dynamic ordering requirements from vessels;

●	professionalism and technical know-how: bunkering facilitators with capability to offer value-added solutions in relation to vessel refueling including but not limited to the foresightedness on marine fuel development trends, the ability to ensure timely delivery of marine fuel and the strong commitment to meet with international and local bunkering standards are highly preferred by customers; and

●	capital requirement: substantial working capital is often required for bunkering facilitators to source marine fuel from suppliers.

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

We provide our services, including the arrangement with our suppliers to perform actual delivery of marine fuel through our extensive supply network, which have been the top 20 container ports over the years in terms of throughput volume globally. Since international container liner operators whose vessels are sailing on regular routes and schedules, we can better serve them by arranging different ports for refueling along their voyages. That means our customers have the options to optimize their refueling costs by arranging different ports for refueling without altering their schedules and routes. As for the bulk carriers and oil/gas tankers which operate on a port-to-port basis and sail on chartered routes, we are also able to satisfy their refueling needs in any ports within our extensive network. We are playing a role of bridging marine fuel buyers with suppliers by coordinating and consolidating bunkering services at designated ports and formulating cost-effective packages for our customers. We have been able to provide timely bunkering delivery arrangements to our customers and meet compliance with relevant international standards, such as ISO 8217. We intend to continue to capture additional business opportunities by expanding and strengthening our supply network.

In respect of our expansion into Europe, as our existing customers are mainly the world’s top liners operators, we have the competitive advantage to promote our services extended from Asia Pacific to Europe for their vessels running mainly on the Euro-Asia route. At the same time, leveraging on our extensive supply network in Asia Pacific, we are also striving to develop business opportunities with new European customers.

Economies of scale

We take the role as a demand aggregator of our customers’ requirements. This enables us to obtain favorable terms to purchase marine fuel under a bulk purchase arrangement with suppliers at favorable terms instead of our customers transacting with a large number of suppliers on an individual transaction basis.

Strong presence in major ports in the Asia Pacific and emerging presence in Europe

As at the end of 2023, we have already established an extensive supply network that covers 55+ ports in the Asia Pacific and Europe. Out of these 55+ ports, 9 ports are within the top 10 container ports (in terms of throughput volume globally) where the world’s top liners operators frequently visit to have loading and unloading of containers as well as vessel refueling. Although the bunkering industry is fragmented, our Group is considered one of the few leading bunkering facilitators in some of the Asia Pacific regions, such as the Hong Kong and the PRC. We have also started to establish presence in the European market since 2023.

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

Sustainable growth with minimal fixed asset investment

We focus on investing in the expansion of our supply network instead of in fixed assets, such as bunker barges in each of the ports we provide vessel refueling services. According to relevant government policies and regulations, most of our suppliers can only provide vessel refueling at their respective ports. We operate using a model which enables us to react swiftly to changing demand patterns among the ports in the Asia Pacific and Europe. If the demand for vessel refueling at any particular port changes, we can quickly adjust our services by providing our services at ports nearby within our supply network. Our business model minimizes our need to invest in fixed assets as we rely upon our extensive industry knowledge and established third-party relationships to arrange for the physical delivery of marine fuel to our customers.

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

ESG and Sustainability

Environmental, Social and Governance (ESG)

International Maritime Organization (IMO) is the United Nations specialized agency responsible for safe, secure and efficient shipping and the prevention of pollution from ships.

Maritime transport has been estimated to have made around 2.9% of global GHG (Green House Gases) emissions in 2018. To address this issue and for the purpose of reducing GHG emissions from ships, IMO adopted an initial strategy in 2018, which was then revised in 2023 with strengthened ambitions comprising:

(a)	A reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008
(b)	Uptake of zero or near-zero GHG emission technologies, fuels and/or energy sources to represent at least 5%, striving for 10% of the energy use by 2030.
(c)	GHG emissions from international shipping to reach net zero by or around, i.e. close to, 2050.

To ensure that shipping reaches the revised ambitions, the IMO has decided to implement a basket of measures consisting of two parts:

(a)	A technical element which will be a goal-based marine fuel standard regulating the phased reduction of marine fuel GHG intensity.
(b)	An economic element which will be some form of a maritime GHG emissions pricing mechanism, potentially linked directly to the GHG intensity mechanism.

The development of the measures will continue at the IMO, and will, according to the agreed timeline, be adopted in 2025 and enter into force around mid-2027.

Being a bunkering facilitator, we always attach special attention to all the requirements imposed by IMO, in particular, those issues related to environmental protection, climate change and sustainability.

(a)	We are committed to contribute to fulfilling the GHG emissions reduction targets adopted by IMO and have implemented our in-house GHG management. An ESG committee has been established to formulate energy management policies and review measures integration in our operations.
(b)	In early 2023, we have started to study the role biofuels can play in reducing the GHG emission. Biofuels are being promoted as one of the low-carbon alternatives to the existing fossil oils as they could help to reduce GHG emissions and the related climate change impact from the shipping industry.
(c)	We have obtained International Sustainability and Carbon Certification (ISCC EU and ISCC Plus certificates) certifying that we comply with all the requirements and are allowed to trade biofuel within the supply chain.
(d)	In July 2023, we successfully completed our very first B24 biofuel bunkering operation in Hong Kong. Immediately thereafter, we also completed the first B24 biofuel cargo export in Guangzhou, China.
(e)	The biofuel supplied was blended out from marine fuel oil and 24% second-generation, waste-based, and ISCC certified UCOME (Used Cooking Oil Methyl Ester). The B24 biofuel blend, as indicated by a study, is projected to reduce approximately 20% of GHG emissions when compared with conventional fuel oil.

Apart from issues related to environmental protection, we understand that corporate responsibility is something we must work towards to create a meaningful impact on both our employees and the society we serve. We have fostered an inclusive workplace where diversity is embraced and celebrated. Our commitment to inclusivity goes beyond our walls and respective affiliates, and we are well aware of our duty to contribute to the betterment of society as a whole. In this respect, we held the following activities up to the date of this report:

(a)	Participate in a School-Enterprise Cooperation Program in Shenzhen of PRC through which we offer positions to participants and provide them with valuable opportunities to gain practical experience that would contribute to their career development.
(b)	Participate in the Box of Hope Project through which we strive to bring joy to children who face challenging circumstances, especially during a time when they may not typically receive gifts.
(c)	Support the “Neighborhood First Reunion Lunch” led by young volunteers of the Hong Kong Federation of Youth Group through which elderly individuals are provided with goodies bags consisting of supermarket cash voucher and a pack of noodles symbolizing long life and prosperity.

Compliance and Risk Management

It is to our best knowledge that our counterparties are essential in risk management for the compliance with global regulatory requirements. We ensure that our chartered barges and the vessels to be refueled do not fall into any sanction list by accessing the transactional and analytical data with the Lloyds’ list, which consists of regulations imposed by the international committee.

Money laundering is one of the major financial crimes and we exercise utmost care to ensure no money laundering activity has taken place during our business. Furthermore, with the increasing enforcement risk in anti-corruption, we pay careful attention to the evolutions and response to the changes proactively.

Internal Control

To ensure the integrity of our information, we have extensive internal control policies and procedures in place to safeguard information assets, such as the management of confidential information. To maintain our operations in any case of unforeseen circumstances, we have our business continuity plan in place to reduce impacts and minimize service disruption. Furthermore, we comply with all aspects concerning quality management, supplier management, legal compliance, occupational safety and so forth. We are evaluated by an independent internal auditor on the sufficiency and implementation of the company’s policy and procedures while monitoring the policies implementation and making suggestions on improvements.

Credit Risk

Our credit underwriting and monitoring are comprehensive, and we have our formal credit committee to assess, approve, review and renew open credits for sales to all customers. This allows us to have sound mechanisms in place in order to prevent problems in the future. We provide open credits subject to the acceptability of the creditability of our customers. We may also require credit insurance to cover the risks of customers if our credit committee deems necessary.

Regulations

We are not aware of any significant rules and regulations that would affect our business activities in Malaysia, Hong Kong and in particular PRC where we only have a subsidiary incorporated therein without any transaction undertaken by the office. Nonetheless, we would like to highlight for reference the following rules and regulations which may be related to our business activities.

1.

THE LAWS AND REGULATIONS OF MALAYSIA

Please refer to Exhibit 99 for more detail of the following laws and regulations:
Occupational Safety and Health Act 1994
Industrial Relations Act 1967
Employment Act 1955
Employment (Restriction) Act 1968
Employees Provident Fund Act 1991
Employees’ Social Security Act 1969
Employment Insurance System Act 2017
Minimum Wages Order 2022
Income Tax Act 1967
Labuan Business Activity Tax Act 1990
Service Tax Act 2018

2.	THE LAWS AND REGULATIONS OF HONG KONG

Please refer to Exhibit 99 for more detail of the following laws and regulations

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

3.	THE LAWS AND REGULATIONS OF THE PRC

Please refer to Exhibit 99 for more detail of the following laws and regulations Related to Foreign Investment Enterprise Income Tax Value-added Tax Information Security and Data Privacy

4.C. Organizational Structure

The following diagram illustrates our corporate structure as at April 18, 2024.

CBL (Asia) Limited
(Hong Kong) (1)
Straits Energy Resources Berhad
(Malaysia) (2)
Public
52.7%
32.3%
15.0%
CBL International Limited
(Group holding company in Cayman)
(NASDAQ Ticker: BANL)
100%
Banle International Group Limited
(holding company of operations in BVI)
100%
Banle International Marketing Limited
(incorporated in Labuan)
100%
Banle International (Malaysia) Sdn.Bhd.
(incorporated in Malaysia)
100%
Banle International (China) Limited
(incorporated in Hong Kong)
100%
Banle Energy International Limited
(incorporated in Hong Kong)
100%
Banle International (Europe) Limited
(incorporated in Dublin)
100%
Majestic Energy (Singapore) Pte. Limited.
(incorporated in Singapore)
100%
Majestic Energy (Shenzhen) Co. Ltd.
(incorporated in Shenzhen)
100%
Reliance (China) Ltd.
(company in Hong Kong holding vehicle & cross border license
55%
Banle International (Ireland) Limited
(incorporated in Dublin)

(1)	CBL (Asia) Limited is a limited liability company incorporated in Hong Kong which is owned as to 51% by Mr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Ms. Xiaoling Lu and 5% by Mr. Yuan He.

(2)	Straits Energy Resources Berhad, or Straits, is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080).

4.D. Property, plants and equipment

We do not own any property and we rent the following leased properties from independent third parties for our operations:

Property Address	Use of the property	Term
Rm 3602-03A, 36/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong	Office	October 7, 2022 to October 6, 2025
Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia	Office	August 1, 2023 to July 31, 2026 (3 years renewal term)
Room No. 4, No. 1–23A, First Floor, Paragon, Jalan Mustapha, 87000, Labuan, Malaysia	Office	February 1, 2024 to June 30, 2024 with automatic renewal until we give notice to end the lease term.

Pembroke House, 28-32 Pembroke Street Upper, Dublin, D02 EK84, Republic of Ireland.	Office	January 1, 2024 to December 31, 2024

7 Temasek Boulevard, #08-07 Suntec Tower One, Singapore 038987	Office	February 15, 2024 to February 14, 2026

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A. Operating Results

Business Overview

We are a bunkering facilitator targeting container liner operators as our major customers since our inauguration in 2015. In recent years, capitalizing on our continually expanding supply network, we started to promote bunkering services also to bulk carriers and oil/gas tankers which, unlike container liners that operate in multiple ports on fixed and regular routes, run on voyages with irregular port-to-port calls based on charterers’ nominations. For detailed information regarding our business, see “Item 4. Information on the Company – B. Business Overview”.

FY2023 marks a significant year for CBL International. In March 2023, we raised gross proceeds of $15 million from an IPO offering. With the additional financial resources from the IPO, we not only successfully expanded our service network to Europe, but also gained new businesses with existing customers and acquired new customers. These accomplishments led to remarkable growth in our sales volume in FY2023. On the environmental protection side, we were approved for biofuel trading activities and launched the first biofuel supply after years of proactively exploring alternative fuel options.

Service network expansion

Our supply network expanded substantially over the past year, from 36 ports covering the Asia Pacific as of the end of FY2022 to 55+ ports covering both the Asia Pacific and Europe as at the end of FY2023. We are now able to provide bunkering services at 9 out of the world’s top 10 container ports by throughput volume.

Our expansion into Europe in FY2023 showcased the importance of an extensive service network in capturing bunkering businesses, whether customers are running on fixed and regular routes, or sailing on irregular voyages at ports mandated by charterers. With an established presence in Europe, we extended our bunkering services from the Asia Pacific to Europe for our existing customers who needed to traverse between the two regions. At the same time, we acquired new European customers who needed bunkering services at ports in the Asia Pacific. In the near future, further expanding into the European market is our priority. Two subsidiaries have already been incorporated in Dublin of Ireland serving as the headquarter and operating arm of our European business.

As an example of the new businesses we acquired with our expanded service network, in the first quarter of 2024, with the joint effort of our colleagues in Asia and Europe, we successfully arranged bunkering services to support the inaugural journey of a major electric vehicles manufacturer’s first car carrier at a port in China, followed by another bunkering servicing for the same car carrier in Antwerp of Belgium.

Increase in sales volume

Our sales volume in FY2023 surged by 18% year-on-year, despite a tepid global economy and a slight decline in global container port throughput, as we efficiently utilized the additional funding from the IPO to increase sales from existing customers as well as expand customer base through an enlarged service network. Notwithstanding the 20% drop in average oil prices during FY2023, our revenue only registered a drop of 6% year-on-year to $436 million, thanks to the surge in sales volume which partially offset the negative impact from oil price movement.

With the IPO funding, we were able to penetrate deeper into the bunkering market by acquiring new customers and businesses in FY2023. The expansion of customer mix post-IPO means that our revenue stream as well as customer margin profiles had become more diversified. The move to penetrate new customers and expand business opportunities have inevitably affected our gross profit in FY2023, which declined 21% year-on-year to $7 million, due to a lower gross profit per metric ton as a result of a more diversified customer base, again partially offset by the increased sales volume. We will endeavour to maximize volume growth to balance the impact from the change in customer mix as we further expand our service network in the future.

We incurred an increase of $1.2 million in operating expenses in FY2023 primarily from our listing, business expansion and efforts in exploring and conducting biofuel operation. The listing-related expenses, amounting to approximately $0.6 million, were required to maintain our listing status. There were no listing-related expenses in FY2022. As for the expenses related to business expansion and biofuel operation, we regard them as vital investments to our long-term sustainable growth.

Biofuel supply

Our foresight in introducing fuel options with lower environmental impact to our customers dates back to 2019 when we went ahead of the “IMO 2020” regulation and became one of the first movers who promoted and supplied very low sulphur fuel oil (VLSFO) to our clients. In 2023, we again have taken the initiative in introducing B24 biofuel bunkering to our customers, paving the way for them to adopt green marine fuel to fulfil the GHG emission reduction targets adopted by IMO.

The biofuel we promote to the ship operators is blended out from marine fuel oil and waste-based, ISCC certified UCOME (Used Cooking Oil Methyl Ester). The B24 biofuel blend, as indicated by a study, is projected to reduce approximately 20% of GHG emissions when compared with fossil fuel oil. Most importantly, the adoption of biofuel does not require any changes to the vessels’ storage tanks, pipelines, and/or alteration of the vessels’ combustion and engine system. The adoption only involves simple shifting from conventional fuel oil to biofuel without any additional investments, and as such biofuel is an option of green fuel anticipated to be well accepted by the ship owners.

Supplying biofuel requires certifications and endorsements from relevant governing authorities. In this respect, we have obtained ISCC EU and ISCC Plus certificates certifying that we are fully compliant with all the requirements and are allowed to trade biofuel within the supply chain. We successfully completed our very first B24 biofuel bunkering operation in Hong Kong in July 2023 and immediately thereafter, completed the first B24 biofuel cargo export in Guangzhou, China. In the first quarter of 2024, we supported a globally renowned food and agriculture supply chain management company in their inaugural B24 biofuel bunkering supply in China.

Macroeconomic Environment

War on Gaza

Since October 2023, the ongoing conflict in Gaza has sent ripples through the global economy, primarily felt in the domain of energy prices. The Middle East, as the leading hub for oil and natural gas production, plays a critical role in shaping global energy markets. The strife has not expanded to encompass key oil-producing nations such as Saudi Arabia, and there has not been a significant immediate surge in oil prices, the persistence of hostilities in Gaza may exert upward pressure on global oil prices, which is expected to fuel inflationary trend worldwide. As of the latest practicable dates, the oil price index specific to Middle East Region namely Dubai Crude oil, has declined during September 2023 to February 2024, indicating the impact of the crisis to oil market is relatively modest, according to IMF.

The tense geopolitical climate in the region carries repercussions for trade in Palestine and Israel. Beyond the direct impact on the imports and exports of the nations involved, which results in job losses and potential economic stagnation or contraction in these two countries, the broader implications for multilateral trade are concerning. The conflict threatens to disrupt critical maritime, routes, notably those in the eastern Mediterranean and the Suez Canal where trade arteries are essential for connecting Asia and Europe; disruptions stemming from the conflict would lead to increased shipping industry costs due to rerouted trade lanes, recalibrated trade strategies, elevated transportation and insurance premiums, and additional compliance expenses. In particular, the daily transit calls through Suez Canal has dropped from 24 tanker ships and 49 cargo ships on beginning of September in 2023 to 15 tanker ships and 30 cargo ships in mid-January in 2024, which is also attributable to the Houthis attack of the red sea merchant ship subsequent to the influence of the Gaza conflict.

According to latest report by the IMF published early 2024, projected growth of GDP in the Middle East and North Africa (“MENA”) region in 2023 is expected to be 2.9% only compared to 6.0% in 2022, considering the conflict in Gaza and Israel, as well as in Sudan. Net equity and debt portfolio flow were also on a downward trend in MENA in late 2023. Going forward and in early 2024, despite showing signs of abatement, it is critical to closely observe the unfolding events as both the direct and indirect effects of the Gaza conflict on the global economic landscape will hinge on the duration, intensity, and international response to the conflict.

The Russia Ukraine Crisis

The on-going conflict between Russia and Ukraine escalated in February 2022 has prompted a wave of international sanctions targeting Russian commerce encompassing restrictions on business operations, financial transactions, banking, and international trade. Furthermore, due to severe disruptions in transportation and logistics in the region and neighborhood countries around Ukraine and Russia, both countries’ import, and export has been largely impacted.

(1)	Impact on trading sector

●	It exerted pronounced influence on seaborne trade, particularly within the dry bulk and tanker segments. The geopolitical upheaval has precipitated a shift in maritime logistics, extending the distances covered by cargo vessels, and subsequently augmenting the ton-mile demand for key commodities, notably oil and grain. Despite these disruptions, the global trading system showcased its robustness as alternative suppliers promptly stepped in to bridge the supply gap created by the diminished outputs from Ukraine and Russia.

●	Global trade volumes of oil and gas have charted encouraging growth trajectories, registering increases of 6% and 4.6% respectively in 2022. European countries sought to diversify their gas supplies in response to reduced imports from the Russian Federation, increasing their reliance on alternative sources from Algeria, Norway, Qatar, and the United States.

●	The overall landscape of world merchandise exports in 2022 recorded remarkable surge of 11.4%. Developed economies largely contributed to this upward trend, though a notable exception was Ukraine, which experienced a substantial year-on-year export decline of 34.8%. The capacity of import-reliant nations to swiftly realign their supply chains away from the conflict zones underpins the positive trade outcomes observed during a period of considerable geopolitical tension.

●	In 2023, while the impact of the war has been largely diminished, the world merchandise exports in 2023 has declined by approximately 4.1%, attributable to multiple factors such as high borrowing costs weigh on economies due to interest hikes, US-China tensions redirect supply chains and more policies restricting cross-border commerce emerge.

(2)	Impact on bunkering sector

●	VLSFO (Max 0.5% sulfur fuel, also known as IMO2020 grade bunkers) has increased from US$692.5 per tonne in January 2022 to US$1,118.0 per tonne in June 2022, representing a compound monthly growth rate of approximately 8.3%. Subsequent to the initial disruption, VLSFO has hovered around US$620.0 per tonne to US$749 per tonne during the full year of 2023 to March 2024, with an average price of US$685.5 per tonne during the same period, indicating a relative stabilization in prices and suggesting that the initial shock of the crisis has been absorbed. Despite ongoing geopolitical events, such as the Ukrainian counteroffensive and other significant developments, the price has shown resilience, as the diversification of VLSFO supply chains has reduced the dependency on the two countries. Looking ahead, the balance and pricing of VLSFO will continue to be shaped by a broad spectrum of factors. These include evolving global market conditions, regulatory changes, and the operational status of key refineries, particularly in the Middle East. While some refineries in the region are experiencing technical challenges and fluctuations in output, the diversified nature of the VLSFO supply chain contributes to a more stabilized market, capable of adjusting to and compensating for such disruptions. Overall, the price of VLSFO increased from approximately US$630 per tonne in January 2024 to US$670 per tonne in April 2024, with a stable growing trajectory.

(3)	Impact on energy and crude oil sector

●	The conflict between Russia and Ukraine has exerted pronounced pressure on global crude oil markets, particularly evidenced by the fluctuations in Europe’s Brent spot price. Commencing in January 2022, when the Brent spot price was at US$86.5 per barrel, the anticipation and outbreak of the war contributed to a steep incline in prices, peaking at US$122.7 per barrel by June 2022, reflecting the war’s immediate shock to the global energy supply chain, given Russia’s pivotal role as a key oil producer. According to a Event Analysis Method with Multiresolution Causality Testing based research (EMC research), the conflict is responsible for up to 73.62% of the price fluctuations in Brent crude during 2022. The prices eventually receded to US75.5 by May 2023, suggesting a market adjustment or the emergence of other stabilizing factors, possibly including alternative supply sources or decreased demand. However, by September 2023, the Brent spot price experienced a rebound to US$93.7 per barrel, indicating that the crude oil market remains susceptible to underlying tensions and the ongoing ramifications of the conflict.

●	In March 2024, attributed to heightened geopolitical tensions following Ukrainian counter offense on Russian oil refineries, the Brent rises again. As of the latest practicable date, the ongoing conflict between Russia and Ukraine continues to inject volatility into the crude oil market, with recent escalations further unsetting the supply and price stability. Despite brief periods of price stabilization, the lack of a clear resolution to the tensions keeps the outlook for crude oil prices uncertain. The global energy sector thus remains watchful, anticipating potential disruptions and the consequent economic implications as the situation evolves.

Post-COVID-19 World Economy recovery

●	In 2023 and 2024, the global economy continues to gradually recover from the pandemic. According to the OECD, the global GDP has grown at approximately 2.9% in 2023 and is projected to grow at 2.7% in 2024 and 3.0% in 2025, with India, Indonesia, China, Saudi Arabia and Turkey being the countries recording greatest growth in both years.

●	While the COVID-19 pandemic severely impacted international supply chains and logistics networks, the challenges have also spurred an uptick in inventive approaches within the sector, accompanied by a surge in funding for digital, paperless technologies, Advances in customs procedures, port improvements, streamlined trade processes, and the adoption of electronic trading documentation are poised to expedite operations, decrease expenses, and minimize holdups. These developments are expected to enhance efficiency, cut down on waste, and yield improved outcomes for nations and the environment.

●	The shipping sector emerged as one of the primary beneficiaries in the wake of COVID-19. Global container port throughput witnessed an annual growth of 7.2% in 2021 and a slight uptick of 0.4% in 2022. In 2023, there was a small year-on-year decline of 0.7%, signaling a mild rebalancing after the exceptionally high demand of the previous years. The Liner Shipping Connectivity Index in regions such as Asia, Latin America, the Caribbean, and Oceania soared to unprecedented levels in 2023, indicating a full restoration of shipping connections and operations. Moreover, as supply chain disruptions have largely been resolved, freight rates, including those measured by the Shanghai Containerized Freight Index and the Baltic Dry Index, along with the average waiting times for container ships at ports, have returned to levels seen before the pandemic. In specific sectors and countries, China’s post-COVID-19 reopening and heightened industrial activity significantly boosted the demand for commodities like iron ore and coal. Brazil experienced a marked increase in soybean exports, attributed to favorable weather and the onset of the export season. Furthermore, the renewal of the Black Sea Grain Initiative in March 2023 played a pivotal role in advancing grain trade.

Results of Operations

The following provides a summary of our consolidated results of operations for the periods indicated:

	For the Year Ended December 31,
	2023	2022
Revenue	$435,897,718	$462,906,257
Cost of revenue	428,686,593	453,781,238
Gross profit	7,211,125	9,125,019
Operating expenses
Selling and distribution	1,242,157	1,212,108
General and administrative	4,307,141	3,152,568
Total operating expenses	5,549,298	4,364,676
Income from operations	1,661,827	4,760,343
Other (income) expense:
Interest expense and other financing costs, net	231,633	259,993
Other income (expense), net	(1,061)	882
Total non-operating income (expense), net	230,572	260,875
Income (loss) before income taxes	1,431,255	4,499,468
Provision for income taxes	298,605	814,468
Net income (loss) including noncontrolling interest	1,132,650	3,685,000

Basic and diluted earnings per ordinary share*	$0.045	$0.171

Revenue. Notwithstanding an increase of sales volume by approximately 18%, our consolidated revenue declined by approximately 6% from approximately US$462,906,000 for the year ended December 31, 2022 to approximately US$435,898,000 for the year ended December 31, 2023. Such reduction of revenue was mainly attributable to the decrease in the marine fuel price but partially offset by the substantial growth of sales volume of marine fuel sold. The increase in our sales volume was mainly driven by our successful expansion of our supply network with number of ports covered increased from 36 for the year ended December 31, 2022 to 55+ for the year ended December 31, 2023, expansion of customer base from container liner operators to include bulk carriers/oil and gas tankers as well, and the availability of sufficient financial resources for purchase of marine fuel as generated from the IPO in March 2023.

Gross profit. Our consolidated gross profit for the year ended December 31, 2023, was approximately $7,211,000, a reduction of approximately $1,914,000 or approximately 21%, compared to the year ended December 31, 2022. During this period when the performance of the shipping and bunkering industry was not particularly outstanding, we still insisted in securing more market share and double digits growth in terms of volume while scarifying some margin. We strongly believed our expanded market share shall bring handsome reward to us once the market situation turns favorable.

Operating Expenses. Consolidated total operating expenses for the year ended December 31, 2023, were approximately $5,549,000 an increase of approximately $1,185,000, or 27%, compared to that of approximately $4,365,000 for the year ended December 31, 2022. The selling and distribution expenses which was one part of the operating expenses was in fact stably maintained at the level of approximately $1.24 million as compared with that of $1.21 million for the year ended December 31, 2022. The general and administrative expenses which is another part of the operating expenses however showed very substantial changes. It increased by approximately $1,155,000 or approximately 37% as compared with that for the year ended December 31, 2022. The substantial increase of the general administrative expenses was mainly attributable to additional costs incurred to acquire and maintain the group’s listing status on Nasdaq which comprises one-off expenses related to listing the group on Nasdaq, additional recurring expenses related to maintaining the listing status, and additional recurring expenses for business expansion and biofuel operation.

Non-Operating Income, net. For the year ended December 31, 2023, we incurred net non-operating expenses of approximately $231,000, compared to net non-operating expense of $261,000 for the year ended December 31, 2022. The decrease of expenses of approximately $30,000 was mainly the combined results of (a) the non-occurrence of any write off of property, plant and equipment for the year end ended December 31, 2023 as compared with a written off amount of approximately $48,000 for the year ended December 31, 2022; (b) reduction of interest expenses of approximately $28,000 given that less account receivables had been sold to the financing bank under the account receivable purchase facilities; and (c) substantial reduction of currency exchange gain to only about $1,700 for the year ended December 31, 2023 from approximately $46,000 for the year ended December 31, 2022.

Income Taxes. For the year ended December 31, 2023, our income tax provision was approximately $299,000 and our effective income tax rate was 16.5%, as compared to an income tax provision of approximately $814,000 for the year ended December 31, 2022. The decrease of approximately $515,000 was primarily attributable to the reduction of income before taxes from approximately $4,499,000 for the year ended December 31, 2022 to approximately $1,431,000 for the year ended December 31, 2023, a decrease of approximately 68%, which was similar to the magnitude of the tax provision reduction.

Net income. Net income decreased by approximately $2,552,000 or approximately 69% from approximately $3,685,000 for the year ended December 31, 2022, to approximately $1,133,000 for the year ended December 31, 2023. The decrease was attributable to (a) gross profit reduction as resulted from adopting the strategy of expanding sales volume while enduring a narrowing profit margin, (b) the increase of general and administrative expenses which was mainly attributable to the additional costs incurred in acquiring and maintaining the listing status of the group on Nasdaq, but (c) a substantial saving in the reduced tax provisions.

Future Uses of Liquidity

Cash is primarily used to fund working capital to support our operations.

As of December 31, 2023, our contractual obligations were as follows (in thousands):

	Current	Long-Term	Total
Operating lease obligations	$177.8	$197.4	$375.2
Derivatives obligations	-	-	-
Total	$177.8	$197.4	$375.2

Debt and interest obligations include principal and interest payments on fixed-rate and variable-rate, fixed-term debt based on their maturity dates.

We enter into lease arrangements for the use of offices for our operations. See Note 13. Leases for additional information.

As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments and Note 5. Fair Value Measurements for additional information.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices. As of December 31, 2023, we did not enter into such purchase agreements with any supplier. See Note 11. Commitments and Contingencies for additional information.

Capital Expenditures. During the year ended December 31, 2023, we incurred capital expenditures in the ordinary course of business of approximately $774,000. In 2024, we expect our capital expenditures to be generally consistent with the year ended December 31, 2023.

Cash Flows

The following table reflects the major categories of cash flows (in thousands). For additional details, please see the Consolidated Statements of Cash Flows.

	For the Years Ended December 31,
	2023	2022
Net cash provided by (used in) operating activities	$(10,033)	$3,499
Net cash provided by (used in) investing activities	(774)	(373)
Net cash provided by (used in) financing activities	13,177	(1,128)

Operating Activities. Net cash used in operating activities of $10,033,000 for the year ended December 31, 2023, compared to provided by operating activities of $3,499,000 for the year ended December 31, 2022, represented a $13,532,000 or an increase of 386% in net cash outflow used in operating activities. The increase in net cash used in operating activities was primarily due to the following:

a)	The change in accounts receivable was approximately $6,680,000 net cash outflow for the year ended December 31, 2023, as compared to that for the year ended December 31, 2022 in the amount of approximately $403,000 net cash outflow, resulting in an increase in net cash used in operating activities in the amount of approximately $6,277,000 in this respect. The increase in net cash outflow in relation to accounts receivable was mainly attributable to the difference between the accounts receivable balance as of December 31, 2023 in the amount of approximately $25,126,000 and that as of December 31, 2022 in the amount of approximately $18,446,000. More credit sales were made in December 2023 as compared to that in December 2022.
b)	The change in prepayments and other current assets was approximately $19,063,000 net cash outflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in prepayments and other current assets was approximately $3,581,000 net cash inflow, resulting in an increase in net cash used in operating activities in the amount of approximately $22,623,000. Prepayment as of December 31, 2023, principally represents deposits made to suppliers in aggregate of approximately $17,549,000 to secure credit lines from suppliers for the purchase of marine fuel which was necessary for the ongoing supply of goods for our bunkering business.
c)	The change in accounts payable was approximately $14,800,000 net cash inflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in accounts payable was approximately $5,645,000 net cash outflow, resulting in an increase in net cash provided by operating activities in the amount of approximately $20,424,000 as compared on a year-on-year basis. The increase in net cash inflow in relation to accounts payable was mainly attributable to more credit purchases were transacted in December 2023 as compared to that in December 2022. In this connection, we had higher accounts payable balance as of December 31, 2023 than that of December 31, 2022.

Investing Activities. Net cash used in investing activities of $780,000 for the year ended December 31, 2023, consisted of payments for design and construction of the Group’s new management information system, the acquisition of a new motor vehicle, and setting up of the new office in Malaysia. Net cash used in investing activities for the year ended December 31, 2022, was $373,000 for the purchase of office equipment and furniture.

Financing Activities. During the year 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”). The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. The net proceeds in the amount of approximately $13,200,000 raised from the Offering of the Company in 2023 providing net cash inflow to the Group. For the year ended December 31, 2022, net cash outflow in financing activities in the amount of $1,128,000 were for Deferred Offering Costs payments in relation to the Offering.

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

Sources of Liquidity and Factors Impacting Our Liquidity

Our liquidity, consisting principally of cash and availability under our Credit Facility, fluctuates based on a number of factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

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

The company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt, if any.

During the year ended December 31, 2023, the shares of the Company were successfully listed in Nasdaq and net proceeds of $13.6 million were raised with new shares issued. This provides us with a new source of capital to fund our business and expansion.

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2023 and available funds from our Credit Facility, as described below, together with cash flows generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Teck Lim Chia	56	Chairman and Chief Executive Officer
Mr. Logeswaran Ramasamy	51	Director
Dato’ Sri Kam Choy Ho	60	Director
Mr. Ulf Lothar Naujeck	62	Independent Director
Ms. Karen Yee Lynn Cheah	55	Independent Director
Mr. Koon Liang Ong	45	Independent Director
Mr. Khai Fei Wong	42	Independent Director
Mr. Raymond Sing Chung Chiu	65	Chief Financial Officer

Mr. Teck Lim Chia, aged 56, is the chairman of our board of directors and chief executive officer since inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 16 years of experience in the oil and gas related industries and business management. Before founding our Group, Mr. Chia was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on the Hong Kong Stock Exchange and undertook the role of developing the company’s international business network. From October 2011 to January 2017, Mr. Chia served as a director of an oil trading company. Mr. Chia received a bachelor’s degree in business administration management from Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012.

We believe that Mr. Chia qualifies as a director because he is the founder of our Group and has extensive experience in the industry.

Mr. Logeswaran Ramasamy, aged 51, has been appointed as our director on March 22, 2023, and is primarily responsible for the overall operations and management of Banle Marketing, and market development in the Southeast Asia region. Mr. Logeswaran Ramasamy joined our Group in October 2020. Mr. Logeswaran Ramasamy graduated from the Northern University of Malaysia (University Utara Malaysia) with a bachelor’s degree in business administration in July 1997. From September 1997 to March 1998, he worked as a management trainee at Aurora Tankers Sdn. Bhd. From April 1998 to April 2002, he served at KL Maritime (M) Sdn. Bhd., with his last position held as head of shipbroking operation. From March 2003 to May 2004, he was a shipbroker at EverGreen Milestone Sdn. Bhd. From June 2004 to February 2006, he was a shipbroker at Nautica Chartering Sdn. Bhd. From March 2006 to March 2015, he was the chief operating officer at KIC Oil & Gas Sdn. Bhd. Since June 2015, he served as a director of KL Bunkering (M) Sdn. Bhd.

We believe that Mr. Ramasamy qualifies as a director because of his extensive experience in the industry.

Dato’ Sri Kam Choy Ho, aged 60, has been appointed as our director on March 22, 2023, and is primarily responsible for advising on strategy, policy, performance and other general matters of our Group. He has over 26 years of experience in the commercial management of vessels in the shipping industry. Apart from our Group, he has been a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) since August 1997, a company that primarily engages in shipping and transportation of bulk/bagged cargo, and he is responsible for supervising the business operation and general management. He joined Straits Energy Resources Berhad (previously known as Straits Inter Logistics Berhad), shares of which are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director, and is responsible for the overall business management and strategic development.

We believe that Dato’ Sri Kam Choy Ho qualifies as a director because of his extensive experience in the industry.

Mr. Ulf Lothar Naujeck, aged 62, has been appointed as our independent director ,the chairman of the compensation committee and a member of the nominating and corporate governance committee on March 22, 2023. Mr. Naujeck has over 26 years of experience in procurement and management. From July 1994 to July 2019, he was employed by Hapag-Lloyd AG, an international container liner operator, with his last position as a senior director of purchasing and supply. Mr. Naujeck graduated from the University of Hagen (FernUniversität in Hagen) with a diploma in business in September 2001.

We believe that Mr. Naujeck qualifies as a director because of his extensive experience in the industry.

Ms. Karen Yee Lynn Cheah, aged 55, has been appointed as our independent director, the chairperson of the nominating and corporate governance committee, and a member of the audit committee and compensation committee on March 22, 2023. Ms. Cheah is an advocate and solicitor in Malaysia and has over 28 years of practice experience in the legal field. She was admitted to the Malaysian Bar in 1995 and commenced full practice since then. Ms. Cheah’s current primary focus is on information technology and data privacy, mergers & acquisition, regulatory compliance, foreign direct investments, corporate and commercial contracts, real estate transactions, banking and finance, private wealth management, and non-contentious tax areas. Ms. Cheah was the Honorary Secretary and Treasurer of the Malaysian Bar from 2013 to 2017. Ms. Cheah had served 2 terms as the President of the Malaysian Bar and chairman of the Malaysian Bar Council for terms of 2022/2023 and 2023/2024. She is currently the Immediate Past President of the Malaysian Bar and a member of the Bar Council for the term 2024/2025. She obtained a bachelor’s degree in laws from the University of London in 1993 and the Malaysian Certificate in Legal Practice in 1994.

We believe that Ms. Cheah qualifies as a director because of her extensive experience in regulatory compliance.

Mr. Koon Liang Ong, aged 45, has been appointed as our independent director and the chairman of the audit committee and a member of the compensation committee on March 22, 2023. Mr. Ong has over 22 years of experience in providing auditing, taxation, liquidation and other assurance services to companies in Malaysia. He joined Ong & Wong Chartered Accountants in September 2000 as a junior associate and is currently an audit partner of the firm. Mr. Ong has served as a director of O & W Tax Consultants Sdn. Bhd. since April 2013 up to the present. Mr. Ong has been a member of the Association of Chartered Certified Accountant in Malaysia since July 2004, a member of the Malaysian Institute of Accountants since August 2005, an approved auditor of the Ministry of Finance Malaysia since February 2013 and a member of the Chartered Tax Institute of Malaysia since March 2014. Mr. Ong graduated from the University of Manchester in June 2000 with a bachelor of arts in economic and social studies (major in accounting).

We believe that Mr. Ong qualifies as a director because of his extensive experience in financial compliance.

Mr. Khai Fei Wong, aged 42, has been appointed as our independent director, and a member of the audit committee and nominating and corporate governance committee on March 22, 2023. Mr. Wong has over 14 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally provides corporate secretarial, dissolution and tax advisory services. Mr. Wong has been a manager of OKL Taxation Services Sdn Bhd since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

We believe that Mr. Wong qualifies as a director because of his extensive experience in financial compliance.

Mr. Raymond Sing Chung Chiu, aged 65, is the chief financial officer of our Group, and is primarily responsible for formulating corporate strategies, overall management of financial, mergers and acquisitions and capital market affairs of our Group. Mr. Chiu has over 19 years of experience in oil and gas related industries and business management. Prior to joining our Group, he was an executive director of NewOcean Energy Holdings Limited from August 2003 to June 2019, a company listed on the Hong Kong Stock Exchange (stock code 0342). Mr. Chiu graduated from the Hong Kong Polytechnics (currently known as The Hong Kong Polytechnic University) with the Higher Certificate in Business Studies (Banking) in November 1983.

Board Diversity

Our Company was listed on the Nasdaq on March 23, 2023 and the composition of our board of directors has remained unchanged since then. The table below provides certain information regarding the diversity of our board of directors as of March 23, 2023, December 31, 2023 and the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Office	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
	1	6	0	0
Part II: Demographic Background

●	Underrepresented individual in home country jurisdiction	0
●	LGBTQ+	0
●	Did not disclose demographic background	7

As at the date of this report, the number of Directors who are male and female are six and one, respectively. Our Company is in the course of identifying suitable female board candidates and intends to have at least two diverse Directors by December 31, 2026.

Family Relationships

There are no family relationships among any of our directors or executive officers.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2023, for each of our executive officers and directors:

Name	2023 Compensation
Mr. Teck Lim Chia	$775,614
Mr. Logeswaran Ramasamy	$66,436
Dato’ Sri Kam Choy Ho	$23,306
Mr. Ulf Lothar Naujeck	$-
Ms. Karen Yee Lynn Cheah	$23,306
Mr. Koon Liang Ong	$23,306
Mr. Khai Fei Wong	$23,306
Mr. Raymond Sing Chung Chiu	$191,666

6.C. Board Practices

Term of Office

According to the Directors Agreement, our directors are appointed for a term commencing from March 22, 2023 and continuing until the Director’s successor is duly elected or appointed and qualified or until the Director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. In the Annual General Meeting held on November 6, 2023, the Company’s memorandum and articles of association was amended to require one third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office by rotation provided that every Director shall be subject to retirement at an annual general meeting at least once every three years. In the same annual general meeting, all directors and independent directors namely Mr. Teck Lim Chia, Mr. Logeswaran Ramasamy, Dato’ Sri Kam Choy Ho, Mr. Ulf Lothar Naujeck, Ms. Karen Yee Lynn Cheah, Mr. Koon Liang Ong, and Mr. Khai Fei Wong had retired from office, and offered themselves for re-election, and all of them had successfully been re-elected to hold their original director positions.

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

Directors Agreements

On March 22, 2023, we entered into Director Agreements (the “Director Agreements”) with each of our directors. The term of each such appointment is stated in the abovementioned “Term of Office”.

Other than Mr. Ulf Lothar Naujeck who chooses not to receive any compensation, each of our directors received a monthly remuneration of $2,500 commencing March 22, 2023 till December 31, 2023. As approved by the Compensation Committee, such monthly remuneration was increased to US$2,600 with effect from January 1, 2024. None of the Director Agreements provides for benefits upon termination of appointment of our directors.

Board Meetings

There were altogether 5 board meetings held in 2023 subsequent to the listing of the Company on Nasdaq on March 23, 2023.

The following table shows the attendance of directors at meetings of the Board during the year ended December 31, 2023.

Name of Director	Number of Meetings attended

Directors:
Mr. Teck Lim, Chia, Chairman	5/5
Mr. Logeswaran Ramasamy	5/5
Dato’ Sri Kam Choy Ho	5/5

Independent Directors:
Mr. Ulf Nothar Naujeck	4/5
Ms. Karen Karen Yee Lynn Cheah	5/5
Mr. Koon Liang Ong	5/5
Mr. Khai Fei Wong	5/5

Directors Training

The Company has a record of directors receiving training on “Nasdaq Rules on Directors’ Independence and Corporate Governance Matters” as organized by Loeb & Loeb LLP. All the Directors and Independent Directors attended the seminar for the directors training on November 6, 2023.

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

Audit Committee

Our audit committee consists of Mr. Ong, Ms. Cheah and Mr. Wong and is chaired by Mr. Ong. We have determined that each of these 3 directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing or replacing the independent registered public accounting firm; determining the compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work with the independent registered public accounting firm reporting directly to the audit committee.

●	pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	Meeting with the independent registered public accounting firm prior to the audit to review the scope, planning and staffing of the audit;

●	reviewing and discussing with management and the independent registered public accounting firm the annual audit report, the financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” proposed to be included in the Company’s Annual Report on Form 20-F, and recommend to the Board whether the audited financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be included in the Annual Report on Form 20-F;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing with management and the independent registered public accounting firm, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of the annual audited financial statements;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	Discussing with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management;

●	Reviewing disclosures made to the audit committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the Form 20-F about any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting;

●	Obtaining and reviewing at least on annual basis, a report from the independent registered public accounting firm, consistent with the rules of the Public Company Accounting Oversight Board

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	Inquiring and discussing with management the Company’s compliance with applicable laws and regulations and with the Company’s Code of Ethics in effect at such time, if any, and, where applicable, recommend policies and procedures for future compliance.

●	Discussing with management and the independent registered public accounting firm any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

There were altogether 4 Audit Committee meetings held in 2023 subsequent to the listing of the Company on Nasdaq on March 23, 2023.

The following table shows the attendance of directors at meetings of the Audit Committee during the year ended December 31, 2023.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Koon Liang Ong	4/4
Ms. Karen Karen Yee Lynn Cheah	4/4
Mr. Khai Fei Wong	4/4

Compensation Committee

Our compensation committee consists of Mr. Naujeck, Mr. Ong Ms. Cheah and is chaired by Mr. Naujeck. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	Establishing, reviewing and approving the overall executive compensation philosophy and policies of the Company, including the establishment that supports and reinforces the Company’s long-term strategic goals, organizational objectives, and shareholder interests;

●	reviewing and approving the Company’s goals and objectives relevant to the compensation of the chief executive officer and other executive officers, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	Overseeing the execution of the Clawback Policy adopted by the board on November 6, 2023

●	Overseeing shareholder communications relating to executive compensation and reviewing and making recommendations with respect to shareholder proposals related to compensation matters.

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser of the Compensation Committee only after taking into consideration all factors relevant to that person’s independence from management.

●	Undertaking such other responsibilities or tasks as the Board may delegate or assign to the Committee from time to time.

There were altogether 3 Compensation Committee meetings held in 2023 subsequent to the listing of the Company on Nasdaq on March 23, 2023.

The following table shows the attendance of directors at the meetings of the Compensation Committee during the year ended December 31, 2023.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Ulf Lothar Naujeck	3/3
Ms. Karen Yee Lynn Cheah	3/3
Mr. Koon Liang Ong	3/3

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Cheah, Mr. Naujeck and Mr. Wong and is chaired by Ms. Cheah. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	Developing the criteria and qualifications for membership on the Board

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

●	Performing any other activities consistent with this charter, the Company’s Bylaws and overning laws, as the Committee or the Board deems appropriate.

●	Reporting to the Board each year concerning its compliance with this charter for inclusion in the Company’s proxy statement.

●	Periodically reviewing and assessing the adequacy of this charter and recommending any proposed changes to the Board for approval.

There were altogether 2 Nominating and Corporate Governance Committee meetings held in 2023 subsequent to the listing of the Company on Nasdaq on March 23, 2023.

The following table shows the attendance of directors at the meetings of the Compensation Committee during the year ended December 31, 2023.

Name of Director	Number of Meetings attended

Independent Directors:
Ms. Karen Yee Lynn Cheah	2/2
Mr. Ulf Lothar Naujeck	2/2
Mr. Khai Fei Wong	2/2

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, we had no outstanding equity awards.

6.D. Employees

As of December 31, 2023, we maintained 35 employees in Hong Kong, Malaysia, Singapore and Ireland as follows:

	Hong Kong	Malaysia	Singapore	Korea	China	Ireland
Management	5	1	-	-	-	-
Finance	4	1	-	-	-	1
Bunkering	5	4	2	1	1	-
IR & PR	2	-	-	-	-	-
Corporate	2	-	-	-	-	-
Administration	5	1	-	-	-	-
Total	23	7	2	1	1	1

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

	Ordinary Shares Beneficially Owned
	Number	Percentage Owned
Directors and Executive Officers
Teck Lim Chia (1)	13,175,000	52.7%
Dato’ Sri Kam Choy Ho(2)	-	-
Logeswaran Ramasamy	–	–
Ulf Lothar Naujeck	–	–
Karen Yee Lynn Cheah	–	–
Koon Liang Ong	–	–
Khai Fei Wong	–	–
Sing Chung Raymond Chiu	–	–
All directors and executive officers as a group	13,175,000	52.7%

5% and Greater Principal Shareholders:
CBL (Asia) Limited(1)	13,175,000	52.7%
Straits Energy Resources Berhad(2)	8,075,000	32.3%
Xiaoling Lu(1)	13,175,000	52.7%

Notes:

(1)	CBL (Asia) Limited, or CBL (Asia), a limited liability company incorporated in Hong Kong, is the record holder of the shares reported herein. CBL (Asia) is owned as to 51% by Mr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Ms. Xiaoling Lu and 5% by Mr. Yuan He. By virtue of Mr. Chia and Ms. Lu’s control over CBL (Asia), each of them may be deemed to beneficially own shares held by CBL (Asia). The registered office of CBL (Asia) is located at Room 1213, 12/F., Tower A, Hunghom Commercial Centre, 39 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

(2)	Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at No. 149A, 149B, 151B, Persiaran Raja Muda Musa, 42000 Port Klang, Selangor Darul Ehsan. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Each of the directors and the board of directors of Straits disclaims beneficial ownership of the shares of the Company held by Straits.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The board of directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. Accordingly, the Clawback Policy was adopted by the board of directors of the Company in the board meeting dated November 6, 2023, providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

According to the Clawback Policy,

●	The Policy shall be administered by the Board

●	The Covered Executives include the Company’s current and former executive officers, such other senior executives/employees of the Company as well as those of the Company’s key subsidiaries.

●	The Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive when the Company is required to prepare an accounting restatement.

●	The amount to be received will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

●	The Board will determine the method for recouping Incentive Compensation including but not limited to reimbursement of cash.

●	The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

As of December 31, 2021, to 2023, we had the following amounts due from / to related parties which are non-trade related, unsecured and repayable on demand:

Name of related parties	December 31, 2023	December 31, 2022	December 31, 2021
Banle International Holding Limited	-	-	1,509,988
Total	$-	$-	$1,509,988

Note 1:	CBL (Asia) Limited is a company holding 52.7% share of the Company.
Note 2:	Straits Energy Resources Berhad (“Straits”) is a company incorporated and listed in Malaysia, holding 32.3% shares of the Company.
Note 3:	Banle International Holding Limited is a company which is 62% shares held by CBL (Asia) Limited and 38% shares held by Straits.

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

In the Annual General Meeting dated November 6, 2023, the Articles of Association was amended as to: (i) allowing general meetings to be held as a physical meeting, hybrid meeting or a virtual meeting where shareholders may attend by electronic means in addition to being present in person physically; (ii) publishing the notices of general meetings and other corporate communication on the Company’s website; and (iii) requiring one third of the Directors to retire from office and offer themselves for re-electron at each annual general meeting.

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

PRC Foreign Exchange Controls

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

On 13 February 2015, the SAFE promulgated the Notice of the SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular No. 13”) effective from 1 June 2015 and was amended on 30 December 2019, providing that, the foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment are directly reviewed and handled by banks in accordance with the SAFE Circular No.13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. On 23 October 2019, SAFE promulgated the Notice of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment (the “SAFE Circular No. 28”), which came into force on the same day. SAFE Circular No.28 cancels the restriction on domestic equity investment made with capital funds by non-investment foreign-invested enterprises, expands the pilot program for facilitation of domestic payment under capital account, and relaxes the restriction on settlement and use of foreign exchange funds under capital account, etc. On 10 April 2020, SAFE promulgated the Notice of the SAFE on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business. Pursuant to which, eligible enterprises are allowed to make domestic payments by using their registered capitals, foreign debts and financings from overseas listing, with no need to provide authenticity certification materials of each of such funds for banks in advance, provided that their funds usage shall be authentic and in line with the currently effective administrative regulations on the use of funds under capital accounts. The relevant banks may conduct random inspection in accordance with the relevant requirements, in which case the certain authenticity certification of such funds may be required to be provided.

According to the Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment (Hui Fa [2023] No.28), which was issued and came into effect on 4 December 2023 by the SAFE, the equity transfer consideration paid in foreign currency by domestic entities owe to domestic equity transferors (including institutions and individuals), as well as the foreign exchange funds raised by domestic enterprises listed overseas, can be remitted to the capital project settlement account directly. The funds in the capital project settlement account can be independently settled and utilized.

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

People’s Republic of China Taxation

Pursuant to the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations.

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

Resident companies with a paid-up capital of RM2,500,000 or more and non-resident companies are subject to a tax rate of 24% with effect from the year of assessment 2020. In cases of resident companies with a paid-up capital of less than RM2,500,000, they are taxed at the rate of 17% for the first RM600,000 and 24% for any sum in excess of RM600,000.

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

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Interest Rate Risk

We are not exposed to interest rate risk. The only interest-bearing instrument that we have is the account receivable discounting facility (on without recourse basis) from commercial bank which are short termed with tenor of less than 45 days, and the interest costs are calculated on floating rate basis.

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

14.E. Use of Proceeds

On March 22, 2023, the registration statement (File No. 333-267077) (the “Registration Statement”) relating to the Company’s IPO was declared effective by the Securities and Exchange Commission. In connection therewith, the Company entered into an underwriting agreement with Pacific Century Securities, LLC (as representatives of the underwriters named therein), dated March 22, 2023. On March 27, 2023, the Company consummated the IPO of 3,325,000 ordinary shares, par value $0.0001 per share at a price of $4.0 per share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 498,750 Ordinary Shares to cover over-allotments, if any. The underwriters exercised their over-allotment option in part and, on March 23, 2023, the underwriters purchased an additional 425,000 Ordinary Shares at the Offering Price.

The IPO (including the sale of the Ordinary Shares to cover over-allotment) generated gross proceeds to the Company of $15,000,000. We incurred a total of $3,960,000 listing expenses and the net offering proceeds to us after deducting the total expenses was $11,040,000. As of December 31, 2023, we had utilized the IPO proceeds for expanding our service network to Singapore, South Korea and Europe, exploring and conducting biofuel operation, developing a centralized management information system and general working capital.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MRI Moores Rowland (“MRI”) and for the year ended December 2023. For the year ended December 31, 2022, professional services were rendered by Wei Wei & Co, LLP (“WW”). We did not pay any other fees to WW during the periods indicated below.

	Year Ended December 31,
	2023	2022
Audit Fees	$290,000	$410,000
Audit-Related Fees	-	38,459
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$290,000	$448,459

“Audit Fees” consisted of the aggregate fees billed for professional services paid for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q as previously filed and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Board adopted the Insider Trading Policy on March 21, 2023, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K.	CYBERSECURITY

Risk Management and strategy

We have implemented and maintained information security processes designed to identify, assess and manage material risks from cybersecurity threats to our information systems and critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature. We have also maintained critical internal computer networks, as well as third-party hosted services, communications systems, hardware and software.

Our management in conjunction with our third-party service providers helps to identify, assess and manage our cybersecurity threats and risks by monitoring and evaluating our threat environment and risk profile. We use a number of methods to monitor cyber risks, including manual and automated tools, internal and external threat assessments, and internal and external vulnerability assessments.

Depending on the environment and system we operate, we have implemented and maintained several technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our systems and data. These include IT policies and procedures, an information security policy, backup systems, establishment of network security controls, and regular employee awareness communications,.

We also integrate our assessment and management of material risks from cybersecurity threats into our overall risk management processes.

Despite these measures, we may not be successful in preventing, mitigating or recovering from a cybersecurity incident, which could have a material adverse effect on our operations or financial results or reputation. For a description of the primary risks from cybersecurity threats that may materially affect our business and how they may do so, see Part I, Item 1A. Risk Factors in this report, including “— Our networks and those of our third-party service providers may be vulnerable to cybersecurity risks.”

Governance

Our independent Directors address cybersecurity risk management as part of its general oversight function. The independent Directors oversee our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by members of our management team who is responsible for hiring appropriate personnel, integrating cybersecurity risk considerations into our overall risk management strategy and communicating key priorities to relevant personnel and approving budgets, developing cybersecurity incident response plans, approving cybersecurity processes and reviewing security assessments and other security-related reports.

Information regarding cyber incidents is reported at the monthly meeting of the management or sooner if warranted. The management will work with the IT team to help mitigate and remediate cybersecurity incidents of which they are notified. The management is responsible for reporting cybersecurity incidents to the Board.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
2.2*	Description of Securities
4.1	Underwriting Agreement dated March 22, 2023 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
4.2	Form of Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
4.4	Form of Agreement with the Registrant’s independent directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).

Exhibit No.	Description of Exhibit
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on February 27, 2023).
11.2*	Clawback Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Insider Trading Policy
99*	Regulations which may affect our business activities
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CBL International Limited

By:	/s/ Teck Lim CHIA
Name:	Teck Lim CHIA
Title:	Chief Executive Officer

Date: April 18, 2024

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CBL International Limited and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ MRI Moores Rowland LLP

We have served as the Company’s auditor since 2024.

PCAOB ID No.: 6955

Singapore

April 18, 2024

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	December 31,	December 31,
	2023	2022
Assets:
Current Assets
Cash	$7,402,890	$5,032,890
Accounts receivable	25,125,851	18,446,176
Derivative assets	28,776	-
Prepayments and other current assets	19,317,189	253,779
Tax recoverable	252,209	-
Total current assets	52,126,915	23,732,845

Property, plant and equipment, net	996,512	394,090
Right-of-use lease assets, net	338,481	341,625
Deferred offering costs	-	1,128,453

Total assets	$53,461,908	$25,597,013

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$27,452,815	$12,652,514
Taxes payable	-	244,096
Accrued expenses and other current liabilities	343,813	125,701
Derivative liabilities	-	109,346
Short-term lease liabilities	177,761	124,095
Total current liabilities	27,974,389	13,255,752

Long-term lease liabilities	194,373	229,076
Total liabilities	28,168,762	13,484,828

Commitment and contingencies		-

Shareholders’ equity:
Ordinary shares, $0.0001 per value, 500,000,000 shares authorized, 25,000,000 and 21,250,000 shares issued and outstanding as of December 31, 2023 and 2022 respectively*	2,500	2,125
Additional paid-in capital	12,536,087	488,198
Retained earnings	12,761,088	11,621,862
Total stockholders’ equity	25,299,675	12,112,185
Noncontrolling interests in subsidiaries	(6,529)	-
Total liabilities and equity	$53,461,908	$25,597,013

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2023	2022

Revenue	$435,897,718	$462,906,257
Cost of revenue	428,686,593	453,781,238

Gross profit	7,211,125	9,125,019

Operating expenses:
Selling and distribution	1,242,157	1,212,108
General and administrative	4,307,141	3,152,568
Total operating costs and expenses	5,549,298	4,364,676

Income from operations	1,661,827	4,760,343

Other (income) expense:
Interest expense, net	231,633	259,993
Currency exchange (gain) loss	(1,674)	(45,767)
Write off of property, plant and equipment	613	48,399
Others	-	(1,750)

Total other expenses	230,572	260,875

Income before provision for income taxes	1,431,255	4,499,468
Provision for income taxes	298,605	814,468
Net income	$1,132,650	$3,685,000

Comprehensive income	$1,132,650	$3,685,000

Attributable to:
Equity holders of the Company	$1,139,226	$3,685,000
Non-controlling interests	(6,576)	-
	$1,132,650	$3,685,000

Basic and diluted earnings per ordinary share*	$0.045	$0.171

Weighted average number of ordinary shares outstanding - basic and diluted*	25,000,000	21,250,000

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares*	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- Controlling interests	Total equity

January 1, 2022*	21,250,000	$2,125	$488,198	$7,936,862	$-	$8,427,185

Net income	-	-	-	3,685,000	-	3,685,000

December 31, 2022*	21,250,000	2,125	488,198	11,621,862	-	12,112,185

Issuance of shares net of share offering costs	3,750,000	375	12,047,889	-	-	12,048,264

Non-controlling interest arising on incorporation of new subsidiary	-	-	-	-	47	47

Net income	-	-	-	1,139,226	(6,576)	1,132,650

December 31, 2023	25,000,000	$2,500	$12,536,087	$12,761,088	$(6,529)	$25,293,146

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2023	2022

Cash Flows from operating activities:
Net income	$1,132,650	$3,685,000
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	170,826	88,175
Depreciation of right-of-use assets	142,888	94,865
Write off of property, plant and equipment	613	48,399
Early termination of lease	-	(1,750)
Change in fair value of derivative	(138,122)	109,346
Changes in operating assets and liabilities
Accounts receivable	(6,679,675)	(402,941)
Prepayments and other current assets	(19,042,364)	3,580,806
Due from related parties	-	1,509,988
Accounts payable	14,779,300	(5,644,677)
Accrued expenses and other liabilities	218,115	78,242
Derivatives	-	291,860
Lease liabilities	(120,781)	(83,859)
Taxes payable	(496,305)	145,679
Net cash (used in)/provided by operating activities	(10,032,854)	3,499,133

Cash flows from investing activities:
Purchase of property, plant and equipment	(773,863)	(373,111)
Net cash used in investing activities	(773,863)	(373,111)

Cash flows from financing activities:
Proceed from issuance of shares net of share offering costs	13,176,717	-
Deferred offering costs	-	(1,128,453)
Net cash provided by /(used in) financing activities	13,176,717	(1,128,453)

Net increase in cash	2,370,000	1,997,569
Cash at the beginning of the year	5,032,890	3,035,321
Cash at the end of the year	$7,402,890	$5,032,890

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$302,486	$261,703
Income taxes	$794,910	$688,790

NON-CASH TRANSACTION OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and lease liabilities	$496,230	$370,439

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International Limited (“CBL International”) was incorporated on February 8, 2022 in the Cayman Islands. CBL International is a holding company without any operations, and owns 100% of Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry.   As a bunkering facilitator, the Company facilitates vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel, including both fossil fuel and alternative fuel, from our suppliers and arranging for the marine fuel to be delivered by the suppliers to our customers.

Business Reorganization and Listing of shares in Nasdaq

A reorganization of the Company’s legal entity structure was completed in August 2022. The reorganization involved the incorporation of CBL International in February 2022, and the acquisition of Banle BVI by CBL International in August 2022. This transaction was treated as a recapitalization of the Company under common control and the financial statements give a retroactive effect to this transaction.

Banle BVI was set up in July 2020 with 50,000 shares at $1.00 per share issued to Mr. Chia. In February 2021, Banle BVI issued 490,323 shares in total, of comprised 304,000 shares to CBL (Asia) Limited (“CBL (Asia)”) and 186,323 shares to Straits Energy Resources Berhad (“Straits”). The 50,000 shares originally issued to Mr. Chia were surrendered and cancelled at the same time.

CBL International was incorporated in the Cayman Islands with limited liability in February 2022, by issuing and allotting 50,000 shares at par value of $0.01 per share to Mr. Chia. In March 2022, each issued and unissued share was subdivided into 100 shares. Each share par value was reduced to $0.0001, and the authorized share capital was amended to 500,000,000 shares with $0.0001 par value per share. The number of shares held by Mr. Chia increased from 50,000 to 5,000,000 with a par value of $0.0001 each.

In August 2022, CBL (Asia) and Straits, as vendors, and CBL International, as purchaser, entered into a sale and purchase agreement, pursuant to which CBL International acquired the entire issued share capital of Banle BVI from its existing shareholders, CBL (Asia) and Straits, in consideration of which CBL International issued and allotted 13,175,000 shares and 8,075,000 shares, credited as fully paid, to CBL (Asia) and Straits, respectively. Upon completion of issuance and allotment of the shares to CBL (Asia) and Straits, the 5,000,000 shares of CBL International issued to Mr. Chia were surrendered and cancelled; and CBL International became the 100% shareholder of Banle BVI and itself being owned 62% by CBL (Asia) and 38% by Straits.

On March 23, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”), The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares on March 27, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. Upon completion of the Offering 3,750,000 new shares were issued , and the ordinary share capital of the Company became $2,500, representing 25,000,000 shares of $0.0001 par value.

The total number of ordinary shares issued and outstanding as of December 31, 2023 was 25,000,000 shares. The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL”.

Upon completion of issuance of the shares under the Offering, CBL International is effectively owned 52.7% by CBL (Asia), 32.3% by Straits and 15.0% by public shareholders.

Incorporation of new subsidiaries

Banle Energy (Europe) Limited

Banle Energy (Europe) Limited (“Banle Europe”) was incorporated in Ireland in October 2023 as a limited liability company and focuses on management and administration of the Group’s businesses in Europe.

Banle Energy (Ireland) Limited

Banle Energy (Ireland) Limited (“Banle Ireland”) was incorporated in Ireland in October 2023 as a limited liability company and focuses on sales and distribution of marine fuel. Banle Ireland is 55% owned by the Group

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Percentage of ownership	Principal activities
CBL International Limited	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited	British Virgin Islands	100% by CBL International	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100% by Banle BVI	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle HK”)	Hong Kong	100% by Banle BVI	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100% by Banle HK	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	Investment holding
Majestic Energy (Shenzhen) Co. Limited	PRC	100% by Banle China	Investment holding (Dormant)
Majestic Energy (Singapore) Pte Limited (“Majestic Singapore”)	Singapore	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy (Europe) Limited (“Banle Europe”)	Ireland	100% by Banle BVI	Business management
Banle Energy (Ireland) Limited (“Banle Ireland”)	Ireland	55% by Banle Europe	Sales and distribution of marine fuel

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

D. Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2023, the Company’s cash was below RMB 500,000 and so it that fully insured. The Hong Kong Deposit Protection Board insures up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, approximately $4,709,000 was not insured by the Hong Kong Deposit Protection Board. While management believes that these financial institutions and platform fund holders are of high credit quality, it continually monitors their credit worthiness.

Major Customers and Suppliers

During the years ended December 31, 2023 and 2022, three of the Company’s customers accounted for more than 10% of revenue:

	2023	2022
Revenue:
Customer A	38.6%	39.7%
Customer B	11.0%	11.3%

As at December 31, 2023 and 2022, the following customers accounted for more than 10% of the Company’s accounts receivable:

	2023	2022
Accounts receivable:
Customer A	7.9%	22.4%
Customer B	13.8%	3.0%
Customer I	14.7%	-%
Customer J	15.6%	-%

The top three suppliers that individually represented greater than 10% of total cost of revenue of the Company for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Cost of revenue:
Supplier A	15.7%	30.7%
Supplier B	2.7%	10.4%
Supplier C	13.4%	17.4%

As at December 31, 2023 and 2022, the following suppliers accounted for more than 10% of the Company’s accounts payable:

	2023	2022
Accounts payable:
Supplier B	1.7%	13.1%
Supplier C	18.7%	26.3%
Supplier E	18.5%	7.9%
Supplier F	14.1%	-%
Supplier I	-%	21.5%
Supplier J	-%	12.0%

E. Cash

Cash consists of petty cash on hand, and cash held in banks which are highly liquid and are unrestricted as to withdrawal or use.

F. Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent trade receivables from customers. The health of our accounts receivable is continuously monitored using a risk-based model, taking into consideration both the timeliness and predictability of collections from our customers. We maintain a provision for estimated credit losses based upon our historical experience with our customers, along with any specific customer collection issues that we have identified from current financial information and business prospects, as well as any political or economic conditions or other market factors, including certain assumptions based on reasonable forward-looking information from market sources. Principally based on these credit risk factors.

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

The Company’s financial instruments include cash, accounts receivable, derivative assets/liabilities, prepayments and other current assets, due from related parties, accounts payable, taxes payable and accrued expenses and other current liabilities. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2023 and 2022.

The Company had no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and 2022.

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

J. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. Examples of such triggering events include a significant disposal of a portion of such assets and adverse changes in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, requires subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2023 and 2022.

Deferred Offering Costs

Deferred offering costs consists of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related the proposed Public Offering and will be charged against the proceeds received upon completion of the offering, should the offering be unsuccessful, these deferred costs will be charged to operations.

During the year ended December 31, 2023, the Company had incurred $1.8 million in fees associated with The Offering which were recorded against gross proceeds within additional paid-in capital in the balance sheet. During the year ended December 31, 2022, the Company incurred $1.1 million in fees associated with The Offering, which were recognized as Deferred Offering Costs on the balance sheet as of December 31, 2022, and were subsequently recorded against gross proceeds upon the closing of The Offering in March 2023.

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

O. Segment Reporting

Management, including the chief operating decision makers, review the Company’s internal reporting in order to assess performance and allocate resources. The Company is principally engaged in sales and distribution of marine fuel. Information reported to the chief operating decision maker, for purposes of resources allocation and performance assessment, focuses on the operating results of the Company as a whole, and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment.

P. The COVID-19 Pandemic

Post-COVID-19 World Economy recovery

●	In 2023 and 2024, the global economy continues to gradually recover from the pandemic. According to the OECD, the global GDP has grown at approximately 2.9% in 2023 and is projected to grow at 2.7% in 2024 and 3.0% in 2025, with India, Indonesia, China, Saudi Arabia and Turkey being the countries recording greatest growth in both years.

●	While the COVID-19 pandemic severely impacted international supply chains and logistics networks, the challenges have also spurred an uptick in inventive approaches within the sector, accompanied by a surge in funding for digital, paperless technologies, Advances in customs procedures, port improvements, streamlined trade processes, and the adoption of electronic trading documentation are poised to expedite operations, decrease expenses, and minimize holdups. These developments are expected to enhance efficiency, cut down on waste, and yield improved outcomes for nations and the environment.

●	The shipping sector emerged as one of the primary beneficiaries in the wake of COVID-19. Global container port throughput witnessed an annual growth of 7.2% in 2021 and a slight uptick of 0.4% in 2022. In 2023, there was a small year-on-year decline of 0.7%, signaling a mild rebalancing after the exceptionally high demand of the previous years. The Liner Shipping Connectivity Index in regions such as Asia, Latin America, the Caribbean, and Oceania soared to unprecedented levels in 2023, indicating a full restoration of shipping connections and operations. Moreover, as supply chain disruptions have largely been resolved, freight rates, including those measured by the Shanghai Containerized Freight Index and the Baltic Dry Index, along with the average waiting times for container ships at ports, have returned to levels seen before the pandemic. In specific sectors and countries, China’s post-COVID-19 reopening and heightened industrial activity significantly boosted the demand for commodities like iron ore and coal. Brazil experienced a marked increase in soybean exports, attributed to favorable weather and the onset of the export season. Furthermore, the renewal of the Black Sea Grain Initiative in March 2023 played a pivotal role in advancing grain trade.

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

S. Recently adopted Accounting Standards

During the year ended December 31, 2023, there have been no accounting standards that, upon adoption, had a material impact on the Company’s consolidated financial statements.

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

The Company had accounts receivable of $25,125,851 and $18,446,176 as of December 31, 2023 and 2022, respectively, of which accounts receivable from the top five customers accounted for $14,487,032 and $9,253,060 as at December 31, 2023 and 2022 accounted for approximately 57.7% (the largest of which accounted for 15.6%) and 75.8% (the largest of which accounted for 22.4%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of December 31, 2023 and 2022 and no bad debt expense for the years then ended.

Subsequent to December 31, 2023, all accounts receivable recorded on December 31, 2023 has been collected substantially within their respective credit periods.

As of December 31, 2023, the Company sold accounts receivable of $ 1,684,268 ($5,168,297 as of December 31, 2022) to a bank under a non-recourse factoring arrangement (see Note 7), out of which, $1,626,345 ($4,134,637 as of December 31, 2022) has been received from the bank. Upon settlements from customers, the Company would receive $57,922 ($1,033,659 as of December 31, 2022) from the bank.

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

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of December 31, 2023
Derivative Asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$28,776	$-	$28,776

	As of December 31, 2022
Derivative liabilities	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$109,346	$-	$109,346

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of December 31, 2023 and 2022:

	December 31,		December 31,
Derivative Instruments	Units	2023	Units	2022
Commodity contracts
Long	Metric ton	16,750	Metric ton	3,600
Short	Metric ton	-	Metric ton	500

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gain during the years ended December 31 2023 and 2022:

	Location	2023	2022

Gain from commodity contracts	Cost of revenue	$407,098	$766,769

5. Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2023	2022
Prepayments and other receivable	$1,686,014	$167,677
Deposits	17,631,175	86,102
Total	$19,317,189	$253,779

Prepayments as of December 31, 2023 principally represent advance payments to various service providers for services to be provided subsequently. Deposits of $17,549,000 were placed with suppliers to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The amount of property and equipment are as follows:

	As of December 31,
	2023	2022
Office equipment, furniture and fixtures	$577,594	$363,167
Less: accumulated depreciation and amortization	148,083	22,284
Office equipment, furniture and fixtures, net	$429,511	$340,883

During the years ended December 31, 2023 and 2022, the Company recorded depreciation expense of approximately $128,000 and $55,000, respectively.

The amount of motor vehicle are as follows:

	As of December 31,
	2023	2022
Motor vehicle	$190,787	$98,632
Less: accumulated depreciation	112,455	84,542
Motor vehicle, net	$78,332	$14,090

During the year ended December 31, 2023 and 2022, the Company recorded depreciation expense of approximately $28,000 and $21,000 respectively.

The amount of computer software costs are as follows:

	As of December 31,
	2023	2022
Computer software	$554,893	$80,155
Less: accumulated amortization	56,224	41,038
Computer software costs, net	$488,669	$39,117

During the years ended December 31, 2023 and 2022, the Company recorded amortization expense related to computer software of approximately $15,000, and $13,000, respectively.

7. Interest Income and Interest Expense

The Group was offered certain factoring facilities with a commercial bank to purchase certain accounts receivable on non-recourse basis. As of December 31, 2023 and 2022, the factoring facilities were $15.2 million and $13.6 million respectively. As invoices were factored with the bank, they were not recorded as accounts receivable in the Company’s consolidated financial statements. As of December 31, 2023, accounts receivable factored was approximately $1.6 million ($4.1 million as of December 31, 2022).

As of December 31, 2023, the unused portion of the financing facilities was approximately $ 13.6 million ($9.5 million as of December 31, 2022).

The interest rates under the factoring agreement range from 5.49% to 6.88% (2022: 1.29% to 5.52%) per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net:

	For the year ended December 31.
	2023	2022
Interest income	$70,853	$1,710
Interest expense on lease liabilities	(12,379)	(4,958)
Interest expense on factoring arrangement	(290,107)	(256,745)
Total:	$(231,633)	$(259,993)

8. Commitments and Contingencies

Sales and Purchase Commitments

As of December 31, 2023, the Company has committed to sell to certain customers to a maximum of 155,600 MT marine fuels with delivery to be made in 2024. The Company has contracted with various suppliers to purchase to a maximum of 210,000 MT marine fuels in the same period.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of December 31, 2023 and 2022, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the years ended December 31, 2023 and 2022, the Company had $2,072,386 and $4,709,683, respectively, of income subject to the Hong Kong Profits Tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the years ended December 31, 2023 and 2022, the Company had $28,031 and $17,633, respectively, of income subject to the Malaysia Income Tax.

The income tax provision consists of the following:

	2023	2022
Current:
Hong Kong	$291,326	$810,236
Malaysia	7,279	4,232
	$298,605	$814,468

Deferred	-	-
	$298,605	$814,468

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2023 and 2022, respectively.

	2023	2022
Income before provision for income taxes	$1,431,255	$4,499,468
Tax at the domestic income tax rate of 16.5%	236,157	742,412
Tax effect of Hong Kong graduated rates	(21,290)	(21,290)
Foreign tax rate differentials	2,102	1,322
Non-deductible expenses for tax purpose	110,412	37,595
Non-taxable income	(22,790)	-
Prior year accrual	(5,986)	54,429
Income tax expense	$298,605	$814,468

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the year ended December 31,
	2023	2022
China	$242,702,176	$252,628,159
Hong Kong	137,206,005	171,143,686
Malaysia	46,725,038	26,490,822
Singapore	7,238,512	4,865,956
South Korea	1,373,340	4,355,855
Other	652,647	3,421,779
Total:	$435,897,718	$462,906,257

11. Related Party Transactions and Balances

Related parties:

Name of related parties	Relationship with the Company
CBL (Asia) Limited	An entity controlled by Mr. Chia (Note 1)
Straits Energy Resources Berhad	An entity holding 32.3% of the Company’s shares

Note 1:	Mr. Chia is the director and controlling shareholder of CBL (Asia) Limited, which is a 62% shareholder of the Company.

Note 2:	Straits Energy Resources Berhad is a company incorporated and listed in Malaysia.

During the financial year 2023 & 2022, there was no transaction with the above two entities and that the balances with them were $Nil as of December 31, 2023 & 2022.

12. Finance and Operating Leases

The Company leases offices and motor vehicles. The leases are for periods of two to five years.

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	For the year ended December 31,
	2023	2022
Finance lease and operating lease costs	155,267	99,823
Expenses relating to short-term leases	11,217	19,892
Total lease cost	$166,484	$119,715

During the year ended December 31, 2023, the Company entered into a lease for the rental of property and recognized right-of-use assets and lease liabilities of approximately $140,000.

During the year ended December 31, 2022, the Company (i) terminated a lease for the rental of property and the related right-of-use assets and lease liabilities were written off in the amount of approximately $55,000, and (ii) entered into  a lease for the rental of property and recognized right-of-use assets and lease liabilities of approximately $370,000.

As of December 31, 2023, the Company’s remaining lease payments are as follows:

Leases
2024	$189,499
2025	199,401
Total remaining lease payments (undiscounted)	388,900
Less: imputed interest	16,766
Present value of lease liabilities	$372,134

Supplemental balance sheet information related to leases:

		As of December 31,
	Classification	2023	2022
Assets:
Operating lease assets	Right-of-use lease assets	$338,481	$341,625
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$177,761	$124,095
Lease liability – non-current	Non-current liabilities – lease liabilities	$194,373	$229,076

Other information related to leases for the years ended December 31, 2023 and 2022:

	2023	2022
Weighted-average remaining lease term (years) - operating leases	2.0	2.8
Weighted-average discount rate - operating leases	3.9%	3.2%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$120,781	$83,859

