Form 20-F
period 2024-12-31
CBL International Ltd
filed 2025-04-16
CIK 1914805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

27,500,000 ordinary shares were outstanding as of December 31, 2024

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Banle BVI” are to Banle International Group Limited, a company incorporated in the BVI with limited liability on July 2, 2020, and our direct wholly-owned subsidiary;

●	“Banle China” are to Banle International (China) Limited, a company incorporated in Hong Kong with limited liability on March 31, 2021, and our indirect wholly-owned subsidiary;

●	“Banle Energy HK” are to Banle Energy International Limited, a company incorporated in Hong Kong with limited liability on August 18, 2015, and our indirect wholly-owned subsidiary;

●	“Banle Europe” are to Banle International (Europe) Limited, a company incorporated in Dublin of Ireland with limited liability on September 13, 2023, and our indirect wholly-owned subsidiary;

●	“Banle Ireland” are to Banle International (Ireland) Limited, a company incorporated in Dublin of Ireland with limited liability on October 27, 2023, and our subsidiary being 55% held by us indirectly;

●	“Banle Malaysia” are to Banle International (Malaysia) Sdn Bhd, a private company limited by shares duly incorporated in Malaysia on July 16, 2020, and our indirect wholly-owned subsidiary;

●	“Banle Marketing” are to Banle International Marketing Limited, a Labuan company limited by shares incorporated in the Federal Territory of Labuan, Malaysia on August 18, 2020, and our indirect wholly-owned subsidiary;

●	“CAGR” are to compound annual growth rate;

●	“CBL International” are to CBL International Limited, an exempted company incorporated with limited liability in the Cayman Islands on February 8, 2022;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Companies Act” are to Companies Act, Cap.22 (Act 3 of 1961, as combined and revised) of the Cayman Islands;

● ●	“FY2023” are to the financial year ended December 31, 2023 “FY2024” are to the financial year ended December 31, 2024

●	“HK$” are to Hong Kong Dollars, the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region;

●	“IPO” are to the Company’s initial public offering which was consummated on March 27, 2023;

●	“Majestic Energy” are to Majestic Energy (Shenzhen) Co. Limited, a company established in the PRC with limited liability on April 29, 2021, and our indirect wholly-owned subsidiary;

●	“Majestic Energy (Singapore)” are to Majestic Energy (Singapore) Pte Ltd, a company incorporated in Singapore with limited liability on January 11, 2022, and our indirect wholly-owned subsidiary;

●	“MOPS” are to Mean of Platts Singapore, the average set of Singapore-based oil product price assessments published by Platts and the benchmark price in Asia for most refined products;

●	“Operating Subsidiaries” are to Banle Marketing, Banle Energy HK, Majestic Energy (Singapore) and Banle Malaysia;

●	“Ordinary shares” are to our ordinary shares, $0.0001 par value per share;

●	“Reliance HK” are to Reliance (China) Limited, a company incorporated in Hong Kong with limited liability on April 1, 2012, and our indirect wholly-owned subsidiary;

●	“RM” is to Malaysian ringgit, the legal currency of Malaysia;

●	“$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” “our Group” and “our” are to, prior to the reorganization, Banle BVI and, after the reorganization, CBL International, in each case together with its consolidated subsidiaries as a consolidated entity, as the context requires.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering market in the Asia Pacific and Europe;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	laws, regulations, and policies relating to the bunkering industry in the Asia Pacific and Europe; as well as those related to anti-corruption, economic sanction programs and environmental matters;

●	general economic and business conditions;

●	geopolitical risks including Red Sea crisis and broader middle east tensions, Gaza-Israel conflict, Russia-Ukraine conflict;

●	trade policies and tariffs, and the potential expansion of trade restrictions could affect trade volumes and bunkering demand;

●	upcoming elections and policy changes in the U.S. and other major economies may lead to changes in trade agreements, energy policies, and regulatory frameworks, impacting global shipping activity and fuel demand;

●	greenhouse gas reduction programs and other environmental and climate change legislation adopted by governments around the world, including cap and trade regimes, carbon taxes, increased efficiency standards and mandates for renewable energy, each of which could increase our operating and compliance costs as well as adversely impact our sales of fuel products;

●	and the rapid advancement and adoption of AI technologies in the maritime and logistics sectors could impact our business if competitors utilize AI-driven solutions for supply chain optimization, predictive analytics, or automated bunkering processes more effectively than us, potentially leading to reduced market share or increased pricing pressures.

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

3.A. Reserved

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2024 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Relating to Our Business and Industry

We are a marine fuel logistics company and rely on the permits and licenses of our suppliers for the actual delivery of marine fuel, including biofuels, to our customers. Under our business model, we are not directly involved in the handling of marine fuel, biofuels, or other chemicals. Therefore, we do not consider ourselves directly subject to risks relating to environmental protection, hazard control and regulatory compliance, particularly as they pertain to our suppliers and the jurisdictions in which they operate.

The Company’s operations may be indirectly affected by geopolitical tensions, including but not limited to the Russia-Ukraine conflict and hostilities in Gaza/Israel. Such conflicts could disrupt global shipping routes, increase fuel price volatility, or trigger regional port closures, potentially impacting bunkering demand or logistics. While CBL does not operate directly in these regions, prolonged instability may affect broader maritime trade patterns.

Our business increasingly includes biofuels, which business is subject to regulatory, compliance and governmental risks, and changes in applicable regulatory and governmental policies could adversely affect our business.

As part of our operations, we are increasingly engaging in the supply and logistics of biofuels, which are subject to unique risks. These risks include, but are not limited to, regulatory and compliance risks, as biofuels are subject to evolving environmental regulations and sustainability standards in various jurisdictions. Changes in these regulations, or our suppliers’ failure to comply with them, could disrupt our supply chain or increase costs. Additionally, the demand for biofuels is influenced by government policies, incentives, and market preferences for renewable energy sources, and a reduction in government support or a shift in market demand could adversely affect our biofuels-related operations. Furthermore, biofuels often require specialized handling, storage, and transportation infrastructure, and any failure by our suppliers to maintain adequate infrastructure or comply with safety standards could result in operational disruptions or liabilities.

Operating in certain jurisdictions may increase our compliance costs, restrict our ability to conduct business, or expose us to political instability and economic volatility.

Our operations and suppliers are subject to the laws, regulations, and political environments of the jurisdictions in which they operate. These jurisdictions may present risks such as regulatory changes, including environmental, tax, or trade regulations, which could increase compliance costs or restrict our ability to conduct business. Additionally, operating in certain jurisdictions exposes us to risks associated with political instability, economic volatility, and currency fluctuations, which could impact our suppliers’ ability to deliver products or our customers’ ability to make payments. Furthermore, our operations could be affected by international sanctions, trade restrictions, or other geopolitical developments that limit our ability to source or deliver marine fuel and biofuels in certain regions.

Our business scale largely depends on the trade credit provided by our suppliers. Any reduction or termination of trade credit from our suppliers would adversely affect our business.

As an established marine fuel logistics company providing a one-stop solution for vessel refueling, which is referred to as a bunkering facilitator in the bunkering industry, we are generally required by our suppliers to settle the full payment of our orders with payment terms up to 30 days.

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

New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on our business. Accordingly, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, changes in expectations, future events, or otherwise, except as required by law.

We are dependent on the orders from our top five customers during FY2023 and FY2024 and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2023 and FY2024, the revenue from our five largest customers accounted for approximately 70.3% and 67.2%, respectively, of our total revenue. Accordingly, we are heavily dependent on the relationships with our top five customers.

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

The failure of delivery of marine fuel timely to our customers would adversely affect our Group’s reputation, business, financial condition, and results of operations.

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

Asia Pacific and Europe are our key regions of marine fuel consumptions with respectively, a market share of approximately 39.4% and 21.0% of global marine fuel consumption volume in 2023 driven by their significant share in the global trade and frequent business activities.

Most of our revenue is from international container liner operators whose vessels sail on regular routes and schedules. In the event that the regular routes, such as the Intra-Asia route, Euro-Asia route and Trans-Pacific route are shortened or suspended permanently or temporarily or liner service schedules are less frequent which are beyond our control, the demand for marine fuel may significantly decrease and our business may be adversely affected. In the event that the regular routes are replaced by other ports which fall outside our supply network of 60+ ports in the Asia Pacific and Europe, that cover South Korea, China, Japan, Taiwan, Hong Kong, Philippines, Vietnam, Singapore, Malaysia, Thailand, Turkey and Belgium, the demand for marine fuel for refueling may significantly decrease and our business would be adversely affected.

Any failure to maintain the license to carry on our international commodity trading business in the Federal Territory of Labuan, Malaysia may adversely affect our business, operations and profitability.

Since December 28, 2020, we have been holding a license issued by Labuan Financial Services Authority to carry on our international commodity trading business under the Global Incentives for Trading Program for the supply of marine fuel. It is renewed once a year. However, if we fail to comply with the requirements or meet certain criteria as stated in the conditional approval letter, Labuan Financial Services and Securities Act 2010, Labuan Business Activity Tax Act 1990 and any of the relevant rules and regulations, where applicable, such license may be suspended or revoked or cannot be renewed.

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

Increasing scrutiny and evolving expectations from investors, lenders, and other market participants regarding our Environmental, Social, and Governance (ESG) policies may result in additional costs and expose us to increased risks.

Companies across all industries are facing heightened scrutiny related to their ESG practices. We may encounter growing pressure from stakeholders focused on climate change to prioritize sustainable energy practices, reduce our carbon footprint, and promote overall sustainability. Consequently, we may need to implement more stringent ESG procedures and standards to retain and attract current and future investors and lenders, particularly given our specific focus on crude oil transportation. This transformation requires allocating additional resources to meet the necessary changes in this sector, leading to increased costs and capital expenditures. Failing to meet these standards could adversely affect our business and our ability to access capital.

Moreover, some investors and lenders may exclude marine transport companies like ours from their investment portfolios due to ESG concerns. Such limitations in both debt and equity capital markets could hinder our growth plans, which often rely on accessing these markets. If these avenues become unavailable, or if we cannot secure alternative financing on acceptable terms, we may struggle to implement our business strategy, adversely impacting our financial condition and operational results and impairing our ability to service our debt. Additionally, we are likely to incur further costs and require more resources to monitor, report, and comply with a broad range of ESG requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

In 2018, maritime transport was estimated to account for approximately 2.9% of global GHG emissions. To address this issue and reduce emissions from ships, the International Maritime Organization (“IMO”) adopted an initial strategy in 2018, which was revised in 2023 with strengthened ambitions:

(a)	A reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008
(b)	Uptake of zero or near-zero GHG emission technologies, fuels and/or energy sources to represent at least 5%, striving for 10% of the energy use by 2030.
(c)	GHG emissions from international shipping to reach net zero by or around, i.e. close to, 2050.

Adverse impacts from climate change on the oil and gas production industry, including heightened public concern about environmental effects, may also influence demand for our services. For instance, increased regulations on GHG emissions could diminish future demand for oil and gas or incentivize the transition to alternative energy sources. Any long-term, material adverse effect on the oil and gas production sector could significantly impact our business financially and operationally, and such effects are difficult to predict with certainty at this time.

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

During FY2024, part of our revenue was generated from arranging the delivery of marine fuel in ports located in the PRC. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal conditions in the PRC. The economy of the PRC is affected by, among others, government regulation, the level of development, growth rate and the allocation of resources. Any changes in the political, economic and social conditions of the PRC may affect our business.

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

Our Group may be subject to tax audits and investigations in Malaysia.

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

Risks Relating to Doing Business in China

Our operations are based in Malaysia, Hong Kong, Singapore, and Ireland. All of our transactions for vessel refueling services were concluded in Hong Kong, Malaysia and Singapore and our revenue were booked under our subsidiaries established in Hong Kong, Malaysia, Singapore or Ireland. Although we deliver our services through our suppliers mainly in China and Hong Kong, nearly all our customers are international container liner operators from outside of China and Hong Kong.

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

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have an adverse effect on our business.

Depending on the needs of our target customers whose sailing routes cover different ports worldwide, we may need to provide marine fuel logistic services through ports in the PRC. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject to economic, political and legal developments in China.

China’s economic structure and policies differ from those of most developed economies, with varying degrees of government involvement in resource allocation, market regulation, and foreign exchange control. While market-oriented reforms have progressed over the past few decades, the PRC government continues to influence industry development through regulatory policies and economic measures. Any adjustments in these policies, laws, or regulations could affect China’s economic landscape, which in turn may have implications for our business operations.

The PRC government has historically introduced measures aimed at economic growth, foreign investment, and industry development. However, there is no certainty that such policies will remain unchanged or that future regulatory adjustments will not present new challenges to businesses operating in or transacting with Chinese ports. Additionally, broader social or political shifts in China could create conditions that may affect certain aspects of our operations.

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

Our Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where the Company carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, our Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, our Company must establish that its operations satisfy the economic substance requirements of the ESA. Our Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject our Company to penalties under the ESA.

Risks Relating to Our Securities

We could fail to maintain the listing of our securities on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital.

Our securities are currently listed on Nasdaq. We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our ordinary shares is a “penny stock” which shall require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our existing shareholders will continue to have substantial control over us, which could severely limit the ability of our other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

CBL (Asia) Limited, a company controlled by Teck Lim Chia, our director and Chief Executive Officer, and Straits Energy Resources Berhad, the two largest shareholders of our company, beneficially own approximately 47.9% and 29.4%, respectively, of our outstanding ordinary shares. In particular, we expect that CBL (Asia)’s significant ownership interest will allow it to continue to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the appointment of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our equity shares to decline or prevent such price from increasing or prevent our shareholders from realizing a premium over the market price for their equity shares. Accordingly, the equity shares held by you may be worth less than they would be if CBL (Asia) and/or Straits Energy Resources Berhad did not maintain voting control over us.

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

We incur increased costs as a result of being a public company, and will continue to incur increased costs particularly after we cease to qualify as an “emerging growth company.”

We became a public company in March 2023 and incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a Company with less than $1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2025 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, although the courts of the Cayman Islands may in certain circumstances recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and may give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia and Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States: a majority of our directors and officers (including our directors, Chairman and Chief Executive Officer, Dr. Teck Lim Chia, Mr. Logeswaran Ramasamy and Dato’ Sri Kam Choy Ho, and three of our independent directors Ms. Karen Yee Lynn Cheah, Mr. Koon Liang Ong and Mr. Khai Fei Wong) are permanent residents of Malaysia; Mr. Ulf Lothar Naujeck, our independent director, is a permanent resident of Germany; and Mr. Nicholas Fung, our Assistant Chief Financial Officer, is a permanent resident of Hong Kong.

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

The history of our Group can be traced back to 2015 when Banle Energy HK was incorporated in Hong Kong. Dr. Teck Lim Chia, our founder, has over 17 years of experience in the oil and gas related industries and business management. Before founding our Group in 2015, he was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in fuel oil business from April 2006 to June 2008, with his last position as the general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and undertook the role of developing the company’s international business and network. From October 2011 to January 2017, Dr. Chia served as a director of an oil trading company. Dr. Chia has significant experience in overall operations, management and strategic planning in relation to the provision of vessel refueling services.

With the insight of our founder and the joint efforts of our management team, despite our relatively short history, our Group managed to expand our vessel refueling services in a rapid manner. Prior to the Group’s listing on Nasdaq on March 23, 2023, geographically, we focused mainly on the Asia Pacific where we were able to provide vessel refueling services in approximately 36+ ports in the region. Subsequent to the listing on Nasdaq, because of the availability of additional financial resources, the Group continued to obtain more new customers in the Asia Pacific and at the same time, proceeded on the expansion of our services to Europe by taking pro-active measures including, amongst the others, the establishment of two companies in Dublin of Ireland. By the end of FY2023, our supply network had been expanded to include approximately 60+ ports in the Asia Pacific and Europe covering South Korea, China, Japan, Taiwan, Hong Kong, Philippines, Vietnam, Singapore, Malaysia, Thailand, Turkey and Belgium.

As at the end of FY2024, our Group comprises our Company, Banle BVI, Banle China, Banle Energy HK, Banle Europe, Banle Ireland, Banle Malaysia, Banle Marketing, Majestic Energy, Majestic Energy (Singapore) and Reliance HK.

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

Previously focused more on container liners, the Company has broadened its customer base to include bulk carriers and tankers, contributing to revenue diversification. CBL operates in fossil fuel and sustainable fuel markets, with a presence across Asia Pacific, Europe, Africa, and Central America.

Customer Focus

All along, world renowned container liner operators have been identified as our major customers. Container liner operators have a property of providing liner services on a schedule with fixed port rotation and fixed frequency, which, like bus operation, goes on fixed routes and calls at fixed stops. So long as we can provide vessel refueling services in as many ports as possible, we are able to provide more and more options to the liner operators to fulfill their day-to-day vessel refueling needs. Based on this belief, the continual expansion of our supply network naturally becomes our business development strategy. In recent years, other than the container liner operators, we have started to expand our customer base by exploring more opportunities with the bulk carriers and oil/gas tankers, which, unlike container liners, usually run on port-to-port basis. Depending on market demand, bulk carriers and oil/gas tankers are contracted to sail from any one port to another. In this regard, their operation is similar to that of chartered vehicles, in which their routes and schedules vary according to customers’ orders. We strongly trust that our expanded service network that covers 60+ ports in the Asia Pacific and Europe, as well as Africa and North America would play a pro-active role in promoting our vessel refueling services to both the liner operators and the bulk carriers and oil/gas tankers operators notwithstanding the differences between their nature of business. We shall continue to strengthen ourselves persistently by expanding our service network to cover more ports and providing more value-added services to cater for our customers’ vessel refueling demands.

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

Market Focus

In respect of market focus, we have been concentrating on the Asia Pacific region for years. But soon after our listing of the group on Nasdaq in March 2023, we started to go for expansion of our supply network to cover also major ports in Europe. Our existing customers who are mainly running on Euro-Asia route and Intra-Asia route would definitely need vessel refueling in the major ports in the Asia Pacific region that they call at for loading and unloading of containers/cargoes. For the same reason, when our supply network is expanded to cover European ports, our existing customers’ needs of vessel refueling can also be fulfilled when they arrive at Europe and get ready to return to Asia. As a matter of fact, among our extensive supply network of 60+ ports, 9 are within the top 10 container ports in 2024 in terms of throughput volume globally. We strongly believe that such an extensive network would not only help to expand our services to existing customers, but also promote our services to new customers who may have the need of vessel refueling in the Asia Pacific and Europe. Given the fact that Asia Pacific and Europe, respectively, accounted for approximately 39.4% and 21.0% of global marine fuel consumption volume in 2023, our continuously expanding network will enable us to capture ample business opportunities in these regions.

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

Market interruption

In year 2023 and 2024, while the global economy continued to gradually recover from the pandemic of COVID-19, the most significant incidents that affected global economy, the shipping industry, oil price movement and the bunkering industry were the War on Gaza and the Russia Ukraine Crisis. For more information about the impact of these two incidents, please refer to 5.A – Operating Results – Macroeconomic Environment. As a matter of fact, these two incidents have not brought any material impact to our business activities.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the years ended December 31,
	2024	2023	2022
China	$333,722,969	$242,702,178	$252,628,159
Hong Kong	179,504,143	137,206,005	171,143,686
Malaysia	58,153,026	46,725,038	26,490,822
Singapore	14,644,074	7,238,512	4,865,956
South Korea	3,942,800	1,373,340	4,355,855
Others	2,550,533	652,647	3,421,779
Total:	$592,517,545	$435,897,720	$462,906,257

For the year ended December 31, 2024, Others include Europe, Japan, Vietnam and Thailand.

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

Strong presence in major ports in the Asia Pacific and emerging presence in Europe

As at the end of 2024, we had already established an extensive supply network that covers 60+ ports in the Asia Pacific and Europe. Out of these 60+ ports, 9 ports are within the top 10 container ports (in terms of throughput volume globally) where the world’s top liners operators frequently visit to have loading and unloading of containers as well as vessel refueling. Although the bunkering industry is fragmented, our Group is considered one of the few leading bunkering facilitators in some of the Asia Pacific regions, such as the Hong Kong and the PRC. We also started to establish a presence in the European market in 2023.

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

Climate Change and Sustainability

Climate Change

Climate change is a critical focus at the international level, with numerous countries adopting or considering regulatory frameworks aimed at reducing greenhouse gas (GHG) emissions. The European Union (EU) has committed to reducing net GHG emissions by at least 55% by 2030, supported by various subsidies and incentives. Notably, the European Union Emissions Trading System (EU ETS) is expected to become more stringent over time, with maritime transport emissions included effective January 1, 2024, and an expanded scope enforced from January 1, 2025.

In non-EU countries, regulatory approaches include cap-and-trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and various incentives or mandates. In contrast, the U.S. has seen a reversal of climate policies under President Trump, including a second withdrawal from the Paris Climate Agreement shortly after his second term inauguration.

Regulatory requirements related to ESG and sustainability reporting, as well as climate-related disclosure rules, are being adopted and may continue to emerge in various jurisdictions. For instance, the United States Securities and Exchange Commission (SEC) has imposed mandatory climate-related disclosure rules, which include specific qualifications concerning board oversight for registrants. These rules apply to all U.S. listed entities and foreign private issuers, with exemptions for certain classes, such as emerging growth companies (EGCs).

While these requirements have not yet significantly impacted our operations, new legislation or regulatory programs aimed at restricting GHG emissions in our operational areas could adversely affect our business. Additionally, fluctuations in demand for our services – driven by changes in costs, consumer preferences, and weather patterns – along with the economic health of the regions in which we operate, could materially affect our business, financial condition, results of operations, and cash flows.

Although the ultimate impact of these or other future measures, as well as the divergence between U.S. and international ESG priorities, are difficult to accurately predict, additional legislation or regulations could impose significant additional costs on us, our suppliers, vendors and customers, or could adversely affect demand for our services. The potential increase in our operating costs could include additional costs to operate and maintain our business, or paying taxes related to GHG emissions, among others. Furthermore, changes in regulatory policies or increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could result in reduction in demand for fuel oil products that are deemed to contribute to GHGs, harm our reputation and adversely impact our sales of fuel products. See Item 3D. - Risk Factors.

Environment

Safety and security are our top priorities as we supply bunker fuels through local physical suppliers. We implement strict controls over our suppliers to minimize environmental impacts, ensuring compliance with a wide range of local and international laws, regulations, and administrative requirements in the regions we operate related to the sale, blending, storage, transportation, delivery, and disposal of fuels.

As a company with no operations in the United States, we are not subject to U.S. environmental regulations. However, ongoing changes in environmental laws and regulations in the regions where we operate may require our customers to make capital expenditures, potentially increasing their operating costs. Such changes could impact the demand, pricing, or availability of our services. Historically, environmental regulations have evolved to become more stringent and costly, which may continue to affect the broader maritime industry.

Development of the ESG Initiatives

As a bunker facilitator facing the international markets, we are committed to integrating ESG initiatives not only aligns with global trends and regulatory requirements but also drives growth, efficiency, and reputation, ultimately giving a bunker facilitator a competitive advantage in the international market.

In 1H2024, Banle Group established an ESG Working Committee composed of middle-level managers from various business units and functions. This committee operates under the oversight of an independent director with extensive expertise in Environmental, Social, and Governance (ESG) issues. The director monitors the committee’s progress and ensures alignment with best practices.

To enhance the ESG knowledge of both the working committee and Banle Group staff from Malaysia, Hong Kong and Singapore, an online training session was held to equip participants with the necessary insights to integrate ESG principles into their daily operations effectively.

Recognizing the increasing demand for robust ESG practices in the marketplace, senior management is committed to advancing our business while ensuring a sustainable growth trajectory. To support this initiative, Banle Group has engaged a professional ESG consultancy to develop a comprehensive ESG Framework and Roadmap. This partnership aims to not only meet regulatory requirements but also exceed stakeholder expectations. The Board of Directors fully supports this initiative, and the project has already commenced in the first quarter of 2025.

Community Engagement

As a global company, Banle encourages its staff to give back to their local community. We are focused on creating a positive impact, encouraging our employees to support the communities in which they live, and engaging with and supporting charities in all aspects of society.

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

Please refer to Exhibit 99 for more detail of the following laws and regulations

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

3.	THE LAWS AND REGULATIONS OF THE PRC

Please refer to Exhibit 99 for more detail of the following laws and regulations Related to Foreign Investment Information Security and Data Privacy

4.C. Organizational Structure

The following diagram illustrates our corporate structure as at April 16, 2025.

(1)	CBL (Asia) Limited is a limited liability company incorporated in Hong Kong which is owned as to 51% by Dr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Dr. Xiaoling Lu and 5% by Mr. Yuan He.

(2)	Straits Energy Resources Berhad, or Straits, is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080).

4.D. Property, plants and equipment

We do not own any real property and we rent the following leased properties from independent third parties for our operations:

Property Address	Use of the property	Term
Rm 3602-03A, 36/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong	Office	October 7, 2022 to October 6, 2025
Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia	Office	August 1, 2023 to July 31, 2026 (3 years renewal term)
Room No. 4, No. 1–23A, First Floor, Paragon, Jalan Mustapha, 87000, Labuan, Malaysia	Office	January 1, 2025 to June 30, 2025 with automatic renewal until we give notice to end the lease term.

Pembroke House, 28-32 Pembroke Street Upper, Dublin, D02 EK84, Republic of Ireland.	Office	January 1, 2025 to June 30, 2025

7 Temasek Boulevard, #08-07 Suntec Tower One, Singapore 038987	Office	February 15, 2024 to February 14, 2026

ITEM 4E.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A. Operating Results

Business Overview

CBL International Limited (“CBL” or the “Company”) is a marine fuel logistics provider specializing in bunkering services across strategic global ports. Previously focused more on container liners, the Company has broadened its customer base to include bulk carriers and tankers, contributing to revenue diversification. CBL operates in fossil fuel and sustainable fuel markets, with a presence across Asia Pacific, Europe, Africa, and Central America.

Core Competitive Advantages

CBL’s core competitive advantage lies in its extensive service network and ability to provide seamless and one-stop refueling solutions for customers. Acting as a central point of contact, the Company coordinates all aspects of refueling, including supplier negotiations, delivery scheduling, and quality assurance, ensuring seamless service and operational efficiency for its customers.

The Company’s geographic reach has expanded to over 60 key maritime ports, covering major global trade routes, including Trans-Pacific and Euro-Asia corridors. CBL’s supplier relationships provide access to competitive fuel pricing, favorable credit terms, and operational reliability. The Company maintains a strong compliance framework, conducting rigorous supplier due diligence to meet environmental and industry standards.

Growth Strategy

CBL’s strategy focuses on expanding its service network, increasing sales volume, and integrating sustainable fuel solutions. The Company continues to enhance its presence in high-growth regions, particularly Asia Pacific, while also expanding into Europe and other key bunkering markets.

With stringent environmental regulations influencing fuel demand, CBL is diversifying its product offerings, incorporating biofuels to comply with IMO and EU mandates. The Company also aims to leverage economies of scale, optimizing procurement efficiency to enhance financial performance while addressing regulatory changes in the industry.

Service Network Expansion

CBL expanded its service network in fiscal year 2024, increasing port coverage from 36 locations since IPO listing to over 60 ports as of December 31, 2024. The Asia Pacific region remained CBL’s primary revenue driver, with key contributions from China, Hong Kong, Malaysia, Singapore, and South Korea. CBL’s service delivery locations are determined by the operational needs of its customers, which primarily include leading international container liner operators. Given the prominence of China and Hong Kong as major global shipping hubs—seven of the world’s top 10 container ports in 2024, according to Lloyd’s List—bunkering operations in these regions account for a significant portion of deliveries. The Company’s experience working with local suppliers in China further supports efficient fuel procurement and service execution. However, the customer base remains predominantly composed of international container liner operators whose global trade routes influence CBL’s network expansion and service allocation. Revenue growth year-on-year was notable across China, Hong Kong, Malaysia, Singapore, and South Korea.

Our operations are based in Malaysia, Hong Kong, Singapore and Ireland. All our transactions for vessel refueling services were concluded, and revenue was booked under our subsidiaries established in Malaysia, Hong Kong, Singapore, and Ireland. Our five largest customers from whom we generated 70.3% of our total revenue for fiscal year 2023 consisted of two Taiwanese companies, one Irish company, one Singaporean company and one Malaysian company; whilst for the financial period ended December 30, 2024, the five largest customers who contributed 67.2 % in the aggregate of our total revenue consisted of two Taiwanese companies, one Malaysian company, one Hong Kong company and one Irish company.

The Company’s European expansion focused on strengthening cross-regional service offerings for Euro–Asia trade routes. Growth was supported by a stronger presence in the Amsterdam-Rotterdam-Antwerp (ARA) region and a new Ireland office established in late 2023, enhancing local sourcing capabilities. Further expansion into Mauritius in May 2024 and Panama marked CBL’s entry into Africa and Central America, while the July 2024 inaugural bunkering service at Mundra Port, Gujarat, India positioned the Company within an emerging bunkering hub.

Beyond geographic expansion, CBL continued customer diversification efforts, reducing sole dependence on container liners. The share of non-container liners in total revenue increased, and sales concentration among the top five customers declined in fiscal year 2024. Additionally, revenue from the top 12 global container liner customers increased year-on-year in fiscal year of 2024, supported by the addition of two newly secured container line customers within this ranking, reflecting CBL’s ability to strengthen its market position in the global shipping industry.

Increase in Sales Volume

CBL’s sales volume grew in 2024 by 38.1% year-on-year, driving a 35.9% increase in revenue despite a 1.6% decline in oil prices. Growth was supported by network expansion, new customer acquisition, and a shift toward non-container liner segments.

As of December 31, 2024, CBL serviced nine of the world’s top 12 container shipping lines, representing nearly 60% of global container fleet capacity. The Company’s expanding customer base and broader service portfolio have reinforced its market position.

Biofuel Supply & Sustainability Efforts

CBL continued expanding its biofuel operations, securing ISCC EU and ISCC Plus certifications in early 2023. Biofuel sales increased by 628.8% year-on-year in fiscal year of 2024, with volume rising by 603.0% year-on-year, reflecting growing market demand.

The Company introduced B24 biofuel operations in Hong Kong in July 2023, followed by bunkering services in Yantian, Shekou, Nansha in China, and Port Klang in Malaysia. The B24 biofuel blend consists of 76% fossil fuel and 24% UCOME (used cooking oil methyl ester), reducing GHG emissions by 20% compared to conventional marine fuels.

As sustainability regulations tighten, CBL continues to evaluate other sustainable fuels, including LNG, methanol, and hydrogen, to align with evolving industry requirements.

Information Technology and Automation

CBL has upgraded its back-end systems, implementing real-time order tracking, data analytics, and workflow automation to streamline operations. While the Company’s current IT strategy focuses on internal process improvements, it has deployed resources to explore AI applications for future automation and decision-making enhancements.

Credit Risk Management

CBL has strengthened its credit risk assessment framework, integrating data-driven analytics to monitor supplier and customer payment histories, market fluctuations, and transactional behaviors. These measures enhance proactive risk mitigation and financial stability.

Working Capital Management

CBL optimized its cash cycle, accounts receivable days, and accounts payable days, improving liquidity and operational efficiency. As of December 31, 2024, the Company’s factoring facilities increased compared to the previous fiscal year, alongside a higher cash balance, reflecting strengthened liquidity and financial flexibility. Additionally, CBL expanded its funding sources by accessing capital markets, such as private placement, increasing financial flexibility to support growth initiatives.

Private Placement

In August 2024, CBL raised $1.375 million through a private placement of its ordinary shares to fund network expansion and sustainable fuel projects, in alignment with its sustainability strategy.

Post-Results Events

The Company filed a shelf registration statement on January 10, 2025 and became effective on January 24, 2025. The aggregate initial offering price of the securities that we may offer and sell will not exceed $50,000,000. Subsequently, the Company filed an at-the-market (ATM) offering on February 28, 2025, with an aggregate offering price of up to $2,604,166. We intend to use the net proceeds we receive from the sale of the shares of ordinary shares for general corporate purposes, which may include acquisitions and other business opportunities and the repayment of indebtedness. Our management will have broad discretion to allocate the net proceeds of the offerings.

Macroeconomic Environment

Geopolitical Tensions & Market Impacts

Throughout fiscal year 2024, global maritime trade faced significant disruptions due to geopolitical tensions. The Red Sea crisis, which began in late 2023, led to increased attacks on vessels, forcing shipping companies to reroute around the Cape of Good Hope. This diversion added 10 to 14 days to voyages between Asia and Northern Europe, significantly increasing fuel consumption and operational costs. Freight rates surged, and ports in China, Singapore, Mauritius, and Cape Town experienced heightened bunkering demand. In response, CBL adjusted its service network and opened a new port in Mauritius to accommodate shifting demand, reinforcing its presence in key refueling locations.

Broader Middle East tensions, including the Israel-Gaza war and other regional conflicts, further exacerbated disruptions in global shipping, leading to higher insurance premiums and increased operational costs for vessel operators. Meanwhile, the ongoing Ukraine conflict contributed to energy market instability, prompting the European Union to diversify its fuel sourcing away from Russia, adding volatility to oil prices. Brent crude fluctuated throughout fiscal year 2024, affecting bunker fuel pricing. As a result, CBL’s operational costs increased, reflecting the challenges of managing fuel price fluctuations, insurance premiums, and supply chain adjustments. Additionally, competitive pressures in a volatile market led to a decline in CBL’s margins, as the Company took the initiative to offer more competitive pricing to customers amid slightly lower oil prices. Despite these challenges, CBL leveraged strategic pricing measures to mitigate risks and maintain stable fuel supply for its customers.

In the broader economic landscape, global GDP growth is forecasted to slow to 2.6% in 2024 according to UN Trade and Development (UNCTAD). However, global trade reached nearly $33 trillion, supported by an expected 2% increase in total maritime trade and a 3.5% expansion in containerized trade, according to UNCTAD. The global containerized trade sector remained resilient, driven by supply chain adjustments and shifting trade flows. With a network covering 13 of the world’s top 15 container ports, according to Lloyd’s List in December 2024, CBL adapted to evolving shipping patterns, ensuring service continuity by shifting bunkering operations to alternative ports when necessary.

Biofuel and Sustainable Fuel Markets

The adoption of sustainable marine fuels has accelerated due to increasingly stringent environmental regulations, including the IMO 2020 sulfur cap, the European Union Emissions Trading System (EU ETS), FuelEU Maritime, and the 2023 IMO Greenhouse Gas (GHG) Strategy. The IMO GHG Strategy aims to reduce the carbon intensity of international shipping by at least 40% by 2030, prompting the industry to seek lower-emission fuel alternatives. Similarly, EU ETS and FuelEU Maritime policies encourage the use of renewable and low-carbon fuels by imposing financial incentives and regulatory requirements on ship operators.

In response to these policies, there has been a notable increase in orders for alternative-fuel vessels, many of which feature dual-fuel engines capable of operating on both traditional and alternative fuels such as methanol, ammonia, and LNG. This shift provides vessel operators with flexibility while transitioning to sustainable energy sources. Additionally, governments worldwide have introduced policies and tax incentives to support the adoption of alternative fuels, further accelerating the industry’s decarbonization efforts.

CBL has taken steps to align with these regulatory and market changes by expanding its B24 biofuel supply, which helps customers comply with Carbon Intensity Indicator (CII) regulations. The Company continues to explore additional sustainable fuel options, including LNG, methanol, and hydrogen, as part of its strategy to remain adaptable to evolving fuel demand. By leveraging its supply network and engaging with local and international stakeholders, CBL aims to facilitate the transition to cleaner marine energy while maintaining operational efficiency.

Results of Operations

The following provides a summary of our consolidated results of operations for the periods indicated:

	For the Year Ended December 31,
	2024	2023
Revenue	$592,517,545	$435,897,718
Cost of revenue	587,142,893	428,686,593
Gross profit	5,374,652	7,211,125
Operating expenses
Selling and distribution	2,705,604	1,242,157
General and administrative	5,996,638	4,307,141
Total operating expenses	8,702,242	5,549,298
(Loss) income from operations	(3,327,590)	1,661,827
Other (income) expenses:
Interest expense, net	570,691	231,633
Other expenses (income), net	2,616	(1,061)
Total other expenses, net	573,307	230,572
(Loss) income before income taxes	(3,900,897)	1,431,255
(Write back) provision for income taxes	(29,484)	298,605
Net (loss) income	(3,871,413)	1,132,650

Basic and diluted EPS	$(0.136)	$0.045

Revenue. Our consolidated revenue increased by approximately 36%, from approximately US$435,898,000 for the year ended December 31, 2023, to approximately US$592,518,000 for the year ended December 31, 2024. This growth was primarily driven by a 38% increase in sales volume, supported by the addition of new customers during the year, expansion of our supply network to cover more ports, and a broader customer base that now includes bulk carriers and oil and gas tankers in addition to container liner operators. The increase in volume was also facilitated by the availability of sufficient financial resources to support fuel purchases. Despite the volume growth, the average selling price of marine fuels declined slightly by 1.6%, in line with movements in international oil prices during the year.

Gross profit. Our consolidated gross profit for the year ended December 31, 2024, was approximately $5,375,000, a reduction of approximately $1,836,000 or approximately 25%, compared to the year ended December 31, 2023. This decline was primarily driven by the reduction in premium sold to customers and led to lower gross profit per ton, which was partially offset by an increase in volume sold, as the Company adjusted its pricing strategy in response to evolving market dynamics.

CBL expanded its supply network to over 60 ports as of December 31, 2024 and broadened its customer base. However, heightened competition in the bunkering sector—exacerbated by disruptions in the Red Sea and shifts in shipping patterns—led to increased price sensitivity among customers. To support volume growth and strengthen market position, the Company offered more competitive premiums, which reduced gross profit per ton and contributed to the overall decrease in gross profit.

While the lower margins impacted short-term profitability, the volume-driven strategy is intended to support long-term operational efficiencies through economies of scale. By increasing order volumes and enhancing procurement leverage at key ports, the Company expects to optimize unit costs and improve gross margins over time, particularly as market conditions stabilize.

Operating Expenses. Consolidated total operating expenses for the year ended December 31, 2024, were approximately $8,702,000 an increase of approximately $3,153,000, or 57%, compared to that of approximately $5,549,000 for the year ended December 31, 2023. Firstly, the selling and distribution expenses which was one part of the operating expenses was increased to $2.7 million as compare with that of $1.24 million for the year ended December 31, 2023. The general and administrative expenses which is another part of the operating expenses showed very substantial changes. It increased by approximately 39% as compared with that for the year ended December 31, 2023. The substantial increase was primary attributable to expenses for business expansion and biofuel operation, and additional expenses related to enhance ESG.

The increase in operating expenses reflects our strategic investments in growth initiatives and compliance with the listing requirements, which are essential for our long-term growth and operational scalability.

Other Expenses, net. For the year ended December 31, 2024, we incurred net non-operating expenses of approximately $573,000, compared to net non-operating expense of $231,000 for the year ended December 31, 2023. The increase of expenses of approximately $342,000 was mainly attributable to the increase in net interest expenses, which was in line with the increase in sales revenue given that more account receivables had been sold to the bank under the account receivable purchase facilities.

Income Taxes. For the year ended December 31, 2024, there was a write back of income tax as the Company was incurring losses. This resulted in a decrease of income tax expenses of $328,000 as compared to an income tax provision of approximately $299,000 for the year ended December 31, 2023.

Net loss/income. Net income decreased by approximately $5,004,000 from approximately $1,133,000 net income for the year ended December 31, 2023, to net loss of approximately $3,871,000 for the year ended December 31, 2024. The decrease was primarily attributable to a decline in gross profit, as the Company adopted a volume-driven growth strategy that involved offering more competitive pricing in a market characterized by intensified competition and pricing pressure. While this approach supported increased sales volume and market share, it also contributed to narrower profit margins.

In addition to reduced gross margins, the net loss was impacted by increased expenses for business expansion, biofuel operation, additional expenses to enhance ESG, and a rise in interest expenses. These were partially offset by a reduction in income tax expenses. The financial outcome reflects both the dynamic nature of the bunkering industry and the Company’s ongoing investment in client base development and geographic growth, which are expected to enhance long-term positioning as market conditions normalize.

Future Uses of Liquidity

Cash is primarily used to fund working capital to support our operations. As of December 31, 2024, our contractual obligations were as follows (in thousands):

	Current	Non-current	Total
Operating lease obligations	$159.0	$35.4	$194.4
Derivatives obligations	-	-	-
Total	$159.0	$35.4	$194.4

Apart from trade payables and borrowings from bank, the Company did not enter into any other debt arrangement during 2024. The current portion of the above obligations were those due within twelve months. The non-current portion were those due beyond twelve months. As of December 31, 2024, the Company did not have any obligations with due dates beyond 24 months.

We enter into lease arrangements for the use of offices for our operations. See Note 12. Leases for additional information.

We are structured in such a way that in all material aspects, we are not directly exposed to commodity price risk or market price volatility. This is primarily due to the nature that the majority of our contractual agreements incorporate a pass-through mechanism for price fluctuations. Specifically, our contracts include an add-on pricing structure, whereby any increase in market prices is passed on to the customer, and any decrease in market prices results in a corresponding reduction in the price charged to the customer. As a result, we do not bear the risk associated with volatile bunker prices, as these fluctuations are directly reflected in the pricing terms agreed upon with our customers. However, in certain circumstances when there are mismatches in our buy and sell terms and arrangements, under which we will be exposed to market price risks, we will then utilize derivatives as instruments to effectively neutralize the exposure in market price risk.

As part of our risk management program, we enter derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments and Note 2G. Fair Value Measurements for additional information. There was no contractual obligation incurred during the year 2024 and no outstanding obligations as of December 31, 2024 other than those disclosed above.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices. As of December 31, 2024, we entered into such purchase agreements with any supplier. See Note 8. Commitments and Contingencies for additional information.

Capital Expenditures. During the year ended December 31, 2024, we incurred capital expenditures in the ordinary course of business of $144,000, the majority of which comprises office equipment and computer software. In 2025, we expect our capital expenditures to be generally consistent with the year ended December 31, 2024.

Cash Flows

The following table reflects the major categories of cash flows (in thousands). For additional details, please see the Consolidated Statements of Cash Flows.

	For the Years Ended December 31,
	2024	2023
Net cash used in operating activities	$(1,943)	$(10,033)
Net cash used in investing activities	(144)	(774)
Net cash provided by financing activities	2,706	13,177

Operating Activities. Net cash used in operating activities of $1,943,000 for the year ended December 31, 2024, compared to cash used in operating activities of $10,033,000 for the year ended December 31, 2023, representing a decrease of $8,090,000 or a 80.6% reduction in net cash outflow used in operating activities. The decrease in net cash used in operating activities was primarily due to the following:

a)	The change in accounts receivable was approximately $11,554,000 net cash outflow for the year ended December 31, 2024, as compared to $6,680,000 net cash outflow for the year ended December 31, 2023, resulting in an increase in net cash used in operating activities in the amount of approximately $4,874,000. The increase in net cash outflow related to accounts receivable was mainly attributable to higher credit sales in FY2024 compared to FY2023.
b)	The change in prepayments and other current assets was approximately $3,768,000 net cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in prepayments and other current assets was approximately $19,042,000 net cash outflow, resulting in a decrease in net cash used in operating activities in the amount of approximately $15,274,000. The decrease was primarily due to reduced prepayments made to suppliers in FY2024 compared to FY2023.
c)	The change in accounts payable was approximately $14,554,000 net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, the change in accounts payable was approximately $14,779,000 net cash inflow, resulting in a decrease in net cash provided by operating activities in the amount of approximately $225,000 as compared on a year-on-year basis. The decrease was mainly attributable to the fact that more new accounts were opened with suppliers who offered credit lines to the Company to purchase marine fuel in the year 2023. These new credit lines remained available to the Company. In 2024, despite we managed to obtain new credits from new suppliers, the increase of new accounts were not as many as in 2023.
d)	The change in accrued expenses and other liabilities was $2,619,000 net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, the change in accrued expenses and other liabilities was $218,000 net cash inflow, resulting in an increase in net cash provided in this respect in the amount of $2,401,000 as compared on a year-on-year basis. The increase was mainly attributable to the payments received from accounts receivable already sold to the bank which were supposed to be utilized by the bank to settle the advances drawn but had not yet been utilized.

Investing Activities. Net cash used in investing activities of $144,000 for the year ended December 31, 2024, comprised mainly the payments for design and implementation of the Group’s new management information system and the purchase of office equipment.

Financing Activities. During the year 2024, the Company issued 2,500,000 new Ordinary Shares of par value $0.0001 per share through a private placement to an investor at a price of $0.55 per share. In return, the Company received gross proceeds of approximately $1,375,000 in placement.

During the year, the Company was offered by a commercial bank of an accounts receivable backed loan facility, which allowed the Company to draw advances against the accounts receivable of selected customers accepted by the bank. This facility provided net cash inflow of $1,360,000 in the year 2024.

5.B. Liquidity and Capital Resources

Liquidity to fund working capital is a significant priority for the Group’s bunker business. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly. The major working capital items as of December 2024, and 2023 are as follows (in thousands):

	As of December 31,
	2024	2023
Current assets:
Accounts receivable	$36,680	$25,126
Prepayments and other current assets	23,086	19,317
	59,766	44,443
Current liabilities:
Accounts payable	42,007	27,453
Accrued expenses and other liabilities	2,963	344
Bank borrowing	1,360	-
	46,330	27,797

a)	The accounts receivable increased by $11,554,000 during the year ended December 31, 2024, mainly attributable to higher credit sales in FY2024 compared to FY2023.
b)	The prepayments and other current assets increased by $3,769,000 in the year ended December 31, 2024. The increase was primarily for goods purchased from new suppliers who have yet to offer credit lines to the Company.
c)	The accounts payable increased by $14,554,000 in the year ended December 31, 2024, mainly attributable to more credits provided by suppliers in FY2024 to cope with the increase in sales revenue thus more credit purchases in FY2024 compared to FY2023.
d)	The accrued expenses and other liabilities increased by $2,619,000 during the year ended December 31, 2024. The increase was mainly attributable to the payments received from accounts receivable already sold to the bank which were supposed to be utilized by the bank to settle the advances drawn but yet have been utilized. Such amount was recorded under other liabilities.
e)	The bank borrowing increased by $1,360,000 for the year ended December 31, 2024 as the bank facilities were first offered to the Company in 2024. There was no such bank facility in 2023.

Sources of Liquidity and Factors Impacting Our Liquidity

Our liquidity, consisting principally of cash and trade credits offered by suppliers, fluctuates based on a number of factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

We rely on facilities provided by banks and trade credit from suppliers as an important source of liquidity for working capital requirements for our operations. Future market volatility, generally, and any persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at reasonable interest rates or on other advantageous terms. In addition, since our business is impacted by the availability of trade credit to fund fuel purchases, an actual or perceived decline in our liquidity or business generally could cause our suppliers to reduce our credit lines, which in turn may otherwise materially modify our payment terms.

During times of high fuel prices, our customers may not be able to purchase as much fuel from us because of their credit limits with us and the resulting adverse impact on their business could cause them to be unable to make payments owed to us for fuel purchased on credit. Furthermore, when fuel prices increase our working capital requirements increase and our own credit limits could prevent us from purchasing enough fuel from suppliers to meet customers’ demands, or we could be required to prepay for fuel purchases, any of which would adversely impact our liquidity.

However, extended periods of low fuel prices, particularly when coupled with low price volatility, can have a favorable effect on our operating results. This can occur due to lower working capital requirements for the same trade volume. In other words, under low fuel price environments, the same amount of capital enables us to conduct more business with lower working capital requirements.

Receivables Purchase Agreements. We have a non-recourse receivable purchase program with a bank that allows us to sell a specified amount of qualifying accounts receivable for cash. The accounts receivable purchase program provides the constituent bank with the ability to accept customers from this program with the level of risk exposure the bank is willing to accept with respect to those particular customers.

Receivable-backing loan facilities. We were offered by a bank to draw short-term loans with the backing by the amount of qualifying accounts receivable.

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the balance between debt and equity.

The company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital, and the risks associated with each class of capital. The Company will balance its overall capital structure through various means, such as issuance of new shares, payment of dividends, and the issue of new debt or the repayment of existing debt.

During the year 2024, the Company issued 2,500,000 new Ordinary Shares of par value $0.0001 per share through a private placement to an investor at a price of $0.55 per share. In return, the Company received gross proceeds of $1,375,000 in the placement. This provides us with a new source of capital to fund our business and expansion.

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2024 and available funds from our credit facilities, together with cash flows generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

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

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position	Director Since	Term Expires in the Annual Meeting held in the Year	Director Class
Dr. Teck Lim Chia	57	Chairman, Chief Executive Officer & Acting Chief Financial Officer	22 Mar 2023	2027	II
Mr. Logeswaran Ramasamy	52	Vice President, Director	22 Mar 2023	2026	I
Dato’ Sri Kam Choy Ho	61	Director	22 Mar 2023	2026	I
Mr. Ulf Lothar Naujeck	63	Independent Director	22 Mar 2023	2026	I
Ms. Karen Yee Lynn Cheah	56	Independent Director	22 Mar 2023	2026	I
Mr. Koon Liang Ong	46	Independent Director	22 Mar 2023	2027	II
Mr. Khai Fei Wong	43	Independent Director	22 Mar 2023	2027	II
Mr. Yuan He	43	Senior Vice President	-	-	-
Mr. Chi Kwan Fung	65	Vice President, Assistant Chief Financial Officer	-	-	-

Dr. Teck Lim Chia, aged 57, is the chairman of our board of directors, chief executive officer since inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 19 years of experience in the oil and gas related industries and business management. Before founding our Group, Dr. Chia was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on the Hong Kong Stock Exchange and undertook the role of developing the company’s international business network. From October 2011 to January 2017, Dr. Chia served as a director of an oil trading company. Dr. Chia received a bachelor’s degree in business administration management from Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012. Dr. Chia further pursued his academic enhancement by completing a Doctorate in Business Administration from the University of Management and Technology in 2025.

As the former Chief Financial Officer stepped down from the position on December 31, 2024 and retired on February 14, 2025, Dr. Chia is the Acting Chief Financial Officer of the Group until the Group identifies a suitable candidate for the position.

We believe that Dr. Chia qualifies as a director because he is the founder of our Group and has extensive experience in the industry.

Mr. Logeswaran Ramasamy, aged 52, has been appointed as our director on March 22, 2023, and is primarily responsible for the overall operations and management of Banle Marketing, and market development in the Southeast Asia region. Mr. Ramasamy joined our Group in October 2020. Mr. Ramasamy graduated from the Northern University of Malaysia (University Utara Malaysia) with a bachelor’s degree in business administration in July 1997. From September 1997 to March 1998, he worked as a management trainee at Aurora Tankers Sdn. Bhd. From April 1998 to April 2002, he served at KL Maritime (M) Sdn. Bhd., with his last position held as head of shipbroking operation. From March 2003 to May 2004, he was a shipbroker at EverGreen Milestone Sdn. Bhd. From June 2004 to February 2006, he was a shipbroker at Nautica Chartering Sdn. Bhd. From March 2006 to March 2015, he was the chief operating officer at KIC Oil & Gas Sdn. Bhd. Since June 2015, he served as a director of KL Bunkering (M) Sdn. Bhd.

We believe that Mr. Ramasamy qualifies as a director because of his extensive experience in the industry.

Dato’ Sri Kam Choy Ho, aged 61, has been appointed as our director on March 22, 2023, and is primarily responsible for advising on strategy, policy, performance and other general matters of our Group. He has over 35 years of experience in the commercial management of vessels in the shipping industry. Apart from our Group, he has been a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) since August 1997, a company that primarily engages in shipping and transportation of bulk/bagged cargo until May 2023. He joined Straits Energy Resources Berhad, a company listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director, and is responsible for the overall business management and strategic development of Straits. He is currently the Chairman of the Board of TMD Energy Limited.

We believe that Dato’ Sri Kam Choy Ho qualifies as a director because of his extensive experience in the industry.

Mr. Ulf Lothar Naujeck, aged 63, has been appointed as our independent director, the chairman of the compensation committee and a member of the nominating and corporate governance committee on March 22, 2023. Mr. Naujeck has over 26 years of experience in procurement and management. From July 1994 to July 2019, he was employed by Hapag-Lloyd AG, an international container liner operator, with his last position as a senior director of purchasing and supply. Mr. Naujeck graduated from the University of Hagen (FernUniversität in Hagen) with a diploma in business in September 2001.

We believe that Mr. Naujeck qualifies as a director because of his extensive experience in the industry.

Ms. Karen Yee Lynn Cheah, aged 56, has been appointed as our independent director, the chairperson of the nominating and corporate governance committee, and a member of the audit committee and compensation committee on March 22, 2023. Ms. Cheah is an advocate and solicitor in Malaysia and has over 29 years of practice experience in the legal field. She was admitted to the Malaysian Bar in 1995 and commenced full practice since then. Ms. Cheah’s current primary focus is on information technology and data privacy, mergers & acquisition, regulatory compliance, foreign direct investments, corporate and commercial contracts, real estate transactions, banking and finance, private wealth management, and non-contentious tax areas. Ms. Cheah was the Honorary Secretary and Treasurer of the Malaysian Bar from 2013 to 2017. Ms. Cheah had served 2 terms as the President of the Malaysian Bar and chairman of the Malaysian Bar Council for terms of 2022/2023 and 2023/2024. She is currently the Immediate Past President of the Malaysian Bar and a member of the Bar Council for the term 2024/2025. She obtained a bachelor’s degree in laws from the University of London in 1993 and the Malaysian Certificate in Legal Practice in 1994.

We believe that Ms. Cheah qualifies as a director because of her extensive experience in regulatory compliance.

Mr. Koon Liang Ong, aged 46, has been appointed as our independent director and the chairman of the audit committee and a member of the compensation committee on March 22, 2023. Mr. Ong has over 23 years of experience in providing auditing, taxation, liquidation and other assurance services to companies in Malaysia. He joined Ong & Wong Chartered Accountants in September 2000 as a junior associate and is currently an audit partner of the firm. Mr. Ong has served as a director of O & W Tax Consultants Sdn. Bhd. since April 2013 up to the present. Mr. Ong has been a member of the Association of Chartered Certified Accountant in Malaysia since July 2004, a member of the Malaysian Institute of Accountants since August 2005, an approved auditor of the Ministry of Finance Malaysia since February 2013 and a member of the Chartered Tax Institute of Malaysia since March 2014. Mr. Ong graduated from the University of Manchester in June 2000 with a bachelor of arts in economic and social studies (major in accounting).

We believe that Mr. Ong qualifies as a director because of his extensive experience in financial compliance.

Mr. Khai Fei Wong, aged 43, has been appointed as our independent director, and a member of the audit committee and nominating and corporate governance committee on March 22, 2023. Mr. Wong has over 15 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally provides corporate secretarial, dissolution and tax advisory services. Mr. Wong has been a manager of OKL Taxation Services Sdn Bhd since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

We believe that Mr. Wong qualifies as a director because of his extensive experience in financial compliance.

Mr. Yuan He, aged 43, is the senior vice president of our Group since the inception of our Group in 2015. He is primarily responsible for bunkering the business division and the Group’s management and strategic development. Mr. He has over 17 years of experience in the oil and gas-related industries and business management. He obtained a bachelor’s degree in engineering in July 2003 and a master’s degree in science from the University of Wollongong in Australia in July 2005.

Mr. Chi Kwan Fung, aged 65, has been appointed the assistant chief financial officer of our Group on January 1, 2025. Mr. Fung is primarily responsible for overseeing the financial operations and management of our Group. He has more than 18 years of experience in finance and accounting. Mr Fung joined our group as Financial Controller in 2022and before joining our Group, he was the executive director, chief financial officer, and company secretary of Hans Energy Company Limited from June 2005 to February 2017, a company listed on the Hong Kong Stock Exchange (stock code: 554). Mr. Fung obtained a bachelor’s degree in commerce from the University of Toronto in Canada in November 1983. He was admitted as a fellow of the HKICPA in December 1997 and an associate of the Institute of Chartered Accountants in England and Wales in April 2005 and is currently a member of the HKICPA.

Board Diversity

Our Company was listed on the Nasdaq on March 23, 2023 and the composition of our board of directors has remained unchanged since then. The table below provides certain information regarding the diversity of our board of directors as of December 31, 2024 and the date of this annual report.

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

6.B. Compensation

During the year ended December 31, 2024, we paid $1,681,068, in the aggregate, to our executive officers, directors and senior management. During the year ended December 31, 2023, we paid $1,499,917, in the aggregate, to our executive officers, directors and senior management. In addition to annual retainers and meeting fees, directors are entitled to certain perquisites, including reimbursement for a private club membership. The Private club membership is primarily utilized for business development purposes. The total value of these benefits provided to directors during the fiscal year was $4,500. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

6.C. Board Practices

Term of Office

Our memorandum of association, as amended, provides that the Board of Directors be divided into three classes with each class serving a staggered three-year term. The term of Class I directors expires at our 2026 annual general meeting, the term of Class II directors expires at our 2027 annual general meeting, and the term of Class III directors expires at our 2028 annual general meeting. Since all directors were re-elected in the Annual General Meeting in 2023, and 3 directors were re-elected in the Annual General Meeting in 2024, the Company currently only has Class I and Class II directors. Ms. Cheah, Dato’ Sri Ho, Mr. Ramasamy and Mr. Naujeck serves as the members of Class I, Dr. Chia, Mr. Ong and Mr. Wong serve as the members of Class II. Executive officers and senior management are appointed by the Board of Directors. According to the Directors Agreement, our directors are appointed to serve for their respective term, which continues until the Director’s successor is duly elected or appointed and qualified or until the Director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations.

Executive Officer Employment Agreements with our Chief Executive Officer and Assistant Chief Financial Officer

The Chief Executive Officer, Dr. Chia and the Assistant Chief Financial Officer, Mr. Fung are employed by the Company pursuant to standard forms of Executive Officer Employment Agreements. Dr. Chia’s and Mr. Fung’s Executive Officer Employment Agreements are dated March 22, 2023 and January 1, 2025, respectively. Under the Executive Officer Employment Agreements, Dr. Chia and Mr. Fung receive a monthly base salary. The Executive Officer Employment Agreements may be terminated upon the Director’s earlier death, disqualification, resignation or removal from office, pursuant to the Company’s then-current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations.

None of the Executive Officer Employment Agreements provides for benefits upon termination of employment of our executive officers.

Senior Management Agreements

The Chief Executive Officer, Dr. Chia, and the Vice President, Mr. Fung, are employed by Banle International Group Limited. The Senior Vice President, Mr. He, is employed by Banle Energy International Limited, while the Vice President, Mr. Ramasamy, is employed by Banle International Marketing Limited. All senior management are engaged under standardized Employment Agreements. Under these agreements, senior management receives a monthly base salary and an incentive bonus tied to both individual performance and the Company’s overall performance, with bonus payments subject to the Company’s sole discretion. The Employment Agreements are open-ended and either party may terminate the agreement by providing two months’ written notice.

None of the Employment Agreements provides for benefits upon termination of employment of our senior management.

Directors Agreements

On March 22, 2023, we entered into Director Agreements (the “Director Agreements”) with each of our directors using our standard form of agreement. The term of each such appointment is stated in the abovementioned “Term of Office”.

Other than Mr. Ulf Lothar Naujeck who chooses not to receive any compensation, each of our directors received a monthly remuneration of $2,500 commencing March 22, 2023 till December 31, 2023. As approved by the Compensation Committee, such monthly remuneration was increased to $2,600 with effect from January 1, 2024. None of the Director Agreements provides for benefits upon termination of the appointment of our directors. The Directors Agreements do not provide additional compensation to committee members or chairs.

Board Meetings

There were altogether 6 board meetings held in 2024.

The following table shows the attendance of directors at meetings of the Board during the year ended December 31, 2024.

Name of Director	Number of Meetings attended

Directors:
Dr. Teck Lim Chia	6/6
Mr. Logeswaran Ramasamy	6/6
Dato’ Sri Kam Choy Ho	6/6

Independent Directors:
Mr. Ulf Lothar Naujeck	6/6
Ms. Karen Yee Lynn Cheah	6/6
Mr. Koon Liang Ong	6/6
Mr. Khai Fei Wong	6/6

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

Audit Committee

Our audit committee consists of Mr. Ong, Ms. Cheah and Mr. Wong and is chaired by Mr. Ong. We have determined that each of these 3 directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing or replacing the independent registered public accounting firm; determining the compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work with the independent registered public accounting firm reporting directly to the audit committee.

●	pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	meeting with the independent registered public accounting firm prior to the audit to review the scope, planning and staffing of the audit;

●	reviewing and discussing with management and the independent registered public accounting firm the annual audit report, the financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” proposed to be included in the Company’s Annual Report on Form 20-F, and recommend to the Board whether the audited financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be included in the Annual Report on Form 20-F;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing with management and the independent registered public accounting firm, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of the annual audited financial statements;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	discussing with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management;

●	reviewing disclosures made to the audit committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the Form 20-F about any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting;

●	obtaining and reviewing at least on annual basis, a report from the independent registered public accounting firm, consistent with the rules of the Public Company Accounting Oversight Board;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	inquiring and discussing with management the Company’s compliance with applicable laws and regulations and with the Company’s Code of Ethics in effect at such time, if any, and, where applicable, recommend policies and procedures for future compliance;

●	discussing with management and the independent registered public accounting firm any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

There were altogether 5 Audit Committee meetings held in 2024.

The following table shows the attendance of directors at meetings of the Audit Committee during the year ended December 31, 2024.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Koon Liang Ong	5/5
Ms. Karen Yee Lynn Cheah	5/5
Mr. Khai Fei Wong	5/5

Compensation Committee

Our compensation committee consists of Mr. Naujeck, Mr. Ong and Ms. Cheah and is chaired by Mr. Naujeck. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	establishing, reviewing and approving the overall executive compensation philosophy and policies of the Company, including the establishment that supports and reinforces the Company’s long-term strategic goals, organizational objectives, and shareholder interests;

●	reviewing and approving the Company’s goals and objectives relevant to the compensation of the chief executive officer and other executive officers, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	overseeing shareholder communications relating to executive compensation and reviewing and making recommendations with respect to shareholder proposals related to compensation matters.

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser of the Compensation Committee only after taking into consideration all factors relevant to that person’s independence from management.

●	undertaking such other responsibilities or tasks as the board may delegate or assign to the Committee from time to time.

There were altogether 4 Compensation Committee meetings held in 2024.

The following table shows the attendance of directors at the meetings of the Compensation Committee during the year ended December 31, 2024.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Ulf Lothar Naujeck	4/4
Ms. Karen Yee Lynn Cheah	4/4
Mr. Koon Liang Ong	4/4

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Cheah, Mr. Naujeck and Mr. Wong and is chaired by Ms. Cheah. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	developing the criteria and qualifications for membership on the Board

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

●	performing any other activities consistent with this charter, the Company’s Bylaws and governing laws, as the Committee or the Board deems appropriate.

●	reporting to the Board each year concerning its compliance with this charter for inclusion in the Company’s proxy statement.

●	periodically reviewing and assessing the adequacy of this charter and recommending any proposed changes to the Board for approval.

There were altogether 4 Nominating and Corporate Governance Committee meetings held in 2024.

The following table shows the attendance of directors at the meetings of the Compensation Committee during the year ended December 31, 2024.

Name of Director	Number of Meetings attended

Independent Directors:
Ms. Karen Yee Lynn Cheah	4/4
Mr. Ulf Lothar Naujeck	4/4
Mr. Khai Fei Wong	4/4

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

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

6.D. Employees

As of December 31, 2024, we maintained 39 employees primarily stationed in Hong Kong, Malaysia, Singapore, South Korea, China and Ireland as follows:

	Hong Kong	Malaysia	Singapore	South Korea	China	Ireland
Management	4	1	-	-	-	-
Finance	5	3	-	-	-	1
Bunkering	4	3	2	1	1	-
IR & PR	2	-	-	-	-
Corporate	4	-	-	-	-	-
Administration	5	2	-		-	1
Total	24	9	2	1	1	2

6.E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 27,500,000 ordinary shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percentage Owned
Directors and Executive Officers
Teck Lim Chia(1)	13,175,000	47.9%
Dato’ Sri Kam Choy Ho(2)	-	-
Logeswaran Ramasamy	–	–
Ulf Lothar Naujeck	–	–
Karen Yee Lynn Cheah	–	–
Koon Liang Ong	–	–
Khai Fei Wong	–	–
Chi Kwan Fung	–	–
Yuan He(1)	–	–

All directors and executive officers as a group	13,175,000	47.9%

5% and Greater Principal Shareholders(3):
CBL (Asia) Limited(1)	13,175,000	47.9%
Straits Energy Resources Berhad(2)	8,075,000	29.4%
Xiaoling Lu(1)	13,175,000	47.9%
Asian Strategy Limited(4)	2,500,000	9.1%

Notes:

(1)	CBL (Asia) Limited, or CBL (Asia), a limited liability company incorporated in Hong Kong, is the record holder of the shares reported herein. CBL (Asia) is owned as to 51% by Dr. Teck Lim Chia, our Chairman, Chief Executive Officer and Acting Chief Financial Officer, 44% by Dr. Xiaoling Lu and 5% by Mr. Yuan He. By virtue of Dr. Chia and Dr. Lu’s control over CBL (Asia), each of them may be deemed to beneficially own shares held by CBL (Asia). The registered office of CBL (Asia) is located at Room 1213, 12/F., Tower A, Hunghom Commercial Centre, 39 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

(2)

Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at No. 149A, 149B, 151B, Persiaran Raja Muda Musa, 42000 Port Klang, Selangor Darul Ehsan. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Each of the directors and the board of directors of Straits disclaims beneficial ownership of the shares of the Company held by Straits. Our director, Dato’ Sri Kam Choy Ho, is the group managing director and major shareholder of Straits.

(3)	5% and greater shareholders have the same voting rights with respect to the stock they own as the rest of the company’s shareholders

(4)	Asian Strategy Limited, a Hong Kong company, is the record holder and beneficial owner of the shares reported herein. Qu Zhiqiang, who is the sole director and Managing Director of Asian Strategy, has sole voting and/or dispositive control over the shares held by Asian Strategy by virtue of his status as the sole director and Managing Director of Asian Strategy. Mr. Qu disclaims beneficial ownership of the ordinary shares of CBL held by Asian Strategy. Their business address is 24/F, Prosperous Commercial Building, 54-58 Jardine’s Bazaar, Causeway Bay, Hong Kong.

CBL (Asia) controls a significant ownership interest of the Company and will be able to exercise approximately 47.9% of the total voting power of the Company’s issued and outstanding share capital. The Company is not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

10.A. Share Capital

As of the date of this annual report, our company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares with a par value of $0.0001 each. As of the date of this report, 27,500,000 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

 We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was included as Exhibit 3.1 to the Form 6-K (File No. 001-41657) we furnished to the Securities and Exchange Commission on November 6, 2023. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by special resolution on November 6, 2023.

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

10.D. Exchange Controls

Cayman Islands Exchange Controls

There are no exchange control restrictions in the Cayman Islands. Our Company is free to acquire, hold and sell foreign currency and securities without restriction.

Malaysia Exchange Controls

We operate in Malaysia under a Labuan company, Labuan International Business and Financial Centre (Labuan IBFC) operates under a liberal exchange control regime distinct from mainland Malaysia, which allows Labuan companies to transact freely in foreign currencies.

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

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. Trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Malaysia Taxation

Income Tax Act 1967

Pursuant to the Income Tax Act 1967 (“ITA 1967”), income tax shall be charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 7 of ITA 1967 defines tax resident, amongst others, as an individual who has been residing in Malaysia for 182 days or more of the tax year.

A company will be a tax resident in Malaysia if its management and control of business are exercised in Malaysia.

Resident companies with a paid-up capital of RM2,500,000 or more and non-resident companies are subject to a tax rate of 24% with effect from the year of assessment 2020. In cases of resident companies with a paid-up capital of less than RM2,500,000 and gross business income of not more than RM50,000,000, they are taxed at the rate of 15% for the first RM150,000, 17% on the next RM450,000 and 24% for any sum in excess of RM600,000.

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

Taxes on Dividends

Presently, there is no further income tax on dividends received from a Malaysian company. Tax imposed on the Company’s profits will be the final tax and dividends distributed to the shareholders will not be subject to further tax. However, the Malaysian government has proposed a 2% income tax on individuals for dividend income exceeding RM100,000, effective from the year of assessment 2025.

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

Non-corporate U.S. Holders of our Ordinary Shares should expect that dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that:

1.	We are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year; and

2.	certain holding period requirements are met. Under the Code, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year.

Subject to certain exceptions, a qualified foreign corporation is any foreign corporation that is either (i) incorporated in a possession of the U.S., or (ii) eligible for benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program.

If we are not able to maintain listing on Nasdaq, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid regarding our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the ordinary shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20% for taxable years beginning on and after January 1, 2013. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Interest Rate Risk

We are exposed to interest rate risk on the basis that we have a receivable purchase facility from a bank. Interest costs are charged by the commercial bank on the advances we draw from the bank before due dates, which are calculated on a basis in such a way that interest rate is fixed upon the drawdown throughout the tenor of advances, and the advances are short termed with tenor of less than 45 days. Apart from the receivable purchase program, we were offered a receivable-back loan facility from a bank. The loans advanced under this arrangement are interest-bearing and are short-term in nature. The interest rate is fixed upon the date of drawing and charges are calculated on the rate so fixed from the date of drawing to repayment of loans.

Market Price Risk

We are structured in such a way that in all material effect, we are not directly exposed to commodity price risk or market price volatility. This is primarily due to the nature that the majority of our contractual agreements incorporate a pass-through mechanism for price fluctuations. Specifically, our contracts include an add-on pricing structure, whereby any increase in market prices is passed on to the customer, and any decrease in market prices results in a corresponding reduction in the price charged to the customer. As a result, we do not bear the risk associated with volatile bunker prices, as these fluctuations are directly reflected in the pricing terms agreed upon with our customers. However, in certain circumstances when there are mismatches in our buy and sell arrangements, we will utilize derivatives to neutralize the exposure in market price risk

Inflation

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

None.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2024, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MRI Moores Rowland (“MRI”) and for the year ended December 2024 and the year ended December 2023

	Year Ended December 31,
	2024	2023
Audit Fees	$221,000	$290,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	5,000	-
TOTAL	$226,000	$290,000

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

Cybersecurity Overview

Cybersecurity is a critical priority for our Company. Our board of directors and executive leadership team are committed to safeguarding digital assets and ensuring the integrity, confidentiality, and availability of sensitive information to protect our operations, customers, and stakeholders.  Our cybersecurity program, guided by our internal Data Protection Policy, is managed by the IT Department and overseen by the executive leadership team and board of directors.  This program includes robust risk management, governance, education and training initiatives, and a comprehensive incident response protocol.

Risk Management

We employ a proactive risk management strategy to identify, assess, monitor, and mitigate cybersecurity risks. This includes: 1) Continuous monitoring of our IT infrastructure; 2) Conducting regular internal and external vulnerability assessments; 3) Evaluating and managing third-party relationships.  Risks are prioritized based on their potential impact, and targeted controls are implemented to address identified threats effectively.

Governance and Oversight

Cybersecurity oversight is a critical component of our risk management program. The board of directors and executive leadership team approves strategies, initiatives, and investments to ensure alignment with business objectives and risk tolerance. The IT Department, with comprehensive technology and security experience, is responsible for implementing cybersecurity strategies, managing initiatives, and periodically reviewing policies, standards, and risks.

Incident Response

In the event of a cybersecurity incident, we follow a detailed incident response protocol that includes: 1) Incident tracking and escalation; 2) Containment and eradication; 3) Recovery and post-incident analysis.  We adhere to SEC reporting requirements, ensuring timely and transparent disclosures of cybersecurity incidents, as necessary.

Evolving Threat Landscape

While cybersecurity threats continue to evolve, to date, no incidents have materially impacted our operations or financial results.  Nevertheless, these threats pose risks to our strategy, operations, and financial condition.  Our ongoing focus on governance, risk management, compliance, and incident response are designed to mitigate potential harm from cyber threats and challenges.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 6, 2023).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on September 29, 2022).
2.2*	Description of Securities
4.1	Underwriting Agreement dated March 22, 2023 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
4.2	Form of Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.4	Form of Agreement with the Registrant’s independent directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.5	Sales Agreement, dated as of February 28, 2025, between CBL International Limited and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 28, 2025).

Exhibit No.	Description of Exhibit
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
11.2	Clawback Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2024).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Insider Trading Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2024).
99*	Regulations which may affect our business activities
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CBL International Limited

By:	/s/ Teck Lim CHIA
Name:	Teck Lim CHIA
Title:	Chief Executive Officer

Date: April 16, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CBL International Limited and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID No.: 6955

Singapore

April 16, 2025

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	December 31,	December 31,
	2024	2023
Assets:
Current Assets
Cash	$8,020,871	$7,402,890
Accounts receivable	36,679,605	25,125,851
Derivative assets	294,965	28,776
Prepayments and other current assets	23,085,599	19,317,189
Tax recoverable	258,872	252,209
Total current assets	68,339,912	52,126,915
Non-current assets
Property, plant and equipment, net	783,476	996,512
Right-of-use assets, net	168,421	338,481
Total non-current assets	951,897	1,334,993

Total assets	$69,291,809	$53,461,908

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$42,007,000	$27,452,815
Accrued expenses and other current liabilities	2,963,079	343,813
Short-term lease liabilities	158,994	177,761
Bank borrowing	1,360,643	-
Total current liabilities	46,489,716	27,974,389

Long-term lease liabilities	35,360	194,373
Total liabilities	46,525,076	28,168,762

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 per value, 500,000,000 shares authorized, 27,500,000 and 25,000,000 shares issued and outstanding as of December 31, 2024 and 2023 respectively	2,750	2,500
Additional paid-in capital	13,880,837	12,536,087
Retained earnings	9,025,081	12,761,088
Total stockholders’ equity	22,908,668	25,299,675
Noncontrolling interests in subsidiaries	(141,935)	(6,529)
Total liabilities and equity	$69,291,809	$53,461,908

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2024	2023

Revenue	$592,517,545	$435,897,718
Cost of revenue	587,142,893	428,686,593

Gross profit	5,374,652	7,211,125

Operating expenses:
Selling and distribution	2,705,604	1,242,157
General and administrative	5,996,638	4,307,141
Total operating costs and expenses	8,702,242	5,549,298

Loss/ income from operations	(3,327,590)	1,661,827

Other (income) expense:
Interest expense, net	570,691	231,633
Currency exchange loss / (gain)	4,092	(1,674)
Write off of property, plant and equipment	-	613
Others	(1,476)	-

Total other expenses	573,307	230,572

Loss/ income before provision for income taxes	(3,900,897)	1,431,255
(Write-back) / provision for income taxes	(29,484)	298,605
Net (loss)/income	$(3,871,413)	$1,132,650

Comprehensive (loss)/ income	$(3,871,413)	$1,132,650

Attributable to:
Equity holders of the Company	$(3,736,007)	$1,139,226
Non-controlling interests	(135,406)	(6,576)
	$(3,871,413)	$1,132,650

Basic and diluted earnings per ordinary share*	$(0.136)	$0.045

Weighted average number of ordinary shares outstanding - basic and diluted	27,500,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- Controlling interests	Total equity

January 1, 2023	21,250,000	$2,125	$488,198	$11,621,862	$-	$12,112,185

Issuance of shares net of share offering costs	3,750,000	375	12,047,889	-	-	12,048,264

Non-controlling interest arising on incorporation of new subsidiary	-	-	-	-	47	47

Net income	-	-	-	1,139,226	(6,576)	1,132,650

December 31, 2023	25,000,000	$2,500	$12,536,087	$12,761,088	$(6,529)	$25,293,146

Issuance of shares net of share offering costs	2,500,000	250	1,344,750			1,345,000

Net loss	-	-	-	(3,736,007)	(135,406)	(3,871,413)

December 31,2024	27,500,000	$2,750	$13,880,837	$9,025,081	$(141,935)	$22,766,733

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2024	2023

Cash Flows from operating activities:
Net (loss) / income	$(3,871,413)	$1,132,650
Adjustment to reconcile net income to net cash used in operating activities:
Depreciation and amortization	357,482	170,826
Depreciation of right-of-use assets	170,060	142,888
Write off of property, plant and equipment	-	613
Change in fair value of derivative	(266,189)	(138,122)
Changes in operating assets and liabilities
Accounts receivable	(11,553,754)	(6,679,674)
Prepayments and other current assets	(3,768,410)	(19,042,364)
Accounts payable	14,554,185	14,779,300
Accrued expenses and other liabilities	2,619,266	218,115
Lease liabilities	(177,780)	(120,781)
Taxes payable	(6,663)	(496,305)
Net cash used in operating activities	(1,943,216)	(10,032,854)

Cash flows from investing activity:
Purchase of property, plant and equipment	(144,446)	(773,863)
Net cash used in investing activity	(144,446)	(773,863)

Cash flows from financing activities:
Proceed from issuance of shares net of share offering costs	1,345,000	13,176,717
Advance drawn down from bank	1,360,643	-
Net cash provided by financing activities	2,705,643	13,176,717

Net increase in cash	617,981	2,370,000
Cash at the beginning of the year	7,402,890	5,032,890
Cash at the end of the year	$8,020,871	$7,402,890

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$591,858	$302,486
Income taxes	$28,057	$794,910

NON-CASH TRANSACTION OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and lease liabilities	$372,134	$496,230

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International is a holding company without any operations and owns 100% of Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing one-stop solutions for vessel refueling, which is referred to as facilitator in the bunkering industry. The Company facilitates vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel from suppliers and arranging the delivery of which to customers.

Business Reorganization and Listing of shares in Nasdaq

On March 23, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”). The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares on March 27, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. Upon completion of the Offering 3,750,000 new shares were issued, and the ordinary share capital of the Company became $2,500, representing 25,000,000 shares of $0.0001 par value.

The total number of ordinary shares issued and outstanding as of December 31, 2023 was 25,000,000 shares. The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL”. Upon completion of the issuance of the shares under the Offering, CBL International is effectively owned 52.7% by CBL (Asia), 32.3% by Straits and 15.0% by public shareholders.

On July 22, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with an investor (the “Investor”) pursuant to which, the Investor purchased 2,500,000 Ordinary Shares of the Company of par value $0.0001 per share (the “Shares”) at a purchase price of $0.55 per share (the “Securities”). Upon the closing of the Private Placement on August 22, 2024, the Shares were issued to the Investor. As of December 31, 2024, the number of ordinary shares issued and outstanding was 27,500,000.

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Percentage of ownership	Principal activities
CBL International Limited (“CBL International”)	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited (“Banle BVI”)	British Virgin Islands	100% by CBL International	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100% by Banle BVI	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle HK”)	Hong Kong	100% by Banle BVI	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100% by Banle HK	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	Investment holding
Majestic Energy (Shenzhen) Co. Limited	PRC	100% by Banle China	Investment holding (Dormant)
Majestic Energy (Singapore) Pte Limited (“Majestic Singapore”)	Singapore	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy (Europe) Limited (“Banle Europe”)	Ireland	100% by Banle BVI	Business management
Banle Energy (Ireland) Limited (“Banle Ireland”)	Ireland	55% by Banle Europe	Sales and distribution of marine fuel

2. Summary of Significant Accounting Policies

A. Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of CBL International Limited and Subsidiaries. Non-controlling interest is recorded in the consolidated financial statements to recognize the minority ownership interest in the consolidated subsidiaries. Non-controlling interest in the profits and losses represent the share of net income or loss allocated to the minority interest holders of the consolidated subsidiaries. All intercompany transactions and balances have been eliminated in these consolidated financial statements.

B. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. The most significant estimates and judgments include the useful life of property, plant and equipment, income taxes and uncertain tax positions. Actual amounts could differ from those estimates.

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

D. Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2023, the Company’s cash was below RMB 500,000 and so it that fully insured. The Hong Kong Deposit Protection Board insures up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, approximately $6,372,000 was not insured by the Hong Kong Deposit Protection Board. While management believes that these financial institutions and platform fund holders are of high credit quality, it continually monitors their credit worthiness.

Major Customers and Suppliers

During the years ended December 31, 2024 and 2023, three of the Company’s customers accounted for more than 10% of revenue:

	2024	2023
Revenue:
Customer A	24.7%	38.6%
Customer B	14.1%	11%
Customer J	11%	6.8%

As of December 31, 2024 and 2023, the following customers accounted for more than 10% of the Company’s accounts receivable:

	2024	2023
Accounts receivable:
Customer B	6.7%	13.8%
Customer I	-	14.7%
Customer H	12.0%	-
Customer J	18.4%	15.6%
Customer K	11.0%	14.6%
Customer L	30.4%	-

The top three suppliers that individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Cost of revenue:
Supplier A	22.2%	15.7%
Supplier C	4.0%	13.4%
Supplier F	10.8%	7.9%

As at December 31, 2024 and 2023, the following suppliers accounted for more than 10% of the Company’s accounts payable:

	2024	2023
Accounts payable:
Supplier C	1.9%	13.4%
Supplier E	4.1%	13.3%
Supplier F	24.7%	10.1%
Supplier N	11.6%	1.2%

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

G. Fair value measurements

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

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

The Company’s financial instruments include cash, accounts receivable, derivative assets/liabilities, prepayments and other current assets, due from related parties, accounts payable, taxes payable and accrued expenses and other current liabilities. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2024 and 2023.

The Company had no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2024 and 2023.

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

J. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. Examples of such triggering events include a significant disposal of a portion of such assets and adverse changes in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, requires subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2024 and 2023.

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

N. Income Taxes

Income taxes are accounted for in accordance with FASB ASC Topic 740 which utilizes the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recorded as a component of the provision for income taxes in the period that includes the date of the enactment.

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

The remaining carrying value of the Company’s net deferred tax asset, after recording the valuation allowance, is based on the Company’s present belief that it is more likely than not that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to utilize such net deferred tax asset. The amount of the remaining net deferred tax asset considered recoverable could be adjusted if the Company’s estimates of future taxable income during the carryforward period change favorably or unfavorably. To the extent the Company believes that it is more likely than not that some or all of the remaining net deferred tax asset will not be realized, the Company must establish a valuation allowance against the net deferred tax asset, resulting in additional income tax expense in the period such determination is made. To the extent a valuation allowance currently exists, the Company will continue to monitor all positive and negative evidence until the Company believes it is more likely than not that it is no longer necessary, resulting in an income tax benefit in the period such determination is made.

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

The Company tests right-of-use assets in an operating or finance lease at the asset group level (because these assets are long-lived non-financial assets and should be accounted for the same way as other long-lived non-financial assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Q. Recently adopted Accounting Standards

During the year ended December 31, 2024, there have been no accounting standards that, upon adoption, had a material impact on the Company’s consolidated financial statements.

R. Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2024-03, which addresses the disaggregation of income statement expenses under Subtopic 220-40. The update aims to provide more detailed information about a public business entity’s expense, helping investors understand better the entity’s performance, assess the entity’s prospects for future cash flows, and compare the entity’s performance over time and with other entities. Entities are required to disclose, in the notes to financial statements, specific information about certain costs and expenses. This includes purchases of inventory, employee compensation, depreciation, intangible asset amortization. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements and will not elect early adoption.

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

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness based on expected exposure. The payment terms with customers are based on each customer’s creditworthiness and are generally 30 to 90 days, although certain markets and other customer-specific factors may warrant longer payment terms. Accounts receivable balances that are not paid within the terms of the sales agreement may be subject to finance fees based on the outstanding balance. Although the Company analyses customers’ payment history and expected creditworthiness, since the Company extends credit on an unsecured basis to most of its customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

The Company had accounts receivable of $36,679,605 and $25,125,851 as of December 31, 2024 and 2023, respectively, of which accounts receivable from the top five customers accounted for $28,781,534 and $14,487,032 as at December 31, 2024 and 2023, represented approximately 78.5% (the largest of which accounted for 30.4%) and 57.7% (the largest of which accounted for 15.6%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of December 31, 2024 and 2023 and no bad debt expense for the years then ended.

As the Group was offered certain invoice factoring facilities with a commercial bank (see Note 7), invoices sold under the non-recourse basis were not recorded as accounts receivable in the Company’s consolidated financial statements.

During the year ended December 31, 2024, the Company was offered a loan facility backed by accounts receivable of certain qualifying customers. The accounts receivable utilized to back the loan drawn under this arrangement remained as accounts receivable in the Company’s consolidated financial statements

Subsequent to December 31, 2024, all accounts receivable recorded on December 31, 2024 have been collected substantially within their respective credit periods.

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

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of December 31, 2024
Derivative asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$294,965	$-	$294,965

	As of December 31, 2023
Derivative asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$28,776	$-	$28,776

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of December 31, 2024 and 2023:

	December 31,		December 31,
Derivative Instruments	Units	2024	Units	2023
Commodity contracts
Long	Metric ton	22,550	Metric ton	16,750
Short	Metric ton	-	Metric ton	-

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gain during the years ended December 31 2024 and 2023:

	Location	2024	2023

Gain from commodity contracts	Cost of revenue	$1,125,273	$407,098

5. Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2024	2023
Prepayments and other receivable	$1,785,635	$1,686,014
Deposits	21,299,964	17,631,175
Total	$23,085,599	$19,317,189

Prepayments as of December 31, 2024 principally represent advance payments to various suppliers and service providers for goods and services to be provided subsequently. Deposits of $17,549,000 were placed with suppliers to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The amount of property and equipment are as follows:

	As of December 31,
	2024	2023
Office equipment, furniture and fixtures	$600,762	$577,594
Less: accumulated depreciation and amortization	317,994	148,083
Office equipment, furniture and fixtures, net	$282,768	$429,511

During the years ended December 31, 2024 and 2023, the Company recorded depreciation expense of approximately $170,000 and $128,000, respectively.

The amount of motor vehicle are as follows:

	As of December 31,
	2024	2023
Motor vehicle	$190,787	$190,787
Less: accumulated depreciation	130,886	112,455
Motor vehicle, net	$59,901	$78,332

During the year ended December 31, 2024 and 2023, the Company recorded depreciation expense of approximately $18,000 and $28,000 respectively.

The amount of computer software costs are as follows:

	As of December 31,
	2024	2023
Computer software	$666,171	$544,893
Less: accumulated amortization	225,364	56,224
Computer software costs, net	$440,807	$488,669

During the years ended December 31, 2024 and 2023, the Company recorded amortization expense related to computer software of approximately $169,000 and $15,000, respectively.

7. Interest Income and Interest Expense

The Group was offered certain factoring facilities with a commercial bank. As of December 31, 2024 and 2023, the factoring facilities were $22 million and $15.2 million respectively. In the facilities, the Company may sell certain of its accounts receivable on a non-recourse basis. Under the arrangement, invoices were not recorded as accounts receivable in the Company’s consolidated financial statements. The Company may elect, before the invoice due dates, payment from the bank certain portion of the invoices so factored. Interest expenses will be charged by the bank on the portion in this respect.

During the year ended December 31, 2024, the Company was offered a receivable-backed loan facility in the amount of $3 million, which allowed the Company to draw advances against the accounts receivable of selected customers accepted by the bank. As of December 31, 2024, the advances drawn under this arrangement were $1,360,643 ($0 as of December 31, 2023).

The interest rates under the factoring agreement range from 5.6% to 6.8% (2023: 5.49% to 6.88%) per annum. The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net:

	For the year ended December 31.
	2024	2023
Interest income	$21,167	$70,853
Interest expense on lease liabilities	(11,719)	(12,379)
Interest expense on factoring arrangement	(580,139)	(290,107)
Total:	$(570,691)	$(231,633)

8. Commitments and Contingencies

As of December 31, 2024, the Company has committed to sell to certain customers to a maximum of 129,500 MT marine fuels with delivery to be made in 2025. The Company has contracted with various suppliers to purchase to a maximum of 101,000 MT marine fuels in the same period.

As of December 31, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the years ended December 31, 2024 and 2023, the Company had $nil and $2,072,386, respectively, of income subject to the Hong Kong Profits Tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the years ended December 31, 2024 and 2023, the Company had $nil and $28,031, respectively, of income subject to the Malaysia Income Tax.

Singapore

Singapore Income Tax is calculated at 17% of the estimated assessable profits for the relevant year. For the years ended December 31, 2024 and 2023, the Company had $nil and $nil, respectively, of income subject to the Singapore Income Tax.

The income tax provision consists of the following:

	2024	2023
Current:
Hong Kong	$(29,689)	$291,326
Malaysia	205	7,279
	$(29,484)	$298,605

Deferred	-	-
	$(29,484)	$298,605

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2024 and 2023, respectively.

	2024	2023
(Loss) \ Income before provision for income taxes	$(3,900,897)	$1,431,255
Tax at the domestic income tax rate of 16.5%	(643,648)	236,157
Tax effect of Hong Kong at graduated rates	21,290	(21,290)
Foreign tax rate differentials	(6,782)	2,102
Non-deductible expenses for tax purpose	370,804	110,412
Unrecognize tax benefit	216,736	-
Non-taxable income	43,921	(22,790)
Prior year accrual	(31,805)	(5,986)
Income tax expense	$(29,484)	$298,605

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the year ended December 31,
	2024	2023
China	$333,722,969	$242,702,176
Hong Kong	179,504,143	137,206,005
Malaysia	58,153,026	46,725,038
Singapore	14,644,074	7,238,512
South Korea	3,942,800	1,373,340
Other	2,550,533	652,647
Total:	$592,517,545	$435,897,718

11. Related Party Transactions and Balances

During the financial year of 2024 & 2023, no transaction with related parties was identified and that there was no balance with any related parties as of December 31, 2024 & 2023.

12. Finance and Operating Leases

The Company leases offices and motor vehicles. The leases are for periods of two to five years. The Company recognized the following total lease cost related to the Company’s lease arrangements:

	For the year ended December 31,
	2024	2023
Finance lease and operating lease costs	181,780	155,267
Expenses relating to short-term leases	66,717	11,217
Total lease cost	$248,497	$166,484

As of December 31, 2024, the Company’s remaining lease payments are as follows:

Leases
2025	$163,550
2026	35,851
Total remaining lease payments (undiscounted)	199,401
Less: imputed interest	5,047
Present value of lease liabilities	$194,354

Supplemental balance sheet information related to leases:

		As of December 31,
	Classification	2024	2023
Assets:
Operating lease assets	Right-of-use lease assets	$168,421	$338,481
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$158,994	$177,761
Lease liability – non-current	Non-current liabilities – lease liabilities	$35,360	$194,373

Other information related to leases for the years ended December 31, 2024 and 2023:

	2024	2023
Weighted-average remaining lease term (years) - operating leases	1.2	2.0
Weighted-average discount rate - operating leases	4.3%	3.9%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$177,780	$120,781

13. Issuance of new shares

During the financial year of 2024, 2,500,000 Ordinary Shares of the Company of par value $0.0001 per share (the “Shares”) were issued.

On August 22, 2024, the 2,500,000 Ordinary Shares of the Company of par value $0.0001 per share were issued through a private placement to an investor at a price of $0.55 per share, and the Company received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company. The placement enlarged the number of ordinary shares issued and outstanding as of August 22, 2024 from 25,000,000 to 27,500,000, and the ordinary share capital increased from $2,500 to $2,750. Accordingly, the excess of proceeds raised net of expenses and outgoings, mainly legal and professional in nature and incurred directly for the placement, were credited to the additional paid-in capital. In this connection, the additional paid-in capital increased from $12,536,087 to $13,880,837.

