Form 20-F
period 2025-12-31
CBL International Ltd
filed 2026-04-17
CIK 1914805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Teck Lim CHIA, Chief Executive Officer

Telephone: +60 3 2706 8280

Email: wchia@cbl-grp.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, par value $0.0001 per share	BANL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g): None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,175,000 Class A Ordinary Shares and 14,325,327 Class B Ordinary Shares were outstanding as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Banle BVI” are to Banle International Group Limited, a company incorporated in the BVI with limited liability on July 2, 2020, and our direct wholly-owned subsidiary;

●	“Banle China” are to Banle International (China) Limited, a company incorporated in Hong Kong with limited liability on March 31, 2021, and our indirect wholly-owned subsidiary;

●	“Banle Energy HK” are to Banle Energy International Limited, a company incorporated in Hong Kong with limited liability on August 18, 2015, and our indirect wholly-owned subsidiary;

●	“Banle Europe” are to Banle International (Europe) Limited, a company incorporated in Dublin of Ireland with limited liability on September 13, 2023, and our indirect wholly-owned subsidiary;

●	“Banle Malaysia” are to Banle International (Malaysia) Sdn Bhd, a private company limited by shares duly incorporated in Malaysia on July 16, 2020, and our indirect wholly-owned subsidiary;

●	“Banle Marketing” are to Banle International Marketing Limited, a Labuan company limited by shares incorporated in the Federal Territory of Labuan, Malaysia on August 18, 2020, and our indirect wholly-owned subsidiary;

●	“Banle Singapore” are to Banle International (Singapore) Pte Ltd (formerly known as Majestic Energy (Singapore) Pte Ltd), a company incorporated in Singapore with limited liability on January 11, 2022, which changed its name to Banle International (Singapore) Pte Ltd effective May 8, 2025, and our indirect wholly-owned subsidiary;

●	“CAGR” are to compound annual growth rate;

●	“CBL International” are to CBL International Limited, an exempted company incorporated with limited liability in the Cayman Islands on February 8, 2022;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Class A Ordinary shares” are to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary shares” are to our Class B ordinary shares, $0.0001 par value per share;

●	“Companies Act” are to Companies Act, Cap.22 (As Revised) of the Cayman Islands;

●	“FY2023” are to the financial year ended December 31, 2023;

●	“FY2024” are to the financial year ended December 31, 2024;

●	“FY2025” are to the financial year ended December 31, 2025;

●	“HK$” are to Hong Kong Dollars, the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region;

●	“IPO” are to the Company’s initial public offering which was consummated on March 27, 2023;

●	“MOPS” are to Mean of Platts Singapore, the average set of Singapore-based oil product price assessments published by Platts and the benchmark price in Asia for most refined products;

●	“ordinary shares” are to our Class A and Class B Ordinary Shares, par value US$0.0001 per share;

●	“Operating Subsidiaries” are to Banle Marketing, Banle Energy HK, Banle Singapore and Banle Malaysia;

●	“Reliance HK” are to Reliance (China) Limited, a company incorporated in Hong Kong with limited liability on April 1, 2012, and our indirect wholly-owned subsidiary;

●	“RM” is to Malaysian ringgit, the legal currency of Malaysia;

●	“$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our Company,” “our Group” and “our” are to, prior to the reorganization, Banle BVI and, after the reorganization, CBL International, in each case together with its consolidated subsidiaries as a consolidated entity, as the context requires.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering market in the Asia Pacific, Europe, Australia, Africa and Central America;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	laws, regulations, and policies relating to the bunkering industry in Asia Pacific, Europe, Australia, Africa and Central America, as well as those related to anti-corruption, economic sanction programs and environmental matters;

●	general economic and business conditions;

●	fluctuations in fuel prices, commodity markets, exchange rates, and interest rates;

●	geopolitical risks, including but not limited to Red Sea crisis, broader Middle East tensions such as the recent escalation of the U.S.-Iran conflict and the closure of the Strait of Hormuz, Gaza-Israel conflict, Russia-Ukraine conflict, U.S.-China trade relations, and potential escalations in global protectionism;

●	trade policies and tariffs, and the potential expansion of trade restrictions could affect trade volumes and bunkering demand;

●	supply chain disruptions, operational volatility due to weather patterns, and shifts in global shipping routes caused by geopolitical or environmental factors;

●	political developments, including elections and policy changes in the U.S. and other major economies, may lead to changes in trade agreements, energy policies, and regulatory frameworks, which could materially impact global shipping activity and fuel demand; and

●	greenhouse gas reduction programs and other environmental and climate change legislation adopted by governments around the world, including cap and trade regimes, carbon taxes, increased efficiency standards, mandates for renewable energy, and evolving IMO regulations, each of which could increase our operating and compliance costs as well as adversely impact our sales of fuel products.

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

3.A. Reserved

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2025 20-F Report in evaluating us and our ordinary shares. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our ordinary shares could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Relating to Our Business and Industry

We are a marine fuel logistics company and rely on our suppliers’ permits, licenses, and compliance with applicable laws for the physical handling and delivery of marine fuel, including biofuels, to our customers. Under our business model, we are not directly involved in the physical handling of marine fuel, biofuels, or other chemicals. However, we may be indirectly affected by risks relating to environmental protection, hazard control, and regulatory compliance, particularly as they pertain to our suppliers and the jurisdictions in which they operate. Supplier non-compliance could result in supply disruptions, increased costs, or reputational harm to our business.

Our operations may be indirectly affected by geopolitical tensions and regional conflicts, including but not limited to the Russia-Ukraine conflict, hostilities in Gaza/Israel, Red Sea disruptions, broader Middle East tensions, heightened US-Iran tensions (including the closure of the Strait of Hormuz) and U.S.-China trade relations. Such conflicts could disrupt global shipping routes (e.g., Suez Canal alternatives increasing voyage lengths), increase fuel price volatility, trigger regional port closures, or lead to the imposition of new sanctions regimes, potentially impacting bunkering demand or logistics. While we do not operate directly in these regions, prolonged instability may affect broader maritime trade patterns, supplier availability, or our compliance costs.

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

We are dependent on the orders from our top five customers during FY2023, FY2024 and FY2025, and loss of any of them would adversely affect our business, results of operations and profitability.

For FY2023, FY2024 and FY2025, the revenue from our five largest customers accounted for approximately 70.3%, 67.2% and 60.0%, respectively, of our total revenue. Although we remain dependent on our top five customers, the decrease in the concentration percentage over the past three years indicates a progressive reduction in our reliance on a limited group of customers and our ongoing efforts to diversify our customer base.

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

Our financial position and profitability are dependent to a large extent on the creditworthiness of our customers and their ability to settle the outstanding amount owed to our Group in accordance with the credit periods we have granted to them. During FY2023, FY2024 and FY2025, the payment terms of our customers, who are mainly international container liner operators, range from 15 days to 45 days. Meanwhile, the payment terms to our suppliers range from 15 days to 30 days.

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

The failure to deliver marine fuel timely to our customers would adversely affect our Group’s reputation, business, financial condition, and results of operations.

We arrange third parties to handle the physical distribution of marine fuel to vessels. The failure of third parties to physically deliver the marine fuel in accordance with the contractual terms would arise from various causes, including but not limited to, interruption of their business, such as, bunker barge engine failure with no alternative bunker barges available. We might need to arrange another supplier to handle the physical delivery of marine fuel, which may cause a delay in meeting our customers’ requirements. In the event that no other supplier is available to handle the physical delivery, our relationship with our customers may be adversely affected and we may be subject to claims and other liabilities, which, in turn, would have an adverse effect on our business, financial condition and results of operations. Delivery delays may also result from factors beyond our or our suppliers’ control, including climate change-related events such as extreme weather conditions that disrupt barge operations or cause port congestion. Any failure to meet customer expectations, whether due to operational, supplier or environmental factors, could damage our reputation and materially and adversely affect our business.

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

Escalating conflicts in the Middle East, particularly involving Iran, could materially disrupt global shipping lanes, increase bunker fuel prices, drive broader transportation cost inflation, and adversely affect our business, financial condition and results of operations.

In late February and March 2026, the Middle East region experienced a significant escalation in conflict following US-Israeli led military actions against Iran and subsequent retaliatory threats, including Iran’s closure of the Strait of Hormuz to commercial shipping. The Strait of Hormuz is a critical chokepoint and its closure or sustained disruption has immediate and severe consequences for global energy and shipping markets.

The impacts of this conflict that could materially affect our operations include bunker fuel price volatility and increased working capital needs. In the immediate aftermath of the escalation, bunker fuel prices surged. Higher fuel prices directly increase our working capital requirements, as we must fund larger purchases of marine fuel from suppliers under existing credit terms before being reimbursed by customers. This strains our liquidity and could limit the volume of business we can transact.

Disruption of shipping routes and services is another significant impact. Major container lines have suspended bookings, paused Middle East services and rerouted vessels away from the region. These diversions extend voyage times, reduce effective vessel capacity and increase fuel consumption and operational costs. Such disruptions also contribute to broader transportation cost inflation, as higher fuel price and longer voyages drive up freight rates across the industry.

Expanded sanctions enforcement may also pose a risk. The U.S. has intensified its sanctions campaign against Iran’s oil revenue, designating numerous “shadow fleet” vessels and related entities. These actions increase our compliance burden and heighten the risk of inadvertently dealing with sanctioned counterparties.

Any of these factors could materially increase our costs, disrupt our supply chain, reduce customer demand, require additional working capital, or otherwise adversely affect our business. The ultimate impact will depend on the conflict’s duration, intensity and the response of global shipping markets, all of which are highly uncertain and beyond our control.

A significant change in container liner schedules would have an adverse effect on our business.

Asia Pacific and Europe are our primary regions for marine fuel consumption, driven by their substantial roles in global trade and high levels of commercial activity. According to the World Shipping Council’s most recent available data for 2024, all of the world’s 15 busiest container ports by throughput are located in either Asia or Europe.

Most of our revenue is from international container liner operators whose vessels sail on regular routes and schedules. In the event that the regular routes, such as the Intra-Asia route, Euro-Asia route and Trans-Pacific route are shortened or suspended permanently or temporarily or liner service schedules are less frequent which are beyond our control, the demand for marine fuel may significantly decrease and our business may be adversely affected. In the event that the regular routes are replaced by other ports which fall outside our supply network of 70+ ports in Asia Pacific, Europe, Australia, Africa and Central America, which currently cover Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam, the demand for marine fuel for refueling may significantly decrease and our business would be adversely affected.

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

Alternative fuels, such as biofuel, liquefied natural gas (the “LNG”), methanol, ammonia, and hydrogen, are becoming more common in the shipping industry.

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

Change in regulation resulting in our suppliers and customers being required to obtain various permits and/or licenses would adversely affect our business.

We provide marine fuel logistic services through various ports in Asia Pacific, Europe, Australia, Africa and Central America, and we would be adversely affected by changes in regulations in the countries and regions where our suppliers and customers are registered. If the relevant governmental departments or organizations release new laws and regulations for the industries in their countries or regions where our suppliers and customers operate, various permits and/or licenses need to be granted and maintained upon their compliance with, amongst others, the applicable criteria set by the relevant governmental departments or organizations. Such criteria may include continued compliance with certain financial, technical and management requirements and the standards of compliance required thereto may change from time to time and we may be required to suspend our operations and may not be able to deliver vessel refueling services due to the inability of our suppliers and customers to obtain and maintain the relevant permits and/or licenses. There are circumstances which are out of our control and may affect our suppliers and customers’ ability to obtain and/or maintain such permits and/or licenses or lead to a suspension or demotion of such permits, licenses and/or qualifications.

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

The bunkering industry is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services in various ports where we provide our marine fuel logistic services. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators. The keen competition might result in a loss of market share which would have an adverse effect on our business, financial condition and results of operations.

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

Increasing scrutiny and evolving expectations from investors, lenders, and other market participants regarding our Environmental, Social, and Governance (ESG) policies may result in increased costs and expose us to elevated risks.

Companies across all industries, including marine fuel logistics, are facing increasing pressure to adopt sustainable practices, reduce carbon footprint, and promote overall sustainability. To retain and attract current and future investors and lenders, we may need to implement stricter ESG procedures, which would require the allocation of additional resources and could lead to increased capital expenditure.

Furthermore, some investors and lenders may exclude marine transport companies from their portfolios due to ESG concerns, limiting our access to both debt and equity capital markets and potentially hindering our growth plans. If such resources become unavailable or if we cannot secure alternative financing on acceptable terms, our ability to execute our business strategy, improve our financial condition and service our debt may be materially and adversely affected. Additionally, ongoing costs related to monitoring and compliance with various ESG requirements are expected to increase.

Regulations on climate change and energy transition may adversely affect our operations and markets.

The evolving regulatory landscape aimed at reducing greenhouse gas emissions presents significant risks. Countries are implementing frameworks that may impact the oil and gas sector, including cap-and-trade systems and carbon taxes. Our ambition to support the IMO’s Net-Zero Framework relies on technological advancements from business partners and supportive government policies, both of which may not develop as anticipated.

Furthermore, heightened public concern about environmental impacts may also influence demand for our services. For instance, increased regulations on greenhouse gas emissions could reduce future demand for oil and gas or further incentivize a transition to alternative energy sources. Any long-term, material adverse effects on the oil and gas production sector could significantly impact our business both financially and operationally, and such effects are difficult to predict with certainty at this time.

Risks Relating to Doing Business in the Jurisdictions We Operate

Economic, political, and other risks associated with operations in the countries in which we operate may adversely affect our business, financial condition and operations.

Since we provide a one-stop solution for vessel refueling in Asia Pacific, Europe, Australia, Africa and Central America, our business is subject to risks associated with conducting business in the countries in which we operate. Our business, financial condition and results of operations would be adversely affected by a variety of factors, including:

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

During FY2025, a significant portion of our revenue was generated from arranging the delivery of marine fuel in ports located in the PRC, primarily attributable to the fact that seven of the world’s top ten ports are in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal conditions in the PRC. The economy of the PRC is affected by, among others, government regulation, the level of development, growth rate and the allocation of resources. Any changes in the political, economic and social conditions of the PRC may affect our business.

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

Risks Relating to Doing Business in China

Our operations are based in Malaysia, Hong Kong, Singapore, and Ireland. All of our transactions for vessel refueling services were concluded in Hong Kong, Malaysia and Singapore and our revenue was booked under our subsidiaries established in these jurisdictions. Demand for bunkering services is influenced by the operational routes of the customers, primarily international container liner operators and carriers, who predominantly select ports based on voyage efficiency and throughput capacity. Although we deliver our services through our suppliers mainly in China and Hong Kong, nearly all our customers are international container liner operators from outside of China and Hong Kong.

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

The Chinese government may exercise significant oversight and discretion over our business, and the complex and rapidly evolving regulatory environment in the PRC could adversely affect our operations and the value of our securities.

Depending on the needs of our target customers whose sailing routes cover different ports worldwide, we need to provide marine fuel logistic services through ports in the PRC. Our business is therefore subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. The regulations to which we are subject may change rapidly and with little notice to our shareholders or us. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restricts or otherwise unfavorably impacts the ability or manner in which we conduct our business, could require us to change certain aspects of our business to ensure compliance. Such changes could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, which could in turn materially decrease the value of our ordinary shares.

China’s economic, political and social conditions, as well as changes in government policies, laws and regulations, could have an adverse effect on our business.

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

The PRC government has historically introduced measures aimed at promoting economic growth, attracting foreign investment, and supporting industry development. However, there is no certainty that such policies will remain unchanged or that future regulatory adjustments will not present new challenges to businesses operating in or transacting with Chinese ports. Additionally, broader social or political shifts in China could create conditions that may affect certain aspects of our operations. Any such developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event that we rely on dividends and other distributions on equity paid by our Hong Kong subsidiaries to fund any cash and financing requirements we may have, any limitation on the ability of our Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The Anti-Monopoly Law, promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and last amended on June 24, 2022 and effective August 1, 2022, and its implementing regulations, including the Rules of the State Council on Declaration Threshold for Concentration of Undertakings, last amended January 22, 2024, require that transactions deemed to constitute concentrations involving parties with specified turnover thresholds be cleared by the anti-monopoly enforcement agency of the State Council prior to completion.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, effective January 18, 2021, which require foreign investments in certain key areas with national security concerns that result in the acquisition of de facto control of the invested companies to be filed with the relevant working mechanism office prior to implementation. In addition, acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security are subject to security review before consummation. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations could be time-consuming, and any required approval or clearance from the Ministry of Commerce may delay or inhibit our ability to complete such transactions, which could adversely affect our ability to expand our business or maintain our market share.

Economic substance legislation of the Cayman Islands may impact on us and our operations.

The Cayman Islands introduced the International Tax Co-operation (Economic Substance) Act (the “Substance Act”) effective from January 1, 2019, which established certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

Risks Relating to Our Ordinary Shares

We could fail to maintain the listing of our Class B Ordinary Shares on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital.

Our Class B Ordinary Shares are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum market value, minimum share price, and certain corporate governance requirements. We cannot assure you that our Class B Ordinary Shares will continue to be listed on Nasdaq in the future.

On August 13, 2025, we received a deficiency letter from the Listing Qualifications Department of the Nasdaq (the “Staff”), notifying us that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days.

In accordance with Nasdaq Listing Rules, we were initially provided 180 calendar days, or until February 9, 2026, to regain compliance with the Minimum Bid Price Requirement. Although we did not regain compliance with the Minimum Bid Price Requirement within the initial compliance period, we submitted a request for an extension to Nasdaq. Nasdaq approved such request and granted us an extended period of 180 calendar days, or until August 10, 2026, to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. This extension was granted based on our satisfaction with all other applicable listing standards and our written notice of intent to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

We may regain compliance at any time during this extended period if the closing bid price of our ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days. Nasdaq may, however, in its discretion, require our shares to maintain a bid price of at least $1.00 for a longer period, generally not exceeding 20 consecutive business days, before determining that we have demonstrated the ability to maintain long-term compliance. There can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement during the extension period or that we will continue to satisfy Nasdaq’s other continued listing requirements. If we fail to regain compliance by August 10, 2026, Nasdaq will provide notice that our ordinary shares are subject to delisting. We would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that any such appeal would be successful.

If Nasdaq delists our Class B Ordinary Shares from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter (“OTC”) market. If this were to occur, we could face significant material adverse consequences, including:

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” To the extent the Class B Ordinary Shares are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Upon delisting from Nasdaq, our Class B Ordinary Shares may be traded, if at all in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on securities exchanges such as Nasdaq. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than exchange-listed stocks. Additionally, institutional investors are often prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Class B Ordinary Shares are delisted, your ability to transfer or sell your Class B Ordinary Shares may be limited and the value of those securities will be materially adversely affected.

Our existing shareholders will continue to have substantial control over us, which could severely limit the ability of our other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

CBL (Asia) Limited, a company controlled by Dr. Teck Lim Chia, our director and Chief Executive Officer, and Straits Energy Resources Berhad, are the two largest shareholders of our company. Following the share class reclassification as approved in November 2025, we now have two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to ten votes, and each Class B Ordinary Share is entitled to one vote. As of the date of this report, CBL (Asia) Limited beneficially owns all outstanding Class A Ordinary Shares. Straits Energy Resources Berhad beneficially own approximately 53.4% of our total outstanding Class B Ordinary Shares. On a combined voting power basis, taking into account the super-voting rights of Class A Ordinary Shares, CBL (Asia) Limited controls approximately 90.2% of the total voting power of the Company.

As a result, CBL (Asia) has the ability to exert significant influence or actual control over our management and affairs and over matters requiring shareholder approval, including the appointment of directors, mergers, consolidations or sales of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control will limit the ability of other shareholders to influence corporate matters and could have the effect of delaying or preventing a change in control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our Class B Ordinary Shares to decline or prevent our shareholders from realizing a premium over the market price for their shares. Accordingly, the Class B Ordinary Shares held by you may be worth less than they would be if CBL (Asia) did not maintain voting control over us.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Dr. Teck Lim Chia, our director and Chief Executive Officer, holds approximately 90.2% of our aggregate voting power, which is more than 50% of our total aggregate voting power of our ordinary shares for the election of directors through CBL (Asia) Limited’s ownership of 100% of our issued and outstanding Class A Ordinary Shares. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The trading price of our Class B Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class B Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. For instance, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our Class B Ordinary Shares. In addition, the price and trading volume of our Class B Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other service providers in the bunkering industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the bunkering industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management; and

●	sales or perceived potential sales of additional Class B Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class B Ordinary Shares.

Our Class B Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. The U.S. stock market has witnessed occasional instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with initial public offerings, especially among those with relatively smaller public floats, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Although the specific cause of such volatility may be unclear, our anticipated public float may amplify the impact of the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our Class B Ordinary Shares, regardless of our actual or expected operating performance. Should our Class B Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class B Ordinary Shares. In addition, investors of our Class B Ordinary Shares may experience losses, which may be material if such investors purchase our Class B Ordinary Shares prior to any price decline.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may provide from time-to-time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of our Class B Ordinary Shares could decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class B Ordinary Shares and trading volume could decline.

The trading market for our Class B Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Class B Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class B Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our Class B Ordinary Shares to decline.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the Class B Ordinary Shares and could diminish our cash reserves.

On June 3, 2025, we announced the launch of a share repurchase program. The share repurchase program was approved by the Company’s board of directors and authorizes the Company to repurchase up to the lesser of $5.0 million in the Company’s Class B Ordinary Shares, par value $0.0001 per share, or $5.0 million Class B Ordinary Shares. The share repurchase program will expire on April 15, 2028. Repurchases under the share repurchase program may be made in the open market, with the amount and timing of repurchases depending on market conditions and corporate needs. This share repurchase program does not obligate the Company to acquire any particular amount of Class B Ordinary Shares, and the share repurchase program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

As of December 31, 2025, we repurchased 52,175 shares of Class B Ordinary Shares under this share repurchase program at an average price of $0.9364 per share, for a total consideration of approximately $48,857. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the Class B Ordinary Shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the Class B Ordinary Shares and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the Class B Ordinary Shares. For example, the existence of a share repurchase program could cause the price of the Class B Ordinary Shares to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the Class B Ordinary Shares. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the Class B Ordinary Shares may decline below the levels at which we determine to repurchase the Class B Ordinary Shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

Our Company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to ten votes per share and holders of Class B Ordinary Shares are entitled to one vote per share. Each Class A Ordinary Share is convertible into one Class B Ordinary Share at any time by the holder thereof, while Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Upon any direct or indirect transfer of Class A Ordinary Shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A Ordinary Shares will be automatically and immediately converted into the equal number of Class B Ordinary Shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this report, Dr. Teck Lim Chia, our Chairman, Chief Executive Officer and Acting Chief Financial Officer, beneficially owned 90.2% of the aggregate voting power of our Company. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Dr. Teck Lim Chia has considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class B Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of the IPO. We cannot predict if investors will find our Class B Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class B Ordinary Shares less attractive as a result, there may be a less active trading market for our Class B Ordinary Shares and the trading price of our Class B Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.  However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. We have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia and Hong Kong. In addition, all of our current directors and officers are nationals and residents of countries other than the United States: a majority of our directors and officers (including our Chairman, Chief Executive Officer and acting Chief Financial Officer, Dr. Teck Lim Chia, our vice president and director, Mr. Logeswaran Ramasamy, and our three independent directors Ms. Karen Yee Lynn Cheah, Mr. Koon Liang Ong and Mr. Khai Fei Wong) are permanent residents of Malaysia; and Mr. Yuan He, our director and senior vice president, and Mr. Chi Kwan Fung, our vice president and assistant Chief Financial Officer, are permanent residents of Hong Kong.

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

The history of our Group can be traced back to 2015 when Banle Energy HK was incorporated in Hong Kong. Dr. Teck Lim Chia, our founder, has over 20 years of experience in the oil and gas related industries and business management. Before founding our Group in 2015, he was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in fuel oil business from April 2006 to June 2008, with his last position as the general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and undertook the role of developing the company’s international business and network. From October 2011 to January 2017, Dr. Chia served as a director of an oil trading company. Dr. Chia has significant experience in overall operations, management and strategic planning in relation to the provision of vessel refueling services.

With the insight of our founder and the joint efforts of our management team, despite our relatively short history, our Group managed to expand our vessel refueling services in a rapid manner. Prior to the Group’s listing on Nasdaq on March 23, 2023, geographically, we focused mainly on the Asia Pacific where we were able to provide vessel refueling services in approximately 36 ports in the region. Subsequent to the listing on Nasdaq, because of the availability of additional financial resources, the Group continued to obtain more new customers, proceeded on the expansion of our services to Europe by taking pro-active measures including, amongst the others, the establishment of presence in Dublin of Ireland. As of April 2026, our supply network had been expanded to include approximately 70+ ports in the Asia Pacific, Europe, Australia, Africa and Central America, covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam.

As at the end of FY2025, our Group comprises our Company, Banle BVI, Banle China, Banle Energy HK, Banle Europe, Banle Malaysia, Banle Marketing, Banle Singapore and Reliance HK.

4.B. Business Overview

Brief Introduction

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel, including both fossil fuel and alternative fuel such as biofuel and LNG, from our suppliers and arranging for the marine fuel to be delivered by the suppliers to our customers.

Previously focused more on container liners, the Company has broadened its customer base to include bulk carriers and tankers, contributing to revenue diversification. CBL operates in fossil fuel and sustainable fuel markets, with a presence across Asia Pacific, Europe, Australia, Africa, and Central America.

Customer Focus

All along, world-renowned container liner operators have been identified as our major customers. Container liner operators have a property of providing liner services on a schedule with fixed port rotation and fixed frequency, which, like bus operation, goes on fixed routes and calls at fixed stops. So long as we can provide vessel refueling services in as many ports as possible, we are able to provide more and more options to the liner operators to fulfill their day-to-day vessel refueling needs. Based on this belief, the continual expansion of our supply network naturally becomes our business development strategy. In recent years, other than the container liner operators, we have started to expand our customer base by exploring more opportunities with the bulk carriers and oil/gas tankers, which, unlike container liners, usually run on port-to-port basis. Depending on market demand, bulk carriers and oil/gas tankers are contracted to sail from any one port to another. In this regard, their operation is similar to that of chartered vehicles, in which their routes and schedules vary according to customers’ orders. We strongly trust that our expanded service network that covers 70+ ports in Asia Pacific, Europe, Australia, Africa and Central America would play a pro-active role in promoting our vessel refueling services to both the liner operators and the bulk carriers and oil/gas tankers operators notwithstanding the differences between their nature of business. We shall continue to strengthen ourselves persistently by expanding our service network to cover more ports and providing more value-added services to cater for our customers’ vessel refueling demands.

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

Market Focus

In respect of market focus, we have been concentrating on the Asia Pacific region for years. But soon after our listing of the group on Nasdaq in March 2023, we started to go for expansion of our supply network to cover also major ports in Europe. Our existing customers who are mainly running on Euro-Asia route and Intra-Asia route would definitely need vessel refueling in the major ports in the Asia Pacific region that they call at for loading and unloading of containers/cargoes. For the same reason, when our supply network is expanded to cover European ports, our existing customers’ needs of vessel refueling can also be fulfilled when they arrive at Europe and get ready to return to Asia. Among our extensive supply network of 70+ ports, nine are within the top ten container ports in 2024 in terms of throughput volume globally. We strongly believe that such an extensive network would not only help to expand our services to existing customers, but also promote our services to new customers who may have the need of vessel refueling in the regions where we operate.

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

For the purpose of reducing GHG emissions from ships, IMO adopted an initial strategy in 2018, which was then revised in 2023 with strengthened ambitions. As such, while fuel oil remained our primary product in 2023, we put a lot of effort in the exploration of alternative fuels such as liquefied natural gas, biofuel, methanol, hydrogen and ammonia which can be used alone or either in combination with conventional fuel oil to achieve decarbonization of shipping transportation and the enhancement of environmental protection. We have to pay special attention to any prospective change in our product’s quality in order to maintain our competitiveness in the market. We also need to carefully monitor any prospective change in fuel quality standards, such as compliance with FuelEU Maritime’s 2% GHG intensity reduction target (effective 2025, escalating to 6% by 2030), to maintain our competitiveness in the market.

Price Fixing Criteria

Endeavoring to ensure a positive gross profit, we basically price our services on a “cost plus” basis, i.e., we are able to obtain a premium, being the difference between the selling price per metric ton of marine fuel sold to our customers and the purchase cost from our suppliers. Therefore, a profit margin would be ensured, and our management focus should then be put mainly on the increase of sales volume. However, our operation is limited by the working capital available to us for a given period of time. If the marine fuel prices increase substantially, we could purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. Since revenue is the denominator in calculating the gross profit margin, when marine fuel price increases, our gross profit margin inherently decreases notwithstanding our “cost plus” pricing policy which only ensures a monetary amount (i.e., the premium). Given the nature of our business, our gross profit margin will be inevitably affected by the fluctuation of marine fuel price, and hence gross profit margin is generally not a key indicator for evaluation of our profitability. To mitigate this, we may from time to time employ hedging strategies or engage in supplier negotiations to manage our exposure to price volatility, although such measures may not fully offset the impact of significant price fluctuations.

Market Interruption

During 2024 and 2025, the most significant factors affecting the global economy, shipping industry, oil price and bunkering industry were the conflicts in Gaza and the broader Middle East, the Russia-Ukraine conflict and various tariffs imposed by the U.S. administration. For more information about the impact of these two incidents, please refer to 5.A – Operating Results – Macroeconomic Environment. As a matter of fact, these two incidents have not brought any material impact to our business activities.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the years ended December 31,
	2025	2024	2023
China	$378,740,000	$333,723,000	$242,703,000
Hong Kong	139,370,000	179,505,000	137,207,000
Malaysia	8,691,000	58,154,000	46,726,000
Singapore	7,297,000	14,645,000	7,239,000
South Korea	684,000	3,943,000	1,374,000
Others	3,712,000	2,551,000	653,000
Total:	$538,490,000	$592,518,000	$435,898,000

For the year ended December 31, 2024, “Others” include Europe, Japan, Vietnam and Thailand. For the year ended December 31, 2025, “Others” include Europe, Vietnam and Thailand.

Competition in the Bunkering Industry

The marine fuel supply and bunkering industry is highly competitive and fragmented. Other bunkering facilitators and bunkering arms of oil majors or traders may also engage in provision of vessel refueling services. We consider our main competitors to be other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators. If our competitors, for the purpose of increasing their market share, undercut marine fuel prices, customers may choose to procure vessel refueling services with them in this regard. The following are the key factors relevant to the competition in the bunkering industry:

●	established relationships with stakeholders: in light of the voyage characteristics of vessels traveling across multiple ports, bunkering facilitators are required to establish their regional presence by engaging actively with multiple suppliers to cater to the dynamic ordering requirements from vessels;

●	professionalism and technical know-how: bunkering facilitators with capability to offer value-added solutions in relation to vessel refueling including but not limited to the foresightedness on marine fuel development trends, the ability to ensure timely delivery of marine fuel and the strong commitment to meet with international and local bunkering standards are highly preferred by customers;

●	capital requirement: substantial working capital is often required for bunkering facilitators to source marine fuel from suppliers; and

●	adoption of sustainable fuels: competitors that offer sustainable marine fuels at scale (e.g., in bulk/cargo segments) may gain a competitive advantage amid increasing regulatory pressure to reduce emissions.

Our Competitive Strengths

We believe the following factors contribute to our competitive position in the market:

Flexible and integrated services through our supply network

We are able to provide tailor made integrated solutions for (i) structuring fixed term contracts in a reliable manner for our customers over a fixed period for the ease of convenience of container liners operating under regular schedule; (ii) fulfilling detailed requirements of marine fuel including fossil fuels and alternative fuels, with quality assurance pursuant to the technical requirement of the requested vessels; (iii) providing customers with trade credit in relation to vessel refueling; and (iv) handling the emergencies and contingencies.

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

Strong presence in major ports in the Asia Pacific and emerging presence in Europe

As of April 2026, we had already established an extensive supply network that covers 70+ ports in the Asia Pacific, Europe, Australia, as well as Africa and Central America. Out of these 70+ ports, nine ports are within the top ten container ports (in terms of throughput volume globally) where the world’s top liners operators frequently visit to have loading and unloading of containers as well as vessel refueling. Although the bunkering industry is fragmented, our Group is considered one of the few leading bunkering facilitators in some of the Asia Pacific regions, such as Hong Kong and the PRC. We also started to establish a presence in the European market in 2023.

Effective treasury management system

An effective treasury management system is important to us for planning, organizing and controlling our working capital in order to optimize our use of funds as well as maintaining our liquidity. We have implemented an effective treasury management system to monitor our cash position on a continuous basis with an aim of allocating our resources efficiently in order to maximize our profitability. Our treasury management system is designed to ensure that our cash balance is maintained at the appropriate levels such that we are in the position to capture potential business opportunities while ensuring the efficient operation of our business.

Sustainable growth with minimal fixed asset investment

We focus on investing in the expansion of our supply network instead of in fixed assets, such as bunker barges in each of the ports where we provide vessel refueling services. According to relevant government policies and regulations, most of our suppliers can only provide vessel refueling at their respective ports. We operate using a model which enables us to react swiftly to changing demand patterns among the ports in various regions. If the demand for vessel refueling at any particular port changes, we can quickly adjust our services by providing our services at ports nearby within our supply network. For example, when Red Sea disruptions in 2025 caused shifts in shipping routes, our network allowed us to seamlessly reallocate services without experiencing revenue loss.

Our business model minimizes our need to invest in fixed assets as we rely upon our extensive industry knowledge and established third-party relationships to arrange for the physical delivery of marine fuel to our customers.

Furthermore, port disturbances, which include, among other things, adverse weather condition, port congestion, change in government regulations and temporary closures due to unforeseeable event (such as COVID-19 outbreak), do not have material adverse impact on our Group’s business given our ability to re-arrange refueling of the vessel to the next feasible port under our Group’s extensive supply network. Our established supply network allows us to grow our business without substantial capital investments, which, in turn, reduces our overall operating risk, provides more flexibilities, enhances our profitability and has a shorter investment return period when developing new locations.

Climate Change and Sustainability

Climate Change

Climate change continues to be a pressing global concern, marked by a growing divergence among major powers in their approaches to addressing this critical issue. According to the European Commission, the European Union (EU) had achieved a 37% reduction in greenhouse gas (GHG) emissions by the end of 2023 compared to 1990 levels, and expects to be nearly on track to meet its 2030 climate goal. In light of this progress, the European Commission plans to introduce more stringent legislative measures to further support this initiative by the third quarter of 2026. This follows the inclusion of maritime transport emissions in the European Union Emissions Trading System (EU ETS) starting in 2024, aimed at enhancing accountability and driving emission reductions across various sectors. However, some EU member states have expressed concerns regarding the potential impact of these policies on global competitiveness and the economic implications of the proposed updates to the climate law.

In contrast, the United States has experienced a significant shift in climate policy under the administration of President Trump. In February 2025, the administration initiated action to reverse the US Environmental Protection Agency’s 2009 endangerment finding, which serves as the foundation of all GHG regulations under the Clean Air Act. This decision is expected to reshape the regulatory landscape surrounding climate issues for the foreseeable future. Additionally, the administration undertook several actions, including withdrawing the United States from the Paris Climate Agreement (for the second time), pausing funding for international climate finance and multilateral adaptation programs, and revoking various federal rules that supported electric vehicles, EV infrastructure, and renewable energy. Efforts were also made to dismantle the previous administration’s environmental justice framework. By reducing regulatory barriers, the administration aimed to enhance fossil fuel production, raising questions about the long-term implications for global climate initiatives and the United States’ commitment to addressing climate change.

As of 2026, the U.S. Securities and Exchange Commission (SEC) is in a complex position regarding climate disclosure rules. Following a voluntary stay in 2024, the SEC officially ended its legal defense of these regulations in March 2025. Although they remain on the books, these rules are effectively dormant at the federal level due to shifts in regulatory priorities. Nevertheless, the SEC continues to monitor material climate risks based on existing 2010 guidance, and updates to the EDGAR Next filing system in 2025 have streamlined the submission of any voluntary climate data. This evolving regulatory landscape underscores the challenges and uncertainties that climate policy in the United States currently faces. It remains unchanged that exemptions apply to certain issuers, such as emerging growth companies (EGCs).

A significant milestone in the global decarbonization efforts for maritime shipping has also been postponed. During its meeting in October 2025, the International Maritime Organization (IMO) voted to delay by one year the decision on the highly anticipated Net-Zero Framework, which aims to establish binding GHG standards and a global carbon pricing mechanism for the shipping industry.

While these regulatory changes have not yet significantly affected our operations, they have the potential to adversely affect our business. Additionally, fluctuations in demand for our services – driven by changes in costs, consumer preferences, and weather patterns – along with the economic health of the regions in which we operate, could materially affect our business, financial condition, results of operations, and cash flows.

Although the specific impacts of these or other future measures, as well as the divergence between U.S. and international ESG priorities, are difficult to predict with precision, any additional legislation or regulations could impose significant costs on us, our suppliers, vendors or customers, or adversely affect demand for our services. The potential increase in our operating costs may include additional expenses related to the operation and maintenance of our business or taxes associated with GHG emissions. Furthermore, changes in regulatory policies, along with heightened awareness and adverse publicity regarding the potential impacts of our operations on climate change, could lead to reduced demand for fuel oil products perceived to contribute to GHG emissions, negatively affecting our reputation and sales of fuel products. See Item 3D. – “Risk Factors – Regulations on climate change and energy transition may adversely affect our operations and markets.”

Environment

Safety and security remain our top priorities as we supply bunker fuels through local physical suppliers. We implement stringent controls over our suppliers to minimize environmental impacts, ensuring compliance with a broad spectrum of local and international laws and regulations related to the sale, blending storage, transportation, delivery, and disposal of fuels in the regions where we operate.

As a company without operations in the United States, we are not subject to U.S. environmental regulations. However, ongoing changes in environmental laws and regulations in our operating regions may necessitate capital expenditure from our customers, potentially increasing their operating costs. Such changes could affect the demand, pricing, or availability of our services. Historically, environmental regulations have evolved to become more stringent and costly, which may continue to affect the broader maritime industry.

Internally, we have established an environmental policy adopted by the Board of Directors to minimize Banle’s environmental footprint while supporting sustainable development through proactive management and continuous improvement. Furthermore, we have set environmental targets to enhance our decarbonization efforts within the industry.

Enhancement of our ESG Efforts

Following the adoption of our ESG governance structure by the Board of Directors in March 2025, we have implemented a series of enhancement initiatives. These include a comprehensive review of our ESG policies, an exercise in stakeholder engagement, improved transparency in ESG disclosures, the establishment of ESG targets, and achieving the EcoVadis Silver Medal on our first attempt. This accomplishment positions us in the top 15% of companies worldwide, demonstrating our commitment to advancing our sustainability journey by strengthening our ESG strategy and integrating sustainability into our business practices and operations.

Additionally, in November 2025, we were honored with the “CGMA Excellent Sustainability Award” at the CGMA Annual Awards 2025 held in Shanghai. Our holistic approach to ESG was recognized by the judges, highlighting our efforts in setting measurable carbon reduction targets, implementing robust ethical sourcing policies, investing in community development programs, and maintaining transparent ESG disclosures.

Through these initiatives, we continue to uphold our commitment to sustainability and responsible corporate governance.

Community Engagement

As a responsible organization, we actively support the United Nations Sustainable Development Goals (SDGs) and have identified six key goals that align with our business focus and services. These include SDG 3 (Good Health and Well-Being), SDG 8 (Decent Work and Economic Growth), SDG 11 (Sustainable Cities and Communities), SDG 13 (Climate Action), SDG 14 (Life below Water) and SDG 17 (Partnerships for the Goals). Our community engagement initiatives are designed to align with these sustainability goals, further enhancing our commitment to making a positive impact on the communities we serve.

To exemplify our dedication, we partnered with a registered non-governmental organization (NGO) in Hong Kong and launched a series of volunteering initiatives. These efforts include a lunchtime mindfulness workshop aimed at promoting mental well-being, an international coastal cleanup to address marine pollution, and a special series of activities to celebrate our 10th anniversary. This anniversary celebration involved collaboration with the NGO and a local secondary school for various activities, including another coastal cleanup, visits to local senior citizens, and a sharing session, titled “Empowering the Next Generation through Exploration and Environmental Stewardship”. This session featured insights from Dr. Wilson Cheung Wai-yin, a polar explorer, and Ah Chung, founder of the social enterprise “Here in Nature”.

Furthermore, to reinforce our commitment to community engagement and corporate social responsibility, we received recognition through the Caring Company Scheme launched by the Hong Kong Council of Social Service, which acknowledges organizations for their efforts in building a cohesive society. This recognition reflects our ongoing dedication to making a meaningful contribution to the communities we serve.

Through these initiatives and recognitions, we aim to foster a spirit of community engagement, environmental awareness, and social responsibility among our employees and the wider community. By actively involving ourselves in these initiatives, we not only contribute to societal well-being but also inspire future generations to take conscious steps toward sustainability and stewardship of our planet.

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

Regulations

We are not aware of any significant rules and regulations that would affect our business activities in Malaysia, Hong Kong and in particular PRC, where our port-related operations are subject to local laws and regulations even in the absence of a local subsidiary. Nonetheless, we would like to highlight for reference the following rules and regulations which may be related to our business activities.

1.	THE LAWS AND REGULATIONS OF MALAYSIA

Please refer to Exhibit 99 for more detail of the following laws and regulations:

Occupational Safety and Health Act 1994
Industrial Relations Act 1967
Employment Act 1955
Employment (Restriction) Act 1968
Employees Provident Fund Act 1991
Employees’ Social Security Act 1969
Employment Insurance System Act 2017
Minimum Wages Order 2024
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

4.C. Organizational Structure

The following diagram illustrates our corporate structure as at April 16, 2026.

Shareholder
Public
Shareholder
CBL (ASIA) LIMITED
Shareholder
Straits Energy Resources Berhad
Ownership 24.3%
Voting 4.6%
Ownership 47.9%
Voting 90.2%
Ownership 27.8%
Voting 5.2%
Listco
CBL INTERNATIONAL LIMITED
100%
Group Operating Body
BANLE INTERNATIONAL GROUP LIMITED
100%
Banle International Marketing Limited
100%
Banle International (Malaysia)
100%
Banle Energy International Ltd.
100%
Banle International (China) Ltd.
100%
Banle International (Europe) Ltd.
100%
Banle International (Singapore) Pte. Ltd.
100%
Reliance (China) Ltd.

(1)	CBL (Asia) Limited is a limited liability company incorporated in Hong Kong which is owned as to 51% by Dr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Dr. Xiaoling Lu and 5% by Mr. Yuan He, our Director.

(2)	Straits Energy Resources Berhad, or Straits, is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080).

4.D. Property, plants and equipment

We do not own any real property, and we rent the following leased properties from independent third parties for our operations:

Property Address	Use of the property	Term
Rm 3602-03A, 36/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong	Office	October 7, 2025 to October 6, 2027

Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia	Office	August 1, 2023 to July 31, 2026 (3 years renewal term)

Room No. 4, No. 1–23A, First Floor, Paragon, Jalan Mustapha, 87000, Labuan, Malaysia	Office	January 1, 2026 to June 30, 2026 with automatic renewal until we give notice to end the lease term.

3rd Floor, Ulysses House, Foley Street, Dublin 1	Office	January 1, 2026 to December 31, 2026

7 Temasek Boulevard, #08-07 Suntec Tower One, Singapore 038987	Office	February 15, 2026 to February 14, 2027

ITEM 4E.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A. Operating Results

Business Overview

We are a marine fuel logistics provider specializing in bunkering services across strategic global ports. Previously focused on container liners, we have broadened our customer base to include bulk carriers and tankers, thereby diversifying revenue. We operate in fossil fuel and sustainable fuel markets with a presence across Asia Pacific, Europe, Australia, Africa, and Central America.

Core Competitive Advantages

Our primary competitive strengths stem from our extensive global network and ability to deliver comprehensive, one-stop refuelling solutions. As a single point of contact, we manage all facets of the bunkering process, including supplier negotiations, delivery coordination, and quality assurance, to provide customers with operational efficiency and reliability.

As of April 2026, our geographic reach has expanded to over 70 key maritime ports across five continents, covering major global trade routes, including Trans-Pacific and Euro-Asia corridors. Long-standing supplier relationships secure competitive fuel pricing, favorable credit terms, and consistent supply reliability. We also maintain a rigorous compliance framework, with thorough supplier due diligence to ensure adherence to evolving environmental regulations and industry standards.

Growth Strategy

Our growth strategy focuses on expanding our port network, driving higher sales volumes, and integrating sustainable fuel offerings. We prioritize further penetration in high-growth regions, particularly the Asia Pacific, while pursuing opportunities in Europe and other strategic bunkering markets.

Amid increasingly stringent environmental regulations from bodies such as the IMO and EU, we actively diversify our product portfolio to sustainable fuels including biofuels, LNG, green methanol, ammonia and hydrogen, positioning ourselves to meet customer demand for lower-emission alternatives. By leveraging economies of scale, optimizing procurement processes, and adapting to industry shifts, we seek to strengthen financial performance and ensure long-term resilience.

Service Network Expansion

In the fiscal year 2025, we significantly expanded our service network. We doubled our port coverage from 36 locations at the time of our IPO to over 70 ports as of April 2026. This expansion strengthened our ability to meet customer preferences across key global trade routes. Demand for bunkering services continued to be heavily influenced by the operational routes of our core customers, the leading international container liner operators, who predominantly selected ports based on voyage efficiency and throughput capacity.

A substantial portion of services delivered in fiscal year 2025 was in Chinese ports, driven primarily by customer demand. China hosts seven of the world’s top ten container ports by throughput as ranked in 2024, making these locations frequent choices for international liners seeking optimal scheduling and cost efficiency. Our long-standing relationships with local suppliers in these high-volume hubs enabled reliable and competitive service execution, aligning closely with customer requirements.

Global trade patterns also shaped performance. U.S. tariffs contributed to a decline in the value of China’s exports to the U.S., while exports from China to the EU rose by approximately 8% in 2025 compared to 2024. This redirection increased bunkering demand in European ports, where our established presence allowed us to capture additional volume from existing international liner customers, supporting strong regional revenue growth.

Our operations are based in Malaysia, Hong Kong, Singapore and Ireland. All of our transactions for vessel refueling services were concluded, and revenue was booked, under our subsidiaries established in Malaysia, Hong Kong and Singapore. Our five largest customers from whom we generated 70.3% of our total revenue for the year ended December 31, 2023, consisted of two Taiwanese companies, one Irish company, one Singaporean company and one Malaysian company; for the year ended December 31, 2024, the five largest customers who contributed 67.2% in the aggregate of our total revenue consisted of two Taiwanese companies, one Malaysian company, one Hong Kong company and one Irish company; for the year ended December 31, 2025, the five largest customers who contributed 60.0% in the aggregate of our total revenue consisted of two Taiwanese companies, one Malaysian company, one French company and one Irish company.

Our European expansion focused on strengthening cross-regional service offerings for Euro–Asia trade routes. Growth was supported by a stronger presence in the Amsterdam-Rotterdam-Antwerp. Further expansion into Australia in late 2025, Mauritius and Panama in 2024 marked our entry into Australia, Africa and Central America, while the July 2024 inaugural bunkering service at Mundra Port, Gujarat, India positioned us within an emerging bunkering hub.

We continued our customer diversification efforts, reducing sole dependence on container liners. The sales concentration among our top five customers declined in fiscal year 2025. At the same time, revenue from the top 12 global container liner customers grew year over year, driven by the addition of new clients and higher sales to existing clients in this ranking. These developments demonstrate our ability to mitigate risks and strengthen our competitive position in the global shipping industry.

Increase in Sales Volume

Despite an 8.0% year-on-year increase in sales volume, our revenue declined 9.1% year-on-year, primarily due to lower global oil prices. According to the U.S. Energy Information Administration, the annual average crude oil price decreased 16.9% year-on-year, while the Brent crude spot price fell 14.1% year-on-year. Prices for bunker fuels across various categories followed a similar downward trend. This volume growth was driven by strategic network expansion, successful acquisition of new customers, and deeper penetration of services with existing customers.

As of December 31, 2025, we served nine of the world’s top 12 container shipping lines, which together account for nearly 60% of global container fleet capacity. Our growing customer base and broadened service portfolio have further solidified our competitive position in the marine fuel logistics market.

Sustainable Fuels Supply & Sustainability Efforts

We continued expanding our biofuel operations, securing ISCC EU and ISCC Plus certifications in early 2023. Biofuel sales volume increased by 7.1% year-on-year, reflecting growing market demand.

We maintained our B24 biofuel bunkering services available in key ports, including Hong Kong, Port Klang in Malaysia, Nansha, Singapore, Shekou and Yantian. The B24 blend, comprising 76% conventional fuel and 24% UCOME (used cooking oil methyl ester), provides approximately 20% reduction in greenhouse gas emissions compared to traditional marine fuels.

In December 2025, we facilitated Xiaomo Port’s inaugural LNG bunkering operation, supporting a vessel operated by a major electric vehicle manufacturer in collaboration with a Chinese national energy supplier. This marked our initial entry into LNG supply services, complementing our existing biofuel portfolio and aligning with broader industry efforts to adopt cleaner marine energy sources.

On the sustainability front, we were awarded the EcoVadis Silver Medal in December 2025, placing us among the top 15% of assessed organizations globally for performance across environment, labor and human rights, ethics, and sustainable procurement.

We continue to monitor developments in alternative fuels such as LNG, methanol, and other low-emission options to support compliance with evolving regulatory requirements, including FuelEU Maritime and IMO targets.

Information Technology and Automation

We have upgraded our back-end systems, implementing real-time order tracking, data analytics, and workflow automation to streamline operations. While our current IT strategy focuses on internal process improvements, we have deployed resources to explore AI applications for future automation and decision-making enhancements.

Credit Risk Management

We have strengthened our credit risk assessment framework, integrating data-driven analytics to monitor supplier and customer payment histories, market fluctuations, and transactional behaviors. These measures enhance proactive risk mitigation and financial stability.

Working Capital Management

We optimized our cash cycle, accounts receivable days, and accounts payable days, improving liquidity and operational efficiency. As of December 31, 2025, our factoring facilities increased compared to the previous fiscal year, alongside a higher cash balance, reflecting strengthened liquidity and financial flexibility. Additionally, we expanded our funding sources by accessing capital markets, such as private placement and at-the-market offering, increasing financial flexibility to support growth initiatives.

Private Placement

In August 2024, we raised $1.375 million through a private placement of its ordinary shares to fund network expansion and sustainable fuel projects, in alignment with its sustainability strategy.

Shelf Registration Statement

We filed a shelf registration statement on January 10, 2025, which became effective on January 24, 2025. The aggregate initial offering price of the securities that we may offer and sell will not exceed $50,000,000.

At-the-Market Offering

We filed an at-the-market (ATM) offering on February 28, 2025, with an aggregate offering price of up to $2,604,166. We intend to use the net proceeds we receive from the sale of our ordinary shares for general corporate purposes, which may include acquisitions and other business opportunities and the repayment of indebtedness. Our management will have broad discretion to allocate the net proceeds of the offerings.

Share Repurchase Program

On June 3, 2025, our board of directors authorized a share repurchase program under which the Company may repurchase up to $5 million of its outstanding ordinary shares in the open market or through privately negotiated transactions within a three-year period, in compliance with applicable laws and regulations. This program reflects our board’s confidence in the Company’s long-term growth prospects and commitment to enhancing shareholder value.

During the year ended December 31, 2025, we repurchased 52,175 Class B Ordinary Shares under this share repurchase program at an average price of $0.9364 per share, for a total consideration of approximately $48,857. The repurchased shares are held as treasury shares and are available for general corporate purposes.

Macroeconomic Environment

Geopolitical Tensions & Market Impacts

During the fiscal year ended December 31, 2025, the global maritime industry faced ongoing volatility driven by persistent geopolitical tensions and supply chain disruptions. The Red Sea crisis, originating in late 2023, continued throughout much of 2025, with Houthi attacks on commercial vessels prompting widespread rerouting around the Cape of Good Hope. This added 10 to14 days to Asia-Europe voyages, significantly increasing fuel consumption, voyage distances, and operational costs for container liners and bulk carriers. Although attacks diminished toward year-end amid diplomatic efforts and a fragile regional ceasefire, shipping traffic through the Suez Canal and Bab al-Mandab Strait remained below pre-crisis levels, with many operators maintaining cautious rerouting policies into early 2026.

Broader Middle East instability, including escalated US-Iran conflicts and other regional conflicts, contributed to elevated insurance premiums, heightened security risks, and intermittent threats of renewed disruptions. These factors particularly affected Euro-Asia routes, a core trade lane for many of our international container liner customers, leading to surged freight rates and shifted bunkering demand toward alternative ports in Asia-Pacific (e.g., Singapore, Port Klang) and diversion hubs like Mauritius and Cape Town.

Additional pressures emerged from US-China trade tensions and new tariff regimes, which reshaped Trans-Pacific and Inter-Asia flows, while South China Sea territorial disputes added navigational uncertainty for regional routes. The Russia-Ukraine conflict persisted, influencing energy markets and European fuel sourcing diversification.

According to UN Trade and Development forecast, these dynamics contributed to fragile global maritime trade, with seaborne volumes growing only 0.5% in 2025 following 2.2% expansion in 2024. According to Clarkson’s Research, seaborne volumes grew by 1.1%, which is approximately half of 2024 but still better than experts expected.

Oil prices declined notably amid oversupply and softer demand. The annual average Brent crude price fell 14.1% year-on-year to around $69 per barrel, while global crude benchmarks declined by about 16.8%. Bunker fuel prices followed this downward trend, providing some cost relief but introducing pricing volatility that pressured margins. In this environment, we faced competitive pricing pressures but mitigated risk through strategic network optimization, including enhanced services at high-demand Asia-Pacific ports and support for customers on affected routes.

The containerized trade sector showed resilience in segments, with estimates of 3% to 4% growth despite overall maritime slowdowns, supported by supply chain diversification and intra-Asia trade. With reference to China’s export data, the value of Chinese exports to ASEAN increased by 13.4% year-on-year in 2025. Serving nine of the world’s top 12 container shipping lines, which collectively represents nearly 60% of global fleet capacity, we adapted by maintaining reliable bunkering in key Asia-Pacific hubs and select European ports, ensuring continuity amid evolving trade patterns.

Biofuel and Sustainable Fuel Markets

The maritime industry’s transition toward sustainable fuels continued to progress in 2025, supported by increasingly stringent environmental regulations. Key drivers included the IMO’s 2023 GHG Strategy (targeting at least a 40% reduction in carbon intensity by 2030), the full implementation of the EU Emissions Trading System (EU ETS) for maritime transport from January 2025, and the FuelEU Maritime regulation, which introduced penalties and incentives to encourage the use of lower-emission fuels.

These frameworks accelerated interest in low-carbon alternatives, including increased orders for dual-fuel vessels capable of running on LNG, methanol, ammonia, and other options. However, adoption rates fluctuated throughout the year due to economic factors.

We experienced strong biofuel demand in the first half of 2025, with sales volume surging 154.7% year-on-year, reflecting initial enthusiasm following regulatory changes and robust market interest. In the second half of 2025, particularly the final quarter, biofuel demand moderated considerably. This trend was evident industry-wide, as illustrated by data from Singapore—the world’s largest bunkering port—where biofuel sales recorded year-on-year declines of approximately 58%, 50.4%, and 14.5% in the last three months of the year.

MEPC 83 approved the IMO Net-Zero Framework only in principle, creating regulatory limbo because formal adoption and key details on compliance rules, values and mechanisms were postponed by 12 months to October 2026. This uncertainty triggered widespread wait-and-see behaviour among ship operators, charterers, and bunker suppliers, directly causing a sharp drop in biofuel bunker demand in later part of 2025.

The inaugural LNG bunkering operation we completed at the end of 2025 marked an initial step into LNG services, diversifying our sustainable fuel portfolio beyond biofuels and aligning with growing interest in LNG as a transitional lower-emission option.

We remain committed to monitoring developments in alternative fuels, including LNG, methanol, and others, to support customer needs and compliance with evolving regulations such as CII, EU ETS, and IMO targets. While short-term demand for certain sustainable fuels may vary with market conditions, the long-term trajectory toward decarbonization provides opportunities for continued expansion in this segment.

Results of Operations

The following table provides a summary of our consolidated results of operations for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023

Revenue	$538,490,000	$592,518,000	$435,898,000
Cost of revenue	534,018,000	587,143,000	428,687,000
Gross profit	4,472,000	5,375,000	7,211,000
Operating expenses:
Selling and distribution	1,596,000	2,706,000	1,242,000
General and administrative	5,309,000	5,997,000	4,307,000
Total operating costs and expenses	6,905,000	8,702,000	5,549,000
(Loss)/Income from operations	(2,433,000)	(3,328,000)	1,662,000
Other (income) expense:
Interest expense, net	744,000	571,000	232,000
Currency exchange loss	33,000	4,000	(1,700)
Write off of property, plant and equipment	1,000	-	600
Other income, net	(222,000)	(1,500)	-
Total other expenses	557,000	573,000	231,000
(Loss)/Income before provision for income taxes	(2,990,000)	(3,901,000)	1,431,000
Write-back for income taxes	(400)	(29,000)	299,000
Net (Loss)/Income	$(2,989,000)	$(3,871,000)	$1,133,000

Basic and diluted earnings per ordinary share	$(0.108)	$(0.136)	$0.045

Revenue. Our consolidated revenue decreased by 9.1%, or US$54,028,000, to US$538,490,000 for the year ended December 31, 2025, from US$592,518,000 for the year ended December 31, 2024. Although sales volume increased by 8.0% year-on-year, the revenue decline was primarily attributable to lower global bunker fuel prices. Volume growth was supported by increased demand from existing customers, the addition of new customers, expansion of our supply network, and diversification of our customer base to include bulk carriers and oil and gas tankers in addition to container liner operators. This growth was further facilitated by sufficient financial resources, enabling larger fuel purchases to meet rising demand.

Gross profit. Consolidated gross profit decreased by US$903,000, or 16.8%, to US$4,472,000 for the year ended December 31, 2025. The decline was primarily driven by lower gross profit per metric ton, resulting from reduced premiums charged to customers amid a competitive and volatile market. Heightened price sensitivity, which is exacerbated by Red Sea disruptions and associated shifts in shipping patterns, prompted us to adopt more competitive pricing to sustain volume growth and strengthen market position. These effects were partially offset by the higher sales volume.

We expanded our supply network to over 70 ports as of April 2026 and broadened our customer base. While the focus on volume impacted short-term margins, our strategy is designed to deliver long-term benefits through economies of scale. By increasing order volumes and enhancing procurement leverage in key ports, we anticipate improved unit costs and gross margins over time, particularly as market conditions stabilize.

Operating Expenses. Consolidated operating expenses decreased by US$1,797,000, or 20.7%, to US$6,905,000 for the year ended December 31, 2025, from approximately US$8,702,000 for the year ended December 31, 2024.

Selling and distribution expenses declined by 41.0% to approximately US$1.6 million from US$2.7 million, reflecting streamlined operations and lower variable costs. General and administrative expenses decreased by 11.5% to US$5,309,000 from US$5,997,000.

These substantial reductions were achieved through rigorous group-wide cost-control measures implemented in 2025, underscoring management’s commitment to operational efficiency and the recovery of profitability. We intend to maintain these disciplined practices into 2026 and beyond.

Other Expenses, net. For the year ended December 31, 2025, we incurred net non-operating expenses of approximately $557,000, compared to net non-operating expense of approximately $573,000 for the year ended December 31, 2024. The marginal decrease of approximately US$16,000 was mainly attributable to approximately 30% increase in net interest expenses, which was in line with the increase in sales revenue given that more account receivables had been sold to the bank under the account receivable purchase facilities offset by an increase of other income by approximately US$221,000 in current year.

Income Taxes. For the year ended December 31, 2025, we recorded a write-back of income taxes of approximately $400, as compared to that of $29,000 for the year ended December 31, 2024, primarily due to the pre-tax loss incurred during the period.

We reported a net loss of US$2,989,000 for the year ended December 31, 2025, compared to a net loss of US$3,871,000 for the year ended December 31, 2024, which represented an improvement of US$882,000, or 22.8%.

The reduced loss was primarily attributable to a substantial decrease in operating expenses, achieved through rigorous group-wide cost-control measures implemented throughout 2025. These initiatives underscore our management’s commitment to improving operational efficiency and position us for a return to profitability in the near term.

Against a backdrop of ongoing geopolitical tensions that intensified industry competition, we adopted competitive pricing strategies, including reduced premiums, to sustain sales volume growth and preserve market share. While these measures contributed to lower gross margins in 2025, we view this pressure as transitory. As market conditions normalize, our expanded customer relationships, diversified portfolio, and increased scale are expected to support a recovery in gross margins, complemented by higher sales volume.

In parallel, we continued to prioritize loss reduction through disciplined cost management, with particular focus on selling and administrative expenses, including reductions in travel and third-party service fees. Certain strategic expenditures were maintained to support network expansion, exploration of sustainable fuels, and ESG initiatives, reflecting our ongoing commitment to the maritime energy transition. Higher interest expenses, resulting from increased utilization of bank facilities, also impacted the bottom line.

Overall, these financial results illustrate the dynamic challenges of the bunkering sector while demonstrating our proactive steps to strengthen its long-term competitive positioning as industry conditions stabilize.

Future Uses of Liquidity

Cash is primarily used to fund working capital to support our operations. As of December 31, 2025, our contractual obligations were as follows (in thousands):

	Current	Non-current	Total
Operating lease obligations	$125	$71	$196
Derivatives obligations	-	-	-
Total	$125	$71	$196

Apart from trade payables and borrowings from bank, the Company did not enter into any other debt arrangement during 2025. The current portion of the above obligations were those due within twelve months. The non-current portion were those due beyond twelve months. As of December 31, 2025, the Company did not have any obligations with due dates beyond 24 months.

We enter into lease arrangements for the use of offices for our operations. See Note 12. Finance and Operating Leases for additional information.

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

As part of our risk management program, we enter derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments and Note 2G. Fair Value Measurements for additional information. There was no contractual obligation incurred during the year of 2025 and no outstanding obligations as of December 31, 2025 other than those disclosed above.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices. As of December 31, 2025, we entered into such purchase agreements with suppliers. See Note 8. Commitments and Contingencies for additional information.

Capital Expenditures. During the year ended December 31, 2025, we incurred minor capital expenditures in the ordinary course of business of approximately $2,600, the majority of which comprises office equipment and computer software.

Cash Flows

The following table reflects the major categories of cash flows. For additional details, please see the Consolidated Statements of Cash Flows.

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by/(used in) operating activities	$3,996,000	$(1,943,000)	$(10,033,000)
Net cash used in investing activities	(3,000)	(144,000)	(774,000)
Net cash provided by financing activities	483,000	2,706,000	13,177,000

Operating Activities. Net cash provided by operating activities was $3,996,000 for the year ended December 31, 2025, compared to net cash used in operating activities of $1,943,000 for the year ended December 31, 2024, representing an increase of $5,939,000 in net cash inflow used in operating activities. The increase in net cash used in operating activities was primarily due to the following:

a)	The change in accounts receivable was approximately $2,338,000 net cash outflow for the year ended December 31, 2025 as compared to approximately $11,554,000 net cash outflow for the year ended December 31, 2024, resulting in an increase in net cash provided by operating activities approximately $9,216,000. The decrease in net cash inflow related to accounts receivable was mainly attributable to lower credit sales in FY2025 and a longer average collection period compared to FY2024.
b)	The change in prepayments and other current assets was approximately $264,000 net cash outflow for the year ended December 31, 2025. For the year ended December 31, 2024, change in prepayments and other current assets was approximately $3,768,000 net cash outflow, resulting in a decrease in net cash used in operating activities in the amount of approximately $3,504,000. The decrease was primarily due to reduced prepayments made to suppliers in FY2025 compared to FY2024.
c)	The change in accounts payable was approximately $10,683,000 net cash inflow for the year ended December 31, 2025. For the year ended December 31, 2024, the change in accounts payable was approximately $14,554,000 net cash inflow, resulting in a decrease in net cash inflow provided by operating activities in the amount of approximately $3,871,000 as compared on a year-on-year basis. The decrease was mainly attributable to the opening of new supplier accounts with credit lines in 2025, which increased our purchasing capacity and reduced the relative cash flow from accounts payable compared to the prior year.
d)	The change in accrued expenses and other liabilities was $1,816,000 net cash outflow for the year ended December 31, 2025. For the year ended December 31, 2024, it was $2,619,000 net cash inflow, resulting in an increase in net cash outflow of approximately $4,435,000 as compared on a year-on-year basis. The increase was mainly attributable to the payments received from accounts receivable already sold to the bank which were supposed to be utilized by the bank to settle the advances drawn but had not yet been utilized has been reclassified from accrued expenses to set off against accounts receivable in year 2025.

Investing Activities. Net cash used in investing activities of $3,000 for the year ended December 31, 2025, compared to net cash used in investing activities of US$144,000 for the year ended December 31, 2024.

Financing Activities. The change in financing activities was approximately $483,000 net cash inflow for the year ended December 31, 2025 as compared to preceding year of approximately $2,706,000 net cash inflow, resulting in a decrease in net cash provided by financing activities in the amount of approximately $2,223,000 as compared on a year-on-year basis, which is mainly due to our issuance of 2,500,000 Ordinary Shares of par value $0.0001 per share through a private placement to an investor at a price of $0.55 per share in 2024. In return, we received gross proceeds of approximately $1,375,000 in placement and higher advances drawn down from the banks approximately $828,000 in 2024. In 2025, our net cash provided by financing activities comprised mainly of advance drawn down from banks and share repurchased during the period.

5.B. Liquidity and Capital Resources

Liquidity to fund working capital is a significant priority for the Group’s bunker business. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly. The major working capital items as of December 31, 2025 and 2024 are as follows:

	2025	2024
Current assets:
Accounts receivable	$39,017,000	$36,680,000
Prepayments and other current assets	23,350,000	23,086,000
	62,367,000	59,765,000
Current liabilities:
Accounts payable	52,690,000	42,007,000
Accrued expenses and other liabilities	986,000	2,963,000
Bank borrowing	1,893,000	1,361,000
	55,569,000	46,331,000

a)	The accounts receivable increased by $2,338,000 during the year ended December 31, 2025, mainly attributable to higher average collection period in current year as compared to preceding year.
b)	The prepayments and other current assets increased by $264,000 in the year ended December 31, 2025 mainly due to $1.4 million increase in advances paid to suppliers under factoring arrangements, partially set off by $1.2 million repayment of deposits paid to suppliers as collateral in return for credit terms.
c)	The accounts payable increased by $10,683,000 in the year ended December 31, 2025, mainly attributable to higher purchases from trade creditors in FY2025 compared to FY2024.
d)	The accrued expenses and other liabilities decreased by $1,977,000 during the year ended December 31, 2025. The decrease was mainly attributable to the payments received from accounts receivable already sold to the bank which were supposed to be utilized by the bank to settle the advances drawn but yet have been utilized. Such amount was recorded under other liabilities in FY2024.
e)	The increase in bank borrowings of $533,000 for the year ended December 31, 2025 was attributable to the Company’s utilization of expanded credit facilities provided by financial institutions.

Sources of Liquidity and Factors Impacting Our Liquidity

Our primary sources of liquidity are internally generated cash from operations combined with trade credit terms provided by suppliers, banking facilities and the capital market. Liquidity fluctuates based on several factors, including the timing of customer receipts and supplier payments, changes in fuel prices, our overall financial performance, and conditions of the capital markets.

Our working capital requirements are highly dependent on the availability of cash, bank facilities, and supplier trade credit to meet working capital needs. In the event of any adverse conditions in credit or capital markets, including volatility or weakness in global energy markets, our ability to obtain funds on favourable terms could be limited. Additionally, any actual or perceived deterioration in our liquidity or financial condition could lead suppliers to reduce available trade credit or impose less favourable payment terms, which would materially adversely affect our liquidity.

High fuel prices can strain liquidity in several ways. Customers may reach their credit limits with us sooner, reducing their purchases and increasing the risk of delayed or uncollectible payments. Simultaneously, our own working capital requirements increase, and suppliers may impose tighter credit limits or require prepayments, potentially restricting our ability to purchase sufficient fuel to meet customer demand.

Conversely, extended periods of low fuel prices, particularly with low volatility, generally have a positive effect on liquidity by reducing working capital needs for the same volume of business.

Receivables Purchase Agreements. We maintain non-recourse receivables purchase agreements with two banks and a financial institution. These agreements allow us to sell eligible accounts receivable for immediate cash, subject to predetermined limits agreed with each bank and institution. Each counterparty retains discretion to accept or reject individual customers based on its risk assessment of our customers’ credit rating.

General loan facility. We have a recourse general banking facility with a commercial bank that provides short-term financing for working capital. The facility supports pre-shipment loans (to fund supplier payments before goods are shipped), post-shipment loans, and a limited overdraft facility, subject to the bank’s approval and the overall facility limit. All borrowings under this facility are on a recourse basis.

We manage our capital structure to ensure our ability to continue as a going concern while maximizing the return to stakeholders through the optimization of the balance between debt and equity.

We review our capital structure on an ongoing basis. As part of this review, our directors consider the cost of capital, and the risks associated with each class of capital. We balance our overall capital structure through various means, such as issuance of new shares, payment of dividends, and the issue of new debt or the repayment of existing debt.

Our management and board of directors regularly review the capital structure, considering the cost of capital and risks associated with each component. We may adjust our capital structure through the issuance of new equity, payment of dividends, issuance of new debt, or repayment of existing debt, as appropriate.

In 2025, we issued 327 Class B Ordinary Shares with a par value of $0.0001 per share through our at-the-market offering program at an average price of $0.94 per share, generating gross proceeds of $307. During the same period, we repurchased 52,175 shares in the open market at an average price of $0.94 per share, for a total cost of $48,857. These repurchases were funded from existing cash reserves and reduced our cash balance by a corresponding amount.

In 2024, we issued 2,500,000 Ordinary Shares with a par value of $0.0001 per share in a private placement at $0.55 per share, generating gross proceeds of $1,375,000.

We believe that our cash and cash equivalents as of December 31, 2025 and available funds from our credit facilities, together with cash flow generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. We may raise further funds from the capital market as needed from time to time.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Directors and Senior Management	Age	Position	Director Since	Term Expires in the Annual Meeting held in the Year	Director Class
Dr. Teck Lim Chia	58	Chairman, Chief Executive Officer & Acting Chief Financial Officer	22 Mar 2023	2027	II
Mr. Logeswaran Ramasamy	53	Vice President, Director	22 Mar 2023	2028	III
Mr. Yuan He	44	Senior Vice President, Director	1 Dec 2025	2026	I
Ms. Karen Yee Lynn Cheah	57	Independent Director	22 Mar 2023	2028	III
Mr. Koon Liang Ong	47	Independent Director	22 Mar 2023	2027	II
Mr. Khai Fei Wong	44	Independent Director	22 Mar 2023	2027	II
Mr. Chi Kwan Fung	66	Vice President, Assistant Chief Financial Officer	-	-	-

Dr. Teck Lim Chia, aged 58, is the chairman of our board of directors, chief executive officer since inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 20 years of experience in the oil and gas related industries and business management. Before founding our Group, Dr. Chia was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on the Hong Kong Stock Exchange and undertook the role of developing the company’s international business network. From October 2011 to January 2017, Dr. Chia served as a director of an oil trading company. Dr. Chia received a bachelor’s degree in business administration management from Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012. Dr. Chia further pursued his academic enhancement by completing a Doctorate in Business Administration from the University of Management and Technology in 2025.

As the former Chief Financial Officer stepped down from the position on December 31, 2024 and retired on February 14, 2025, Dr. Chia is the Acting Chief Financial Officer of the Group until the Group identifies a suitable candidate for the position.

We believe that Dr. Chia qualifies as a director because he is the founder of our Group and has extensive experience in the industry.

Mr. Logeswaran Ramasamy, aged 53, has been appointed as our director on March 22, 2023, and is primarily responsible for the overall operations and management of Banle Marketing, and market development in the Southeast Asia region. Mr. Ramasamy joined our Group in October 2020. Mr. Ramasamy graduated from the Northern University of Malaysia (University Utara Malaysia) with a bachelor’s degree in business administration in July 1997. From September 1997 to March 1998, he worked as a management trainee at Aurora Tankers Sdn. Bhd. From April 1998 to April 2002, he served at KL Maritime (M) Sdn. Bhd., with his last position held as head of shipbroking operation. From March 2003 to May 2004, he was a shipbroker at EverGreen Milestone Sdn. Bhd. From June 2004 to February 2006, he was a shipbroker at Nautica Chartering Sdn. Bhd. From March 2006 to March 2015, he was the chief operating officer at KIC Oil & Gas Sdn. Bhd. Since June 2015, he served as a director of KL Bunkering (M) Sdn. Bhd.

We believe that Mr. Ramasamy qualifies as a director because of his extensive experience in the industry.

Mr. Yuan He, aged 44, has been appointed as our director on December 1, 2025, and is the senior vice president of our Group since the inception of our Group in 2015. He is primarily responsible for bunkering the business division and the Group’s management and strategic development. Mr. He has over 20 years of experience in the oil and gas-related industries and business management. He obtained a bachelor’s degree in engineering in July 2003 and a master’s degree in science from the University of Wollongong in Australia in July 2005.

We believe that Mr. He qualifies as a director because of his extensive experience in the industry.

Ms. Karen Yee Lynn Cheah, aged 57, has been appointed as our independent director, the chairperson of the nominating and corporate governance committee, and a member of the audit committee and compensation committee on March 22, 2023. Ms. Cheah is an advocate and solicitor in Malaysia and has over 30 years of practice experience in the legal field. She was admitted to the Malaysian Bar in 1995 and commenced full practice since then. Ms. Cheah’s current primary focus is on information technology and data privacy, mergers & acquisition, regulatory compliance, foreign direct investments, corporate and commercial contracts, real estate transactions, banking and finance, private wealth management, and non-contentious tax areas. Ms. Cheah was the Honorary Secretary and Treasurer of the Malaysian Bar from 2013 to 2017. Ms. Cheah had served 2 terms as the President of the Malaysian Bar and chairman of the Malaysian Bar Council for terms of 2022/2023 and 2023/2024. She is the Immediate Past President of the Malaysian Bar and a member of the Bar Council for the term 2024/2025. She obtained a bachelor’s degree in laws from the University of London in 1993 and the Malaysian Certificate in Legal Practice in 1994.

We believe that Ms. Cheah qualifies as a director because of her extensive experience in regulatory compliance.

Mr. Koon Liang Ong, aged 47, has been appointed as our independent director and the chairman of the audit committee and a member of the compensation committee on March 22, 2023, and a member of the nominating and corporate governance committee on March 5, 2026. Mr. Ong has over 24 years of experience in providing auditing, taxation, liquidation and other assurance services to companies in Malaysia. He joined Ong & Wong Chartered Accountants in September 2000 as a junior associate and is currently an audit partner of the firm. Mr. Ong has served as a director of O & W Tax Consultants Sdn. Bhd. since April 2013 up to the present. Mr. Ong has been a member of the Association of Chartered Certified Accountant in Malaysia since July 2004, a member of the Malaysian Institute of Accountants since August 2005, an approved auditor of the Ministry of Finance Malaysia since February 2013 and a member of the Chartered Tax Institute of Malaysia since March 2014. Mr. Ong graduated from the University of Manchester in June 2000 with a bachelor of arts in economic and social studies (major in accounting).

We believe that Mr. Ong qualifies as a director because of his extensive experience in financial compliance.

Mr. Khai Fei Wong, aged 44, has been appointed as our independent director, and a member of the audit committee and nominating and corporate governance committee on March 22, 2023, and the chairman of the compensation committee on March 5, 2026. Mr. Wong has over 16 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally provides corporate secretarial, dissolution and tax advisory services. Mr. Wong has been a manager of a Malaysian Taxation Service Firm since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

We believe that Mr. Wong qualifies as a director because of his extensive experience in financial compliance.

Mr. Chi Kwan Fung, aged 66, has been appointed the assistant chief financial officer of our Group on January 1, 2025. Mr. Fung is primarily responsible for overseeing the financial operations and management of our Group. He has more than 19 years of experience in finance and accounting. Mr. Fung joined our group as Financial Controller in 2022 and before joining our Group, he was the executive director, chief financial officer, and company secretary of Hans Energy Company Limited from June 2005 to February 2017, a company listed on the Hong Kong Stock Exchange (stock code: 554). Mr. Fung obtained a bachelor’s degree in commerce from the University of Toronto in Canada in November 1983. He was admitted as a fellow of the HKICPA in December 1997 and an associate of the Institute of Chartered Accountants in England and Wales in April 2005 and is currently a member of the HKICPA.

Board Diversity

Our Company was listed on the Nasdaq on March 23, 2023. The table below provides certain information regarding the diversity of our board of directors as of December 31, 2025 and the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Office	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
	1	5	0	0

As at the date of this report, the number of Directors who are male and female are five and one, respectively.

Family Relationships

There are no family relationships among any of our directors or executive officers.

6.B. Compensation

During the year ended December 31, 2025, we paid $1,545,095, in the aggregate, to our executive officers, directors and senior management. During the year ended December 31, 2024, we paid $1,681,871, in the aggregate, to our executive officers, directors and senior management. During the year ended December 31, 2023, we paid $1,500,634, in the aggregate, to our executive officers, directors and senior management. In addition to annual retainers and meeting fees, directors are entitled to certain perquisites, including reimbursement for two private club memberships. Private club memberships are primarily used for business development. The total value of these benefits provided to directors during the fiscal year of 2025 was $7,518. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

6.C. Board Practices

Term of Office

Pursuant to our amended memorandum and articles of association, our board of directors is divided into three classes, with the directors in each class serving staggered three-year terms. The term of the Class I directors expires at the annual general meeting of shareholders to be held in 2026, the term of the Class II directors expires at the annual general meeting to be held in 2027, and the term of the Class III directors expires at the annual general meeting to be held in 2028.

Directors are elected at annual general meetings as their respective terms expire. All directors were re-elected at the 2023 annual general meeting, three directors were re-elected at the 2024 annual general meeting, and two directors were re-elected at the 2025 annual general meeting. The Company currently has three classes of directors with the following members:

●	Class I: Mr. He
●	Class II: Dr. Chia, Mr. Ong, and Mr. Wong
●	Class III: Ms. Cheah and Mr. Ramasamy

Mr. He was appointed as a director on December 1, 2025, to fill the vacancy created by Dato’ Sri Kam Choy Ho’s resignation in September 2025. Pursuant to our amended articles of association, any director appointed by the board retires at the next annual general meeting following his or her appointment but is eligible to stand for election by shareholders at that meeting. Accordingly, Mr. He will retire at, and stand for election at, the 2026 annual general meeting.

Our executive officers and senior management are appointed by, and serve at the discretion of, the board of directors.

Pursuant to their respective director agreements, our directors serve until their successors are duly elected or appointed and qualified, or until their earlier death, resignation, disqualification, or removal, in each case in accordance with the terms of the applicable director agreement, our memorandum and articles of association (as amended from time to time), and any applicable laws, rules, or regulations.

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

Each of our directors received a monthly remuneration of $2,500 commencing March 22, 2023 till December 31, 2023. As approved by the Compensation Committee, such monthly remuneration was increased to $2,600 in 2024 and was increased to $2,700 with effect from January 1, 2025. None of the Director Agreements provides for benefits upon termination of the appointment of our directors. The Directors Agreements do not provide additional compensation to committee members or chairs.

Board Meetings

There were altogether 6 board meetings held in 2025.

The following table shows the attendance of directors at meetings of the Board during the year ended December 31, 2025.

Name of Director	Number of Meetings attended

Directors:
Dr. Teck Lim Chia	6/6
Mr. Logeswaran Ramasamy	6/6
Dato’ Sri Kam Choy Ho*	5/6
Yuan He**	0/6

Independent Directors:
Mr. Ulf Lothar Naujeck***	5/6
Ms. Karen Yee Lynn Cheah	5/6
Mr. Koon Liang Ong	6/6
Mr. Khai Fei Wong	6/6

Notes:

* Mr. Ho did not attend the sixth board meeting as such meeting was held after his resignation had taken effect.

** Mr. He did not attend any board meetings during 2025 as he was appointed on December 1, 2025, and no board meeting was held after his appointment.

*** Mr. Naujeck resigned from the Board effective February 2026.

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

Audit Committee

Our audit committee consists of Mr. Ong, Ms. Cheah and Mr. Wong and is chaired by Mr. Ong. We have determined that each of these 3 directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing or replacing the independent registered public accounting firm; determining the compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work with the independent registered public accounting firm reporting directly to the audit committee;

●	pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	meeting with the independent registered public accounting firm prior to the audit to review the scope, planning and staffing of the audit;

●	reviewing and discussing with management and the independent registered public accounting firm the annual audit report, the financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, and recommending to the board whether they should be included in the Annual Report on Form 20-F;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing significant financial reporting issues and judgments with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	discussing with the independent registered public accounting firm matters required by applicable Public Company Accounting Oversight Board standards, including any audit difficulties, restrictions, or disagreements with management;

●	reviewing disclosures made to the audit committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the Form 20-F about any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting;

●	obtaining and reviewing at least on annual basis, a report from the independent registered public accounting firm, consistent with the rules of the Public Company Accounting Oversight Board;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	inquiring and discussing with management the Company’s compliance with applicable laws and regulations and with the Company’s Code of Ethics in effect at such time, if any, and, where applicable, recommend policies and procedures for future compliance;

●	discussing with management and the independent registered public accounting firm any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

There were altogether 2 Audit Committee meetings held in 2025.

The following table shows the attendance of directors at meetings of the Audit Committee during the year ended December 31, 2025.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Koon Liang Ong	2/2
Ms. Karen Yee Lynn Cheah	2/2
Mr. Khai Fei Wong	2/2

Compensation Committee

Our compensation committee consists of Mr. Wong, Mr. Ong and Ms. Cheah and is chaired by Mr. Khai Fei Wong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	establishing, reviewing and approving the overall executive compensation philosophy and policies of the Company, including the establishment that supports and reinforces the Company’s long-term strategic goals, organizational objectives, and shareholder interests;

●	reviewing and approving the Company’s goals and objectives relevant to the compensation of the chief executive officer and other executive officers, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	overseeing shareholder communications relating to executive compensation and reviewing and making recommendations with respect to shareholder proposals related to compensation matters;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	selecting compensation consultant, legal counsel or other adviser of the Compensation Committee only after taking into consideration all factors relevant to that person’s independence from management; and

●	undertaking such other responsibilities or tasks as the board may delegate or assign to the Committee from time to time.

There were altogether 2 Compensation Committee meetings held in 2025.

The following table shows the attendance of directors at the meetings of the Compensation Committee during the year ended December 31, 2025.

Name of Director	Number of Meetings attended

Independent Directors:
Mr. Ulf Lothar Naujeck*	2/2
Ms. Karen Yee Lynn Cheah	2/2
Mr. Koon Liang Ong	2/2
Mr. Khai Fei Wong**	0/2

Notes:

* Mr. Naujeck resigned from the Board effective February 2026, which resulted in his ceasing to serve as the chairman of the Compensation Committee of the Board. Mr. Naujeck attended the two Compensation Committee meetings before his resignation.

** Mr. Wong did not attend any Compensation Committee meetings during 2025 as he was appointed in March 2026.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Cheah, Mr. Ong and Mr. Wong and is chaired by Ms. Cheah. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	developing the criteria and qualifications for membership on the Board;

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	evaluating the performance and effectiveness of the board as a whole;

●	performing any other activities consistent with this charter, the Company’s Bylaws and governing laws, as the Committee or the Board deems appropriate;

●	reporting to the Board each year concerning its compliance with this charter for inclusion in the Company’s proxy statement;

●	overseeing our ESG strategy, ensuring alignment with business objectives and stakeholder expectations while promoting integration of ESG practices and initiatives;

●	reviewing ESG performance, implements the working groups’ Terms of Reference, and reports significant ESG issues to the Board annually, making recommendations as needed; and

●	periodically reviewing and assessing the adequacy of this charter and recommending any proposed changes to the Board for approval.

There were altogether 3 Nominating and Corporate Governance Committee meetings held in 2025.

The following table shows the attendance of directors at the meetings of the Nominating and Corporate Governance Committee during the year ended December 31, 2025.

Name of Director	Number of Meetings attended

Independent Directors:
Ms. Karen Yee Lynn Cheah	3/3
Mr. Ulf Lothar Naujeck*	3/3
Mr. Khai Fei Wong	3/3
Mr. Koon Liang Ong**	0/3

Notes:

* Mr. Naujeck resigned from the Board effective February 2026, which resulted in his ceasing to serve as the member of the Nominating and Corporate Governance Committee of the Board. Mr. Naujeck attended the three Nominating and Corporate Governance Committee meetings before his resignation.

** Mr. Ong did not attend any Nominating and Corporate Governance Committee meetings during 2025 as he was appointed in March 2026.

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

Under Cayman Islands law, our directors owe fiduciary duties to our company, including (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, we had no outstanding equity awards.

6.D. Employees

As of December 31, 2025, we maintained 37 employees primarily stationed in Hong Kong, Malaysia, Singapore, South Korea and China as follows:

	Hong Kong	Malaysia	Singapore	South Korea	China
Management	3	2	-	-	-
Finance	5	3	-	-	-
Bunkering	3	4	2	1	1
IR & PR	2	-	-	-	-
Corporate	4	-	-	-	-
Administration	5	2	-		-
Total	22	11	2	1	1

6.E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 13,175,000 Class A Ordinary Shares and 14,325,327 Class B Ordinary Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned				Percentage of Total Voting
	Class A		Class B		Power*
	Number of Shares	%	Number of Shares	%	%
Directors and Executive Officers
Teck Lim Chia(1)	13,175,000	100.0	–	–	90.2
Logeswaran Ramasamy	–	–	–	–	–
Karen Yee Lynn Cheah	–	–	–	–	–
Koon Liang Ong	–	–	–	–	–
Khai Fei Wong	–	–	–	–	–
Chi Kwan Fung	–	–	–	–	–
Yuan He(1)	–	–	–	–	–

All directors and executive officers as a group	13,175,000	100.0	–	–	90.2

5% and Greater Principal Shareholders(3):
CBL (Asia) Limited(1)	13,175,000	100.0	–	–	90.2
Straits Energy Resources Berhad(2)	–	–	7,644,588	52.5	5.2
Xiaoling Lu(1)	13,175,000	100.0	–	–	90.2
Asian Strategy Limited(4)	–	–	1,534,984	10.5	1.1

Notes:

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to ten votes per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to one vote per one Class B Ordinary Share.

(1)	CBL (Asia) Limited, or CBL (Asia), a limited liability company incorporated in Hong Kong, is the record holder of the shares reported herein. CBL (Asia) is owned as to 51% by Dr. Teck Lim Chia, our Chairman, Chief Executive Officer and Acting Chief Financial Officer, 44% by Dr. Xiaoling Lu and 5% by Mr. Yuan He. By virtue of Dr. Chia and Dr. Lu’s control over CBL (Asia), each of them may be deemed to beneficially own shares held by CBL (Asia). The registered office of CBL (Asia) is located at Room 1213, 12/F., Tower A, Hunghom Commercial Centre, 39 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

(2)	Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at No. 149A, 149B, 151B, Persiaran Raja Muda Musa, 42000 Port Klang, Selangor Darul Ehsan. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Each of the directors and the board of directors of Straits disclaims beneficial ownership of the shares of the Company held by Straits.

(3)	5% and greater shareholders have the same voting rights with respect to the stock they own as the rest of the company’s shareholders.

(4)	Asian Strategy Limited, a Hong Kong company, is the record holder and beneficial owner of the shares reported herein. Qu Zhiqiang, who is the sole director and Managing Director of Asian Strategy, has sole voting and/or dispositive control over the shares held by Asian Strategy by virtue of his status as the sole director and Managing Director of Asian Strategy. Mr. Qu disclaims beneficial ownership of the ordinary shares of CBL held by Asian Strategy. Their business address is 24/F, Prosperous Commercial Building, 54-58 Jardine’s Bazaar, Causeway Bay, Hong Kong.

As of the date of this report, CBL (Asia) controls a significant ownership interest of the Company and will be able to exercise approximately 90.2% of the total voting power of the Company’s issued and outstanding share capital. The Company is not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

According to the Clawback Policy,

●	The Policy shall be administered by the Board.

●	The Covered Executives include the Company’s current and former executive officers, such other senior executives/employees of the Company as well as those of the Company’s key subsidiaries.

●	The Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive when the Company is required to prepare an accounting restatement.

●	The amount to be received will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

●	The Board will determine the method for recouping Incentive Compensation including but not limited to reimbursement of cash.

●	The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

10.A. Share Capital

As of the date of this annual report, our company’s authorized share capital is $50,000 divided into (a) 30,000,000 Class A Ordinary Shares, par value US$0.0001 per share and (b) 470,000,000 Class B Ordinary Shares, par value US$0.0001 per share. As of the date of this report, 27,500,327 ordinary shares are issued and outstanding, including 13,175,000 Class A Ordinary Shares and 14,325,327 Class B Ordinary Shares. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Articles of Association, the form of which was included as Exhibit 1.2 to the Form 6-K (File No. 001-41657) we furnished to the Securities and Exchange Commission on November 26, 2025. Our shareholders adopted our Second Amended and Restated Articles of Association by special resolution on November 26, 2025.

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

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company or its shareholders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Malaysia Taxation

Income Tax Act 1967

Pursuant to Section 3 of the Income Tax Act 1967 (“ITA 1967”), income tax shall be charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 7 of ITA 1967 defines tax resident, amongst others, as an individual who has been residing in Malaysia for 182 days or more of the tax year.

Section 8 of the ITA 1967 provides that a company will be regarded as a tax resident in Malaysia for a basis year, if at any time during the basis year, the management and control of business are exercised in Malaysia.

According to Schedule 1 of the ITA 1967, resident companies with a paid-up capital of RM2,500,000 or more and non-resident companies are subject to a tax rate of 24% with effect from the year of assessment 2020. In cases of resident companies with a paid-up capital of less than RM2,500,000 and gross business income of not more than RM50,000,000, they are taxed at the rate of 15% for the first RM150,000, 17% on the next RM450,000 and 24% for any sum in excess of RM600,000.

Withholding Tax

Malaysia imposes a withholding tax on certain payments to non-residents under sections 109 and 109B of the ITA 1967, including, without limitation, royalties, technical fees, installation fees and rental of movable property. The rate of withholding tax is generally between 10% and 15% unless there is a double-taxation agreement between Malaysia and the country of the non-resident, in which case, the withholding tax rate may be reduced.

Taxes on Dividends

Presently, there is no further income tax on dividends received from a Malaysian company. Tax imposed on the Company’s profits will be the final tax and dividends distributed to the shareholders will not be subject to further tax. However, Part XXII of Schedule 1 of the ITA 1967 provides that a 2% income tax will be imposed on individuals for dividend income exceeding RM100,000, effective from the year of assessment 2025.

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

Interest Rate Risk

We are exposed to interest rate risk on the basis that we have a receivable purchase facility from a bank. Interest costs are charged by the commercial banks on the advances we draw from the bank before due dates, which are calculated on a basis in such a way that interest rate is fixed upon the drawdown throughout the tenor of advances, and the advances are short termed with tenor of less than 45 days. Apart from the receivable purchase program, we were offered a receivable-back loan facility from a bank. The loans advanced under this arrangement are interest-bearing and are short-term in nature. The interest rate is fixed upon the date of drawing and charges are calculated on the rate so fixed from the date of drawing to repayment of loans.

Market Price Risk

We are structured in such a way that in all material effects, we are not directly exposed to commodity price risk or market price volatility. This is primarily due to the nature that the majority of our contractual agreements incorporate a pass-through mechanism for price fluctuations. Specifically, our contracts include an add-on pricing structure, whereby any increase in market prices is passed on to the customer, and any decrease in market prices results in a corresponding reduction in the price charged to the customer. As a result, we do not bear the risk associated with volatile bunker prices, as these fluctuations are directly reflected in the pricing terms agreed upon with our customers. However, in certain circumstances when there are mismatches in our buy and sell arrangements, we will utilize derivatives to neutralize the exposure in market price risk.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2025, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has not identified any material weakness in our internal control over financial reporting as of December 31, 2025. We concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MRI Moores Rowland (“MRI”) and for the years ended December 31, 2025, 2024 and 2023, respectively:

	Year Ended December 31,
	2025	2024	2023
Audit Fees	$221,000	$221,000	$290,000
Audit-Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	6,600	5,000	-
TOTAL	$227,600	$226,000	$290,000

“Audit Fees” consisted of the aggregate fees billed for professional services paid for the audit of our annual financial statements and the reviews of our quarterly financial statements and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 3, 2025, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to the lesser of $5.0 million in the Company’s Class B Ordinary Shares, par value $0.0001 per share, or 5.0 million Class B Ordinary Shares. The share repurchase program will expire on April 15, 2028. Repurchases under the share repurchase program may be made in the open market, with the amount and timing of repurchases depending on market conditions and corporate needs. This share repurchase program does not obligate the Company to acquire any particular amount of Class B Ordinary Shares, and the share repurchase program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

The table below is a summary of the shares repurchased by us in 2025. All shares were repurchased in the open market pursuant to the share repurchase program announced on June 3, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (US$ in Million)
June 1, 2025 – June 30, 2025	52,175	$0.9364	52,175	$4.95
Total	52,175	$0.9364	52,175	$4.95

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Third Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2025).
1.2	Second Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2025).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on September 29, 2022).
2.2*	Description of Securities
4.1	Underwriting Agreement dated March 22, 2023 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2023).
4.2	Form of Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.4	Form of Agreement with the Registrant’s independent directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
4.5	Sales Agreement, dated as of February 28, 2025, between CBL International Limited and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 28, 2025).
8.1*	List of subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Company adopted on September 4, 2025
11.2	Clawback Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2024).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MRI Moores Rowland LLP
97	Insider Trading Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2024).
99*	Regulations which may affect our business activities
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CBL International Limited

	By:	/s/ Teck Lim CHIA
	Name:	Teck Lim CHIA
Date: April 17, 2026	Title:	Chief Executive Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CBL International Limited and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID No.: 6955

Singapore

April 17, 2026

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	December 31,	December 31,
	2025	2024
Assets:
Current Assets
Cash	$12,497,359	$8,020,871
Accounts receivable	39,017,369	36,679,605
Derivative assets	-	294,965
Prepayments and other current assets	23,350,063	23,085,599
Tax recoverable	262,057	258,872
Total current assets	75,126,848	68,339,912
Non-current assets
Property, plant and equipment, net	400,508	783,476
Right-of-use assets, net	187,078	168,421
Total non-current assets	587,586	951,897

Total assets	$75,714,434	$69,291,809

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$52,690,082	$42,007,000
Accrued expenses and other current liabilities	985,947	2,963,079
Short-term lease liabilities	125,243	158,994
Bank borrowing	1,893,094	1,360,643
Derivative Liabilities	60,705	-
Total current liabilities	55,755,071	46,489,716

Long-term lease liabilities	70,538	35,360
Total liabilities	55,825,609	46,525,076

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 27,500,327 and 27,500,000 shares issued and outstanding as of December 31, 2025, and December 31, 2024 respectively	2,750	2,750
Additional paid-in capital	13,831,423	13,880,837
Treasury stock	(5)	-
Retained earnings	6,054,657	9,025,081
Total stockholders’ equity	19,888,825	22,908,668
Non-controlling interests in subsidiaries	-	(141,935)
Total liabilities and equity	$75,714,434	$69,291,809

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023

Revenue	$538,489,831	$592,517,545	$435,897,718
Cost of revenue	534,018,060	587,142,893	428,686,593

Gross profit	4,471,771	5,374,652	7,211,125

Operating expenses:
Selling and distribution	1,595,789	2,705,604	1,242,157
General and administrative	5,309,214	5,996,638	4,307,141
Total operating costs and expenses	6,905,003	8,702,242	5,549,298

(Loss)/Income from operations	(2,433,232)	(3,327,590)	1,661,827

Other (income) expense:
Interest expense, net	744,436	570,691	231,633
Currency exchange loss/(gain)	33,332	4,092	(1,674)
Write off of property, plant and equipment	1,105	-	613
Other income, net	(222,240)	(1,476)	-

Total other expenses	556,633	573,307	230,572

(Loss)/Income before provision for income taxes	(2,989,865)	(3,900,897)	1,431,255
Write-back for income taxes	(394)	(29,484)	298,605
Net (Loss)/ Income	$(2,989,471)	$(3,871,413)	$1,132,650

Comprehensive loss	$(2,989,471)	$(3,871,413)	$1,132,650

Attributable to:
Equity holders of the Company	$(2,970,424)	$(3,736,007)	$1,139,226
Non-controlling interests	(19,047)	(135,406)	(6,576)
Net (loss) /income attributable to parent	$(2,989,471)	$(3,871,413)	$1,132,650

Basic and diluted earnings per ordinary share*	$(0.108)	$(0.136)	$0.045

Weighted average number of ordinary shares outstanding - basic and diluted	27,500,327	27,500,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

		Ordinary		Additional		Non-
	Ordinary	shares	Treasury	paid-in	Retained	Controlling	Total
	shares	amount	Stock	capital	earnings	interests	equity

January 1, 2023	21,250,000	$2,125	$-	$488,198	$11,621,862	$-	$12,112,185
Issuance of shares net of share offering costs	3,750,000	375		12,047,889			12,048,264
Non-controlling interest arising on incorporation of new subsidiary	-	-	-	-	-	47	47
Net income	-	-	-	-	1,139,226	(6,576)	1,132,650
December 31, 2023	25,000,000	$2,500	$-	$12,536,087	$12,761,088	$(6,529)	$25,293,146
Issuance of shares net of share offering costs	2,500,000	250	-	1,344,750	-	-	1,345,000
Non-controlling interest arising on incorporation of new subsidiary	-	-	-	-	-	-	-
Net loss	-	-	-	-	(3,736,007)	(135,406)	(3,871,413)
December 31, 2024	27,500,000	$2,750	$-	$13,880,837	$9,025,081	$(141,935)	$22,766,733
Issuance of shares net of share offering costs	327	-	-	(324)	-	-	(324)
Shares repurchase	-	-	(5)	(49,372)	-	-	(49,377)
Additional Shares Capital	-	-	-	282	-	-	282
Disposal of a subsidiary,net	-	-	-	-	-	160,982	160,982
Net loss	-	-	-	-	(2,970,424)	(19,047)	(2,989,471)
December 31,2025	27,500,327	$2,750	$(5)	$13,831,423	$6,054,657	$-	$19,888,825

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	2025	2024	2023
Cash Flows from operating activities:
Net(Loss)/Income	$(2,989,471)	$(3,871,413)	1,132,650
Adjustment to reconcile net income to net cash used in operating activities:
Depreciation and amortization	384,505	357,482	170,826
Depreciation of right-of-use assets	162,423	170,060	142,888
Write off of property, plant and equipment	1,105	-	613
Change in fair value of derivative	355,670	(266,189)	(138,122)
Changes in operating assets and liabilities
Accounts receivable	(2,337,764)	(11,553,754)	(6,679,674)
Prepayments and other current assets	(264,464)	(3,768,410)	(19,042,364)
Accounts payable	10,683,082	14,554,185	14,779,300
Accrued expenses and other liabilities	(1,816,150)	2,619,266	218,115
Lease liabilities	(179,653)	(177,780)	(120,781)
Taxes payable	(3,186)	(6,663)	(496,305)
Net cash provided by (used in) operating activities	3,996,097	(1,943,216)	(10,032,854)

Cash flows from investing activity:
Purchase of property, plant and equipment	(2,641)	(144,446)	(773,863)
Net cash used in investing activity	(2,641)	(144,446)	(773,863)

Cash flows from financing activities:
Proceed from issuance of shares net of share offering costs	(42)	1,345,000	13,176,717
Share repurchased	(49,377)	-	-
Advance drawn down from bank	532,451	1,360,643	-
Net cash provided by financing activities	483,032	2,705,643	13,176,717

Net increase in cash and restricted cash	4,476,488	617,981	2,370,000
Cash at the beginning of the year	8,020,871	7,402,890	5,032,890
Cash and restricted cash at the end of the year	$12,497,359	$8,020,871	7,402,890

The accompanying notes are an integral part of these consolidated financial statements.

CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Expressed in U.S. dollars)

	2025	2024	2023
Reconciliation of cash and restricted cash:
Cash and cash equivalent	$9,325,274	$8,020,871	7,402,890
Restricted cash	3,172,085	-	-
	$12,497,359	$8,020,871	7,402,890

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$787,377	$591,858	302,486
Income taxes	$5,219	$28,057	794,910

NON-CASH TRANSACTION OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and lease liabilities	$375,434	$372,134	496,230

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

Business Reorganization and Listing of shares in Nasdaq

On March 23, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”). The Company’s underwriters exercised their over- allotment option in part for an additional 425,000 ordinary shares on March 27, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. Upon completion of the Offering 3,750,000 new shares were issued, and the ordinary share capital of the Company became $2,500, representing 25,000,000 shares of $0.0001 par value.

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

In 2025, the Company issued 327 new ordinary shares, par value $0.0001 per share, under an agreement with an agent at an average price of $0.9399 per share. The proceeds of $307 from the issuance, net of all expenses in the amount of ($42), were credited (charged) to the Additional paid-in capital account.

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Group’s Ownership	Principal Activities
CBL International Limited	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited	British Virgin Islands	100%	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100%	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100%	Sales and distribution of marine fuel
Banle Energy International Limited	Hong Kong	100%	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100%	Business management
Banle International (China) Limited	Hong Kong	100%	Investment holding
Banle International (Singapore) Pte Limited	Singapore	100%	Sales and distribution of marine fuel
Banle Energy (Europe) Limited	Ireland	100%	Business management

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

B. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. The most significant estimates and judgments include income taxes, uncertain tax positions and estimate for incremental borrowing rate for leases. Actual amounts could differ from those estimates.

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

D. Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2025, the Company’s cash was below RMB 500,000 and so it that fully insured. The Hong Kong Deposit Protection Board insures up to a limit of HK$800,000 (approximately $102,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, approximately $7,727,000 was not insured by the Hong Kong Deposit Protection Board. While management believes that these financial institutions and platform fund holders are of high credit quality, it continually monitors their credit worthiness.

Major Customers and Suppliers

During the years ended December 31, 2025, 2024 and 2023, the following customers accounted for more than 10% of revenue:

	2025	2024	2023
Revenue:
Customer A	19.2%	24.7%	38.6%
Customer B	13.5%	14.1%	11.0%
Customer J	6.9%	11%	7%
Customer L	12.0%	3.0%	-

As of December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company’s accounts receivable:

	2025	2024
Accounts receivable:
Customer B	11.9%	6.7%
Customer H	8.4%	12.0%
Customer I	-	-
Customer J	15.4%	18.4%
Customer K	6.0%	11.0%
Customer L	22.6%	30.4%

The suppliers that individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Cost of revenue:
Supplier A	0.0%	22.2%	15.7%
Supplier C	8.3%	4.0%	13.4%
Supplier F	14.1%	10.8%	7.9%
Supplier L	21.5%	9.9%	-

As at December 31, 2025 and 2024, the following suppliers accounted for more than 10% of the Company’s accounts payable:

	2025	2024
Accounts payable:
Supplier C	8.1%	-
Supplier E	3.8%	-
Supplier N	-	11.6%
Supplier F	22.6%	24.7%
Supplier L	36.3%	9.2%

E. Cash

Cash consists of petty cash on hand, and cash held in banks which are highly liquid and are unrestricted as to withdrawal or use except for restricted cash deposited with financial institutions as collateral for trade facilities as disclosed under reconciliation of cash and restricted cash under the Consolidated Statement of Cash Flow.

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

The Company’s financial instruments include cash, accounts receivable, derivative assets/liabilities, prepayments and other current assets, due from related parties, accounts payable, taxes payable and accrued expenses and other current liabilities. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2025 2024 and 2023.

The Company had no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2025, 2024 and 2023.

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

I. Property, Plant and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated by using the straight-line method over the estimated useful lives of the assets. Costs of major additions and improvements are capitalized while expenditure on maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is credited or charged on the income statement. Long-lived assets held and used by us (including property and equipment) are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Fixed Asset Category	Useful lives
Computer Software	3 years
Furniture, Fixtures and Equipment	5 years
Leasehold Improvements	Lesser of lease term or life of assets

J. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. Examples of such triggering events include a significant disposal of a portion of such assets and adverse changes in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, requires subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2025 and 2024 .

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

See Note 10 for Revenue Disaggregation

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

N. Income Taxes

Income taxes are accounted for in accordance with FASB ASC Topic 740 which utilizes the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recorded as a component of the provision for income taxes in the period that includes the date of the enactment.

Regular assessments are made on the likelihood that the Company’s deferred tax assets will be recovered from the Company’s future taxable income. The Company’s evaluation is based on estimates, assumptions, and includes an analysis of available positive and negative evidence. Sources of positive evidence include estimates of future taxable income, future reversal of existing taxable temporary differences, taxable income in carry back years, and available tax planning strategies. Sources of negative evidence include current and cumulative losses in recent years, losses expected in early future years, any history of operating losses or tax credit carry forwards expiring unused, and unsettled circumstances that, if unfavorably resolved, would adversely affect future profit levels.

The remaining carrying value of the Company’s net deferred tax asset, after recording the valuation allowance, is based on the Company’s present belief that it is more likely than not that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to utilize such net deferred tax assets. The amount of the remaining net deferred tax assets considered recoverable could be adjusted if the Company’s estimates of future taxable income during the carry forward period change favorably or unfavorably. To the extent the Company believes that it is more likely than not that some or all of the remaining net deferred tax assets will not be realized, the Company must establish a valuation allowance against the net deferred tax asset, resulting in additional income tax expense in the period such determination is made. To the extent a valuation allowance currently exists, the Company will continue to monitor all positive and negative evidence until the Company believes it is more likely than not that it is no longer necessary, resulting in an income tax benefit in the period such determination is made.

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

Q. Recently Adopted Accounting Standards

During the year ended December 31, 2025, 2024 and 2023, there have been no accounting standards that, upon adoption, had a material impact on the Company’s consolidated financial statements.

R. Recently Issued Accounting Standards

In FY2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2024-03, which addresses the disaggregation of income statement expenses under Subtopic 220-40. The update aims to provide more detailed information about a public business entity’s expense, helping investors understand better the entity’s performance, assess the entity’s prospects for future cash flows, and compare the entity’s performance over time and with other entities. Entities are required to disclose, in the notes to financial statements, specific information about certain costs and expenses. This includes purchases of inventory, employee compensation, depreciation, intangible asset amortization. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements and will not elect early adoption.

In FY 2025, The following new accounting standards and interpretations are effective for accounting periods beginning on or after 1 January 2025.

ASU 2023-09 Income Tax Disclosures to enhanced disclosures about a reporting entity’s effective tax rate and its income taxes paid (refunded)

ASU 2024-01 Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 to align the FASB Accounting Standards Codification with guidance previously issued by the SEC.

Other than as disclosed above, there are no other recently issued accounting standards not yet adopted by the Company that, upon adoption, are expected to have a material impact on the Company’s consolidated financial statements.

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

The Company had accounts receivable of $ 39,017,369 and $36,679,605 as of December 31, 2025 and 2024, respectively, of which accounts receivable from the top five customers accounted for $ 25,709,937 and $28,781,534 as at December 31, 2025 and 2024, represented approximately 65.9% (the largest of which accounted for 23%) and 78.5% (the largest of which accounted for 30.4%) of total accounts receivable, respectively.

The Company has no allowance for doubtful accounts as of December 31, 2025 and 2024 and no bad debt expense for the years then ended.

Those invoices under factoring facilities with few commercial banks (see Note 7) were factored under non-recourse basis and were not recorded as accounts receivable in the Company’s consolidated financial statements.

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

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

Derivative (liabilities)/asset	As of December 31, 2025
	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$(60,705)	$-	$(60,705)

	As of December 31, 2024
	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$294,965	$-	$294,965

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of December 31, 2025 and 2024 :

Derivative Instruments	Units	2025	Units	2024
Commodity contracts
Long	Metric ton	5,350	Metric ton	22,550

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gains during the years ended December 31 2025, 2024 and 2023:

	Location	2025	2024	2023

Gain from commodity contracts	Cost of revenue	$197,706	$1,125,273	$407,098

5. Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2025	2024
Prepayments and other receivable	$3,214,462	$1,785,635
Deposits	20,135,601	21,299,964
Total	$23,350,063	$23,085,599

Prepayment and other receivable mainly consist of customers’ invoices factored to a financial institution and this amount has been subsequently fully received after end of the financial year 2025 and 2024 .

Deposits were related to monetary collateral placed with various suppliers to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The amount of property and equipment are as follows:

	As of December 31,
	2025	2024
Office equipment, furniture and fixtures	$599,959	$600,762
Less: accumulated depreciation and amortization	480,754	317,994
Office equipment, furniture and fixtures, net	$119,205	$282,768

During the financial years ended December 31, 2025 and 2024, the Company recorded depreciation expense of approximately $164,000 and $170,000 respectively.

The amount of motor vehicle was as follows:

	As of December 31,
	2025	2024
Motor vehicle	$190,787	$190,787
Less: accumulated depreciation	149,317	130,886
Motor vehicle, net	$41,470	$59,901

During the year ended December 31, 2025 and 2024, the Company recorded depreciation expense of approximately $18,000 in both financial year 2025 and 2024 .

The amount of computer software costs was as follows:

	As of December 31,
	2025	2024
Computer software	$667,979	$666,171
Less: accumulated amortization	428,146	225,364
Computer software costs, net	$239,833	$440,807

During the years ended December 31, 2025 and 2024, the Company recorded amortization expenses related to computer software of approximately $203,000 and $169,000 respectively.

7. Interest Income and Interest Expense

As of December 31, 2025 and 2024, the trade facilities offered by the commercial banks and a financial institution (“trade facilities providers”) were $74.5 million and $22 million respectively. Under the terms of these facilities amounting to $70.5 million and $22 million respectively for financial year 2025 and 2024, the Company may factor those pre-approved accounts receivable selected by these factoring financing facilities providers on a non-recourse basis. Under the arrangement, those invoices were not recorded as accounts receivable in the Company’s consolidated financial statements. The Company may elect, before the invoice due dates, payment from the bank certain portion of the invoices so factored. Interest expenses will be charged by the bank on the portion in this respect.

As of December 31, 2025, the advances drawn under this arrangement were $1,893,094 compared to $1,360,643 in the preceding financial year.

The interest rates under the factoring agreement range from 5.0% to 7.4% (2024: 5.6% to 6.8%) per annum. The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net:

	For the year ended December 31.
	2025	2024	2023
Interest income	$42,941	$21,167	$70,853
Interest expense on lease liabilities	(5,630)	(11,719)	(12,379)
Interest expense on factoring arrangement	(781,747)	(580,139)	(290,107)
Total:	$(744,436)	$(570,691)	$(231,633)

8. Commitments and Contingencies

As of December 31, 2025 and 2024, the Company has committed to sell marine fuels to certain customers to a maximum of 122,800 MT (2024: 129,500 MT) with delivery to be made in 2026 and 2025 respectively. The Company has contracted with various suppliers to purchase to a maximum of 96,000 MT for FY 2025 and 101,000 MT for FY 2024 marine fuels respectively in the same period to hedge the fuel price fluctuation.

As of December 31, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $257,000), of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the years ended December 31, 2025, 2024 and 2023, the Company had $nil for 2025 and 2024 and $2,072,386 for 2023 financial year respectively on income subject to the Hong Kong Profits Tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the years ended December 31, 2025, 2024 and 2023, the Company had $nil income for 2025 and 2024 and $28,031 for 2023 were subject to the Malaysia Income Tax.

Singapore

Singapore Income Tax is calculated at 17% of the estimated assessable profits for the relevant year. For the years ended December 31, 2025, 2024 and 2023, the Company had $nil for the following financial years respectively, of income subject to the Singapore Income Tax.

The income tax provision consists of the following:

	2025	2024	2023
Current:
Hong Kong	$(394)	$(29,689)	$291,326
Malaysia	-	205	7,279
Total	$(394)	$(29,484)	$298,605

Deferred	-	-	-
Total	$(394)	$(29,484)	$298,605

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2025, 2024 and 2023, respectively.

	2025	2024	2023
(Loss) \ Income before provision for income taxes	$(2,989,865)	$(3,900,897)	$1,431,255
Tax at the domestic income tax rate of 16.5%	(493,328)	(643,648)	236,157
Tax effect of Hong Kong at graduated rates	-	21,290	(21,290)
Foreign tax rate differentials	-	(6,782)	2,102
Non-deductible expenses for tax purpose	448,260	370,804	110,412
Unrecognize tax benefit	46,549	216,736	-
Non-taxable income	(1,875)	43,921	(22,790)
Prior year accrual	-	(31,805)	(5,986)
Income tax expense	$(394)	$(29,484)	$298,605

10. Revenue Disaggregation Geographic Information

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the marine fuel is delivered to the customer.

	For the year ended December 31,
	2025	2024	2023
China	$378,739,072	$333,722,969	$242,702,176
Hong Kong	139,369,191	179,504,143	137,206,005
Malaysia	8,690,076	58,153,026	46,725,038
Singapore	7,296,292	14,644,074	7,238,512
South Korea	683,460	3,942,800	1,373,340
Other	3,711,740	2,550,533	652,647
Total:	$538,489,831	$592,517,545	$435,897,718

11. Related Party Transactions and Balances

During the financial year 2025, 2024 and 2023, no transactions with related parties were identified and there was no balance with any related parties.

12. Finance and Operating Leases

The Company leases offices and motor vehicles. The leases are for periods of two to five years. The Company recognized the following total lease cost related to the Company’s lease arrangements:

	For the year ended December 31,
	2025	2024	2023
Finance lease and operating lease costs	168,051	181,780	155,267
Expenses relating to short-term leases	82,563	66,717	11,217
Total lease cost	$250,614	$248,497	$166,484

As of December 31, 2025, 2024 and 2023, the Company’s remaining lease payments were as follows:

2025
Leases
2025	-
2026	128,778
2027	71,194
Total remaining lease payments (undiscounted)	199,972
Less: imputed interest	4,190
Present value of lease liabilities	$195,781

Supplemental balance sheet information related to leases:

		As of December 31,
	Classification	2025	2024
Assets:
Operating lease assets	Right-of-use lease assets	$187,078	$168,421
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$125,243	$158,994
Lease liability – non-current	Non-current liabilities – lease liabilities	$70,538	$35,360

Other information related to leases for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Weighted-average remaining lease term (years) - operating leases	1.6	1.2	2.0
Weighted-average discount rate - operating leases	3.2%	4.3%	3.9%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-	$-
Operating cash flows from operating leases	$179,653	$177,780	$120,781

13. Issuance of New Shares

During the financial year 2025, the Company issued 327 new ordinary shares, par value $0.0001 per share, under an agreement with an agent at an average price of $0.9399 per share. The proceeds of $307 from the issuance, net of all expenses in the amount of ($41), were credited (charged) to the Additional paid-up capital account.

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

14. Shares Repurchased

On June 3, 2025, the Company launched a share repurchase program which allowed the Company to repurchase up to the lesser of $5.0 million in the Company’s ordinary shares, par value $0.0001 per share, or 5.0 million ordinary shares. During the year of 2025, the Company repurchased 52,175 ordinary shares at average price of $0.9364 per share totaling $48,857. The shares repurchased are kept in Treasury stock in the amount of $5. Accordingly, the additional paid in capital was reduced by the amount of $48,852 in this regard.

Subsequent to December 31,2025, the Company repurchased 162,047 ordinary shares at an average price of $0.7227 per share totaling $ 117,114. The shares repurchased are kept in Treasury Stocks.

